2022






MDU RESOURCES
GROUP, INC.

Annual Report | Form 10-K | Proxy Statement

2022


Electric Utility
Natural Gas Utility
Pipeline
Construction Materials
Construction Services Offices
Construction Services Authorized States of Operation

MDU Resources Group, Inc., a member of the S&P MidCap 400 and S&P High-Yield Dividend Aristocrats indices, is Building a Strong America® by providing essential products and services through our regulated energy delivery and construction materials and services businesses.

MDU
LISTED
NYSE

MDU RESOURCES
GROUP, INC.

14,929 employees



2.4 Bcf/day
of natural gas
pipeline capacity



1.18 million
utility
customers



12th largest
specialty contractor,
according to
Engineering News-Record



1.1 billion
tons of
aggregate
reserves

2022 annual dividend per share:



88 cents

Paid dividends



85

consecutive years

Increased dividends  **32** consecutive years

2022 earnings:
$367.5 million / $1.81 EPS

At December 31, 2022.

Highlights

Years ended December 31,	2022	2021
	(In millions, where applicable)	
Operating revenues	$6,973.9	$5,680.7
Operating income	$ 574.0	$ 534.2
Net Income	$ 367.5	$ 378.1
Earnings per share	$ 1.81	$ 1.87
Dividends declared per common share	$ .875	$ .855
Weighted average common shares outstanding — diluted	203.5	202.4
Total assets	$ 9,661	$ 8,910
Total equity	$ 3,587	$ 3,383
Total debt	$ 3,088	$ 2,742
Capitalization ratios:		
Total equity	53.7%	55.2%
Total debt	46.3	44.8
	100%	100%
Price/earnings from continuing operations ratio (12 months ended)	16.8x	16.5x
Book value per share	$ 17.62	$ 16.64
Market value as a percent of book value	172.2%	185.3%
Employees	14,929	12,826

Forward-looking statements: This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in "Part I, Forward-Looking Statements" and "Item 1A — Risk Factors" of the company's "2022 Form 10-K." Forward-looking statements are all statements other than statements of historic fact, including without limitation those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts and similar expressions.

Our Businesses

Electric and Natural Gas Utilities

MDU Resources Group's utility companies serve approximately 1.18 million customers. Cascade Natural Gas Corporation distributes natural gas in Oregon and Washington. Intermountain Gas Company distributes natural gas in southern Idaho. Montana-Dakota Utilities Co. generates, transmits and distributes electricity and distributes natural gas in Montana, North Dakota, South Dakota and Wyoming. Great Plains Natural Gas Co., a division of Montana-Dakota Utilities, distributes natural gas in western Minnesota and southeastern North Dakota. These operations also supply related value-added services.

2022 Key Statistics

Revenues (millions)	
Electric	$377.1
Natural gas	$1,273.8
Net income (millions)	
Electric	$57.1
Natural gas	$45.2
Electric retail sales (million kWh)	3,343.9
Natural gas distribution (MMdk)	
Retail sales	131.2
Transportation sales	167.7


Electric and natural gas utility areas
Electric generating stations
States of operations
WA
OR
ID
MT
ND
MN
SD
WY

Pipeline

WBI Energy provides natural gas transportation and underground storage services through regulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. It also provides cathodic protection and other energy-related services.

2022 Key Statistics

Revenues (millions)	$155.6
Net income (millions)	$35.3
Pipeline transportation (MMdk)	482.9


Company storage fields
States of operations
Pipeline systems
Interconnecting pipeline
MT
ND
MN
SD
WY

Construction Materials and Contracting

Knife River Corporation mines aggregates and markets crushed stone, sand, gravel and related construction materials, including ready-mix concrete, cement, asphalt, asphalt oil and other value-added products. It also performs integrated contracting services.

2022 Key Statistics

Revenues (millions)	$2,534.7
Net income (millions)	$116.2
Construction materials sales	
Aggregates (million tons)	34.0
Asphalt (million tons)	7.3
Ready-mix concrete (million cubic yards)	4.0
Construction materials aggregate reserves (billion tons)	1.1


States of operation
Market areas
AK
WA
MT
ND
MN
OR
ID
SD
IA
WY
NE
CA
TX
HI

Construction Services

MDU Construction Services Group provides a full spectrum of construction services through its electrical and mechanical and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utility, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.

2022 Key Statistics

Revenues (millions)	$2,699.2
Net income (millions)	$124.8


Construction services offices
Authorized states of operation
AK
WA
MT
ND
MN
OR
ID
SD
WY
NY
MI
NE
IA
PA
NJ
DE
MD
NV
UT
CO
KS
IL
IN
OH
WV
VA
KY
MO
CA
AZ
NM
OK
AR
TN
NC
SC
MS
AL
GA
TX
LA
FL
HI

Report to Stockholders —

While our operations continued in 2022 to do what they do best — providing essential products and services that are Building a Strong America® — we also have been working toward significant strategic initiatives for our corporation. We announced in 2022 that our board has determined that moving toward two pure-play publicly traded companies, with one focused on regulated energy delivery and the other on construction materials, will unlock significant value for our shareholders. To achieve that objective, we announced on August 4 our intent to separate Knife River Corporation as an independent, publicly traded company. The spinoff is on track to be complete in the second quarter of 2023. Also, we announced on November 3 that we are undertaking a strategic review of MDU Construction Services Group, and we expect this to be complete in the second quarter as well.

Our objective is to make MDU Resources Group a pure-play energy delivery business, primarily electric and natural gas utilities along with a natural gas transmission pipeline business.

In 2022, MDU Resources had revenues of $6.97 billion and earnings of $367.5 million, or $1.81 per share, compared to revenues of $5.68 billion and earnings of $378.1 million, or $1.87 per share, in 2021. Costs associated with our strategic initiatives negatively impacted earnings in 2022 by $12.7 million, or 6 cents per share.

We increased our common stock dividend in 2022, for an annualized dividend of 89 cents per share. This is the 32nd consecutive year we have increased our dividend, and we have paid dividends uninterrupted for 85 years.

Utilities continue steady customer, rate base growth

Our electric and natural gas utilities earned $102.3 million in 2022, compared to earnings of $103.5 million in 2021. Retail sales volumes were 13.7 percent higher for natural gas and 2.2 percent higher for electricity. Increases in rates in certain jurisdictions, as approved by regulators, had a positive impact on the year's results, offset in part by higher operation and maintenance costs and higher interest expense.

Our utilities in 2022 continued their growth trajectory. Customer count grew by 1.6 percent, which aligns with our projected 1-2 percent annual growth over the longer term. We invested in this business to grow our rate base 7.8 percent in 2022. With anticipated capital investments of $2.1 billion through 2027, we expect rate base to continue to grow by approximately 6.5 percent on a compound annual basis for at least the next five years.

Our utilities again were recognized for providing superior customer service, with Cascade Natural Gas, Intermountain Gas and Montana-Dakota Utilities ranking first, third and sixth, respectively, among West Region midsize natural gas utilities in the J.D. Power 2022 Gas Utility Residential Customer Satisfaction Study. The study surveys customer satisfaction across six factors: safety and reliability, billing and payment, price, corporate citizenship, communications and customer care.

Our electric utility also was honored in 2022 by the Edison Electric Institute with an Emergency Response Award, which recognizes recovery and assistance efforts of electric companies following service disruptions from extreme weather or other natural events. Montana-Dakota's service territory was hit with widespread power outages during a late April blizzard in 2022. Rain that turned to thick ice on power lines, followed by 60 mph wind gusts, caused unprecedented system damage. Restoration was expected to take two weeks, but our team worked tirelessly



Earnings Per Share

2018	2019	2020	2021	2022
$1.39	$1.69	$1.95	$1.87	$1.81



Montana-Dakota Utilities crews work to restore power after unprecedented damage to company facilities from an April blizzard.

to restore service to our customers in just eight days, including replacing approximately 150 power poles and repairing about 350 crossarms in extremely difficult conditions.

Our electric utility continues to make progress toward its greenhouse gas emissions intensity reduction target of 45 percent by 2030, compared to 2005 levels, from owned generating facilities. In 2022, we ceased operations at our last wholly owned coal-fired electric generating facility, Heskett Station Units I and II in Mandan, North Dakota. As of the end of the year, we had reduced greenhouse gas emissions from owned generating facilities by approximately 40 percent. We expect construction to be complete this summer on Heskett Station Unit IV, an 88-megawatt natural gas-fired simple-cycle combustion turbine. This unit will be used primarily as a backup electric generation source when renewable sources may be unavailable.



WBI Energy's North Bakken Expansion project was placed into service in February 2022, and natural gas capacity usage will ramp up in 2023.

We announced in 2022 another Midcontinent Independent System Operator-approved joint regional transmission line project with Otter Tail Power Company. Together, we plan to develop, construct and co-own a 95-mile, 345-kilovolt transmission line that will span from Jamestown to Ellendale in North Dakota. MDU Resources will be responsible for half the investment, with the total project currently estimated at $439 million. The project creates a more resilient regional transmission grid, helping ensure continued reliable, affordable electric service to our customers. We are targeting a 2028 in-service date.

On the natural gas utility side of our business, we are investing in renewable natural gas opportunities. We have produced RNG from the Billings Regional Landfill in Montana since 2010 and have three dairy digesters in Idaho adding RNG to our system for customer use since 2020. We continue to explore additional RNG projects across our system and expect to have additional sources online soon.

Pipeline integrity remains another area of investment focus for our natural gas utilities as we continue to upgrade older natural gas distribution lines with lines made of newer materials, such as polyethylene and coated steel. We replaced approximately 90 miles of distribution lines in 2022.

Natural gas pipeline continues expanding

Our natural gas pipeline business, WBI Energy, earned $35.3 million in 2022, compared to $40.9 million in 2021. WBI Energy achieved its sixth consecutive year of record transportation volumes through continued system expansions and steady



Dennis W. Johnson
Chair of the Board



David L. Goodin
President and Chief Executive Officer

customer demand. Results were negatively impacted by the absence of income recorded in 2021 as allowed by the Federal Energy Regulatory Commission for funds used during construction on the North Bakken Expansion project, as well as higher interest expense.

As we mentioned in last year's letter, the North Bakken Expansion project was in service in early 2022. We saw initial benefits from that project in 2022 and look forward to a full year of results in 2023 as customers' capacity usage ramps up.

We also completed a 10-mile expansion project in central North Dakota in 2022 to serve an ethanol plant. The project added approximately 6.7 million cubic feet per day of capacity to WBI Energy's system.

As of December 31, WBI Energy had total capacity to transport more than 2.4 billion cubic feet of natural gas per day on its system.

WBI Energy's natural gas pipeline system will continue to grow, with more expansion projects being planned than ever before. In 2023, significant projects include:

• Line Section 27 Expansion in northwestern North Dakota, which is expected to add transportation capacity of 175 million cubic feet per day and be in service in November.

• Grasslands South Expansion from western North Dakota to northern Wyoming, which is expected to add transportation capacity of 94 million cubic feet per day and be in service this fall.

• Line Section 15 Expansion in western South Dakota, which is expected to add transportation capacity of 25 million cubic feet per day and be in service in November.

In total, approximately 300 million cubic feet of additional natural gas transportation capacity is expected to be added in 2023, pending regulatory approval.

WBI Energy on January 27, 2023, filed a rate case with the FERC in which it is seeking rate increases for its transportation and storage services. We expect new rates to take effect by August 1.

Bakken-related development activity continues at a steady pace, and pipeline capacity is key to managing natural gas flaring. WBI Energy has a number of other projects in the queue for 2024 and beyond, including our Wahpeton Expansion Project. Pending regulatory approval, it is slated for construction in 2024 in

southeastern North Dakota and would add much-needed capacity of nearly 21 million cubic feet of natural gas per day for the region.

WBI Energy sharpened its focus on reducing greenhouse gas emissions by establishing a methane emissions reduction target in 2022. WBI Energy has a near-term goal of reducing its methane emission intensity 25 percent by 2030 compared to 2020 levels, and it intends to establish a longer-term methane emission intensity reduction goal by 2030. In 2022, WBI Energy also joined the One Nation's Energy Future Coalition — ONE Future — which is a group of more than 50 natural gas companies working together to voluntarily reduce methane emissions across the industry to 1 percent or less by 2025.

Knife River overcoming inflationary pressures

Knife River Corporation earned $116.2 million in 2022, compared to $129.8 million in 2021. Revenues set a record at $2.53 billion, up 14 percent. While we were largely able to recover expense increases from inflationary pressures in 2022, margins were negatively impacted by cost increases on asphalt oil, labor, fuel and cement, as well as higher interest expense. Unfavorable weather early in the year and in the fourth quarter, which compressed the construction season for certain markets, also dampened results.

In addition to continuing to provide the products and services necessary for Building a Strong America,® Knife River was focused in 2022 on preparing to be spun off from MDU Resources as an independent, publicly traded company. Functions that have been provided at the MDU Resources level, such as information technology, accounting processes and human capital management, are being

established to enable Knife River to stand separately from MDU Resources upon the anticipated spinoff in the second quarter.

Our board of directors appointed Brian Gray to be president of Knife River as of January 1, 2023, and just recently



The Knife River Training Center includes an 80,000-square-foot heated indoor arena for training truck drivers and heavy equipment operators.



MDU Construction Services Group subsidiary Bombard Renewable Energy finished construction on a 200-megawatt solar facility in Nevada.

announced that Brian also will become CEO of Knife River on March 1 as Dave Barney transitions to a senior advisor role. Brian has 29 years of experience with Knife River and was president of Knife River's Northwest Region since 2012.

Knife River's state-of-the-art construction training center in Oregon, which was fully operational in 2022, was recognized by Liberty Mutual with a prestigious Risk Management Excellence Award for its focus on safety in the construction industry. The center includes an 80,000-square-foot heated indoor arena for truck and heavy equipment training and a 16,000-square-foot office, classroom and lab facility on a 230-acre property that also allows for outdoor equipment training. With an emphasis on safety at all times, it provides both classroom and hands-on experience that will enhance the skills of current team members as well as recruit and train needed new team members.

Demand remains high for Knife River's construction materials products and contracting services. The company's backlog of work was a record $935 million at December 31, up 32 percent compared to $708 million at December 31, 2021. We expect strong ongoing growth opportunities for Knife River, including through projects that result from the U.S. Infrastructure Investment and Jobs Act that provides approximately $650 billion of reauthorized funds for the Department of Transportation surface transportation program and $550 billion of new infrastructure funds.

Records abound for construction services

MDU Construction Services Group earned $124.8 million in 2022, compared to $109.4 million in 2021. Revenues were a record $2.70 billion, compared to $2.05 billion in 2021. Electrical and mechanical services

workload was particularly high for hospitality, data center and renewable projects. Utility-related transmission and distribution demand was steady as well, especially for power line fire-hardening work.

Demand continues to be extremely strong for construction services work, with MDU Construction Services Group having a record backlog of $2.13 billion at December 31, up 54 percent compared to $1.38 billion at December 31, 2021. MDU Construction Services Group also expects additional project opportunities to result from the Infrastructure Investment and Jobs Act funding.

With climbing backlog throughout 2022, this business also had a record number of employees during the year to meet project demand. MDU Construction Services Group employed approximately 9,000 skilled construction team members at December 31.

MDU Construction Services Group in 2022 was ranked the 12th largest specialty contractor in the United States by Engineering News-Record magazine and the fifth largest electrical contractor by Electrical Construction & Maintenance magazine.

An area of strong and growing demand for the construction services business continues to be what our team calls "mission critical" projects. We build hyperscale data centers for premier clients, and our superior expertise in this area provides industry-best performance to meet schedule and project costs.

MDU Construction Services Group continues to emphasize its premier services for renewable electric generation projects. Subsidiary Bombard Renewable Energy completed construction in October on a 200-megawatt solar facility in Moapa, Nevada. Bombard Renewable Energy

installed 621,093 solar modules, as well as ancillary facilities, for the project.

While some things change, some remain the same

While our company footprint will change following the anticipated spinoff of Knife River and strategic review of MDU Construction Services Group, MDU Resources' philosophy toward the critical aspects of our business will remain the same as we become a pure-play energy delivery business.

We remain committed to operating with integrity and safety at the forefront of all that we do, while focusing on proper governance, environmental stewardship and stakeholder priorities, including returning value to you, our shareholders.

Thank you for your investment in MDU Resources.



Dennis W. Johnson
Chair of the Board



David L. Goodin
President and Chief Executive Officer

February 24, 2023

Board of Directors



Dennis W. Johnson
73 (22)
Dickinson, North Dakota

Chair of MDU Resources Board of Directors

Chair, president and chief executive officer of TMI Group, an architectural woodwork manufacturer; former president of the Dickinson City Commission; a former director of Federal Reserve Bank of Minneapolis.

Expertise: Business management, specialty contracting, finance and strategic planning.



David L. Goodin
61 (10)
Bismarck, North Dakota

President and Chief Executive Officer of MDU Resources

Formerly president and chief executive officer of Cascade Natural Gas Corporation, Great Plains Natural Gas Co., Intermountain Gas Company and Montana-Dakota Utilities Co.



German Carmona Alvarez
54 (1)
Wellington, Florida

Global president of applied intelligence of Wood PLC; formerly senior vice president and global digital practice leader of NEORIS and executive vice president of finance, information technology and shared services at CEMEX.

Expertise: Human capital management, digital and information technology, finance, and mergers and acquisitions.



Thomas Everist
73 (28)
Sioux Falls, South Dakota

President and chair of The Everist Co., formerly a construction materials company; a former director of Raven Industries, Inc., a public company.

Expertise: Construction materials and contracting industry, business leadership and management.



Karen B. Fagg
69 (18)
Billings, Montana

Retired, formerly vice president of DOWL HKM and formerly chair, chief executive officer and majority owner of HKM Engineering Inc.

Expertise: Engineering, natural resource development, environment and business management.



Patricia L. Moss
69 (20)
Bend, Oregon

Formerly vice chair, president and chief executive officer of Cascade Bancorp and Bank of the Cascades; a director of First Interstate BancSystem Inc., a public company.

Expertise: Finance, compliance oversight, business development and public company governance.



Dale S. Rosenthal
66 (2)
Washington, D.C.

Formerly strategic director of Clark Construction Group, LLC; a director of Washington Gas Light Company.

Expertise: Construction, alternative energy, infrastructure development, risk management and corporate strategy.



Edward A. Ryan
69 (5)
Washington, D.C.

Formerly executive vice president and general counsel of Marriott International, a large public company with international operations.

Expertise: Corporate governance and transactions, legal and public company leadership.



David M. Sparby
68 (5)
North Oaks, Minnesota

Formerly senior vice president and group president, revenue at Xcel Energy Inc. and president and chief executive officer of NSP-Minnesota.

Expertise: Public utility, renewable energy, finance, legal and public company leadership.



Chenxi Wang
52 (4)
Los Altos, California

Founder and managing general partner of Rain Capital Fund LP, a cybersecurity-focused venture fund; formerly chief strategy officer of Twistlock, a security software company.

Expertise: Technology, cybersecurity, capital markets and business development.

Audit Committee
David M. Sparby, Chair
Dale S. Rosenthal
Edward A. Ryan
Chenxi Wang

Compensation Committee
Karen B. Fagg, Chair
German Carmona Alvarez
Thomas Everist
Patricia L. Moss

Environmental and Sustainability Committee
Patricia L. Moss, Chair
Karen B. Fagg
David M. Sparby
Chenxi Wang

Nominating and Governance Committee
Edward A. Ryan, Chair
German Carmona Alvarez
Thomas Everist
Dale S. Rosenthal

Director Changes
German Carmona Alvarez was appointed to the Board of Directors on November 18, 2022.

Numbers indicate age and years of service ( ) on the MDU Resources Board of Directors as of December 31, 2022.



David L. Goodin
61 (40)

President and Chief Executive Officer of MDU Resources

Serves on the company's Board of Directors and as chair of the board of all major subsidiary companies; formerly president and chief executive officer of Cascade Natural Gas Corporation, Great Plains Natural Gas Co., Intermountain Gas Company and Montana-Dakota Utilities Co.



David C. Barney
67 (37)

President and Chief Executive Officer of Knife River Corporation

Formerly held executive and management positions with Knife River.



Stephanie A. Barth
50 (27)

Vice President, Chief Accounting Officer and Controller of MDU Resources

Formerly controller of MDU Resources and vice president, treasurer and chief accounting officer of WBI Energy, Inc.



Trevor J. Hastings
49 (27)

President and Chief Executive Officer of WBI Energy, Inc.

Formerly vice president of business development and operations support of Knife River Corporation.



Anne M. Jones
59 (41)

Vice President and Chief Human Resources Officer of MDU Resources

Formerly vice president of human resources, customer service and safety of Cascade Natural Gas Corporation, Great Plains Natural Gas Co., Intermountain Gas Company and Montana-Dakota Utilities Co.



Nicole A. Kivisto
49 (28)

President and Chief Executive Officer of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.

Formerly vice president of operations of Great Plains Natural Gas Co. and Montana-Dakota Utilities Co.



Karl A. Liepitz
44 (20)

Vice President, General Counsel and Secretary of MDU Resources

Serves as general counsel and secretary of all major subsidiary companies; formerly assistant general counsel and assistant secretary of MDU Resources.



Peggy A. Link
56 (18)

Vice President and Chief Information Officer of MDU Resources

Formerly assistant vice president of technology and cybersecurity officer of MDU Resources.



Jeffrey S. Thiede
60 (19)

President and Chief Executive Officer of MDU Construction Services Group, Inc.

Formerly held executive and management positions with MDU Construction Services Group.



Jason L. Vollmer
45 (18)

Vice President and Chief Financial Officer of MDU Resources

Formerly vice president, chief accounting officer and treasurer of MDU Resources.

Numbers indicate age and years of service ( ) as of December 31, 2022.

Stockholder Return Comparison

Comparison of One-Year Total Stockholder Return

(as of December 31, 2022)



MDU Resources	S&P 500 Index	Peer Group
2%	-18%	-3%

Comparison of Five-Year Total Stockholder Return (in dollars)

$100 invested December 31, 2017, in MDU Resources was worth $131.40 at year-end 2022.



Company Name / Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
MDU Resources Group, Inc.	$100.00	$91.36	$117.34	$107.59	$129.51	$131.40
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
Peer Group	100.00	94.84	125.08	126.38	160.10	155.39

Data is indexed to December 31, 2022, for the one-year total stockholder return comparison and December 31, 2017, for the five-year total stockholder return comparison for MDU Resources, the S&P 500 and the peer group. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer's stock market capitalization at the beginning of the period.

The peer group issuers are Alliant Energy Corporation, Ameren Corporation, Atmos Energy Corporation, Black Hills Corporation, CMS Energy Corporation, Dycom Industries, Inc., EMCOR Group, Inc., Evergy, Inc., Granite Construction Incorporated, Jacobs Solutions Inc., KBR, Inc., Martin Marietta Materials, Inc., MasTec, Inc., NiSource Inc., Pinnacle West Capital Corporation, Portland General Electric Company, Quanta Services, Inc., Southwest Gas Holdings, Inc., Summit Materials, Inc., Vulcan Materials Company and WEC Energy Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________
Commission file number 1-03480

MDU RESOURCES GROUP INC

(Exact name of registrant as specified in its charter)

Delaware	30-1133956
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)

(701) 530-1000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MDU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2022: $5,488,436,473.

Indicate the number of shares outstanding of the registrant's common stock, as of February 16, 2023: 203,623,893 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2023 Proxy Statement, to be filed no later than 120 days from December 31, 2022, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

Contents

Part II (continued)

**Page**

Part III

Part IV

Definitions

The following abbreviations and acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym	
AFUDC	Allowance for funds used during construction
Army Corps	U.S. Army Corps of Engineers
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Audit Committee	Audit Committee of the board of directors of the Company
Bcf	Billion cubic feet
Big Stone Station	475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership)
BSSE	345-kilovolt transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership)
Btu	British thermal unit
CARES Act	United States Coronavirus Aid, Relief, and Economic Security Act
Cascade	Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital
Centennial	Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of the Company
Centennial Capital	Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
Code	The U.S. Internal Revenue Code, the highest form of tax law in the United States
Coincident Load Factor	The discount from peak requirements when the Company's peak is at a time different from the MISO system peak for the winter season.
Company	MDU Resources Group, Inc.
COVID-19	Coronavirus disease 2019
Coyote Creek	Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation
Coyote Station	427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership)
CyROC	Cyber Risk Oversight Committee
dk	Decatherm
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EBITDA	Earnings before interest, taxes, depreciation, depletion and amortization
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
ERISA	Employee Retirement Income Security Act of 1974
ESA	Endangered Species Act
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fidelity	Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings (previously referred to as the Company's exploration and production segment)
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
GHG	Greenhouse gas
Grasslands Subsystem	A portion of WBI Energy Transmission's natural gas pipeline that runs from western North Dakota to north central Wyoming
Great Plains	Great Plains Natural Gas Co., a public utility division of Montana-Dakota
GVTC	Generation Verification Test Capacity
Holding Company Reorganization	The internal holding company reorganization completed on January 1, 2019, pursuant to the agreement and plan of merger, dated as of December 31, 2018, by and among Montana-Dakota, the Company and MDUR Newco Sub, which resulted in the Company becoming a holding company and owning all of the outstanding capital stock of Montana-Dakota.
IBEW	International Brotherhood of Electrical Workers
ICWU	International Chemical Workers Union
Intermountain	Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital
IPUC	Idaho Public Utilities Commission
IRA	Inflation Reduction Act
IRS	Internal Revenue Service

Item 8	Financial Statements and Supplementary Data
Knife River	Knife River Corporation, a direct wholly owned subsidiary of Centennial
Knife River Holding Company	The holding company established in conjunction with the proposed spinoff of Knife River
Knife River - Northwest	Knife River Corporation - Northwest, an indirect wholly owned subsidiary of Knife River
K-Plan	Company's 401(k) Retirement Plan
kW	Kilowatts
kWh	Kilowatt-hour
kV	Kilovolts
LIBOR	London Inter-bank Offered Rate
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDU Construction Services	MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial
MDU Energy Capital	MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company
MDUR Newco	MDUR Newco, Inc., a public holding company created by implementing the Holding Company Reorganization, now known as the Company
MDUR Newco Sub	MDUR Newco Sub, Inc., a direct, wholly owned subsidiary of MDUR Newco, which was merged with and into Montana-Dakota in the Holding Company Reorganization
MEPP	Multiemployer pension plan
MISO	Midcontinent Independent System Operator, Inc., the organization that provides open-access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana
MMBtu	Million Btu
MMcf	Million cubic feet
MMdk	Million dk
MNPUC	Minnesota Public Utilities Commission
Montana-Dakota	Montana-Dakota Utilities Co. a direct wholly owned subsidiary of MDU Energy Capital
MPPAA	Multiemployer Pension Plan Amendments Act of 1980
MTDEQ	Montana Department of Environmental Quality
MTPSC	Montana Public Service Commission
MW	Megawatt
NDDEQ	North Dakota Department of Environmental Quality
NDPSC	North Dakota Public Service Commission
NERC	North American Electric Reliability Corporation
Oil	Includes crude oil and condensate
OPUC	Oregon Public Utility Commission
PCAOB	Public Company Accounting Oversight Board
PCBs	Polychlorinated biphenyls
PHMSA	Pipeline and Hazardous Material Safety Administration
Proxy Statement	Company's 2023 Proxy Statement to be filed no later than April 28, 2023
PRP	Potentially Responsible Party
Qualified Person	As defined by the SEC, a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking. The qualified person must also be an eligible member or licensee in good standing of a recognized professional organization.
RCRA	Resource Conservation and Recovery Act
RNG	Renewable Natural Gas
RP	Rehabilitation plan
SDPUC	South Dakota Public Utilities Commission
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Sheridan System	A separate electric system owned by Montana-Dakota
SOFR	Secured Overnight Financing Rate
SPP	Southwest Power Pool, the organization that manages the electric grid and wholesale power market for the central United States.
UA	United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada

Definitions

TSA	Transportation Security Administration
VIE	Variable interest entity
Washington DOE	Washington State Department of Ecology
WBI Energy	WBI Energy, Inc., an indirect wholly owned subsidiary of Centennial
WBI Energy Transmission	WBI Energy Transmission, Inc., an indirect wholly owned subsidiary of WBI Holdings
WBI Holdings	WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial
WUTC	Washington Utilities and Transportation Commission
Wygen III	100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership)
WYDEQ	Wyoming Department of Environmental Quality
WYPSC	Wyoming Public Service Commission
ZRCs	Zonal resource credits - a MW of demand equivalent assigned to generators by MISO for meeting system reliability requirements

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, including the anticipated separation of Knife River or the proposed future structure of two pure-play publicly traded companies, future events, or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Item 7 - MD&A - Business Segment Financial and Operating Data.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished and changes in such assumptions and factors could cause actual future results to differ materially.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made and, except as required by law, the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements in this Form 10-K, including statements contained within Item 1A - Risk Factors.

Items 1 and 2. Business and Properties

General

The Company is a regulated energy delivery and construction materials and services business. Its principal executive offices are located at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000.

Montana-Dakota was incorporated under the state laws of Delaware in 1924. The Company was incorporated under the state laws of Delaware in 2018. Upon the completion of the Holding Company Reorganization, Montana-Dakota became a subsidiary of the Company. The Company's mission is to deliver superior value to stakeholders by providing essential infrastructure and services to America.

As part of the Company's continual review of its business, the Company announced strategic initiatives that are expected to enhance its value. On August 4, 2022, the Company announced its plan to separate Knife River, the construction materials and contracting business, from the Company, resulting in two independent, publicly traded companies. The separation of Knife River is planned as a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes. Completion of the separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the SEC, final approval from the Company's board of directors, receipt of one or more tax opinions and a private letter ruling from the IRS, and other customary conditions. The Company may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The separation is expected to be complete in the second quarter of 2023, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur. On November 3, 2022, the Company announced its intention to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction materials, and that, to achieve this future structure, the board has authorized management to commence a strategic review process of MDU Construction Services. The strategic review is well underway and the Company anticipates completing it during the second quarter of 2023.

The Company's strategy is to deliver superior value and achieve industry-leading performance with two pure-play companies of regulated energy delivery and construction materials, while pursuing organic growth opportunities and strategic acquisitions of well-managed companies and properties. Through its regulated energy delivery businesses, the Company generates, transmits and distributes electricity and provides natural gas distribution, transportation and storage services. These businesses are regulated by state public service commissions and/or the FERC. The construction materials business provides construction materials through aggregate mining and marketing of related products, such as ready-mix concrete, asphalt and asphalt oil, and associated contracting services. The construction services business provides construction services through its electrical and mechanical and transmission and distribution specialty contracting services.

As of December 31, 2022, the Company was organized into five reportable business segments. These business segments include: electric, natural gas distribution, pipeline, construction materials and contracting, and construction services. The Company's business segments are determined based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The internal reporting of these segments is defined based on the reporting and review process used by the Company's chief executive officer.


MDU RESOURCES
GROUP, INC.
MDU Energy Capital
Centennial
Montana-Dakota
• Natural gas
• Electric
Cascade
• Natural gas
Intermountain
• Natural gas
WBI Energy
• Pipeline
Knife River
• Construction materials & contracting
MDU Construction Services
• Construction services
Centennial Capital
• Other

*Depicts the segment structure of the corporation; not the legal organization.

The Company, through its wholly owned subsidiary, MDU Energy Capital, owns Montana-Dakota, Cascade and Intermountain. The electric segment is comprised of Montana-Dakota while the natural gas distribution segment is comprised of Montana-Dakota, Cascade and Intermountain.

The Company, through its wholly owned subsidiary, Centennial, owns WBI Energy, Knife River, MDU Construction Services and Centennial Capital. WBI Energy is the pipeline segment, Knife River is the construction materials and contracting segment, MDU Construction Services is the construction services segment, and Centennial Capital is reflected in the Other category.

The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 - MD&A and Item 8 - Note 17.

The Company's material properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used.

Human Capital Management At the core of Building a Strong America® is building a strong workforce. This means building a strong team of employees with a focus on safety and a commitment to diversity, equity and inclusion. The Company's team was located in 44 states plus Washington D.C. as of December 31, 2022. The number of employees fluctuates during the year due to the seasonality and the number and size of construction projects. During 2022, the number of employees peaked in the third quarter at just over 16,800. Employees as of December 31, 2022, were as follows:

	Total	Male	Female
MDU Resources Group, Inc.	283	170	113
MDU Energy Capital	1,596	1,155	441
WBI Energy	321	260	61
Knife River	3,797	3,294	503
MDU Construction Services	8,932	8,238	694
MDU Resources Group, Inc. Total	14,929	13,117	1,812

Many of the Company's employees are represented by collective-bargaining agreements and the Company is committed to establishing constructive dialogue with this representation and bargain in good faith. The majority of the collective-bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement.

The following information is as of December 31, 2022.

Company	Collective-bargaining agreement	Number of employees represented	Agreement status
Montana-Dakota	IBEW	313	Effective through April 30, 2024
Intermountain	UA	139	Effective through March 31, 2023
Cascade	ICWU	195	Effective through March 31, 2024
WBI Energy Transmission	IBEW	68	Effective through April 30, 2023
Knife River	40 various agreements	502	2 agreements in negotiations
MDU Construction Services	106 various agreements	7,588	No agreements in negotiations
Total		8,805	

Diversity, Equity and Inclusion The Company is committed to an inclusive environment that respects the differences and embraces the strengths of its diverse employees. Essential to the Company's success is its ability to attract, retain and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. To aid in the Company's commitment to an inclusive environment, each business segment has a diversity officer who serves as a conduit for diversity-related issues and provides a voice to all employees. The Company requires employees to participate in its Leading with Integrity training which provides training on the Company's code of conduct and additional courses focusing on diversity, effective leadership, equal employment opportunity, workplace harassment, respect and unconscious bias.

The Company has three strategic goals related to diversity:

- Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer and stockholder needs.
- Maintain a culture of integrity, respect and safety by ensuring employees understand these essential values which are part of the Company's vision statement.
- Increase productivity and profitability through the creation of a work environment which values all perspectives and methods of accomplishing work.

The Company also promotes its strategic diversity goals through the following special recognition awards:

    

The **Einstein Award** recognizes the best process improvement ideas that contribute in a measurable way to improving the Company's bottom line and are vital to the Company's success.

The **Community Spirit Award** recognizes employees who are actively involved in their community.

The **Summit Award** recognizes employees who make the Company a better place to work.

The **Environmental Sustainability Award** recognizes an employee program, project or activity that reflects the Company's environmental policy and philosophy.

The **Hero Award** recognizes employees who go above and beyond the call of duty to save another's life.

In March 2022, the chief executive officer of the Company joined more than 2,000 chief executive officers in signing the CEO Action for Diversity and Inclusion Pledge. Through this collaboration with other companies, the Company furthers its commitment to a diverse and inclusive environment that respects the differences and embraces the strengths of its employees to further its corporate vision.

Building People Building a strong workforce begins with employee recruitment. The Company hires and trains employees to have the skills, abilities and motivation to achieve the results needed for their jobs. Each job is important and part of a coordinated team effort to accomplish the organization's objectives. The Company uses a variety of means to recruit new employees for open positions including posting on the Company's website at www.jobs.mdu.com, which is not incorporated by reference herein. Other sources for employee recruitment include employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations and associations connected with a variety of professions. The Company also uses internship programs to introduce individuals to the Company's business operations and provide a possible source of future employees.

Building a strong workforce also requires developing employees in their current positions and for future advancement. The Company provides opportunities for advancement through job mobility, succession planning and promotions both within and between business segments. The Company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs and internship programs, among other things.

To attract and retain employees, the Company offers:



Compensation
Competitive salaries and wages based on the labor markets in which it operates.

Growth & Development
Employee growth through training in the form of technical, professional and leadership programs, as well as formal and informal mentoring and job shadowing programs to assist employees in their job and career goals.

Incentives
Incentive compensation based on the Company's performance.

Benefits
Comprehensive benefits including vacation, sick leave, health and wellness programs, retirement plans and discount programs.

The Company conducts employee surveys to hear and gauge employee opinions on issues such as fairness, camaraderie and pride in the workplace. Survey responses are compiled and evaluated at various levels throughout the Company to develop action plans to address areas of concern raised by employees.

Safety Safety is a corporate value and top priority of the Company. The Company is committed to safety and health in the workplace. To ensure safe work environments, the Company provides training, adequate resources and appropriate follow-up on any unsafe conditions or actions. To facilitate a strong safety culture, the Company established its Safety Leadership Council. In addition to the Safety Leadership Council, the Company has policies and training that support safety in the workplace including training on safety matters through classroom and toolbox meetings on job sites. The Company utilizes safety compliance in the evaluation of employees, which includes management, and recognizes employee safety through safety award programs. Accident and safety statistical information is gathered for each of the business segments and regularly reported to management and the board of directors.

Environmental Matters The Company believes it has a responsibility to use natural resources efficiently and attempt to minimize the environmental impact of its activities. The Company produces GHG emissions primarily from its fossil fuel electric-generating facilities, as well as from natural gas pipeline and storage systems, and operations of equipment and fleet vehicles. The Company has developed renewable generation with lower or no GHG emissions. Governmental legislation and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. As legislation and regulation are finalized, the impact of these measures can be assessed. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A - Risk Factors.



The Company operates with three primary environmental objectives:

Minimize waste and maximize resources.

Be a good steward of the environment, while providing high-quality and reasonably priced products and services.

Comply with or surpass all applicable environmental laws, regulations and permit requirements.

The Company maintains an executive management Sustainability Committee that supports the execution of, and makes recommendations to advance, the Company's environmental and sustainability strategy. For more information on the Company's sustainability goals, programs and performance, see the Company's Sustainability Report on its website, which is not incorporated by reference herein.



Laws & Regulations



| Air, water and solid waste pollution control | Zoning and planning regulations - state and local authorities | Federal and state health and safety regulations | State facility-siting regulations |

Governmental Matters The operations of the Company and certain of its subsidiaries are subject to laws and regulations relating to air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards.

The Company strives to be in substantial compliance with applicable regulations, except as to what may be ultimately determined with regard to items discussed in Environmental matters in Item 8 - Note 21. There are no pending CERCLA actions for any of the Company's material properties. However, the Company is involved in certain claims relating to the Portland, Oregon, Harbor Superfund Site and the Bremerton Gasworks Superfund Site. For more information on the Company's environmental matters, see Item 8 - Note 21 and Item 7 - MD&A - Business Section Financial and Operating Data.

Technology The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology systems and network infrastructure. These systems may be vulnerable to failures or unauthorized access. The Company has policies, procedures and processes designed to strengthen and protect these systems, which include the Company's enterprise information technology and operation technology groups continually evaluating new tools and techniques to reduce the risk and potential impacts of a cyber breach.

The Company created CyROC to oversee its approach to cybersecurity. CyROC is responsible for supplying management and the Audit Committee with analyses, appraisals, recommendations and pertinent information concerning cyber defense of the Company's electronic information and information technology systems. A quarterly cybersecurity report is provided to the Audit Committee. For a discussion of the Company's risks related to cybersecurity, see Item 1A - Risk Factors.

Available Information This annual report on Form 10-K, the Company's quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the Company's website as soon as reasonably practicable after the Company has electronically filed such reports with, or furnished such reports to, the SEC. The Company's website address is www.mdu.com. The information available on the Company's website is not part of this annual report on Form 10-K. The SEC also maintains a website where the Company's filings can be obtained free of charge at www.SEC.gov.

Electric

General The Company's electric segment is operated through its wholly owned subsidiary, Montana-Dakota. Montana-Dakota provides electric service at retail, serving residential, commercial, industrial and municipal customers in 185 communities and adjacent rural areas.

The material properties owned by Montana-Dakota for use in its electric operations include interests in 13 electric generating units at 11 facilities and two small portable diesel generators, as further described under System Supply, System Demand and Competition, approximately 3,400 and 4,800 miles of transmission and distribution lines, respectively, and 84 transmission and 294 distribution substations. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2022, Montana-Dakota's net electric plant investment was $1.7 billion and its rate base was $1.4 billion.



- ● Electric utility areas
- ● States of operations
- ● Electric generating stations

Retail electric rates, service, accounting and certain securities issuances are subject to regulation by the MTPSC, NDPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota are also subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of certain securities, accounting, cybersecurity and other matters.

Part I

Through MISO, Montana-Dakota has access to wholesale energy, ancillary services and capacity markets for its interconnected system. MISO is a regional transmission organization responsible for operational control of the transmission systems of its members. MISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets, ancillary services and capacity markets. As a member of MISO, Montana-Dakota's generation is sold into the MISO energy market and its energy needs are purchased from that market.

The retail customers served and respective revenues by class for the electric business were as follows:

	2022		2021		2020	
	Customers Served	Revenues	Customers Served	Revenues	Customers Served	Revenues
	(Dollars in thousands)					
Residential	119,398	$ 135,412	119,113	$ 123,043	118,893	$ 122,545
Commercial	23,327	142,722	23,149	133,336	23,050	131,207
Industrial	230	42,937	231	40,477	230	36,736
Other	1,606	7,335	1,610	6,754	1,609	6,601
	144,561	$ 328,406	144,103	$ 303,610	143,782	$ 297,089

Other electric revenues, which are largely transmission-related revenues, for Montana-Dakota were $48.7 million, $46.0 million and $34.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The percentage of electric retail revenues by jurisdiction was as follows:

	2022	2021	2020
North Dakota	65 %	64 %	64 %
Montana	21 %	22 %	22 %
Wyoming	9 %	9 %	9 %
South Dakota	5 %	5 %	5 %

System Supply, System Demand and Competition Through an interconnected electric system, Montana-Dakota serves markets in portions of North Dakota, Montana and South Dakota. These markets are highly seasonal and sales volumes depend largely on the weather. Additionally, the average customer consumption has tended to decline due to increases in energy efficient lighting and appliances being installed. As of December 31, 2022, the interconnected system consisted of 12 electric generating units at 10 facilities and two small portable diesel generators. Additional details are included in the table that follows. For 2022, Montana-Dakota's total ZRCs, including its firm purchase power contracts, were 520.8. Montana-Dakota's planning reserve margin requirement within MISO was 520.2 ZRCs for 2022. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 611,542 kW in August 2015. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will continue to occur during the summer. Additional energy is purchased as needed, or in lieu of generation if more economical, from the MISO market. In 2022, Montana-Dakota purchased approximately 45 percent of its net kWh needs for its interconnected system through the MISO market.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 69,688 kW in August 2022. Montana-Dakota has a power supply contract with Black Hills Power, Inc. to purchase up to 49,000 kW of capacity annually through December 31, 2028. Wygen III also serves a portion of the needs of Montana-Dakota's Sheridan-area customers.

Approximately 37 percent of the electricity delivered to customers from Montana-Dakota's owned generation in 2022 was from renewable resources. Although Montana-Dakota's generation resource capacity has increased to serve the needs of its customers, the carbon dioxide emission intensity of its electric generation resource fleet has been reduced by approximately 40 percent since 2005 through the addition of renewable generation and with the retirement of aging coal-fired electric generating units, as further discussed below.

The Company ceased operations of Lewis & Clark Station in Sidney, Montana, in March 2021 and decommissioning was completed in October 2022. In February 2022, the Company ceased operations of Units 1 and 2 at Heskett Station near Mandan, North Dakota, and decommissioning commenced in July 2022. In addition, in May 2022 Montana-Dakota began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota, with an expected in service date in the summer of 2023.

The following table sets forth details applicable to the Company's electric generating stations:

Generating Station	Type	Fuel	Nameplate Rating (kW) at December 31, 2022	2022 ZRCs (a)	2022 Net Generation (kWh in thousands)
Interconnected System:					
North Dakota:					
Coyote (b)	Steam	Coal	103,647	94.0	571,389
Heskett (c)	Steam	Coal	—	—	47,046
Heskett	Combustion turbine	Natural gas	89,038	73.5	3,551
Glen Ullin	Renewable	Heat recovery	7,500	3.3	13,884
Cedar Hills	Renewable	Wind	19,500	3.8	64,546
Thunder Spirit	Renewable	Wind	155,500	24.6	577,567
South Dakota:					
Big Stone (b)	Steam	Coal	94,111	106.8	430,748
Montana:					
Lewis & Clark	Reciprocating internal combustion engine	Natural gas	18,700	18.0	1,539
Glendive	Combustion turbine	Natural gas / diesel	75,522	63.1	2,260
Miles City	Combustion turbine	Natural gas / diesel	23,150	18.6	583
Diamond Willow	Renewable	Wind	30,000	5.3	91,105
Portable Units (2)	Reciprocating internal combustion engine	Diesel	3,650	3.9	8
			620,318	414.9	1,804,226
Sheridan System:					
Wyoming:					
Wygen III (b)	Steam	Coal	28,000	N/A	202,487
			648,318	414.9	2,006,713

(a) Interconnected system only. MISO requires generators to obtain their summer capability through the GVTC. The GVTC is then converted to ZRCs by applying each generator's forced outage factor against its GVTC. Wind generator's ZRCs are calculated based on a wind capacity study performed annually by MISO. ZRCs are used to meet supply obligations within MISO.
(b) Reflects Montana-Dakota's ownership interest.
(c) Nameplate rating of 86,000 kW. Retired February 2022.

The owners of Coyote Station, including Montana-Dakota, have a contract with Coyote Creek for coal supply to the Coyote Station that expires December 2040. Montana-Dakota estimates the Coyote Station coal supply agreement to be approximately 1.5 million tons per contract year. For more information, see Item 8 - Note 21.

The owners of Big Stone Station, including Montana-Dakota, have a coal supply agreement with Peabody COALSALES, LLC to meet all of the Big Stone Station's fuel requirements through 2024. Montana-Dakota estimates the Big Stone Station coal supply agreement to be approximately 1.5 million tons per contract year.

Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be approximately 585,000 tons.

Montana-Dakota has entered into two purchase power agreements to purchase capacity and energy between the retirement of the Lewis & Clark Station and Heskett Station Units 1 and 2 and the completion of the new Heskett Unit 4. Montana-Dakota also purchased additional capacity and energy to cover forecasted capacity deficits through May 2026.

Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers through 2030. Future capacity needs are expected to be met by constructing new generation resources or acquiring additional capacity through power purchase contracts or the MISO capacity auction.

Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability.

Montana-Dakota is subject to competition resulting from customer demands, technological advances and other factors in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas.

Montana-Dakota is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business.

Regulatory Matters and Revenues Subject to Refund In North Dakota, Montana, South Dakota and Wyoming, there are various recurring regulatory mechanisms with annual true-ups that can impact Montana-Dakota's results of operations, which also reflect monthly increases or decreases in electric fuel and purchased power costs (including demand charges). Montana-Dakota is deferring those electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. Examples of these recurring mechanisms include: monthly Fuel and Purchased Power Tracking Adjustments, a fuel adjustment clause and an annual Electric Power Supply Cost Adjustment. Such mechanisms generally provide that these deferred fuel and purchased power costs are recoverable or refundable through rate adjustments which are filed annually. Montana-Dakota's results of operations reflect 95 percent of the increases or decreases from the base purchased power costs and also reflect 85 percent of the increases or decreases from the base coal price, which is also recovered through the Electric Power Supply Cost Adjustment in Wyoming. For more information on regulatory assets and liabilities, see Item 8 - Note 6.

All of Montana-Dakota's wind resources pertaining to electric operations in North Dakota are included in a renewable resource cost adjustment rider, including the North Dakota investment in Thunder Spirit. Montana-Dakota also has a transmission tracker in North Dakota to recover transmission costs associated with MISO and SPP, along with certain of the transmission investments not recovered through retail rates. The tracking mechanism has an annual true-up.

In South Dakota, Montana-Dakota recovers the South Dakota investment in Thunder Spirit through an Infrastructure Rider tracking mechanism that is subject to an annual true-up. Montana-Dakota also has in place in South Dakota a transmission tracker to recover transmission costs associated with MISO and SPP, along with certain of the transmission investments not recovered through retail rates. This tracking mechanism also has an annual true-up.

In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to electric operations on an after-tax basis.

For more information on regulatory matters, see Item 8 - Note 20.

Environmental Matters Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards. The electric operations strive to be in compliance with these regulations.

Montana-Dakota's electric generating facilities have Title V Operating Permits, under the federal Clean Air Act, issued by the states in which they operate. Each of these permits has a five-year life. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. The WYDEQ determined all units at the Neil Simpson Complex, where Wygen III is situated, are to be included within a combined Title V Operating Permit which was submitted in June 2022. Wygen III is currently allowed to operate under the facility's construction permit until the Title V Operating Permit is issued. The Title V Operating Permit renewal application for Big Stone Station was submitted timely in October 2021 to the South Dakota Department of Agriculture & Natural Resources with the permit issuance date not specified at this time.

State water discharge permits issued under the requirements of the federal Clean Water Act are maintained for power production facilities on the Yellowstone and Missouri rivers. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by these facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Montana-Dakota's Army Corps permits grant one-time permission to construct and do not require renewal. Other permit terms vary and the permits are renewed as necessary.

Montana-Dakota's electric operations are very small-quantity generators of hazardous waste and subject only to minimum regulation under the RCRA and when required notifies federal and state agencies of episodic generation events. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required.

Montana-Dakota did not incur any material capital expenditures in 2022 related to compliance with current environmental laws and regulations. Environmental capital expenditures are estimated to be $3.1 million, $1.2 million and $1.0 million in 2023, 2024 and 2025, respectively, for the closure of coal ash management units at Lewis & Clark Station and Heskett Station and to maintain air emissions compliance at its co-owned electric generating facilities and does not expect to incur any material capital expenditures in 2023, 2024 or 2025 for compliance with current environmental laws and regulations. Montana-Dakota's capital and operational expenditures could also be affected by future environmental requirements, such as regional haze emission reductions. For more information, see Item 1A - Risk Factors and Item 7 - MD&A - Business Section Financial and Operating Data.

Natural Gas Distribution

General The Company's natural gas distribution segment is operated through its wholly owned subsidiaries, consisting of operations from Montana-Dakota, Cascade and Intermountain. These companies sell natural gas at retail, serving residential, commercial and industrial customers in 338 communities and adjacent rural areas across eight states. They also provide natural gas transportation services to certain customers on the Company's systems.

These services are provided through distribution and transmission systems aggregating approximately 21,300 miles and 600 miles, respectively. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to seek renewal of all expiring franchises. At December 31, 2022, the natural gas distribution operations' net natural gas distribution plant investment was $2.2 billion and its rate base was $1.6 billion.



● Natural gas utility areas
● States of operations

The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain securities issuances.

The retail customers served and respective revenues by class for the natural gas distribution operations were as follows:

	2022		2021		2020	
	Customers Served	**Revenues**	Customers Served	Revenues	Customers Served	Revenues
			(Dollars in thousands)			
Residential	**922,266**	**$ 715,494**	905,535	$ 548,091	887,429	$ 480,466
Commercial	**111,478**	**450,932**	110,196	330,468	108,788	281,175
Industrial	**1,077**	**41,466**	939	31,103	929	26,217
	1,034,821	**$ 1,207,892**	1,016,670	$ 909,662	997,146	$ 787,858

Transportation and other revenues for the natural gas distribution operations were $65.9 million, $62.3 million and $60.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The percentage of the natural gas distribution operations' retail sales revenues by jurisdiction was as follows:

	2022	2021	2020
Idaho	**28 %**	27 %	30 %
Washington	**26 %**	29 %	30 %
North Dakota	**16 %**	15 %	13 %
Montana	**10 %**	10 %	8 %
Oregon	**8 %**	8 %	8 %
South Dakota	**6 %**	6 %	6 %
Minnesota	**4 %**	3 %	3 %
Wyoming	**2 %**	2 %	2 %

System Supply, System Demand and Competition The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and commercial space and water heating users, in portions of Idaho, Minnesota, Montana, North Dakota, Oregon, South Dakota, Washington and Wyoming. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by weather normalization mechanisms discussed later in Regulatory Matters. Additionally, the average customer consumption has tended to decline as more efficient appliances and furnaces are installed and as the Company has implemented conservation programs. In addition to the residential and commercial sales, the utilities transport natural gas for larger commercial and industrial customers who purchase their own supply of natural gas.

Competition resulting from customer demands, technological advances and other factors exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. These rates have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses do not have a material effect on results of operations.

The natural gas distribution operations and various distribution transportation customers obtain natural gas for their system requirements directly from producers, processors and marketers. The Company's purchased natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with WBI Energy Transmission, Northern Border Pipeline Company, Northwest Pipeline LLC, South Dakota Intrastate Pipeline, Northern Natural Gas, Gas Transmission Northwest LLC, Northwestern Energy, Viking Gas Transmission Company, Enbridge Westcoast Pipeline, Inc., Ruby Pipeline LLC, Foothills Pipe Lines Ltd., NOVA Gas Transmission Ltd, TC Energy Corporation and Northwest Natural. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including WBI Energy Transmission, Dominion Energy Questar Pipeline, LLC, Northwest Pipeline LLC and Northern Natural Gas. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements, as well as changes in market price. The Company believes supplies are adequate for the natural gas distribution operations to meet its system natural gas requirements for the next decade. This belief is based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through its suppliers and pipeline service providers.

Regulatory Matters The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation and storage costs. Current tariffs allow for recovery or refunds of under- or over-recovered gas costs through rate adjustments which are filed annually.

In North Dakota and South Dakota, Montana-Dakota's natural gas tariffs contain weather normalization mechanisms applicable to certain firm customers that adjust the distribution delivery charges to reflect weather fluctuations during the November 1 through May 1 billing periods.

In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to natural gas operations on an after-tax basis.

In Minnesota and Washington, Great Plains and Cascade recover qualifying capital investments related to the safety and integrity of the pipeline systems through cost recovery tracking mechanisms.

In Oregon, Cascade has a decoupling mechanism in place approved by the OPUC until January 1, 2025, with a review to be completed by September 30, 2024. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC.

On July 7, 2016, the WUTC approved a full decoupling mechanism where Cascade is allowed recovery of an average revenue per customer regardless of actual consumption. The mechanism also includes an earnings sharing component if Cascade earns in excess of its authorized return. On September 15, 2021, the WUTC extended the effectiveness of the decoupling mechanism until the earlier of the rate effective date resulting from Cascade's next full general rate case or August 31, 2025.

On December 22, 2016, the MNPUC approved a request by Great Plains to implement a full revenue decoupling mechanism pilot project for three years. The decoupling mechanism reflects the period January 1 through December 31. The MNPUC adopted the administrative law judge's recommendation to extend the initial pilot period through the end of 2021. On May 13, 2022, Great Plains requested the continuation of the revenue decoupling mechanism. A final determination has not yet been made.

In Idaho, Intermountain has the authority to facilitate access for RNG producers to the Company's distribution system for the purpose of moving RNG to the producer's end-use customers.

For more information on regulatory matters, see Item 8 - Note 20.

Environmental Matters The natural gas distribution operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations strive to be in compliance with these regulations.

The Company's natural gas distribution operations are very small-quantity generators of hazardous waste, and subject only to minimum regulation under the RCRA. A Washington state rule defines Cascade as a small-quantity generator, but regulation under the rule is similar to RCRA. Certain locations of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational and gas supply costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations. For more information, see Item 7 - MD&A - Business Section Financial and Operating Data.

The natural gas distribution operations did not incur any material capital expenditures in 2022 related to compliance with current environmental laws and regulations. However, Cascade does expect to incur capital expenditures for compliance with the Oregon Climate Protection Program and Washington Climate Commitment Act, which are estimated to be $4.3 million, $19.1 million and $2.6 million, respectively, in 2023, 2024 and 2025. The capital expenditures are for the development and construction of a renewable natural gas facility at the Deschutes County Landfill near Bend, Oregon. Except as to what may be ultimately determined with regard to the issues described in the following paragraph and the items noted for Cascade, the natural gas distribution operations do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2025.

Montana-Dakota has ties to six historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Montana-Dakota is investigating possible soil and groundwater impacts due to the operation of two of these former manufactured gas plant sites. To the extent not covered by insurance, Montana-Dakota may seek recovery in its natural gas rates charged to customers for certain investigation and remediation costs incurred for these sites. Cascade has ties to nine historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Cascade is involved in the investigation and remediation of one of these manufactured gas plants in Washington. To the extent not covered by insurance, Cascade will seek recovery of investigation and remediation costs through its natural gas rates charged to customers.

See Item 8 - Note 21 for further discussion of certain manufactured gas plant sites.

Pipeline

General WBI Energy owns and operates both regulated and non-regulated businesses. The regulated business of this segment, WBI Energy Transmission, owns and operates approximately 3,800 miles of natural gas transmission and storage lines.

WBI Energy Transmission's underground storage fields provide storage services to local distribution companies, industrial customers, natural gas marketers and others, and serve to enhance system reliability. Its system is strategically located near four natural gas producing basins, making natural gas supplies available to its transportation and storage customers. The system has 14 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. Under the Natural Gas Act, as amended, WBI Energy Transmission is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters, and at December 31, 2022, its net plant investment was $798.1 million.

The non-regulated business of this segment provides a variety of energy-related services, including cathodic protection and energy efficiency product sales and installation services to large end-users.



A majority of the pipeline business is transacted in the Rocky Mountain and northern Great Plains regions of the United States.

System Supply, System Demand and Competition Natural gas supplies emanate from traditional and nontraditional production activities in the region from both on-system and off-system supply sources. Incremental supply from nontraditional sources, such as the Bakken area in Montana and North Dakota, have helped offset declines in traditional regional supply sources and supports WBI Energy Transmission's transportation and storage services. In addition, off-system supply sources are available through the Company's interconnections with other pipeline systems. WBI Energy Transmission continues to look for opportunities, such as the identified growth projects discussed in Item 7 - MD&A - Pipeline Outlook, to increase transportation and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide future benefits.

WBI Energy Transmission's underground natural gas storage facilities have a certificated storage capacity of approximately 350 Bcf, including 193 Bcf of working gas capacity, 83 Bcf of cushion gas and 74 Bcf of native gas. These storage facilities enable customers to purchase natural gas throughout the year and meet winter peak requirements.

WBI Energy Transmission competes with several pipelines for its customers' transportation business and at times may discount rates in an effort to retain market share; however, the strategic location of its system near four natural gas producing basins and the availability of underground storage services, along with interconnections with other pipelines, enhances its competitive position.

Although certain of WBI Energy Transmission's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential, commercial and industrial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels.

WBI Energy Transmission transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for 2022 represented 22 percent of WBI Energy Transmission's subscribed firm transportation contract demand. The majority of the firm transportation agreements with Montana-Dakota expire in June 2027. In addition, Montana-Dakota has a contract, expiring in July 2035, with WBI Energy Transmission to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements.

The non-regulated business of this segment competes for existing customers in the areas in which it operates. Its focus on customer service and the variety of services it offers serve to enhance its competitive position.

WBI Energy is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. WBI Energy had one third-party customer that accounted for approximately 11% of its 2022 revenue.

Environmental Matters The pipeline operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations.

Administration of certain provisions of federal environmental laws is delegated to the states where WBI Energy and its subsidiaries operate. Administering agencies may issue permits with varying terms and operational compliance conditions. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand, facility upgrades or modifications, and/or regulatory changes. The pipeline operations strive to be in compliance with these regulations.

Detailed environmental assessments and/or environmental impact statements as required by the National Environmental Policy Act are included in the FERC's environmental review process for both the construction and abandonment of WBI Energy Transmission's natural gas transmission pipelines, compressor stations and storage facilities.

The EPA recently proposed additional rules to update, strengthen and expand standards intended to significantly reduce GHG emissions and other air pollutants from the oil and natural gas industries. The standards will apply to natural gas compressors, pneumatic controllers and pumps, fugitive emissions components and super-emitter events. The EPA projects the final rules will be issued in August 2023. Additionally, the EPA anticipates revising the current GHG reporting rules to incorporate provisions in the IRA. These revisions are anticipated to be issued in April 2023. The Company continues to monitor and assess the proposed rules and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures.

The pipeline operations did not incur any material capital expenditures related to compliance with current environmental laws and regulations in 2022 and do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2025. Expected or anticipated rules are not included in the capital expenditures for 2023 to 2025. For more information on the capital expenditures for this segment, see Item 7 - MD&A - Capital Expenditures.

Construction Materials and Contracting



States of operation
Market areas

General Knife River mines, processes and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt; and supplies ready-mix concrete. These products are used in most types of construction, performed by Knife River and other companies, including roads, freeways and bridges, as well as homes, schools, shopping centers, office buildings and industrial parks. Knife River's aggregate reserves provide the foundation for the vertical integration of its contracting services with its construction materials to support its aggregate-based product lines including heavy-civil construction, asphalt paving, concrete construction and site development and grading. Although not common to all locations, the segment also includes the sale of cement, liquid asphalt modification and distribution, various finished concrete products, merchandise and other building materials and related contracting services.

Through its network of aggregate sites, ready-mix plants and asphalt plants, the Company supplies construction materials and contracting services to public and private customers in 14 states.

Competition Knife River's construction materials products and contracting services are marketed under competitive conditions. Price is the principal competitive force to which these products and services are subject, with service, quality, delivery time and proximity to the customer as well as technical expertise, safety ratings, financial and operational resources and industry reputation around dependability also being significant factors. Knife River focuses on markets located near aggregate sites to reduce transportation costs which allows Knife River to remain competitive with the pricing of aggregate products. The number and size of competitors varies in each of Knife River's principal market areas and product lines.

The demand for construction materials products and contracting services is significantly influenced by the cyclical nature of the construction industry. In addition, activity in certain locations may be seasonal in nature due to the effects of weather. The key economic factors affecting product demand are changes in the level of local, state and federal governmental spending on roads and infrastructure projects, general economic conditions within the market area that influence the commercial and residential sectors, and prevailing interest rates.

Knife River's customers are a diverse group which includes federal, state and municipal governmental agencies, industrial, commercial and residential developers, and other private parties. The mix of sales by customer class varies each year depending on the fluctuation of work. Knife River is not dependent on any single customer or group of customers for sales of its products and services, the loss of which would have a material adverse effect on its construction materials businesses. No individual customer accounted for more than 10% of its 2022 revenue.

Reserve Information Knife River mines crushed stone and sand and gravel at its 188 active aggregate sites. The aggregates produced by Knife River are utilized in general construction and are a major component in the production of ready-mix concrete and asphalt.

Aggregate reserve and resource estimates are calculated based on available data. Supporting data includes, but is not limited to, drill holes, geologic testing and other subsurface investigations; and surface feature investigations, such as, mine high walls, aerial photography, topography, and other data. Using available data, a final topography map is created with computer software and is used to calculate the volume variance between existing and final topographies. Volumes are then converted to tons using appropriate conversion factors. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. Knife River also considers mine plans, economic viability and production history in the aggregate reserve and resource estimates. Mineral reserves are defined as an estimate of tonnage that, in the opinion of the qualified person, can be economically mined or extracted, which includes diluting materials and allowances for losses that may occur throughout the process. Mineral resources are defined as a concentration or occurrence of material of economic interest in such form, grade or quality, and quantity that has a reasonable prospect to be economically extracted. Knife River's reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. The reserves are based on estimates of volumes that can be economically extracted and sold to meet current market and product applications.

Knife River's reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. The data used to calculate reserves and resource estimates may require revisions in the future to account for changes in customer requirements and unknown geological occurrences.

Knife River classifies the applicable quantity of a particular deposit as a reserve or resource by reviewing and analyzing, independently, each geological formation, testing results and production processes, along with other modifying factors, to determine an expected yield of recoverable tonnage an area will produce. These results may have an effect on mine plans and the selection of processing equipment. The results are reviewed by the qualified person and presented to the management team.

Management assesses the risks associated with aggregate reserve and resource estimates. These estimates may be affected by variability in the properties of the material, limits of the accuracy of the geotechnical data and operational difficulties in extraction of the computed material. Additionally, management assesses the risks associated in obtaining and maintaining the various land use, mining and environmental permits necessary for the properties to operate as mines. Annual reviews of mining reserves are conducted by the qualified person and include procedures such as ensuring financial assumptions related to life of mine expenses are based on the most accurate estimates available.



- States of operation
- Aggregate pit (188 active pits)

Knife River has reviewed its properties and has determined it does not have any individual sites that are material. The following table sets forth details applicable to Knife River's aggregate production and aggregate sites as of December 31, 2022.

| Production Area | Total Annual Aggregate Production | | Aggregate Sites | | | |
| | Crushed Stone | Sand & Gravel | Crushed Stone | | Sand & Gravel | |
	(Tons in thousands)		Owned	Leased	Owned	Leased
Alaska	—	1,041	—	—	1	—
California	377	1,665	—	2	8	1
Hawaii	1,470	—	—	5	—	—
Idaho	5	2,339	—	1	6	3
Minnesota	375	2,410	3	1	48	8
Montana	—	3,043	—	—	11	2
North Dakota	—	897	—	—	3	12
Oregon	6,882	4,017	11	12	19	9
South Dakota	1,878	2,226	2	—	1	3
Texas	1,181	167	4	1	1	—
Wyoming	1,166	1,043	2	6	1	4
	13,334	18,848	22	28	99	42

The following table sets forth details applicable to Knife River's aggregate reserves as of December 31, 2022.

Production Area	Aggregate Sites	Crushed Stone Proven Mineral Reserves	Crushed Stone Probable Mineral Reserves	Crushed Stone Total **Mineral Reserves**	Sand & Gravel Proven Mineral Reserves	Sand & Gravel Probable Mineral Reserves	Sand & Gravel Total **Mineral Reserves**	**Total Mineral Reserves**
				(Tons in thousands)				
Alaska	1	—	—	**—**	12,542	—	**12,542**	12,542
California	10	89,913	—	**89,913**	19,070	—	**19,070**	108,983
Hawaii	5	42,964	662	**43,626**	—	—	**—**	43,626
Idaho	10	230	—	**230**	22,689	10,914	**33,603**	33,833
Minnesota	60	15,853	—	**15,853**	45,883	13,301	**59,184**	75,037
Montana	13	—	—	**—**	60,980	9,950	**70,930**	70,930
North Dakota	15	—	—	**—**	20,379	1,999	**22,378**	22,378
Oregon	49	361,217	14,046	**375,263**	118,209	13,477	**131,686**	506,949
South Dakota	6	29,706	3,000	**32,706**	3,284	—	**3,284**	35,990
Texas	6	65,451	4,691	**70,142**	8,368	—	**8,368**	78,510
Wyoming	13	76,895	11,582	**88,477**	14,513	14,197	**28,710**	117,187
	188	682,229	33,981	**716,210**	325,917	63,838	**389,755**	1,105,965

* The average selling price per ton for crushed stone and sand and gravel was $16.12 and $10.53, respectively, in 2022.

** The aggregates mined are of suitable grade and quality to be used as construction materials and no further grade or quality disclosure is applicable.

The following table sets forth details applicable to Knife River's aggregate resources as of December 31, 2022.

Production Area	Aggregate Sites	Sand & Gravel Measured Mineral Resources	Sand & Gravel Indicated Mineral Resources	Sand & Gravel **Measured + Indicated Mineral Resources**	Sand & Gravel Inferred Mineral Resources
		(Tons in thousands)			
California	1	14,673	—	**14,673**	—
Minnesota	—	—	—	**—**	373
Montana	—	11,500	—	**11,500**	—
Oregon	2	41,727	—	**41,727**	—
	3	67,900	—	**67,900**	373

* Minnesota and Montana each have a site that includes both reserves and resources, which are included in the aggregate sites for reserves.

Of Knife River's 191 properties, 139 are in a production stage, 49 in a development stage and three are classified as exploration stage properties. As of December 31, 2022, Knife River had 1.1 billion tons of estimated proven and probable reserves of which 939 million tons are located on production stage properties and 167 million tons on developmental stage properties. The Company classifies aggregates located on exploration stage properties as resources. Knife River's aggregate annual production in tons for all its mining properties was 32.2 million, 31.1 million and 28.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The average selling price per ton for crushed stone and sand and gravel was $16.12 and $10.53, respectively, in 2022. Actual pricing varies by location and market. The price for each commodity was calculated by dividing 2022 revenues by tons sold. The average pricing is based on salable product, or materials that are ready for sale. Pricing for aggregates tends to remain similar for long periods of time and resources generally realize similar pricing to reserves when extracted and sold; therefore, Knife River uses current pricing as an estimate of future pricing. Pricing is assessed frequently to verify there have been no material changes. Knife River expects future sales prices to exceed future production costs, resulting in minimal change to the economic viability of the disclosed reserves and resources. Knife River believes the current sales price is reasonable and justifiable to estimate the aggregates' current fair value, while the balance sheet reflects the historical costs.

Knife River owns 121 properties, of which 118 are active sites, and leases another 70 to conduct its mining operations. Its reserves are comprised of 566 million tons on properties that are owned and 540 million tons that are leased. The remaining reserve life in years was calculated by dividing remaining reserves by the three-year average production from 2020 through 2022. Knife River estimates the useful life of its owned reserves are approximately 36 years based on the most recent three-year average production. Approximately 47 percent of the reserves under lease have lease expiration dates of 20 years or more and the weighted average years remaining on all leases containing estimated proven aggregate reserves is approximately 21 years, including options for renewal that are at Knife River's discretion. The average time necessary to produce remaining aggregate reserves from its leased sites is approximately 42 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on Knife River's experience, that leases will be renewed to allow sufficient time to fully recover these reserves. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.

Internal Controls Over Aggregate Reserves
Reserve and resource estimates are based on the analyses of available data by qualified internal mining engineers, operating personnel and third-party geologists. Senior management reviews and approves reserve and resource quantity estimates and reserve classifications, including the major assumptions used in determining the estimates, such as life, pricing, cost and volume, among other things, to ensure they are materially accurate. For aggregate reserve and resource additions, management, which includes the qualified person, performs its due diligence and reviews the study of technical, economic and operating factors, as well as applicable supplemental information, including a summary of the site's geotechnical report. Knife River maintains a database of all aggregate reserves, which is reconciled at least annually and reviewed and approved by the qualified person.

The evaluation, classification and estimation of reserves has inherent risks, including changing geotechnical, market and permitting conditions. The qualified person and management work together to assess these risks regularly and amend the reserve and resource assessments as new information becomes available.

Environmental Matters Knife River's construction materials and contracting operations are subject to regulation customary for such operations, including federal, state and local environmental compliance and reclamation regulations. Knife River strives to be in compliance with these regulations. Individual permits applicable to Knife River's various operations are managed and tracked as they relate to the statuses of the application, modification, renewal, compliance and reporting procedures.

Knife River's asphalt and ready-mix concrete manufacturing plants and aggregate processing plants are subject to the federal Clean Air Act and the federal Clean Water Act requirements for controlling air emissions and water discharges. Some mining and construction activities are also subject to these laws. In most of the states where Knife River operates, these regulatory programs are delegated to state and local regulatory authorities. Knife River's facilities are also subject to the RCRA as it applies to the management of hazardous wastes and underground storage tank systems. These programs are generally delegated to the state and local authorities in the states where Knife River operates. Knife River's facilities must comply with requirements for managing wastes and underground storage tank systems.

Certain activities of Knife River are directly regulated by federal agencies. For example, certain in-water mining operations are subject to provisions of the federal Clean Water Act that are administered by the Army Corps. Knife River has several such operations, including gravel bar skimming and dredging operations, and Knife River has the associated required permits. The expiration dates of these permits vary, with five years generally being the longest term.

Knife River's operations are also occasionally subject to the ESA. For example, land use regulations often require environmental studies, including wildlife studies, before a permit may be granted for a new or expanded mining facility or an asphalt or concrete plant. If endangered species or their habitats are identified, ESA requirements for protection, mitigation or avoidance apply. Endangered species protection requirements are usually included as part of land use permit conditions. Typical conditions include avoidance, setbacks, restrictions on operations during certain times of the breeding or rearing season, and construction or purchase of mitigation habitat. Knife River's operations are also subject to state and federal cultural resource protection laws when new areas are disturbed for mining operations or processing plants. Land use permit applications generally require that areas proposed for mining or other surface disturbances be surveyed for cultural resources. If any are identified, they must be protected or managed in accordance with regulatory agency requirements.

The most comprehensive environmental permit requirements are usually associated with new mining operations, although requirements vary widely from state to state and even within states. In some areas, land use regulations and associated permitting requirements are minimal. However, some states and local jurisdictions have very demanding requirements for permitting new mines. Environmental impact reports are sometimes required before a mining permit application can be considered for approval. These reports can take up to several years to complete. The report can include projected impacts of the proposed project on air and water quality, wildlife, noise levels, traffic, scenic vistas and other environmental factors. The reports generally include suggested actions to mitigate the projected adverse impacts.

Provisions for public hearings and public comments are usually included in land use permit application review procedures in the counties where Knife River operates. After considering environmental, mine plan and reclamation information provided by the permittee, as well as comments from the public and other regulatory agencies, the local authority approves or denies the permit application. Denial is rare, but land use permits often include conditions that must be addressed by the permittee. Conditions may include property line setbacks, reclamation requirements, environmental monitoring and reporting, operating hour restrictions, financial guarantees for reclamation, and other requirements intended to protect the environment or address concerns submitted by the public or other regulatory agencies.

Knife River has been successful in obtaining mining and other land use permits so sufficient permitted reserves are available to support its operations. For mining operations, this often requires considerable advanced planning to ensure sufficient time is available to complete the permitting process before the newly permitted aggregate reserve is needed to support Knife River's operations.

Knife River's Gascoyne surface coal mine last produced coal in 1995 but continues to be subject to reclamation requirements of the Surface Mining Control and Reclamation Act, as well as the North Dakota Surface Mining Act. Portions of the Gascoyne Mine remain under reclamation bond until the 10-year revegetation liability period has expired. A portion of the original permit has been released from bond and additional areas are currently in the process of having the bond released. Knife River intends to request bond release as soon as it is deemed possible.

Knife River did not incur any material capital expenditures in 2022 related to compliance with current environmental laws and regulations and, except as to what may be ultimately determined with regard to the issues described in the following paragraph, Knife River does not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2025.

In December 2000, Knife River - Northwest was named by the EPA as a PRP in connection with the cleanup of a commercial property site, acquired by Knife River - Northwest in 1999, and part of the Portland, Oregon, Harbor Superfund Site. For more information, see Item 8 - Note 21.

Mine Safety The Dodd-Frank Act requires disclosure of certain mine safety information. For more information, see Item 4 - Mine Safety Disclosures.

Construction Services


Transmission & Distribution
Electrical & Mechanical
States of Operation
Corporate Office
AK
WA
MT
ND
MN
OR
ID
SD
WY
NY
MI
NJ
PA
DE
MD
IA
NE
NV
UT
CO
KS
IL
IN
OH
WV
VA
KY
MO
CA
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
LA
HI
FL

General MDU Construction Services operates in nearly every state across the country and provides a full spectrum of construction services through its electrical and mechanical and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utilities, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.

Construction and maintenance crews are active year round. However, activity in certain locations may be seasonal in nature due to the effects of weather. MDU Construction Services works with the National Electrical Contractors Association, the IBEW and other trade associations on hiring and recruiting a qualified workforce.

MDU Construction Services operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. In addition, as of December 31, 2022, MDU Construction Services owned or leased facilities in 19 states. This space is used for offices, equipment yards, manufacturing, warehousing, storage and vehicle shops.

Competition MDU Construction Services operates in a highly competitive business environment. Most of MDU Construction Services' work is obtained on the basis of competitive bids or by negotiation of either cost-plus or fixed-price contracts. Its workforce and equipment are highly mobile, providing greater flexibility in the size and location of MDU Construction Services' market area. Competition is based primarily on price and reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, are factors in the number of competitors that MDU Construction Services will encounter on any particular project. MDU Construction Services believes the diversification of the services it provides, the markets it serves in the United States and the quality and management of its workforce enable it to effectively operate in this competitive environment.

Utilities and independent contractors represent the largest customer base for this segment. Accordingly, utility and subcontract work accounts for a significant portion of the work performed by MDU Construction Services and the amount of construction contracts is dependent on the level and timing of maintenance and construction programs undertaken by customers. MDU Construction Services benefits from repeat customers and strives to maintain successful long-term relationships with its customers. The mix of sales by customer class varies each year depending on available work. MDU Construction Services is not dependent on any single customer or group of customers for sales of its products and services, the loss of which would have a material adverse effect on its business. MDU Construction Services had one customer that accounted for approximately 15% of its revenue for 2022.

Environmental Matters MDU Construction Services' operations are subject to regulation customary for the industry, including federal, state and local environmental compliance. MDU Construction Services strives to be in compliance with these regulations.

The nature of MDU Construction Services' operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the EPA. MDU Construction Services has no ongoing remediation related to releases from petroleum storage tanks. MDU Construction Services' operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the RCRA. Federal permits for specific construction and maintenance jobs that may require these permits are typically obtained by the hiring entity, and not by MDU Construction Services.

MDU Construction Services did not incur any material capital expenditures in 2022 related to compliance with current environmental laws and regulations and does not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2025.

Item 1A. Risk Factors

The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents filed with the SEC. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document. If any of the risks described below actually occur, the Company's business, prospects, financial condition or financial results could be materially harmed. The following are the most material risk factors applicable to the Company and are not necessarily listed in order of importance or probability of occurrence.

Separation Risks

The proposed separation of Knife River Holding Company into an independent, publicly traded company is subject to various risks and uncertainties, and may not be completed on the terms or timeline currently contemplated, if at all.

On August 4, 2022, the Company announced its plan to separate Knife River Holding Company, the construction materials and contracting business, from the Company, which would result in two independent, publicly traded companies. The execution of the proposed separation has required and will continue to require significant time and attention from the Company's senior management and employees, which could disrupt the Company's ongoing business and adversely affect financial results and results of operations. Further, the Company's employees may be distracted due to the uncertainty regarding their future roles with the Company or Knife River Holding Company pending the consummation of the proposed separation. Additionally, foreseen and unforeseen costs may be incurred in connection with the proposed separation, including fees such as advisory, accounting, tax, legal, reorganization, debt breakage, restructuring, severance/employee benefit-related, regulatory, SEC filing and other professional services, some of which may be incurred regardless if the separation occurs. The proposed separation is also complex, and completion of the proposed separation and the timing of its completion will be subject to a number of factors and conditions, including the readiness of the new company to operate as an independent public company and finalization of the capital structure of the new company. Unanticipated developments could delay, prevent or otherwise adversely affect the proposed separation, including, but not limited to, changes in general economic and financial market conditions, material adverse changes in business or industry conditions, unanticipated costs and potential problems or delays in obtaining various regulatory and tax approvals or clearances. In particular, changes in interest or exchange rates and the effects of inflation could delay or adversely affect the proposed separation, including in connection with any debt financing transactions undertaken in connection with the separation or the terms of any indebtedness incurred in connection therewith. There can be no assurances that the Company will be able to complete the proposed separation on the terms or on the timeline that was announced, if at all.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company and its stockholders could be subject to significant tax liabilities.

The Company is seeking a private letter ruling from the IRS and opinion(s) of its tax advisors, regarding certain U.S. federal income tax matters relating to the separation and the distribution, including, with respect to the opinion(s), to the effect that the distribution will be a transaction described in Section 355(a) of the Code. The IRS private letter ruling and the opinion(s) of tax advisors will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of the Company, including those relating to the past and future conduct of the Company. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if the Company should breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion(s) of tax advisors may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion(s) of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by the Company of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, the Company and its stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, the Company would recognize taxable gain as if it had sold Knife River Holding Company common stock in a taxable sale for its fair market value (unless the Company and Knife River Holding Company jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the Company would recognize a taxable gain as if Knife River Holding Company had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of Knife River Holding Company common stock and the assumption of all of its liabilities and (b) Knife River Holding Company would obtain a related step-up in the basis of its assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, the Company's stockholders who receive Knife River Holding Company shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

The Company may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect its financial position, results of operations and cash flows.
The Company may be unable to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:

- A distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of the Company's regulated energy delivery business and Knife River Holding Company's aggregates-based construction materials and contracting services business.

- Enhanced strategic focus to more effectively pursue individualized strategies specific to the industries in which each operates and use equity tailored to its own business to enhance acquisition and capital programs.

- More efficient allocation of capital for both the Company and Knife River Holding Company based on each company's profitability, cash flow and growth opportunities.

- Creating an independent equity structure that will facilitate the Company's and Knife River Holding Company's ability to deploy capital toward its specific growth opportunities.

- Enhanced employee hiring and retention by, among other things, improving the alignment of management and employee incentives with industry specific performance and growth objectives.

The Company may not achieve these and/or other anticipated benefits for a variety of reasons, including, among others, that: (a) the separation will require significant time and effort from management, which may divert management's attention from operating and growing the business; (b) following the separation and distribution, the Company may be more susceptible to stock market fluctuations and other adverse events; (c) following the separation and distribution, the Company may not be able to maintain its historical practices with respect to dividends; (d) following the separation and distribution, the Company's business will be less diversified than prior to the separation and distribution; and (e) the other actions required to separate the Company and Knife River Holding Company's respective businesses could disrupt their operations. If the Company fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on its financial position, results of operations and cash flows.

The Company may fail to perform under various transaction agreements that are expected be executed as part of the separation. The Company's inability to favorably resolve any disputes that arise with Knife River Holding Company with respect to their various past and ongoing relationships may adversely affect the Company's operating results.
In connection with the separation and prior to the distribution, it is anticipated that the Company will enter into a separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement and an employee matters agreement with Knife River Holding Company. The separation agreement, the tax matters agreement and the employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by the Company for the benefit of Knife River Holding Company, or in some cases certain services provided by Knife River Holding Company for the benefit of the Company, for a limited period of time after the separation. Knife River Holding Company will rely on the Company to satisfy its obligations under these agreements. If the Company is unable to satisfy its obligations under these agreements, including its indemnification obligations, the Company could be subject to disputes.

The Company may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party. Disputes may arise between the Company and Knife River Holding Company in a number of areas relating to the various transaction agreements, including, among other things:

- Labor, tax, employee benefit, indemnification and other matters arising from Knife River Holding Company's separation from the Company.

- Employee retention and recruiting.

- Business combinations involving Knife River Holding Company.

- And the nature, quality and pricing of services that the Company has agreed to provide.

If the expected separation and distribution occurs, certain members of management, directors and stockholders will hold stock in both the Company and Knife River Holding Company, and as a result may face actual or potential conflicts of interest.

If the separation and distribution occurs, the management and directors of each of the Company and Knife River Holding Company may own both the Company common stock and Knife River Holding Company common stock. This ownership overlap could create, or appear to create, potential conflicts of interest when the Company's management and directors and Knife River Holding Company's management and directors face decisions that could have different implications for the Company and Knife River Holding Company. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between the Company and Knife River Holding Company regarding the terms of the agreements governing the distribution and the relationship between the Company thereafter and Knife River Holding Company. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement, the stockholder and registration rights agreement and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that the Company or Knife River Holding Company may enter into in the future.

Following the separation, there may be a substantial change in the Company's stockholder base and its stock price may fluctuate significantly.

Until the market has fully evaluated the Company's remaining businesses without Knife River Holding Company, the price at which shares of the Company common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. There can be no assurance that the combined value of the common stock of the two companies will be equal to or greater than what the value of the Company's common stock would have been had the proposed separation not occurred. It is possible that the Company's stockholders will sell shares of common stock for a variety of reasons. For example, such stockholders may not believe that the Company's remaining business profile or its level of market capitalization fits their investment objectives. The sale of significant amounts of the Company's common stock or the perception in the market that this will occur may lower the market price of the Company's common stock. The increased volatility of the Company's common stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.

The Company could experience temporary interruptions in business operations and incur additional costs as it separates information technology infrastructure and systems.

The Company is in the process of preparing information technology infrastructure and systems to support critical business functions at both the Company and Knife River Holding Company. If the Company cannot effectively transition both the Company and Knife River Holding Company to stand-alone systems and functions, they may experience disruptions to business operations, which could have a material adverse effect on profitability. In addition, the Company's costs for the operation of these systems may be higher than the amounts historically reflected in the consolidated financial statements.

The Company's review of options to optimize the value of its construction services business is subject to various risks and uncertainties and may not achieve its intended goals.

On November 3, 2022, the Company announced its intention to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction materials, and to achieve this future structure, the board authorized management to commence a strategic review process of MDU Construction Services. This process is active and ongoing. The uncertainties associated with this process, foreseen and unforeseen costs incurred, and efforts involved, may negatively affect the Company's operating results, business and the Company's relationships with employees, customers, suppliers and vendors. If the Company does not enter into or consummate a strategic transaction with respect to MDU Construction Services, the Company's business and results of operations could be adversely affected. Furthermore, if the Company does not consummate a transaction, the price of the Company's common stock may decline from the current market price, as the current market price might incorporate a market assumption that a transaction will be consummated. A failed transaction may also result in reduced employee morale and productivity, negative publicity and a negative impression of the Company in the investment community. Further, any disruptions to the Company's business resulting from any announcement and the uncertainty around the timing of a transaction, including any adverse changes in the Company's relationships with its customers, suppliers, vendors, and employees or recruiting and retention efforts, could continue or accelerate in the event of a failed transaction. Matters relating to any failed transaction may require significant costs and expenses and substantial management time and resources, which could otherwise have been devoted to operating and growing the Company's business.

Economic Risks

The Company is subject to government regulations that may have a negative impact on its business and its results of operations and cash flows. Statutory and regulatory requirements also may limit another party's ability to acquire the Company or impose conditions on an acquisition of or by the Company.

The Company's electric and natural gas transmission and distribution businesses are subject to comprehensive regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return and recovery of investments and costs; financing; rate structures; customer service; health care coverage and costs; taxes; franchises; recovery of fuel, purchased power and purchased natural gas costs; and construction and siting of generation and transmission facilities. These governmental regulations significantly influence the Company's operating environment and may affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on the Company's results of operations and cash flows.

There can be no assurance that applicable regulatory commissions will determine that the Company's electric and natural gas transmission and distribution businesses' costs have been prudent, which could result in the disallowance of costs in setting rates for customers. Also, the regulatory process of approving rates for these businesses may not allow for timely and full recovery of the costs of providing services or a return on the Company's invested capital. Changes in regulatory requirements or operating conditions may require early retirement of certain assets. While regulation typically provides rate recovery for these retirements, there is no assurance regulators will allow full recovery of all remaining costs, which could leave stranded asset costs. Rising fuel costs could increase the risk that the utility businesses will not be able to fully recover those fuel costs from customers.

Approval from federal and state regulatory agencies would be needed for acquisition of the Company, as well as for certain acquisitions by the Company. The approval process could be lengthy and the outcome uncertain, which may deter potential acquirers from approaching the Company or impact the Company's ability to pursue acquisitions.

Economic volatility affects the Company's operations, as well as the demand for its products and services.
Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for the Company's products and services, primarily at the Company's construction businesses. The level of demand for construction products and services could be adversely impacted by the economic conditions in the industries the Company serves, as well as in the general economy. State and federal budget issues affect the funding available for infrastructure spending.

Economic conditions and population growth affect the electric and natural gas distribution businesses' growth in service territory, customer base and usage demand. Economic volatility in the markets served, along with economic conditions such as increased unemployment which could impact the ability of the Company's customers to make payments, could adversely affect the Company's results of operations, cash flows and asset values. Further, any material decreases in customers' energy demand, for economic or other reasons, could have an adverse impact on the Company's earnings and results of operations.

The Company's operations involve risks that may result from catastrophic events.
The Company's operations, particularly those related to electric and natural gas transmission and distribution, include a variety of inherent hazards and operating risks, such as product leaks; explosions; mechanical failures; vandalism; fires; pandemics; social or civil unrest; protests and riots; natural disasters; cyberattacks; acts of terrorism; and acts of war. These hazards and operating risks have occurred and may recur in the future, which could result in loss of human life; personal injury; property damage; environmental impacts; impairment of operations; and substantial financial losses. The Company maintains insurance against some, but not all, of these risks and losses. A significant incident could also increase regulatory scrutiny and result in penalties and higher amounts of capital expenditures and operational costs. Losses not fully covered by insurance could have an adverse effect on the Company's financial position, results of operations and cash flows.

A disruption of the regional electric transmission grid, local distribution infrastructure or interstate natural gas infrastructure could negatively impact the Company's business and reputation. There have been cyber and physical attacks within the energy industry on energy infrastructure, such as substations, and such attacks may occur in the future. Because the Company's electric and natural gas utility and pipeline systems are part of larger interconnecting systems, any attacks on the Company's infrastructure causing a disruption could result in a significant decrease in revenues and an increase in system repair costs negatively impacting the Company's financial position, results of operations and cash flows.

The Company is subject to capital market and interest rate risks.
The Company's operations, particularly its electric and natural gas transmission and distribution businesses, require significant capital investment. Consequently, the Company relies on financing sources and capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations. If the Company is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions the Company would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect the Company's ability to access one or more financial markets. Such disruptions could include:

- A significant economic downturn.
- The financial distress of unrelated industry leaders in the same line of business.
- Deterioration in capital market conditions.
- Turmoil in the financial services industry.
- Volatility in commodity prices.
- Pandemics, including COVID-19.
- War.
- Terrorist attacks.
- Cyberattacks.

The issuance of a substantial amount of the Company's common stock, whether issued in connection with an acquisition or otherwise, or the perception that such an issuance could occur, could have a dilutive effect on stockholders and/or may adversely affect the market price of the Company's common stock. Higher interest rates on borrowings have impacted and could further impact the Company's future operating results.

Financial market changes could impact the Company's pension and postretirement benefit plans and obligations.
The Company has pension and postretirement defined benefit plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans. Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions for those plans.

Significant changes in prices for commodities, labor or other production and delivery inputs could negatively affect the Company's businesses.
The Company's operations are exposed to fluctuations in prices for labor, oil, cement, raw materials and utilities. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond the Company's control.

Fluctuations in oil and natural gas production, supplies and prices; fluctuations in commodity price basis differentials; political and economic conditions in oil-producing countries; actions of the Organization of Petroleum Exporting Countries; demand for oil due to economic conditions; war and other external factors impact the development of oil and natural gas supplies and the expansion and operation of natural gas pipeline systems. The Company has benefited from associated natural gas production in the Bakken, which has provided opportunities for organic growth projects. Depressed oil and natural gas prices, however, place pressure on the ability of oil exploration and production companies to meet credit requirements and can be a challenge if prices remain depressed long-term. Prolonged depressed prices for oil and natural gas could negatively affect the growth, results of operations, cash flows and asset values of the Company's electric, natural gas and pipeline businesses.

If oil and natural gas prices increase significantly, which has occurred and may reoccur, customer demand could decline for utility, pipeline and construction products and services, which could impact the Company's results of operations and cash flows. While the Company has fuel clause recovery mechanisms for its utility operations in all of the states where it operates, higher utility fuel costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of utility fuel cost recoveries, as compared to expenditures for fuel purchases, could also negatively impact the Company's cash flows. High oil and fuel prices also affect the margins realized and demand for construction materials and related contracting services.

High energy prices, specifically for diesel fuel, natural gas and liquid asphalt have impacted and could further affect the margins realized, as well as demand for construction materials and related contracting services. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could negatively affect the Company's results of operations. Due to their size and weight, aggregates are costly and difficult to transport efficiently. The Company's construction materials products and services are generally localized around its aggregate sites and served by truck or in certain markets by rail or barge. The Company could be negatively impacted by freight costs due to rising fuel costs; rate increases for third party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things.

In 2022 and 2021, the Company experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of its products and services. At the construction materials and contracting business, recent inflationary pressures have significantly increased the cost of raw materials above 10% in comparison to average historical increases of 3%. The Company' construction businesses try to mitigate some or all cost increases through increases in selling prices, maintaining positive relationships with numerous raw material suppliers, and escalation clauses in contracting services contracts and fuel surcharges. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, and/or if the price increases result in a significant decrease in sales volumes, the Company's results of operations, financial position and cash flows could be negatively impacted.

Reductions in the Company's credit ratings could increase financing costs.
There is no assurance the Company's current credit ratings, or those of its subsidiaries, will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting the Company's financial results may impact its cash flows and credit metrics, potentially resulting in a change in the Company's credit ratings. The Company's credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies.

Increasing costs associated with health care plans may adversely affect the Company's results of operations.
The Company's self-insured costs of health care benefits for eligible employees continues to increase. Increasing quantities of large individual health care claims and an overall increase in total health care claims could have an adverse impact on operating results, financial position and liquidity. Legislation related to health care could also change the Company's benefit program and costs.

The Company is exposed to risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties.
If the Company's customers or counterparties experience financial difficulties, which has occurred and may recur in the future, the Company could experience difficulty in collecting receivables. Nonpayment and/or nonperformance by the Company's customers and counterparties, particularly customers and counterparties of the Company's pipeline, construction materials and contracting and construction services businesses for large construction projects, could have a negative impact on the Company's results of operations and cash flows. The Company could also have indirect credit risk from participating in energy markets such as MISO in which credit losses are socialized to all participants.

Changes in tax law may negatively affect the Company's business.
Changes to federal, state and local tax laws have the ability to benefit or adversely affect the Company's earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. Changes to the value of various tax credits could change the economics of resources and the resource selection for the electric generation business. Regulation incorporates changes in tax law into the rate-setting process for the regulated energy delivery businesses, which could create timing delays before the impact of changes are realized.

The Company's operations could be negatively impacted by import tariffs and/or other government mandates.
The Company operates in or provides services to capital intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to the Company and its customers, such as aluminum and steel. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect the Company's business, financial condition and results of operations.

Pandemics, including COVID-19, may have a negative impact on the Company's business operations, revenues, results of operations, liquidity and cash flows.
Pandemics have disrupted national, state and local economies. To the extent pandemics adversely impact the Company's businesses, operations, revenues, liquidity or cash flows, they could also have a heightened effect on other risks described in this section. The degree to which pandemics impact the Company depends on, among other things, federal and state mandates, actions taken by governmental authorities, availability, timing and effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and operates under normal market conditions.

Operational Risks

Significant portions of the Company's natural gas pipelines and power generation and transmission facilities are aging. The aging infrastructure may require significant additional maintenance or replacement that could adversely affect the Company's results of operations.
Certain risks increase as the Company's energy delivery infrastructure ages, including breakdown or failure of equipment, pipeline leaks and fires developing from power lines, all of which have occurred and may recur in the future resulting in material costs. Aging infrastructure is more prone to failure, which increases maintenance costs, unplanned outages and the need to replace facilities. Even if properly maintained, reliability may ultimately deteriorate and negatively affect the Company's ability to serve its customers, which could result in increased costs associated with regulatory oversight. The costs associated with maintaining the aging infrastructure and capital expenditures for new or replacement infrastructure could cause rate volatility and/or regulatory lag in some jurisdictions. If, at the end of its life, the investment costs of a facility have not been fully recovered, the Company may be adversely affected if commissions do not allow such costs to be recovered in rates. Such impacts of aging infrastructure could adversely affect the Company's results of operations and cash flows.

Additionally, hazards from aging infrastructure could result in serious injury, loss of human life, significant damage to property, environmental impacts and impairment of operations, which in turn could lead to substantial financial losses. The location of facilities near populated areas, including residential areas, business centers, industrial sites and other public gathering places, could increase the damages resulting from these risks. A major incident involving another natural gas system could lead to additional capital expenditures, increased regulation, and fines and penalties on natural gas utilities and pipelines. The occurrence of any of these events could adversely affect the Company's results of operations, financial position and cash flows.

The Company's utility and pipeline operations are subject to planning risks.
Most electric and natural gas utility investments, including natural gas transmission pipeline investments, are made with the intent of being used for decades. In particular, electric transmission and generation resources are planned well in advance of when they are placed into service based upon resource plans using assumptions over the planning horizon, including sales growth, commodity prices, equipment and construction costs, regulatory treatment, available technology and public policy. Public policy changes and technology advancements related to areas such as energy efficient appliances and buildings, renewable and distributive electric generation and storage, carbon dioxide emissions, electric vehicle penetration, restrictions on or disallowance of new or existing services, and natural gas availability and cost may significantly impact the planning assumptions. Changes in critical planning assumptions may result in excess generation, transmission and distribution resources creating increased per customer costs and downward pressure on load growth. These changes could also result in a stranded investment if the Company is unable to fully recover the costs of its investments.

The regulatory approval, permitting, construction, startup and/or operation of pipelines, power generation and transmission facilities, and aggregate reserves may involve unanticipated events, delays and unrecoverable costs.
The construction, startup and operation of natural gas pipelines and electric power generation and transmission facilities involve many risks, which may include delays; breakdown or failure of equipment; inability to obtain required governmental permits and approvals; inability to obtain or renew easements; public opposition; inability to complete financing; inability to negotiate acceptable equipment acquisition, construction, fuel supply, off-take, transmission, transportation or other material agreements; changes in markets and market prices for power; cost increases and overruns; the risk of performance below expected levels of output or efficiency; and the inability to obtain full cost recovery in regulated rates. Additionally, in a number of states in which the Company operates, it can be difficult to permit new aggregate sites or expand existing aggregate sites due to community resistance and regulatory requirements, among other things. Such unanticipated events could negatively impact the Company's business, its results of operations and cash flows.

Operating or other costs required to comply with current or potential pipeline safety regulations and potential new regulations under various agencies could be significant. The regulations require verification of pipeline infrastructure records by pipeline owners and operators to confirm the maximum allowable operating pressure of certain lines. Increased emphasis on pipeline safety and increased regulatory scrutiny may result in penalties and higher costs of operations. If these costs are not fully recoverable from customers, they could have an adverse effect on the Company's results of operations and cash flows.

The backlogs at the Company's construction materials and contracting and construction services businesses may not accurately represent future revenue.
Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in the Company's backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond the Company's control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards, duration of large new contracts and the mix of services can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and net income expected to be earned in the following year and should not be relied upon as a stand-alone indicator of future revenues or net income.

The Company's participation in joint venture contracts may have a negative impact on its reputation, business operations, revenues, results of operations, liquidity and cash flows.
The Company enters into certain joint venture arrangements typically to bid and execute particular projects. Generally, these agreements are directly with a third-party client; however, services may be performed by the venture, the joint venture partners or a combination thereof. Engaging in joint venture contracts exposes the Company to risks and uncertainties, some of which are outside the Company's control.

The Company is reliant on joint venture partners to satisfy their contractual obligations, including obligations to commit working capital and equity, and to perform the work as outlined in the agreement. Failure to do so could result in the Company providing additional investments or services to address such performance issues. If the Company is unable to satisfactorily resolve any partner performance issues, the customer could terminate the contract, opening the Company to legal liability which could negatively impact the Company's reputation, revenues, results of operations, liquidity and cash flows.

Supply chain disruptions may adversely affect Company operations.
The Company relies on third-party vendors and manufacturers to supply many of the materials necessary for its operations. Global logistic disruptions have impacted the flow of materials and restricted global trade flows. Manufacturers are competing for a limited supply of key commodities and logistical capacity which has impacted lead times, pricing, supply and demand. National and regional demand for cement and liquid asphalt may at times outpace the supply in the market. This imbalance creates a temporary shortage which may cause prices to increase faster than downstream products. Disruptions or delays in receiving materials; price increases from suppliers or manufacturers; or inability to source needed materials, which has occurred and could reoccur, could adversely affect the Company's results of operations, financial condition and cash flows.

Environmental and Regulatory Risks

The Company's operations could be adversely impacted by climate change.
Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high and low temperature extremes, occur in regions in which the Company operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to the Company. Such risks could have an adverse effect on the Company's financial condition, results of operations and cash flows. To date, the Company has not experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.

Severe weather events may damage or disrupt the Company's electric and natural gas transmission and distribution facilities, which could result in disruption of service and ability to meet customer demand and increase maintenance or capital costs to repair facilities and restore customer service. The cost of providing service could increase if the frequency of severe weather events increases because of climate change or otherwise. The Company may not recover all costs related to mitigating these physical risks.

Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs at the construction materials and contracting and construction services businesses. In addition, drought conditions could restrict the availability of water supplies, inhibiting the ability of the construction businesses to conduct operations.

Utility customers' energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent the largest energy use. To the extent weather conditions are affected by climate change, customers' energy use could increase or decrease. Increased energy use by its utility customers due to weather may require the Company to invest in additional generating assets, transmission and other infrastructure to serve increased load. Decreased energy use due to weather may result in decreased revenues. Extreme weather conditions, such as uncommonly long periods of high or low ambient temperature in general require more system backup, adding to costs, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Company's service territory could also have an impact on revenues. The Company buys and sells electricity that might be generated outside its service territory, depending upon system needs and market opportunities. Extreme temperatures may create high energy demand and raise electricity prices, which could increase the cost of energy provided to customers.

Climate change may impact a region's economic health, which could impact revenues at all of the Company's businesses. The Company's financial performance is tied to the health of the regional economies served. The Company provides natural gas and electric utility service, as well as construction materials and services, for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the agriculture industry and, correspondingly, the economies of the states and communities affected by that industry.

The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

The Company may be subject to litigation related to climate change. Costs of such litigation could be significant, and an adverse outcome could require substantial capital expenditures, changes in operations and possible payment of penalties or damages, which could affect the Company's results of operations and cash flows if the costs are not recoverable in rates.

The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or credits, or other environmental regulation or taxes, could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by the Company. To the extent financial markets view climate change and emissions of GHGs as a financial risk, this could negatively affect the Company's ability to access capital markets or result in less competitive terms and conditions.

The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities.
The Company is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transmission and disposal of solid waste and hazardous substances, aggregate permitting and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create compliance, remediation, containment, monitoring and reporting obligations, particularly relating to electric generation, permitting and environmental compliance for construction material facilities, and natural gas transmission and storage operations. Environmental laws and regulations can also require the Company to install pollution control equipment at its facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where the Company's past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require the Company to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals and may cause the Company to shut down existing facilities due to difficulties in assuring compliance or where the cost of compliance makes operation of the facilities uneconomical. Although the Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret the Company's legal or regulatory requirements differently and seek injunctive relief or other remedies against the Company. The Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. These laws and regulations could require the Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations, particularly if costs are not fully recoverable from customers, could adversely affect the Company's results of operations and cash flows.

Stakeholder actions and increased regulatory activity related to environmental, social and governance matters, particularly climate change and reducing GHG emissions, could adversely impact the Company's operation, costs of or access to capital and impact or limit business plans.
The Company, primarily at its electric, natural gas distribution and pipeline businesses, is facing increasing stakeholder scrutiny related to environmental, social and governance matters. Recently, the Company has seen a rise in certain stakeholders, such as investors, customers, employees and lenders, placing increasing importance on the impacts and social cost associated with climate change. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. The Company's primary GHG emission is carbon dioxide from fossil fuels combustion at Montana-Dakota's electric generating facilities, particularly its coal-fired facilities.

Treaties, legislation or regulations to reduce GHG emissions in response to climate change may be adopted that affect the Company's utility and pipeline operations by requiring additional energy conservation efforts or renewable energy sources, limiting emissions, imposing carbon taxes or other compliance costs; as well as other mandates that could significantly increase capital expenditures and operating costs or reduce demand for the Company's utility services. If the Company's utility and pipeline operations do not receive timely and full recovery of GHG emission compliance costs from customers, then such costs could adversely impact the results of operations and cash flows. Significant reductions in demand for the

Company's utility and pipeline services as a result of increased costs or emissions limitations could also adversely impact the results of operations and cash flows.

The Company monitors, analyzes and reports GHG emissions from its other operations as required by applicable laws and regulations. The Company will continue to monitor GHG regulations and their potential impact on operations.

Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the potential financial impact on its operations.

In addition, the increasing focus on climate change and stricter regulatory requirements may result in the Company facing adverse reputational risks associated with certain of its operations producing GHG emissions. There have also been efforts to discourage the investment community from investing in equity and debt securities of companies engaged in fossil fuel related business and pressuring lenders to limit funding to such companies. Additionally, some insurance carriers have indicated an unwillingness to insure assets and operations related to certain fossil fuels. Although the Company has not experienced difficulties in these areas, if the Company is unable to satisfy the increasing climate-related expectations of certain stakeholders, the Company may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at the Company, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures.

Other Risks

The Company's various businesses are seasonal and subject to weather conditions that could adversely affect the Company's operations, revenues and cash flows.
The Company's results of operations could be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas and affect the price of energy commodities. Utility operations have historically generated lower revenues when weather conditions are cooler than normal in the summer and warmer than normal in the winter, particularly in jurisdictions that do not have weather normalization mechanisms in place. Where weather normalization mechanisms are in place, there is no assurance the Company will continue to receive such regulatory protection from adverse weather in future rates.

Adverse weather conditions, which have occurred and may recur, such as heavy or sustained rainfall or snowfall, storms, wind and colder weather may affect the demand for products and the ability to perform services at the construction businesses and affect ongoing operation and maintenance and construction activities for the electric and natural gas transmission and distribution businesses. In addition, severe weather can be destructive, causing outages and property damage, which could require additional remediation costs. The Company could also be impacted by drought conditions, which may restrict the availability of water supplies and inhibit the ability of the construction businesses to conduct operations. As a result, unusual or adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows.

Competition exists in all of the Company's businesses.
The Company's businesses are subject to competition. Construction services' competition is based primarily on price and reputation for quality, safety and reliability. Construction materials products are marketed under highly competitive conditions and are subject to competitive forces such as price, service, delivery time and proximity to the customer. The electric utility and natural gas businesses also experience competitive pressures as a result of consumer demands, technological advances and other factors. The pipeline business competes with several pipelines for access to natural gas supplies and for transportation and storage business. New acquisition opportunities are subject to competitive bidding environments which impact prices the Company must pay to successfully acquire new properties and acquisition opportunities to grow its business. The Company's failure to effectively compete could negatively affect the Company's results of operations, financial position and cash flows.

The Company's operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.
The Company must attract, develop and retain executive officers and other professional, technical and skilled labor forces with the skills and experience necessary to successfully manage, operate and grow the Company's businesses. Due to the changing workforce demographics and a lack of younger employees who are qualified to replace employees as they retire and remote work opportunities, among other things, competition for these employees is high. In some cases competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for the Company to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support the Company's operating and growth strategies. Additionally, if the Company is unable to hire employees with the requisite skills, the Company may be forced to incur significant training expenses. As a result, the Company's ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect the Company's results of operations, financial position and cash flows.

The Company's construction materials and contracting and construction services businesses may be exposed to warranty claims.
The Company, particularly its construction businesses, may provide warranties guaranteeing the work performed against defects in workmanship and material. If warranty claims occur, they may require the Company to re-perform the services or to repair or replace the warranted item at a cost to the Company and could also result in other damages if the Company is not able to adequately satisfy warranty obligations. In addition, the Company may be required under contractual arrangements with customers to warrant any defects from subcontractors or failures in materials the Company purchased from third parties. While the Company generally requires suppliers to provide warranties that are consistent with those the Company

provides to customers, if any of the suppliers default on their warranty obligations to the Company, the Company may nonetheless incur costs to repair or replace the defective materials. Costs incurred as a result of warranty claims could adversely affect the Company's results of operations, financial condition and cash flows.

The Company is a holding company and relies on cash from its subsidiaries to pay dividends.
The Company's investments in its subsidiaries comprise the Company's primary assets. The Company depends on earnings, cash flows and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as their capital requirements, affect the ability of the subsidiaries to pay dividends to the Company and thereby could restrict or influence the Company's ability or decision to pay dividends on its common stock, which could adversely affect the Company's stock price.

Costs related to obligations under MEPPs could have a material negative effect on the Company's results of operations and cash flows.
Various operating subsidiaries of the Company participate in MEPPs for employees represented by certain unions. The Company is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.

The Company may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt RPs or FIPs to improve their funded status through increased contributions, reduced benefits or a combination of the two.

The Company may also be required to increase its contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in the Company's required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining; actions taken by trustees who manage the plans; actions taken by the plans' other participating employers; the industry for which contributions are made; future determinations that additional plans reach endangered, seriously endangered or critical status; newly-enacted government laws or regulations and the actual return on assets held in the plans; among others. The Company could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on the Company's results of operations, financial position or cash flows.

In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. The Company could also incur additional withdrawal liability if its withdrawal from a plan is determined by that plan to be part of a mass withdrawal.

Technology disruptions or cyberattacks could adversely impact the Company's operations.
The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. While the Company has policies, procedures and processes in place designed to strengthen and protect these systems, they may be vulnerable to physical and cybersecurity failures or unauthorized access, due to:

- hacking,
- human error,
- theft,
- sabotage,
- malicious software,
- ransomware,
- third-party compromise,
- acts of terrorism,
- acts of war,
- acts of nature or
- other causes.

Although there are manual processes in place, should a compromise or system failure occur, interdependencies to technology may disrupt the Company's ability to fulfill critical business functions. This may include interruption of electric generation, transmission and distribution facilities, natural gas storage and pipeline facilities and facilities for delivery of construction materials or other products and services, any of which could adversely affect the Company's reputation, business, cash flows and results of operations or subject the Company to legal or regulatory liabilities and increased costs. Additionally, the Company's electric generation and transmission systems and natural gas pipelines are part of interconnected systems with other operators' facilities; therefore, a cyber-related disruption in another operator's system could negatively impact the Company's business.

The Company's accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If the Company's operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect the Company's results of operations and cash flows.

The Company is subject to cybersecurity and privacy laws, regulations and security directives of many government agencies, including TSA, FERC and NERC. NERC issues comprehensive regulations and standards surrounding the security of bulk power systems and continually updates these requirements, as well as establishing new requirements with which the utility industry must comply. As these regulations evolve, the Company may experience increased compliance costs and may be at higher risk for violating these standards. Experiencing a cybersecurity incident could cause the Company to be non-compliant with applicable laws and regulations, causing the Company to incur costs related to legal claims, proceedings and regulatory fines or penalties.

The Company, through the ordinary course of business, requires access to sensitive customer, supplier, employee and Company data. While the Company has implemented extensive security measures, including limiting the amount of sensitive information retained, a breach of its systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on the Company's financial results. Third-party service providers that perform critical business functions for the Company or have access to sensitive information within the Company also may be vulnerable to security breaches and information technology risks that could adversely affect the Company.

The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company may face increased cyber risk due to the increased use of employee owned devices, work from home arrangements, and the proposed separation of Knife River Holding Company. Although the incidents the Company has experienced to date have not had a material effect on its business, financial condition or results of operations, such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company.

General risk factors that could impact the Company's businesses.
The following are additional factors that should be considered for a better understanding of the risks to the Company. These factors may negatively impact the Company's financial results in future periods.

- Acquisition, disposal and impairments of assets or facilities.
- Changes in present or prospective electric generation.
- Population decline and demographic patterns in the Company's areas of service.
- The cyclical nature of large construction projects at certain operations.
- Labor negotiations or disputes.
- Succession planning.
- Attracting and retaining employees.
- Stockholder and environmental activism.
- Inability of contract counterparties to meet their contractual obligations.
- The inability to effectively integrate the operations and the internal controls of acquired companies.

Item 1B. Unresolved Staff Comments

The Company has no unresolved comments with the SEC.

Item 3. Legal Proceedings

SEC regulations require the Company to disclose certain information about proceedings arising under federal, state or local environmental provisions if the Company reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, the Company has adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required.

For information regarding legal proceedings required by this item, see Item 8 - Note 21, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

For information regarding mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K, see Exhibit 95 to this Form 10-K, which is incorporated herein by reference.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MDU."

As of December 31, 2022, the Company's common stock was held by approximately 9,600 stockholders of record.

The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The Company has paid uninterrupted dividends to stockholders for 85 consecutive years with an increase in the payout amount for the last 32 consecutive years. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by agreements governing the Company's indebtedness, federal and state laws, and applicable regulatory limitations. For more information on factors that may limit the Company's ability to pay dividends, see Item 8 - Note 12.

The following table includes information with respect to the Company's purchase of equity securities:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1 through October 31, 2022	—	—	—	—
November 1 through November 30, 2022	40,800	$30.64	—	—
December 1 through December 31, 2022	—	—	—	—
Total	40,800	$30.64	—	—

(1) Represents shares of common stock purchased on the open market in connection with annual stock grants made to the Company's non-employee directors and for those directors who elected to receive additional shares of common stock in lieu of a portion of their cash retainer.
(2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to repurchase equity securities.

Item 6.

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The Company is Building a Strong America® by providing essential infrastructure and services. The Company and its employees work hard to keep the economy of America moving with the products and services provided, which include powering, heating and connecting homes, factories, offices and stores; and building roads, highways, data infrastructure and airports. The Company is authorized to conduct business in nearly every state in the United States and during peak construction season has employed over 16,800 employees. The Company's organic investments are strong drivers of high-quality earnings and continue to be an important part of the Company's growth. Management believes the Company is well positioned in the industries and markets in which it operates.

As part of the Company's strategic planning to optimize stockholder value, the Company announced its board of directors unanimously approved a plan to pursue a separation of Knife River from the Company on August 4, 2022, and, as a next step in its strategic planning, on November 3, 2022, the Company announced the board of directors' plan to create two pure-play companies: a leading construction materials company and a regulated energy delivery company. The separation of Knife River is planned as a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes. The transaction is expected to result in two independent, publicly traded companies. Completion of the separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the SEC, final approval from the Company's board of directors, receipt of one or more tax opinions and a private letter ruling from the IRS, and other customary conditions. The Company may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The separation is expected to be complete in the second quarter of 2023, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur. In addition, the board has authorized management to commence a strategic review process for MDU Construction Services with the objective of achieving the board's goal of creating two pure-play public companies. The strategic review is well underway, and the Company anticipates completing it during the second quarter of 2023. See Item 1A - Risk Factors for a description of the risks and uncertainties with the proposed future structure. The Company incurred costs in connection with the announced strategic initiatives in 2022, as noted in the Business Segment Financial and Operating Data section, and expects to continue to incur these costs until the initiatives are completed.

The Company continues to manage the inflationary pressures experienced throughout the United States, including the impact that inflation, rising interest rates, commodity price volatility and supply chain disruptions may have on its business and customers and proactively looks for ways to lessen the impact to its business. Inflation rates in the Unites States increased significantly during 2022, relative to historical precedent, and may continue to rise. The Company has continued to evaluate its businesses and has increased pricing for its products and services where necessary as evidenced by the increase in revenues recognized in 2022. The ability to raise selling prices to cover higher costs due to inflation are subject to customer demand, industry competition and the availability of materials, among other things. Rising interest rates have resulted in, and will likely continue to result in, higher borrowing costs on new debt, resulting in impacts to the Company's asset valuations and negatively impacting the purchasing power of its customers. For more information on possible impacts to the Company's businesses, see the Outlook for each segment below and Item 1A - Risk Factors.

Consolidated Earnings Overview

The following table summarizes the contribution to the consolidated income by each of the Company's business segments.

Years ended December 31,	2022	2021	2020
	(In millions, except per share amounts)		
Electric	$ 57.1	$ 51.9	$ 55.6
Natural gas distribution	45.2	51.6	44.0
Pipeline	35.3	40.9	37.0
Construction materials and contracting	116.2	129.8	147.3
Construction services	124.8	109.4	109.7
Other	(11.3)	(5.9)	(3.1)
Income from continuing operations	367.3	377.7	390.5
Discontinued operations, net of tax	.2	.4	(.3)
Net income	$ 367.5	$ 378.1	$ 390.2
Earnings per share - basic:			
Income from continuing operations	$ 1.81	$ 1.87	$ 1.95
Discontinued operations, net of tax	—	—	—
Earnings per share - basic	$ 1.81	$ 1.87	$ 1.95
Earnings per share - diluted:			
Income from continuing operations	$ 1.81	$ 1.87	$ 1.95
Discontinued operations, net of tax	—	—	—
Earnings per share - diluted	$ 1.81	$ 1.87	$ 1.95

2022 compared to 2021 The Company's consolidated earnings decreased $10.6 million.

The Company experienced decreased earnings at the construction materials and contracting, natural gas distribution and pipeline businesses. While the construction materials and contracting business experienced higher average pricing on materials and increased contracting revenues, results were negatively impacted by ongoing inflationary pressures, including energy and other operating costs. The natural gas distribution business experienced higher operating expenses, including subcontractor costs, as well as higher interest and depreciation expenses, partially offset by increased sales volumes and approved rate recovery in certain jurisdictions. The pipeline business experienced higher interest expense and lower non-regulated project margins, partially offset by the net benefit of the North Bakken Expansion project. The Company's earnings were further impacted by $21.0 million in lower returns on the Company's nonqualified benefit plan investments, as discussed in Note 8, and the costs incurred in connection with the announced strategic initiatives of $12.7 million, after tax. Partially offsetting the decreases were increased earnings at the construction services business resulting from higher electrical and mechanical project margins and earnings from the segment's joint ventures, partially offset by higher overall operating expenses related to increased payroll-related costs and expected credit losses. The electric business benefited from interim rate relief in North Dakota, higher net transmission revenues and higher retail sales volumes as a result of colder weather, as well as lower operation and maintenance expenses, largely related to plant closures.

2021 compared to 2020 The Company's consolidated earnings decreased $12.1 million.

Negatively impacting the Company's earnings was a decrease in gross margin across most product lines at the construction materials and contracting business resulting from labor constraints; increased material costs, including asphalt oil and diesel fuel; higher equipment, repair and maintenance costs; and less available paving work in certain regions. The decrease was partially offset by higher AFUDC for the construction of the North Bakken Expansion project and higher earnings due to increased natural gas transportation volumes at the pipeline business. Also positively impacting earnings was higher operating income at the electric and natural gas businesses, largely a result of approved rate relief in certain jurisdictions, partially offset by higher operations and maintenance expenses.

A discussion of key financial data from the Company's business segments follows.

Business Segment Financial and Operating Data

Following are key financial and operating data for each of the Company's business segments. Also included are highlights on key growth strategies, projections and certain assumptions for the Company and its subsidiaries and other matters of the Company's business segments. Many of these highlighted points are "forward-looking statements." For more information, see Part I - Forward-Looking Statements. There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A - Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's growth and earnings projections.

For information pertinent to various commitments and contingencies, see Item 8 - Notes to Consolidated Financial Statements. For a summary of the Company's business segments, see Item 8 - Note 17.

Electric and Natural Gas Distribution

Strategy and challenges The electric and natural gas distribution segments provide electric and natural gas distribution services to customers, as discussed in Items 1 and 2 - Business Properties. Both segments strive to be top performing utility companies measured by integrity, employee safety and satisfaction, customer service and stockholder return. The segments provide safe, reliable, competitively priced and environmentally responsible energy service to customers while focusing on growth and expansion opportunities within and beyond its existing territories. The Company is focused on cultivating organic growth while managing operating costs and monitoring opportunities for these segments to retain, grow and expand their customer base through extensions of existing operations, including building and upgrading electric generation, transmission and distribution, and natural gas systems, and through selected acquisitions of companies and properties with similar operating and growth objectives at prices that will provide stable cash flows and an opportunity to earn a competitive return on investment. The continued efforts to create operational improvements and efficiencies across both segments promotes the Company's business integration strategy. The primary factors that impact the results of these segments are the ability to earn authorized rates of return, the cost of natural gas, cost of electric fuel and purchased power, weather, climate change initiatives, competitive factors in the energy industry, population growth and economic conditions in the segments' service areas.

The electric and natural gas distribution segments are subject to extensive regulation in the jurisdictions where they conduct operations with respect to costs, timely recovery of investments and permitted returns on investment. The Company is focused on modernizing utility infrastructure to meet the varied energy needs of both its customers and communities while ensuring the delivery of safe, reliable, affordable and environmentally responsible energy. The segments continue to invest in facility upgrades to be in compliance with existing and known future regulations. To assist in the reduction of regulatory lag in obtaining revenue increases to align with increased investments, tracking mechanisms have been implemented in certain jurisdictions. The Company also seeks rate adjustments for operating costs and capital investments, as well as reasonable returns on investments not covered by tracking mechanisms. For more information on the Company's tracking mechanisms and recent cases, see Items 1 and 2 - Business Properties and Item 8 - Note 20.

These segments are also subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. Both segments are faced with the ongoing need to actively evaluate cybersecurity processes and procedures related to its transmission and distribution systems for opportunities to further strengthen its cybersecurity protections. Within the past year, there have been cyber and physical attacks within the energy industry on energy infrastructure, such as substations, and the Company continues to evaluate the safeguards implemented to protect its electric and natural gas utility systems. Implementation of enhancements and additional requirements to protect the Company's infrastructure is ongoing.

To date, many states have enacted, and others are considering, mandatory clean energy standards requiring utilities to meet certain thresholds of renewable and/or carbon-free energy supply. The current presidential administration has made climate change a focus, as further discussed in the Outlook section. Over the long-term, the Company expects overall electric demand to be positively impacted by increased electrification trends, including electric vehicle adoption, as a means to address economy-wide carbon emission concerns and changing customer conservation patterns. MISO and NERC have recently announced concerns with reliability of the electric grid due to capacity shortages, which has resulted from rapid expansion of renewables and rapid reduction of baseload resources such as coal, while load growth has increased faster than expected. MISO received FERC approval of a seasonal resource adequacy construct, or accreditation process, versus the previous annual summer peak capacity requirement process. The new construct will include a higher planning reserve margin in winter, spring and fall and a higher Coincident Load Factor for Montana-Dakota in the winter season. This is a change from the current summer requirement only process. These changes have not required Montana-Dakota to obtain additional accredited seasonal capacity but additional future accreditation process changes could impact the Company and result in increased costs to produce electricity. The Company will continue to monitor the progress of these changes and assess the potential impacts they may have on its stakeholders, business processes, results of operations, cash flows and disclosures.

Revenues are impacted by both customer growth and usage, the latter of which is primarily impacted by weather, as well as impacts associated with commercial and industrial slow-downs, including economic recessions, and energy efficiencies. Very cold winters increase demand for natural gas and to a lesser extent, electricity, while warmer than normal summers increase demand for electricity, especially among residential and commercial customers. Average consumption among both electric and natural gas customers has tended to decline as more efficient appliances and furnaces are installed, and as the Company has implemented conservation programs. Natural gas weather normalization and decoupling mechanisms in certain jurisdictions have been implemented to largely mitigate the effect that would otherwise be caused by variations in volumes sold to these customers due to weather and changing consumption patterns on the Company's distribution margins, as further discussed in Items 1 and 2 - Business Properties.

In December 2022 and January 2023, natural gas prices significantly increased across the Pacific Northwest from multiple price-pressuring events including wide-spread below-normal temperatures; higher natural gas consumption; reduced natural gas flows due to pipeline constraints, including maintenance in West Texas; and historically low regional natural gas storage levels. These higher natural gas prices impacted both Intermountain and Cascade, both of which initiated $125.0 million and $150.0 million in early 2023, respectively, of short-term debt to finance the increased natural gas costs. Intermountain filed an out of cycle purchased gas adjustment effective February 1, 2023, to start recovering the higher prices. For a discussion of the Company's most recent cases by jurisdiction, see Item 8 - Note 20.

The Company continues to proactively monitor and work with its manufacturers to reduce the effects of increased pricing and lead times on delivery of certain raw materials and equipment used in electric generation, transmission and distribution system and natural gas pipeline projects. Long lead times are attributable to increased demand for steel products from pipeline companies as they continue pipeline system safety and integrity replacement projects driven by PHMSA regulations, as well as delays in the manufacturing and shipping of electrical equipment as a result of the lingering effects of the COVID-19 pandemic, staffing shortages across multiple industries and global conflicts. While not material, these segments have experienced delays and inflationary pressures, including increased costs related to purchased natural gas and capital expenditures. The Company has been able to minimize the effects by working closely with suppliers or obtaining additional suppliers, as well as modifying project plans to accommodate extended lead times and increased costs. The Company expects these delays and inflationary pressures to continue.

The ability to grow through acquisitions is subject to significant competition and acquisition premiums. In addition, the ability of the segments to grow their service territory and customer base is affected by regulatory constraints, the economic environment of the markets served and competition from other energy providers and fuels. As the industry continues to expand the use of renewable energy sources, the need for additional transmission infrastructure is growing. On July 25, 2022, as part of its long range transmission plan, MISO announced approval of 18 transmission projects totaling $10.3 billion of investments in MISO's midwest subregion, of which Montana-Dakota is a part. As part of MISO's long range transmission plan, in August 2022, the Company announced its intent to develop, construct and co-own an approximately 95 mile 345 kV transmission line with Otter Tail Power Company in central North Dakota. The construction of new electric generating facilities, transmission lines and other service facilities is subject to increasing costs and lead times, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices.

Earnings overview - The following information summarizes the performance of the electric segment.

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
		(In millions)			
Operating revenues	$ 377.1	$ 349.6	$ 332.0	8 %	5 %
Operating expenses:					
Electric fuel and purchased power	92.0	74.1	66.9	24 %	11 %
Operation and maintenance	120.7	124.9	121.3	(3)%	3 %
Depreciation, depletion and amortization	67.8	66.8	63.0	1 %	6 %
Taxes, other than income	16.9	17.5	17.4	(3)%	1 %
Total operating expenses	297.4	283.3	268.6	5 %	5 %
Operating income	79.7	66.3	63.4	20 %	5 %
Other income	.5	4.6	7.2	(89)%	(36)%
Interest expense	28.5	26.7	26.7	7 %	— %
Income before income taxes	51.7	44.2	43.9	17 %	1 %
Income tax benefit	(5.4)	(7.7)	(11.7)	(30)%	(34)%
Net income	$ 57.1	$ 51.9	$ 55.6	10 %	(7)%

Operating statistics

	2022	2021	2020
Revenues (millions)			
Retail sales:			
Residential	$ 135.4	$ 123.0	$ 122.6
Commercial	142.7	133.3	131.2
Industrial	43.0	40.5	36.7
Other	7.3	6.8	6.6
	328.4	303.6	297.1
Transportation and other	48.7	46.0	34.9
	$ 377.1	$ 349.6	$ 332.0
Volumes (million kWh)			
Retail sales:			
Residential	1,226.4	1,164.8	1,170.9
Commercial	1,437.7	1,433.0	1,419.4
Industrial	596.1	589.4	532.1
Other	83.7	84.4	82.1
	3,343.9	3,271.6	3,204.5
Average cost of electric fuel and purchased power per kWh	$ .026	$ .021	$ .019

2022 compared to 2021 Electric earnings increased $5.2 million as a result of:
- Revenue increased $27.5 million.
  - Largely attributable to:
    - Higher fuel and purchased power costs of $17.9 million recovered in customer rates and offset in expense, as described below.
    - Interim rate relief in North Dakota of $5.0 million.
    - Higher net transmission revenues of $3.9 million, largely from increased investment, and higher transmission interconnect upgrades of $800,000.
    - Higher retail sales volumes of 2.2 percent, primarily to residential customers, largely due to colder weather in the first and fourth quarters of the year.
  - Partially offset by:
    - Lower renewable tracker revenues associated with higher production tax credits offset in expense, as described below.
    - Lower per unit average rates of $1.0 million related to block rates in certain jurisdictions.

- Electric fuel and purchased power increased $17.9 million.
  - Primarily the result of $17.4 million higher commodity price, including higher recovery of fuel clause adjustments, and increased retail sales volumes.

- Operation and maintenance decreased $4.2 million.
  - Primarily due to:
    - Decreased payroll-related costs, largely $2.8 million related to the Heskett Station and Lewis & Clark Station plant closures and lower incentive accruals of $1.9 million.
    - Reduced materials costs and contract services from the Heskett Station and Lewis & Clark Station plant closures.
    - Reduced costs due to the absence of the Big Stone Station outage in 2021.
  - Partially offset by increased contract services associated with a planned outage at Coyote Station of $2.6 million.

- Depreciation, depletion and amortization increased $1.0 million, largely resulting from increased property, plant and equipment balances placed in service, mostly related to growth and replacement projects.

- Taxes, other than income decreased $600,000, largely as a result of lower coal conversion taxes in certain jurisdictions.

- Other income decreased $4.1 million, primarily due to lower returns on the Company's nonqualified benefit plan investments of $4.6 million, as discussed in Note 8, partially offset by higher AFUDC equity largely due to higher rates.

- Interest expense increased $1.8 million, largely resulting from $3.2 million due to higher long-term debt balances, partially offset by higher AFUDC debt largely due to higher rates.

- Income tax benefit decreased $2.3 million.
  - Largely due to:
    - Higher income taxes of $1.8 million related to higher taxable income.
    - Higher permanent tax adjustments and decreased excess deferred amortization.
  - Partially offset by higher production tax credits of $1.4 million driven by higher wind production.

2021 compared to 2020 Electric earnings decreased $3.7 million as a result of:
- Revenue increased $17.6 million
  - Higher fuel and purchased power costs of $7.2 million recovered in customer rates and offset in expense, as described below.
  - Higher transmission revenues of $3.3 million.
  - Higher transmission interconnect upgrades of $2.4 million.
  - Higher MISO revenue of $2.0 million.
  - Higher demand revenues of $1.5 million.
  - Increased retail sales volumes of 2.1 percent, largely as a result of increased industrial and commercial sales volumes, offset in part by lower residential sales volumes, as the impacts of the COVID-19 pandemic began to reverse and businesses reopened.

- Electric fuel and purchased power increased $7.2 million attributable to higher MISO costs as a result of increased energy costs, partially offset by decreased fuel costs associated with the Lewis & Clark Station plant closure.

- Operation and maintenance expense increased $3.6 million.
  - Primarily the result of:
    - Higher planned maintenance outage costs of $2.1 million at Big Stone Station and $800,000 higher maintenance fees at Thunder Spirit.
    - Higher other miscellaneous expenses.
  - Partially offset by lower payroll-related costs of $700,000, which includes lower employee incentive accruals, offset in part by higher health care costs.

- Depreciation, depletion and amortization increased $3.8 million largely resulting from:
  - Increased property, plant and equipment balances, primarily related to transmission projects placed in service.
  - Increased amortization of plant retirement and closure costs of $1.7 million recovered in operating revenues, as discussed in Item 8 - Note 6.

- Taxes, other than income was comparable to the same period in the prior year.

- Other income decreased $2.6 million.
  - Primarily due to:
    - The absence of an out-of-period adjustment of $2.5 million in 2020 as a result of previously overstated benefit plan expenses.
    - Lower returns on the Company's nonqualified benefit plan investments of $1.3 million.
  - Partially offset by increased interest income associated with higher contributions in aid of construction.

- Interest expense was comparable to the same period in the prior year.

- Income tax benefit decreased $4.0 million largely resulting from:
  - Lower production tax credits of $2.1 million related to the expiration of the 10-year credit-qualifying period on certain facilities and less wind generation.
  - Lower excess deferred tax amortization.

Earnings overview - The following information summarizes the performance of the natural gas distribution segment.

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
		(In millions)			
Operating revenues	$ 1,273.8	$ 971.9	$ 848.2	31 %	15 %
Operating expenses:					
Purchased natural gas sold	816.1	542.0	448.1	51 %	21 %
Operation and maintenance	205.3	194.1	185.4	6 %	5 %
Depreciation, depletion and amortization	89.4	86.0	84.6	4 %	2 %
Taxes, other than income	71.1	60.6	57.0	17 %	6 %
Total operating expenses	1,181.9	882.7	775.1	34 %	14 %
Operating income	91.9	89.2	73.1	3 %	22 %
Other income	3.3	8.1	13.5	(59)%	(40)%
Interest expense	42.2	37.3	36.8	13 %	1 %
Income before income taxes	53.0	60.0	49.8	(12)%	20 %
Income tax expense	7.8	8.4	5.8	(7)%	45 %
Net income	$ 45.2	$ 51.6	$ 44.0	(12)%	17 %

Operating statistics

	2022	2021	2020
Revenues (millions)			
Retail sales:			
Residential	$ 715.5	$ 548.1	$ 480.5
Commercial	450.9	330.4	281.2
Industrial	41.5	31.1	26.2
	1,207.9	909.6	787.9
Transportation and other	65.9	62.3	60.3
	$ 1,273.8	$ 971.9	$ 848.2
Volumes (MMdk)			
Retail sales:			
Residential	74.8	65.6	65.5
Commercial	51.0	44.7	44.2
Industrial	5.4	5.0	4.8
	131.2	115.3	114.5
Transportation sales:			
Commercial	2.0	1.9	2.0
Industrial	165.7	172.5	158.0
	167.7	174.4	160.0
Total throughput	298.9	289.7	274.5
Average cost of natural gas per dk	$ 6.22	$ 4.70	$ 3.91

2022 compared to 2021: Natural gas distribution earnings decreased $6.4 million as a result of:
- Revenue increased $301.9 million, largely from:
  ◦ Higher purchased natural gas sold of $273.3 million recovered in customer rates that was offset in expense, as described below.
  ◦ Higher retail sales volumes of 13.7 percent across all customer classes due to colder weather, partially offset by weather normalization and decoupling mechanisms in certain jurisdictions.
  ◦ Higher revenue-based taxes recovered in rates of $10.1 million that were offset in expense, as described below.
  ◦ Approved rate relief of $3.6 million in certain jurisdictions and higher pipeline replacement mechanisms of $1.8 million.

- Purchased natural gas sold increased $274.1 million, primarily due to:
  ◦ Higher natural gas costs as a result of higher market prices of $198.1 million, including the higher recovery of purchase gas adjustments related to the February 2021 cold weather event and the 2018 Enbridge pipeline rupture.
  ◦ Higher volumes of natural gas purchased due to increased retail sales volumes.
  ◦ Purchased natural gas sold includes the disallowance of $845,000 ordered by the MNPUC, as discussed in Note 20.

- Operation and maintenance increased $11.2 million, primarily due to:
  ◦ Higher contract services of $6.4 million, primarily higher subcontractor costs.
  ◦ Higher payroll-related costs, including higher straight-time payroll of $4.7 million, partially offset by lower incentive accruals of $3.3 million.
  ◦ Higher other costs, partially resulting from inflation, including higher expected credit losses of $1.8 million from higher receivables balances associated with colder weather and higher gas costs; higher software costs of $1.6 million; higher vehicle fuel cost of $1.3 million; and higher office, travel, materials and other miscellaneous employee costs.

- Depreciation, depletion and amortization increased $3.4 million.
  ◦ Largely from increased property, plant and equipment balances from growth and replacement projects placed in service.
  ◦ Partially offset by decreased depreciation rates in certain jurisdictions of $1.0 million.

- Taxes, other than income increased $10.5 million, largely resulting from higher revenue-based taxes which are recovered in rates.

- Other income decreased $4.8 million primarily related to lower returns on the Company's nonqualified benefit plan investments of $7.0 million, as discussed in Note 8, partially offset by increased interest income.

- Interest expense increased $4.9 million, primarily from higher long-term debt balances and interest rates, partially offset by higher AFUDC debt largely due to higher rates.

- Income tax expense decreased $600,000 due to lower income taxes of $1.5 million related to lower taxable income, partially offset by higher permanent tax adjustments.

2021 compared to 2020 Natural gas distribution earnings increased $7.6 million as a result of:
- Revenue increased $123.7 million.
  ◦ Largely as a result of:
    ▪ Higher purchased natural gas sold of $93.9 million recovered in customer rates and was offset in expense, as described below.
    ▪ Approved rate relief in certain jurisdictions of $15.9 million.
    ▪ Increased retail sales volumes of 0.7 percent across all customer classes, including the benefit of weather normalization and decoupling mechanisms in certain jurisdictions.
    ▪ Increased transportation volumes of 9 percent, primarily to electric generation customers.
    ▪ Higher revenue-based taxes recovered in rates of $2.3 million that were offset in expense, as described below.
    ▪ Higher non-regulated project revenues of $1.7 million.
    ▪ Increased basic service charges due to customer growth and increased per unit average rates of $1.5 million each.

- Purchased natural gas sold increased $93.9 million, primarily due to higher natural gas costs as a result of higher market prices.

- Operation and maintenance increased $8.7 million.
  ◦ Primarily due to:
    ▪ Higher payroll-related costs of $4.3 million, largely related to health care costs and straight-time payroll.
    ▪ Decreased credits of $2.4 million for costs associated with the installation of meters partially from delaying meter replacements for safety measures implemented as a result of the COVID-19 pandemic.
    ▪ Higher expenses for materials, new software, insurance and vehicle fuel.
  ◦ Partially offset by:
    ▪ The absence of the write-off of an abandoned project in the third quarter of 2020 for $1.2 million.
    ▪ Decreased bad debt expense of $1.0 million as the impacts of the COVID-19 pandemic began to subside.

- Depreciation, depletion and amortization increased $1.4 million.
  ◦ Largely from increased property, plant and equipment balances from growth and replacement projects placed in service.
  ◦ Partially offset by decreased depreciation rates in certain jurisdictions of $4.0 million.

- Taxes, other than income increased $3.6 million resulting from:
  - Higher revenue-based taxes of $2.3 million, which are recovered in rates.
  - Higher property taxes in certain jurisdictions of $700,000.
  - Higher payroll taxes driven by increased payroll-related costs.

- Other income decreased $5.4 million primarily related to:
  - The absence of an out-of-period adjustment of $4.4 million in 2020 as a result of previously overstated benefit plan expenses.
  - Decreased interest income related to the recovery of purchased gas cost adjustment balances in certain jurisdictions.

- Interest expense increased $500,000, primarily from lower AFUDC borrowed.

- Income tax expense increased $2.6 million due to higher income before income taxes.

Outlook In 2022, the Company experienced rate base growth of 7.8 percent and expects these segments will grow rate base by approximately 6 percent to 7 percent annually over the next five years on a compound basis. Operations are spread across eight states where the Company expects customer growth to be higher than the national average. In 2022 and 2021, these segments experienced retail customer growth of approximately 1.6 percent and 1.7 percent, respectively, and the Company expects customer growth to continue to average 1 percent to 2 percent per year. This customer growth, along with system upgrades and replacements needed to supply safe and reliable service, will require investments in new and replacement electric and natural gas systems.

These segments are exposed to energy price volatility and may be impacted by changes in oil and natural gas exploration and production activity. Rate schedules in the jurisdictions in which the Company's natural gas distribution segment operates contain clauses that permit the Company to file for rate adjustments for changes in the cost of purchased natural gas. Although changes in the price of natural gas are passed through to customers and have minimal impact on the Company's earnings, the natural gas distribution segment's customers benefit from lower natural gas prices through the Company's utilization of storage and fixed price contracts. In 2022, the Company experienced increased natural gas prices across its service areas and more recently has seen higher natural gas prices in the Pacific Northwest, as previously discussed in Strategy and Challenges. As a result, the Company has filed an out-of-cycle cost of gas adjustment in Idaho to assist in the timely recovery of these costs. See Note 20 for additional details. The Company will continue to monitor natural gas prices, as well as oil and natural gas production levels.

In February 2019, the Company announced the retirement of three aging coal-fired electric generating units. The Company ceased operations of Unit 1 at Lewis & Clark Station in Sidney, Montana, in March 2021 and Units 1 and 2 at Heskett Station near Mandan, North Dakota, in February 2022. In addition, in May 2022, the Company began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota, with an expected in service date in the summer of 2023.

The Company is one of four owners of Coyote Station and cannot make a unilateral decision on the plant's future; therefore, the Company could be negatively impacted by decisions of the other owners. In September 2021, Otter Tail Power Company filed its 2022 Integrated Resource Plan in Minnesota and North Dakota, which included its intent to start the process of withdrawal from its 35 percent ownership interest in Coyote Station with an anticipated exit from the plant by December 21, 2028. In October 2022, Otter Tail Power Company requested permission from the MNPUC to extend the deadline for its Integrated Resource Plan with the intent to update its modeling in light of recent developments in the industry, including increased capacity requirements in MISO. Otter Tail Power Company's extension was granted by the MNPUC on November 1, 2022, with revised modeling due March 31, 2023. The joint owners continue to collaborate in analyzing data and weighing decisions that impact the plant and its employees as well as each company's customers and communities served. Further state implementation of pollution control plans to improve visibility at Class I areas, such as national parks, under the EPA's Regional Haze Rule could require the owners of Coyote Station to incur significant new costs. If the owners decide to incur such costs, the costs could, dependent on determination by state regulatory commissions on approval to recover such costs from customers, negatively impact the Company's results of operations, financial position and cash flows. The NDDEQ submitted its state implementation plan to the EPA in August 2022 and expects a decision on the plan sometime in 2023. The plan, as submitted by the NDDEQ, does not require additional controls for any units in North Dakota, including Coyote Station.

Legislation and rulemaking The Company continues to monitor legislation and rulemaking related to clean energy standards that may impact its segments. Below are some of the specific legislative actions the Company is monitoring.
- The current presidential administration is considering changes to the federal Clean Air Act, some of which were amended by the previous presidential administration. The content and impacts of the changes under consideration are uncertain and the Company continues to monitor for potential actions by the EPA.
- In Oregon, the Climate Protection Program Rule was approved in December 2021, which requires natural gas companies to reduce GHG emissions 50 percent below the baseline by 2035 and 90 percent below the baseline by 2050, which may be achieved through surrendering emissions allowances, investing in additional customer conservation and energy efficiency programs, purchasing community climate investment credits, and purchasing low carbon fuels such as renewable natural gas. The Company expects the compliance costs for these regulations to be recovered through customer rates. For more information about the anticipated compliance costs, Items 1 and 2 - Business Properties. Cascade's draft 2023 Oregon integrated resource plan projects customer bills could increase by about 100 percent by 2035 compared with costs included in bills today and by about 300 percent by 2050 as a result of the legislation. On September 30, 2022, the Company filed a request for the use of deferred accounting for costs related to the rule and began deferring those costs. The Company, along with the other two local natural gas distribution companies in Oregon, filed a lawsuit on March 18, 2022, challenging the Climate Protection

Program Rule. The lawsuit was filed on behalf of customers as the Company does not believe the rule accomplishes environmental stewardship in the most effective and affordable way possible.

- In Washington, the Climate Commitment Act signed into law in May 2021 requires natural gas distribution companies to reduce overall GHG emissions 45 percent below 1990 levels by 2030, 70 percent below 1990 levels by 2040 and 95 percent below 1990 levels by 2050, which may be achieved through increased energy efficiency and conservation measures, purchased emission allowances and offsets, and purchases of low carbon fuels. As directed by the Climate Commitment Act, in September 2022, the Washington DOE published its final rule on the Climate Commitment Program. The rule was effective on October 30, 2022 and emissions compliance began on January 1, 2023. The Company has begun reviewing compliance options and expects the compliance costs for these regulations will be recovered through customer rates. For more information about the anticipated compliance costs, see Items 1 and 2 - Business Properties. Cascade's draft 2023 Washington integrated resource plan projects customer bills could increase by about 23 percent by 2035 compared with costs included in bills today and by about 78 percent by 2050 as a result of the legislation. On October 14, 2022, the Company filed a request for the use of deferred accounting for costs related to the rule and began deferring those costs.
- On April 22, 2022, the Washington State Building Code Council approved revisions to the state's commercial energy code that will significantly limit the use of natural gas for space and water heating in new and retrofitted commercial and multifamily buildings and proposed the review of similar restrictions in the future for residential buildings. On November 4, 2022, the Washington State Building Code Council adopted new residential codes requiring gas or electric heat pumps for most new space and water heating installations. The Company continues to assess the impact of these revisions.
- The Company has reviewed the income tax provisions of the IRA signed into law in August 2022, and the Company will continue to evaluate whether any of the new or renewed energy tax credits will provide a benefit.

Pipeline

Strategy and challenges The pipeline segment provides natural gas transportation, underground storage and non-regulated cathodic protection services, as discussed in Items 1 and 2 - Business Properties. The segment focuses on utilizing its extensive expertise in the design, construction and operation of energy infrastructure and related services to increase market share and profitability through optimization of existing operations, organic growth and investments in energy-related assets within or in close proximity to its current operating areas. The segment focuses on the continual safety and reliability of its systems, which entails building, operating and maintaining safe natural gas pipelines and facilities. The segment continues to evaluate growth opportunities including the expansion of natural gas facilities; incremental pipeline projects; and expansion of energy-related services leveraging on its core competencies. In support of this strategy, the North Bakken Expansion project in western North Dakota was placed in service in February of 2022. The project has capacity to transport 250 MMcf of natural gas per day and can be increased to 625 MMcf per day with additional compression. In addition, the Line Section 7 Expansion project was placed in service in August of 2022 and increased system capacity by 6.7 MMcf per day.

The segment is exposed to energy price volatility which is impacted by the fluctuations in pricing, production and basis differentials of the energy market's commodities. Legislative and regulatory initiatives on increased pipeline safety regulations and environmental matters such as the reduction of methane emissions could also impact the price and demand for natural gas.

The pipeline segment is subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. The Company continues to actively evaluate cybersecurity processes and procedures, including changes in the industry's cybersecurity regulations, for opportunities to further strengthen its cybersecurity protections. Implementation of enhancements and additional requirements is ongoing. The segment reviews and secures existing permits and easements, as well as new permits and easements as necessary, to meet current demand and future growth opportunities on an ongoing basis.

The Company has continued to actively manage the national supply chain challenges being faced by working with its manufacturers and suppliers to help mitigate some of these risks on its business. The segment regularly experiences extended lead times on raw materials that are critical to the segment's construction and maintenance work which could delay maintenance work and construction projects potentially causing lost revenues and/or increased costs. The Company is partially mitigating these challenges by planning for extended lead times further in advance. The segment is also currently experiencing inflationary pressures with increased raw material costs. The Company expects supply chain challenges and inflationary pressures to continue in 2023.

The segment focuses on the recruitment and retention of a skilled workforce to remain competitive and provide services to its customers. The industry in which it operates relies on a skilled workforce to construct energy infrastructure and operate existing infrastructure in a safe manner. A shortage of skilled personnel can create a competitive labor market which could increase costs incurred by the segment. Competition from other pipeline companies can also have a negative impact on the segment.

Earnings overview - The following information summarizes the performance of the pipeline segment.

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
		(In millions)			
Operating revenues	$ 155.6	$ 142.6	$ 143.9	9 %	(1)%
Operating expenses:					
Operation and maintenance	60.9	61.3	59.9	(1)%	2 %
Depreciation, depletion and amortization	26.9	20.5	21.7	31 %	(6)%
Taxes, other than income	12.3	12.7	12.9	(3)%	(2)%
Total operating expenses	100.1	94.5	94.5	6 %	— %
Operating income	55.5	48.1	49.4	15 %	(3)%
Other income	1.3	9.4	2.9	(86)%	224 %
Interest expense	11.3	7.0	7.6	61 %	(8)%
Income before income taxes	45.5	50.5	44.7	(10)%	13 %
Income tax expense	10.2	9.6	7.7	6 %	25 %
Net income	$ 35.3	$ 40.9	$ 37.0	(14)%	11 %

Operating statistics

	2022	2021	2020
Transportation volumes (MMdk)	482.9	471.1	438.6
Natural gas gathering volumes (MMdk)	—	—	8.6
Customer natural gas storage balance (MMdk):			
Beginning of period	23.0	25.5	16.2
Net injection (withdrawal)	(1.8)	(2.5)	9.3
End of period	21.2	23.0	25.5

2022 compared to 2021 Pipeline earnings decreased $5.6 million as a result of:

- Revenues increased $13.0 million.
  - Driven by increased transportation volume revenues of $16.4 million, largely due to the North Bakken Expansion project placed in service in February 2022.
  - Partially offset by:
    - Lower non-regulated project revenues of $2.3 million.
    - Lower transmission rates due to expired negotiated contracts converted to tariff rates.

- Operation and maintenance decreased $400,000.
  - Primarily due to:
    - Lower payroll-related costs of $2.2 million, largely related to lower incentive accruals and benefit-related costs.
    - Lower non-regulated project costs of $1.3 million directly associated with lower non-regulated project revenues, as previously discussed.
  - Partially offset by higher legal, maintenance materials and contract services.

- Depreciation, depletion and amortization increased $6.4 million due to increased property, plant and equipment balances, largely related to the North Bakken Expansion project.

- Taxes, other than income decreased $400,000 resulting from lower property taxes of $700,000 in Montana, partially offset by higher property taxes in North Dakota.

- Other income decreased $8.1 million, primarily due to:
  - Lower AFUDC of $7.8 million as a result of the completion of the North Bakken Expansion project placed in service in February 2022.
  - Lower returns on the Company's nonqualified benefit plan investments, as discussed in Note 8.

- Interest expense increased $4.3 million, resulting from interest associated with higher debt balances to fund capital expenditures and lower AFUDC as a result of the North Bakken Expansion project placed in service in February 2022.

- Income tax expense increased $600,000, largely a result of a reduction in tax credits, partially offset by lower income before income taxes.

2021 compared to 2020 Pipeline earnings increased $3.9 million as a result of:
- Revenues decreased $1.3 million.
  - Primarily decreased gathering revenues of $4.9 million due to the sale of the Company's natural gas gathering assets in 2020.
  - Partially offset by:
    - Increased transportation volumes and demand revenue of $1.8 million largely from organic growth projects, as previously discussed, and short-term discounted contracts.
    - Increased non-regulated project revenues of $1.4 million.

- Operation and maintenance increased $1.4 million due to:
  - The absence of the gain on sale of the Company's natural gas gathering assets of $1.5 million in 2020, offset partially by lower operating expenses related to the natural gas gathering assets.
  - Partially offset by lower payroll-related costs.

- Depreciation, depletion and amortization decreased $1.2 million.
  - Primarily related to lower expense of $1.6 million due to the sale of the Company's natural gas gathering assets in 2020, as previously discussed.
  - Slightly offset by increased property, plant and equipment balances related to organic growth projects.

- Taxes, other than income was comparable to the same period in the prior year.

- Other income increased $6.5 million.
  - Primarily due to:
    - Higher AFUDC of $7.3 million for the construction of the North Bakken Expansion project.
    - The absence of the write-off of unrecovered gas costs and project expenses of $1.2 million in 2020.
  - Partially offset by:
    - The absence of a positive impact of $700,000 related to the sale of the Company's regulated gathering assets in 2020.
    - The absence of an out-of-period adjustment of $500,000 in 2020 as a result of previously overstated benefit plan expenses.
    - Lower returns on the Company's nonqualified benefit plan investments.

- Interest expense decreased $600,000.
  - Primarily due to:
    - Higher AFUDC of $1.5 million for the construction of the North Bakken Expansion project.
    - Lower average interest rates.
  - Partially offset by higher debt balances.

- Income tax expense increased $1.9 million.
  - Largely a result of:
    - Higher income before income taxes.
    - The absence of the reversal of excess deferred taxes of $1.5 million associated with the sale of the Company's gas gathering assets in 2020.
  - Partially offset by permanent tax adjustments and an energy efficiency tax benefit.

Outlook The Company continues to monitor and assess the potential impacts of two FERC draft policy statements issued in the first quarter of 2022. One is the Updated Certificate of Policy Statement, which describes how the FERC will determine whether a new interstate natural gas transportation project is required by public convenience and necessity. It includes increased focus on a project's purpose and need and the environmental impacts; as well as impacts on landowners and environmental justice communities. The second draft policy statement, the Interim GHG Policy Statement, explains how the FERC will assess the impacts of natural gas infrastructure projects on climate change in its reviews under the National Environmental Policy Act and Natural Gas Act.

The Company has reviewed the income tax provisions of the IRA signed into law in August 2022 and does not expect any material income tax benefits as a result. The Company has also evaluated the impacts of the methane emissions charge imposed under the IRA legislation and does not expect any material fees given the current GHG reporting thresholds. The Company continues to monitor, evaluate and implement additional GHG emissions reduction strategies, including increased monitoring frequency and emission source control technologies to minimize potential risk.

The EPA recently proposed additional rules to update, strengthen and expand standards intended to significantly reduce GHG emissions and other air pollutants from the oil and natural gas industries. The standards will apply to natural gas compressors, pneumatic controllers and pumps, fugitive emissions components and super-emitter events. The EPA projects the final rules will be issued in August 2023. Additionally, the EPA anticipates revising the current GHG reporting rules to incorporate provisions in the IRA. These revisions are anticipated to be issued in April 2023. The Company continues to monitor and assess the proposed rules and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures.

The Company has continued to experience the effect of associated natural gas production in the Bakken, which has provided opportunities for organic growth projects and increased demand. The completion of organic growth projects has contributed to higher volumes of natural gas the Company transports through its system. Associated natural gas production in the Bakken fell during the COVID-19 pandemic delaying previously forecasted production growth. Natural gas production has rebounded to pre-pandemic levels and drilling rig activities have increased, and the Company expects continued gradual increases over the next 2 years. The production delay, along with long-term contractual commitments on the North Bakken Expansion project placed in service in February 2022, has negatively impacted customer renewals of certain contracts. Bakken natural gas production outlook remains positive with continued growth expected due to new oil wells and increasing gas to oil ratios.

Increases in national and global natural gas supply has moderated pressure on natural gas prices and price volatility. While the Company believes there will continue to be varying pressures on natural gas production levels and prices, the long-term outlook for natural gas prices continues to provide growth opportunity for industrial supply-related projects and seasonal pricing differentials provide opportunities for storage services.

The Company continues to focus on improving existing operations and growth opportunities through organic projects in all areas in which it operates, which includes additional projects with local distribution companies, Bakken area producers and industrial customers in various stages of development.

In July 2021, the Company announced plans for a natural gas pipeline expansion project in eastern North Dakota. The Wahpeton Expansion project consists of approximately 60 miles of pipe and ancillary facilities and is designed to increase capacity by 20 MMcf per day, which is supported by long-term customer agreements with Montana-Dakota and its utility customers. Construction is expected to begin in early 2024, depending on regulatory approvals, with an anticipated completion date later in 2024. On May 27, 2022, the Company filed with FERC its application for the project and received FERC's draft environmental impact statement for the project on November 3, 2022. In accordance with the FERC schedule for environmental review on the project, the final environmental impact statement is planned to be available in April 2023.

On September 19, 2022, the Company filed with the FERC its prior notice application for its 2023 Line Section 27 Expansion project. This project consists of a new compressor station and ancillary facilities and is designed to increase capacity by 175 MMcf per day, which is supported by a long-term customer agreement. Construction is expected to begin in early 2023, pending regulatory approvals, with an anticipated completion date in late 2023.

On December 22, 2022, the Company filed with the FERC its prior notice application for its Grasslands South Expansion project. This project consists of approximately 15 miles of pipe in western North Dakota, utilizing existing capacity on its Grasslands Subsystem to a new connection with Big Horn Gas Gathering, LLC in northeastern Wyoming and ancillary facilities in North Dakota and Wyoming. A long-term customer agreement supports a design for incremental capacity of 94 MMcf per day. Construction is expected to begin in the second quarter of 2023, pending regulatory approvals, with an anticipated completion date in late 2023.

In addition, the Company has entered into long-term customer agreements for the construction of a fourth growth project with incremental natural gas design capacity anticipated to be 25 MMcf per day. The project is dependent on regulatory approvals and anticipated to be completed in 2023. See Capital Expenditures within this section for additional information on the expenditures related to these projects.

Construction Materials and Contracting

Strategy and challenges The segment is a leading aggregates-based construction materials and contracting services provider in the United States, as discussed in Items 1 and 2 - Business Properties. The segment focuses on continued growth and maximizing its vertical integration, leveraging its core values to be a supplier of choice in all its markets. The segment is also focused on its commitment to its employees, customers and communities by operating with integrity and always striving for excellence; development and recruitment of talented employees; sustainable practices to create value for the communities it serves; being the provider of choice in midsize, high-growth markets; strengthening the long-term, strategic aggregate reserve position through available purchase and/or lease opportunities in existing and new geographies; and enhancing its supply chain to provide reliable, timely and efficient services to its end customers. As previously discussed, the Company is pursuing a tax-free spinoff of the construction materials and contracting segment, and the separation is expected to be complete in the second quarter of 2023.

The segment is one of the leading producers of crushed stone and sand and gravel, and the segment continues to strategically manage its aggregate reserves, as well as take further advantage of being vertically integrated. The segment's vertical integration allows it to manage operations from aggregate mining to final lay-down of concrete and asphalt, with control of and access to permitted aggregate reserves being significant. The Company's aggregate reserves are naturally declining and as a result, the Company seeks permit expansion and acquisition opportunities to replace the reserves.

The segment's management continually monitors its margins and has been proactive in applying strategies to address the inflationary impacts seen across the United States. The Company has increased its product pricing where necessary and continues to implement cost savings initiatives to mitigate these effects on the segment's gross margin. Due to existing contractual provisions, there can be a lag between the announced price increases and the time when they can be fully recognized. The Company will continue to evaluate further price increases on a regular cadence to stay ahead of inflationary pressures and enhance stockholder value.

The segment operates in geographically diverse and competitive markets yet strives to maximize efficiencies, including transportation costs and economies of scale, to maintain strong margins. The segment's margins can experience negative pressure from competition, as well as impacts of the volatility in the cost of raw materials such as fuel, asphalt oil, cement and steel, with fuel and asphalt oil costs having the most significant impact on the segment's recent results. Such volatility and inflationary pressures may continue to have an impact on the segment's margins, including fixed-price construction contracts that are particularly vulnerable to the volatility of energy and material prices. These increases are partially offset by mitigation measures implemented by the Company, including price increases, escalation clauses in contracting services contracts, pre-purchased materials and other cost savings initiatives. While the Company has experienced some supply chain constraints, it continues to have good relationships with its suppliers and has not experienced any material adverse impacts of shortages or delays on materials. Other variables that can impact the segment's margins include adverse weather conditions, the timing of project starts or completions and declines or delays in new and existing projects due to the cyclical nature of the construction industry and governmental infrastructure spending. Accordingly, operating results in any particular period may not be indicative of the results that can be expected for any other period.

As a people first company, the segment continually takes steps to address the challenge of recruitment and retention of employees. In order to help attract new workers to the construction industry and enhance the skills of its current employees, the Company has completed construction of a corporate-wide, state-of-the-art training facility in the Pacific Northwest. The training facility offers hands-on training for heavy equipment operators and truck drivers, as well as leadership and safety training. Trends in the labor market include an aging workforce and availability issues, and most of the markets the segment operates in have experienced labor shortages, largely truck drivers, causing increased labor-related costs and delays or inefficiencies on projects. The new training facility is expected to help address some of these challenges. The Company continues to monitor the labor markets and assess additional opportunities to enhance and support its workforce. Despite these efforts, the Company expects labor costs to continue to increase based on the increased demand for services and, to a lesser extent, the recent escalated inflationary environment in the United States.

Earnings overview - The following information summarizes the performance of the construction materials and contracting segment.

Years ended December 31,	2022	2021	2020	2022 vs. 2021 % change	2021 vs. 2020 % change
		(In millions)			
Operating revenues	$ 2,534.7	$ 2,228.9	$ 2,178.0	14 %	2 %
Cost of sales:					
Operation and maintenance*	2,009.6	1,737.4	1,676.6	16 %	4 %
Depreciation, depletion and amortization	112.9	96.8	84.8	17 %	14 %
Taxes, other than income	51.3	47.7	46.0	8 %	4 %
Total cost of sales	2,173.8	1,881.9	1,807.4	16 %	4 %
Gross profit	360.9	347.0	370.6	4 %	(6)%
Selling, general and administrative expense:					
Operation and maintenance*	155.8	146.0	146.4	7 %	— %
Depreciation, depletion and amortization	4.9	4.2	4.8	17 %	(13)%
Taxes, other than income	5.9	5.7	4.9	4 %	16 %
Total selling, general and administrative expense	166.6	155.9	156.1	7 %	— %
Operating income	194.3	191.1	214.5	2 %	(11)%
Other income (expense)	(5.4)	1.3	.8	(515)%	63 %
Interest expense	30.1	19.2	20.6	57 %	(7)%
Income before income taxes	158.8	173.2	194.7	(8)%	(11)%
Income tax expense	42.6	43.4	47.4	(2)%	(8)%
Net income	$ 116.2	$ 129.8	$ 147.3	(10)%	(12)%

* The Company identified certain costs that were reclassified from cost of sales to selling, general and administrative expenses in 2021 and 2020 of $57.4 million and $56.5 million, respectively, and had no impact to net income.

Operating statistics	Revenues			Gross profit		
	2022	2021	2020	2022	2021	2020
			(In millions)			
Aggregates	$ 496.6	$ 444.0	$ 406.6	$ 69.6	$ 60.6	$ 62.7
Asphalt	427.5	339.8	349.9	41.7	40.4	45.5
Ready-mix concrete	609.5	584.4	547.0	85.9	81.5	74.4
Other products*	407.3	344.3	356.3	63.6	64.0	82.6
Contracting services	1,187.7	1,017.5	1,069.7	100.1	100.5	105.4
Intracompany eliminations	(593.9)	(501.1)	(551.5)	—	—	—
	$ 2,534.7	$ 2,228.9	$ 2,178.0	$ 360.9	$ 347.0	$ 370.6

* Other products includes cement, asphalt oil, merchandise, fabric, spreading and other products that individually are not considered to be a major line of business for the segment.

	2022	2021	2020
Sales (thousands):			
Aggregates (tons)	33,994	33,518	30,949
Asphalt (tons)	7,254	7,101	7,202
Ready-mix concrete (cubic yards)	4,015	4,267	4,087
Average sales price:			
Aggregates (per ton)	$ 14.61	$ 13.25	$ 13.14
Asphalt (per ton)	$ 58.93	$ 47.86	$ 48.58
Ready-mix concrete (per cubic yard)	$ 151.80	$ 136.94	$ 133.86

2022 compared to 2021 Construction materials and contracting's earnings decreased $13.6 million as a result of:

- Revenues increased $305.8 million.
  - Primarily the result of increased revenues across all product lines as the business benefited from higher average selling prices of nearly $250 million, largely in response to inflationary pressures.
  - Also impacting materials revenues were:
    - Increased aggregates sales volumes of $10.2 million due mainly to recent acquisitions contributing 2.2 million tons, offset in part by lower volumes in certain states.
    - Increased asphalt sales volumes of $7.2 million from higher demand in California, Minnesota, Montana, North Dakota and Wyoming of $13.7 million, partially offset by lower volumes in Texas due to less available paving work.
    - Lower ready-mix concrete sales volumes of $38.5 million across all regions resulting from lower residential demand and fewer impact projects.
    - Decreased revenues for other products associated with volumes, largely related to asphalt oil.
    - Increased contracting revenues of $170.2 million across most regions as a result of more available agency and commercial work, recent acquisitions contributing $27.9 million and more available paving work in Idaho, Minnesota, Montana, North Dakota and Wyoming. In addition, inflationary pressures led to higher contract values in all regions.
  - These increases were partially offset by an increase in the elimination for internal materials sales used in other products and services.

- Gross profit increased $13.9 million.
  - Primarily the result of higher average selling prices, as previously noted, contributions from recent acquisitions of $12.9 million and increased margins for aggregates and ready-mix concrete as a result of implemented price increases outpacing inflationary pressures.
  - Partially offset by higher operating costs across the business, mostly the result of inflationary pressures. These costs include higher asphalt oil costs of $59.3 million; higher labor costs of $32.0 million; higher fuel costs of $42.6 million; and higher cement costs of $20.7 million.

- Selling, general and administrative expense increased $10.7 million.
  - Largely the result of:
    - Increased payroll-related costs of $11.6 million, partially resulting from inflationary pressures.
    - Increased travel expenses of $2.3 million.
    - Increased office expenses of $1.7 million.
    - Increased professional fees of $1.7 million, partially due to increased legal and audit fees.
    - Increased expected credit losses of $1.4 million related to the absence of recoveries received during 2021.
    - Increased safety and training costs.
  - Offset in part by higher net gains on asset sales of $7.5 million.

- Other income (expense) decreased $6.7 million, primarily resulting from lower returns on the Company's nonqualified benefit plan investments, as discussed in Note 8.

- Interest expense increased $10.9 million, related to higher debt balances to fund recent acquisitions and higher working capital needs, along with higher average interest rates.

- Income tax expense decreased $800,000 as a result of lower income before income taxes.

2021 compared to 2020 Construction materials and contracting's earnings decreased $17.5 million as a result of:
- Revenues increased $50.9 million.
  - Largely the result of:
    - Higher aggregate sales volumes from acquisitions in 2021 contributed $20.1 million and strong demand for airport, commercial and health care work in Oregon added $16.3 million. Also contributing was an additional $1.6 million due to a few large projects in South Dakota. These increases were partially offset by lower volumes in Texas of $2.0 million driven by lower energy-related sales volumes.
    - Higher ready-mix concrete volumes from increased commercial and residential demand in Texas contributed $8.2 million, strong demand in Oregon added $7.8 million and acquisitions in 2021 contributed an additional $4.5 million. Ready-mix concrete revenues also benefited from an increase in average sales price in all regions. These increases were partially offset by decreased sales of $14.8 million due to lower demand in Hawaii as a result of the overall slowdown of the travel industry from COVID-19.
  - Partially offset by:
    - Decreased contracting revenues partially due to less available paving work in certain regions of $60.0 million and the absence of a few large jobs in 2020 of $17.5 million. These decreases were offset in part by strong demand for health care, agency and commercial work in Oregon of $28.8 million.
    - Decreased asphalt volumes primarily due to less available highway paving work in the public sector of $26.2 million in certain regions was partially offset by strong demand in Oregon.

- Gross profit decreased $23.6 million.
  - Primarily due to:
    - Lower gross profit and margins in other product lines, primarily due to higher asphalt oil material costs of $15.1 million, along with repair and maintenance costs of $2.6 million.
    - Higher fuel costs of $13.3 million across all product lines.
    - Lower asphalt gross profit of $5.1 million, largely resulting from less available paving work.
    - Lower contracting services gross profit resulting from less available paving work of $8.6 million, as previously discussed, and the absence of a few large jobs for $5.4 million. Margins were also impacted by higher fuel costs, as previously discussed.
    - Lower aggregates gross profit resulting from reduced work in Hawaii due to the overall slowdown of the travel industry resulting from COVID-19 of $3.9 million, startup costs of $1.3 million associated with new aggregate sites in Texas and $600,000 higher material costs in Alaska. These decreases were partially offset by higher margins due to strong demand in Oregon of $2.1 million and South Dakota of $1.4 million along with the effects of recent acquisitions.
    - Labor constraints, especially truck drivers, which resulted in isolated project delays and staffing inefficiencies across the business.
  - Partially offset by an increase in ready-mix concrete gross profit of $7.1 million due in part to higher average pricing in all regions and higher volumes in most regions.

- Selling, general and administrative expense decreased $200,000.
  - Largely the result of:
    - The recovery of prior bad debt expense of $2.1 million.
    - Higher net gains on asset sales of $1.4 million.
  - Offset in part by:
    - Increased payroll-related costs of $1.6 million, primarily for higher health care costs.
    - Higher acquisition costs of $700,000.
    - An increase in miscellaneous taxes, license and governmental fees.

- Other income increased $500,000, primarily resulting from an out-of-period adjustment in 2020 as a result of previously overstated benefit plan expenses.

- Interest expense decreased $1.4 million.
  - Primarily resulting from lower average interest rates of $2.8 million.
  - Offset in part by higher average debt balances.

- Income tax expense decreased $4.0 million as a result of lower income before income taxes.

Outlook In August 2022, the Company announced its intent to separate this segment into a standalone publicly traded company. The separation is expected to result in two independent, publicly traded companies: (1) MDU Resources Group, Inc., the existing company and (2) Knife River, a construction materials and contracting services company. The separation is expected to be completed in the second quarter of 2023 and is expected to unlock inherent value within the two companies, which each have unique growth prospects and investment opportunities. The Company may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. For a complete discussion of all of the conditions to and the risks and uncertainties associated with the separation and distribution, see Item 1A - Risk Factors.

Funding for public projects is dependent on federal and state funding, such as appropriations to the Federal Highway Administration. The American Rescue Plan Act enacted in the first quarter of 2021 provides $1.9 trillion in COVID-19 relief funding for states, schools and local governments. States are beginning to move forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact the segment. Additionally, the bipartisan infrastructure proposal, known as the IRA, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating $119 billion for the repair and rebuilding of roads and bridges across the Company's footprint. In addition, the IRA provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and the build out of infrastructure to support electric vehicles. In addition to federal funding, 11 out of the 14 states in which the Company operates have implemented their own funding mechanisms for public projects, including projects related to highways, airports and other public infrastructure. The Company continues to monitor the progress of these legislative items.

The segment's vertically integrated aggregates-based business model provides the Company with the ability to capture margin throughout the sales delivery process. The aggregate products are sold internally and externally for use in other products such as ready-mix concrete, asphaltic concrete and public and private construction markets. The contracting services and construction materials are sold in connection with street, highway and other public infrastructure projects, as well as private commercial, industrial and residential development projects. The public infrastructure projects have traditionally been more stable markets as public funding is more secure during periods of economic decline. The public projects are, however, dependent on federal and state funding such as appropriations to the Federal Highway Administration. Spending on private development is highly dependent on both local and national economic cycles, providing additional sales during times of strong economic cycles and potential for reductions during recessionary periods.

During 2022 and 2021, the Company made strategic purchases and completed acquisitions that support the Company's long-term strategy to expand its market presence in the higher-margin materials markets. The Company continues to evaluate additional acquisition opportunities. For more information on the Company's business combinations, see Item 8 - Note 4. In 2022, the Company is upgrading its prestress facility located in Spokane, Washington. The state-of-the-art facility is expected to be completed during the first half of 2023. The facility is expected to be a platform for growth through improved productivity and quality, which will help meet strong market demand for prefabricated concrete solutions.

The construction materials and contracting segment's backlog remained strong at December 31, 2022, at $935 million, as compared to backlog at December 31, 2021, of $708 million. A significant portion of the Company's backlog at December 31, 2022, relates to publicly funded projects, largely street and highway construction projects, which are primarily driven by public work projects for state departments of transportation. Period over period increases or decreases in backlog cannot be used as an indicator of future revenues or net income. Of the $935 million of backlog at December 31, 2022, the Company expects to complete an estimated $836 million during 2023. While the Company believes the current backlog of work remains firm, prolonged delays in the receipt of critical supplies and materials or continued increases to pricing could result in customers seeking to delay or terminate existing or pending agreements. Factors noted in Item 1A - Risk Factors can cause revenues to be realized in periods and at levels that are different from originally projected.

Construction Services

Strategy and challenges The construction services segment provides electrical and mechanical and transmission and distribution specialty contracting services, as discussed in Items 1 and 2 - Business Properties. The construction services segment focuses on safely executing projects; providing a superior return on investment by building new and strengthening existing customer relationships; ensuring quality service; effectively controlling costs; retaining, developing and recruiting talented employees; growing through organic and strategic acquisition opportunities; and focusing efforts on projects that will permit higher margins while properly managing risk. The growth experienced by the segment in recent years is due in part to the project awards in the markets served and the ability to support national customers in most of the regions in which it operates.

The construction services segment faces challenges, which are not under direct control of the business, in the markets in which it operates, including those described in Item 1A - Risk Factors. These factors, and those noted below, have caused fluctuations in revenues, gross margins and earnings in the past and are likely to cause fluctuations in the future.

- *Revenue mix and impact on margins.* The mix of revenues based on the types of services the segment provides can impact margins as certain industries and services provide higher margin opportunities. Larger or more complex projects typically result in higher margin opportunities since the segment assumes a higher degree of performance risk and there is greater utilization of the segment's resources for longer construction timelines. However, larger or more complex projects have a higher risk of regulatory and seasonal or cyclical delay. Project schedules fluctuate, which can affect the amount of work performed in a given period. Smaller or less complex projects typically have a greater number of companies competing for them, and competitors at times may be more aggressive when pursuing available work. A greater percentage of smaller scale or less complex work in a given period could negatively impact margins due to the inefficiency of transitioning between a greater number of smaller projects versus continuous production on a few larger projects.

- *Project variability and performance.* Margins for a single project may fluctuate period to period due to changes in the volume or type of work performed, the pricing structure under the project contract or job productivity. Productivity and performance on a project can vary period to period based on a number of factors, including unexpected project difficulties; unexpected project site conditions; project location, including locations with challenging operating conditions or difficult geographic characteristics; whether the work is on an open or encumbered right of way; inclement weather or severe weather events; environmental restrictions or regulatory delays; political or legal challenges related to a project; and the performance of third parties. In addition, the type of contract can impact the margin on a project. Under fixed-price contracts, which are more common with larger or more complex projects, the segment assumes risk related to project estimates versus execution. Revenues under this type of contract can vary, sometimes significantly, from original projects due to additional project complexity; timing uncertainty or extended bidding; extended regulatory or permitting processes; and other factors, which can result in a reduction in profit or losses on a project.

- *Subcontractor work and provision of materials.* Some work under project contracts is subcontracted out to other companies and margins on subcontractor work is generally lower than work performed by the Company. Increased subcontractor work in a given period may therefore result in lower margins. In addition, inflationary or other pressures may increase the cost of materials under fixed-price contracts and may result in decreased margins on the project. The Company has worked to implement provisions in project contracts to allow for the pass-through of inflationary costs to customers where feasible and will continue to do so to mitigate the impacts.

The segment's management continually monitors its operating margins and has been proactive in addressing the inflationary impacts seen across the United States. The segment is currently experiencing continued labor constraints and increased fuel and material costs, as well as impacts from delays in the national supply chain. The segment is working with suppliers and providers of goods and services in advance of construction to secure pricing and reduce delays for goods and services. The inflationary costs and national supply chain challenges experienced by the segment have increased costs but have not had significant impacts to the procurement of project materials. Such volatility and inflationary pressures may continue to have an impact on the segment's margins, including fixed-price construction contracts that are particularly vulnerable to the volatility of energy and material prices. These increases are partially offset by mitigation measures implemented by the Company, including escalation clauses in contracts, pre-purchased materials and other cost savings initiatives. The segment also continues recruitment and retention efforts to attract and retain employees. The Company expects these inflationary pressures and national supply chain challenges to continue. Accordingly, operating results in any particular period may not be indicative of the results that can be expected for any other period.

The need to ensure available specialized labor resources for projects also drives strategic relationships with customers and project margins. These trends include an aging workforce and labor availability issues, as well as increasing duration and complexity of customer capital programs. Most of the markets the segment operates in have experienced labor shortages which in some cases have caused increased labor-related costs. The Company continues to monitor the labor markets and expects labor costs to continue to increase based on increases included in the collective bargaining agreements and, to a lesser extent, the recent escalated inflationary environment in the United States. Due to these and other factors, the Company believes overall customer and competitor demand for labor resources will continue to increase.

Earnings overview - The following information summarizes the performance of the construction services segment.

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
		(In millions)			
Operating revenues	$ 2,699.2	$ 2,051.6	$ 2,095.7	32 %	(2)%
Cost of sales:					
Operation and maintenance	2,325.9	1,725.5	1,747.5	35 %	(1)%
Depreciation, depletion and amortization	16.9	15.8	15.7	7 %	1 %
Taxes, other than income	80.4	62.4	74.2	29 %	(16)%
Total cost of sales	2,423.2	1,803.7	1,837.4	34 %	(2)%
Gross profit	276.0	247.9	258.3	11 %	(4)%
Selling, general and administrative expense:					
Operation and maintenance	101.5	92.9	98.1	9 %	(5)%
Depreciation, depletion and amortization	4.6	4.5	7.8	2 %	(42)%
Taxes, other than income	5.3	4.8	4.8	10 %	— %
Total selling, general and administrative expense	111.4	102.2	110.7	9 %	(8)%
Operating income	164.6	145.7	147.6	13 %	(1)%
Other income	7.3	2.6	2.0	181 %	30 %
Interest expense	6.3	3.5	4.1	80 %	(15)%
Income before income taxes	165.6	144.8	145.5	14 %	— %
Income tax expense	40.8	35.4	35.8	15 %	(1)%
Net income	$ 124.8	$ 109.4	$ 109.7	14 %	— %

Operating Statistics

Business Line	Revenues			Gross profit		
	2022	2021	2020	**2022**	2021	2020
			(In millions)			
Electrical & mechanical						
Commercial	$ **1,082.5** $	553.2 $	741.5	$ **105.2** $	59.8 $	48.4
Industrial	**405.7**	457.5	374.8	**43.4**	51.3	41.3
Institutional	**215.5**	123.1	158.8	**3.8**	6.2	23.8
Renewables	**151.1**	12.3	5.4	**(.6)**	1.2	1.1
Service & other	**143.0**	188.4	121.0	**19.8**	25.1	21.5
	1,997.8	1,334.5	1,401.5	**171.6**	143.6	136.1
Transmission & distribution						
Utility	**645.1**	630.5	592.5	**100.3**	92.4	106.7
Transportation	**72.3**	103.1	111.8	**4.1**	11.9	15.5
	717.4	733.6	704.3	**104.4**	104.3	122.2
Intrasegment eliminations	**(16.0)**	(16.5)	(10.1)	**—**	—	—
	$ **2,699.2** $	2,051.6 $	2,095.7	$ **276.0** $	247.9 $	258.3

2022 compared to 2021 Construction services earnings increased $15.4 million as a result of:
- Revenues increased $647.6 million.
  - Largely due to:
    - Increased electrical and mechanical revenues, partially as a result of inflationary pressures as well as:
      - Higher commercial revenues driven largely by a $251.5 million increase in hospitality projects due to the progress on large projects, a $121.8 million increase in data center projects driven by both the number of and progress on projects and an increase in general commercial projects as a result of project mix and progression of contracts.
      - Higher renewable revenues from the timing of and progress on projects.
      - Higher institutional revenues largely the result of increased activity and progress on projects from education projects of $26.0 million, healthcare projects of $24.1 million and government projects.
    - Increased utility revenues for electrical projects of $37.5 million, underground projects of $24.5 million, distribution projects of $12.7 million, telecommunications projects of $7.0 million and substation projects, with each sector being driven by higher customer demand. These increases were partially offset by lower transmission and storm work projects.
  - Partially offset by:
    - Lower industrial revenues driven by decreased demand for maintenance, high-tech and refinery projects and lower service revenues driven by decreased demand for the repair and maintenance of electrical and mechanical projects.
    - Lower transportation revenues, primarily from lower customer demand for street lighting projects of $39.8 million.

- Gross profit increased $28.1 million.
  - Largely due to the increased electrical and mechanical revenues previously discussed.
  - Partially offset by higher operating costs related to inflationary pressures, including labor, materials and equipment costs.

- Selling, general and administrative expense increased $9.2 million resulting from higher payroll-related costs of $5.7 million, increased expected credit losses of $2.4 million due to changes in estimates during 2021 and higher office expenses.

- Other income increased $4.7 million, primarily related to the Company's joint ventures.

- Interest expense increased $2.8 million due to higher working capital needs and higher interest rates.

- Income tax expense increased $5.4 million as a result of higher income before income taxes.

2021 compared to 2020 Construction services earnings decreased $300,000 as a result of:
- Revenues decreased $44.1 million.
  - Largely due to:
    - The completion of several large commercial projects in early 2021 and 2020 in the Las Vegas market of $129.0 million.
    - Decreased institutional projects of $15.0 million from less available work and the completion of a larger project.
    - The completion of a significant industrial project of $43.0 million.
    - Decreased demand for electric transportation projects which includes traffic signalization and street lighting.
  - Partially offset by:
    - Higher industrial work due to the number of projects awarded and progress on significant projects of $96.0 million.
    - Increased service work of $37.0 million related to the repair and maintenance of electrical, mechanical and fire protection systems.
    - Strong demand for utility projects including the progress on substations of $21.0 million and power line repair of $3.0 million.

- Gross profit decreased $10.4 million.
  ◦ Largely due to:
    ▪ The absence of higher margin utility projects in 2020 negatively impacted gross profit by $15.0 million, which includes storm power line repair and fire hardening work.
    ▪ Decreased transportation gross profit, largely the completion of a higher margin project of $5.1 million.
    ▪ Institutional projects, primarily the recognition of reduced margins of $9.4 million from lower margin work in 2021 and the impacts of a job loss of $8.4 million related to change order disputes which resulted in a significant job recognizing higher labor and material costs.
  ◦ Partially offset by:
    ▪ Increased industrial gross profit primarily due to a change order settlement of $10.0 million on a significant project.
    ▪ The absence of a job loss in 2020 of $8.9 million related to a large commercial project.
    ▪ An increase in the amount of service work awarded and the progress on that work.

- Selling, general and administrative expense decreased $8.5 million.
  ◦ Largely due to:
    ▪ Lower bad debt expense of $7.0 million, largely due to changes in estimates related to expected credit losses.
    ▪ Lower amortization expense of $3.2 million.
  ◦ Offset in part by:
    ▪ Higher office expenses of $1.3 million.
    ▪ Increased payroll-related costs.

- Other income increased $600,000, largely related to increased earnings on investments.

- Interest expense decreased $600,000, largely related to decreased debt balances due to lower working capital needs and increased cash collections.

- Income tax expense decreased $400,000 as a result of lower income before income taxes.

Outlook Funding for public projects is highly dependent on federal and state funding, such as appropriations to the Federal Highway Administration. The American Rescue Plan provides $1.9 trillion in COVID-19 relief funding for states, schools and local government including broadband infrastructure. States are beginning to move forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact the segment. Additionally, the Infrastructure Investment and Jobs Act, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating funds for investments for upgrades to electric and grid infrastructure, transportation systems, airports and electric vehicle infrastructure, all industries this segment supports. In addition, the IRA provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and the build out of infrastructure to support electric vehicles. The Company will continue to monitor the implementation of these legislative items.

The Company continues to have bidding opportunities in the specialty contracting markets in which it operated in during 2022, as evidenced by the segment's backlog. Although bidding remains highly competitive in all areas, the Company expects the segment's relationship with existing customers, skilled workforce, quality of service and effective cost management will continue to provide a benefit in securing and executing profitable projects in the future. The Company has also seen rapidly growing needs for services across the electric vehicle charging, wind generation and energy storage markets that complement existing renewable projects performed by the Company.

The construction services segment's backlog at December 31 was as follows:

	2022	2021
	(In millions)	
Electrical & mechanical	$ 1,861	$ 1,109
Transmission & distribution	270	276
	$ 2,131	$ 1,385

The increase in backlog at December 31, 2022, as compared to backlog at December 31, 2021, was largely attributable to the new project opportunities that the Company continues to be awarded across its diverse operations, particularly within the commercial, industrial, institutional, and power utility markets. The increases in backlog have been offset by decreases in the renewable and transportation markets due to the timing of project completions. Period over period increases or decreases in backlog cannot be used as an indicator of future revenues or net income. Of the $2.1 billion of backlog at December 31, 2022, the Company expects to complete an estimated $1.8 billion during 2023. While the Company believes the current backlog of work remains firm, prolonged delays in the receipt of critical supplies and materials could result in customers seeking to delay or terminate existing or pending agreements. As of December 31, 2022, customers have not provided the Company with any indications that they no longer wish to proceed with the planned projects that have been included in backlog. Additionally, the Company continues to further evaluate potential acquisition opportunities that would be accretive to earnings of the Company and continue to grow the segment's backlog. Factors noted in Item 1A - Risk Factors can cause revenues to be realized in periods and at levels that are different from originally projected.

Other

Years ended December 31,		2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
			(In millions)			
Operating revenues	$	17.6 $	13.7 $	11.9	28 %	15 %
Operating expenses:						
Operation and maintenance		25.1	15.2	12.2	65 %	25 %
Depreciation, depletion and amortization		4.4	4.6	2.7	(4)%	70 %
Taxes, other than income		.1	.1	.1	— %	— %
Total operating expenses		29.6	19.9	15.0	49 %	33 %
Operating loss		(12.0)	(6.2)	(3.1)	94 %	(100)%
Other income		1.0	.4	.4	150 %	— %
Interest expense		1.5	.3	.8	400 %	(63)%
Loss before income taxes		(12.5)	(6.1)	(3.5)	105 %	(74)%
Income tax benefit		(1.2)	(.2)	(.4)	500 %	50 %
Net loss	$	(11.3) $	(5.9) $	(3.1)	(93)%	(90)%

Included in Other is insurance activity at the Company's captive insurer and general and administrative costs and interest expense previously allocated to the exploration and production and refining businesses that do not meet the criteria for income (loss) from discontinued operations.

During 2022, Other experienced higher operation and maintenance expense related to costs incurred of $14.4 million for the announced strategic initiatives, partially offset by a reduction in the estimated losses recorded at the captive insurer. Other was positively impacted by higher premiums included in operating revenues in 2022 for the captive insurer compared to 2021.

Other was negatively impacted in 2021 as a result of higher insurance claims experience at the captive insurer and depreciation expense as compared to 2020. Premiums for the captive insurer were also higher in 2021 compared to 2020, which impacts both operating revenues and operation and maintenance expense.

Intersegment Transactions

Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's elimination of intersegment transactions. The amounts related to these items were as follows:

Years ended December 31,		2022	2021	2020
			(In millions)	
Intersegment transactions:				
Operating revenues	$	84.1 $	77.6 $	77.0
Operation and maintenance		25.9	18.7	19.1
Purchased natural gas sold		58.2	58.9	57.9

For more information on intersegment eliminations, see Item 8 - Note 17.

Liquidity and Capital Commitments

At December 31, 2022, the Company had cash and cash equivalents of $80.5 million and available borrowing capacity of $427.3 million under the outstanding credit facilities of the Company's subsidiaries. The Company expects to meet its obligations for debt maturing within 12 months and its other operating and capital requirements from various sources, including internally generated funds; credit facilities and commercial paper of the Company's subsidiaries, as described later in Capital resources; and the issuance of debt and equity securities if necessary.

Cash flows

Years ended December 31,	2022	2021	2020
		(In millions)	
Net cash provided by (used in)			
Operating activities	$ 510.0 $	495.8 $	768.4
Investing activities	(638.9)	(885.9)	(630.2)
Financing activities	155.2	384.7	(145.1)
Increase (decrease) in cash and cash equivalents	26.3	(5.4)	(6.9)
Cash and cash equivalents -- beginning of year	54.2	59.6	66.5
Cash and cash equivalents -- end of year	$ 80.5 $	54.2 $	59.6

Operating activities

				2022 vs. 2021	2021 vs. 2020
Years ended December 31,	2022	2021	2020	Variance	Variance
			(In millions)		
Income from continuing operations	$ 367.3 $	377.7 $	390.5	$ (10.4) $	(12.8)
Adjustments to reconcile net income to net cash provided by operating activities	355.0	350.9	276.2	4.1	74.7
Changes in current assets and current liabilities, net of acquisitions:					
Receivables	(363.3)	(60.0)	(2.8)	(303.3)	(57.2)
Inventories	(46.6)	(42.3)	(7.2)	(4.3)	(35.1)
Other current assets	(9.4)	(72.0)	31.6	62.6	(103.6)
Accounts payable	186.3	15.3	16.0	171.0	(.7)
Other current liabilities	27.0	(17.6)	35.6	44.6	(53.2)
Pension and postretirement benefit plan contributions	(.5)	(.5)	(.4)	—	(.1)
Other noncurrent changes	(6.0)	(55.4)	30.3	49.4	(85.7)
Net cash provided by (used in) discontinued operations	.2	(.3)	(1.4)	.5	1.1
Net cash provided by operating activities	$ 510.0 $	495.8 $	768.4	$ 14.2 $	(272.6)

The changes in cash flows from operating activities generally follow the results of operations as discussed in Business Segment Financial and Operating Data and are also affected by changes in working capital. The increase in cash flows provided by operating activities from 2022 to 2021 was largely driven by higher 2022 accounts payable for natural gas purchases due to higher natural gas prices and colder weather, partially offset by the associated increased receivables from customers. Partially offsetting the increase in cash flows provided by operating activities was higher working capital needs at the construction services business due to fluctuations in job activity resulting in higher receivables in the period, as well as lower collections of accounts receivable compared to 2021, offset in part by increased accounts payable. In addition, higher revenues resulted in higher receivables in the period at the construction materials and contracting business.

The decrease in cash flows provided by operating activities from 2021 to 2020 was largely driven by an increase in natural gas purchases and the related unbilled revenues at the natural gas distribution business, partially offset by the associated deferred taxes and increased payables. Also contributing to the decrease was the payment of previously deferred CARES Act taxes and the timing of income tax payments across all of the Company's businesses, as well as the timing of insurance claim payments in relation to receipt of insurance reimbursement at the construction services business. In addition, higher asphalt oil inventory balances due to higher material costs and tank storage balances and higher aggregate inventory balances as a result of production at the businesses acquired at the construction materials and contracting business contributed to the decrease. Partially offsetting the decrease in cash flows provided by operating activities was higher bonus depreciation related to acquisitions at construction materials and contracting business.

Investing activities

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
			(In millions)		
Capital expenditures	$ (656.6)	$ (659.4)	$ (558.0)	$ 2.8	$ (101.4)
Acquisitions, net of cash acquired	1.8	(237.7)	(106.0)	239.5	(131.7)
Net proceeds from sale or disposition of property and other	22.4	15.2	35.6	7.2	(20.4)
Investments	(6.5)	(4.0)	(1.8)	(2.5)	(2.2)
Net cash used in investing activities	$ (638.9)	$ (885.9)	$ (630.2)	$ 247.0	$ (255.7)

The decrease in cash used in investing activities from 2022 to 2021 was primarily the result of lower cash used for acquisition activity at the construction materials and contracting business, along with increased proceeds from asset sales. Decreased capital expenditures at the pipeline business as a result of the North Bakken Expansion project being placed in service in February 2022 were mostly offset by increased capital expenditures at the natural gas distribution business for higher natural gas distribution projects, including natural gas mains and meters, and at the electric business for increased electric production projects, including the construction of Heskett Unit 4 and the repower of Diamond Willow.

The increase in cash used in investing activities from 2021 to 2020 was primarily the result of higher cash used in acquisition activity at the construction materials and contracting business, partially offset by decreased acquisition activity at the construction services business. In addition, increased capital expenditures in 2021 at the pipeline business, largely related to the North Bakken Expansion project, and the construction materials and contracting business contributed to the increase, partially offset by lower capital expenditures at the electric and natural gas distribution businesses related to reduced electric transmission and distribution projects and reduced natural gas meters and mains.

Financing activities

Years ended December 31,	2022	2021	2020	2022 vs. 2021 Variance	2021 vs. 2020 Variance
			(In millions)		
Issuance of short-term borrowings	$ 246.5	$ 50.0	$ 75.0	$ 196.5	$ (25.0)
Repayment of short-term borrowings	—	(100.0)	(25.0)	100.0	(75.0)
Issuance of long-term debt	361.6	554.0	117.4	(192.4)	436.6
Repayment of long-term debt	(261.7)	(25.0)	(148.6)	(236.7)	123.6
Debt issuance costs	(1.9)	(.9)	(.5)	(1.0)	(.4)
Proceeds from issuance of common stock	(.1)	88.8	3.4	(88.9)	85.4
Dividends paid	(176.9)	(171.3)	(166.4)	(5.6)	(4.9)
Repurchase of common stock	(7.4)	(6.7)	—	(.7)	(6.7)
Tax withholding on stock-based compensation	(4.9)	(4.2)	(.4)	(.7)	(3.8)
Net cash provided by (used in) financing activities	$ 155.2	$ 384.7	$ (145.1)	$ (229.5)	$ 529.8

The decrease in cash flows provided by financing activities from 2022 to 2021 was largely the result of increased repayment and decreased issuance of long-term debt at the construction materials and contracting business. Partially offsetting this was increased issuances of short-term borrowings as long-term debt was replaced with short-term debt at the construction materials and contracting business related to the anticipated spinoff previously discussed and decreased repayment of short-term borrowings at Montana-Dakota. Partially offsetting the decrease was the increased issuance of long-term debt at the construction services business as a result of higher working capital needs and the absence of the issuance of common stock under the Company's "at-the-market" offering during 2022, as discussed in Note 12.

The increase in cash flows provided by financing activities from 2021 to 2020 was largely the result of increased long-term borrowings for acquisitions at the construction materials and contracting business, and increased long-term borrowings, net of repayments, associated with capital expenditures at the pipeline, electric and natural gas distribution businesses. The construction services business also increased its long-term borrowings as a result of increased working capital needs. In addition, net proceeds from the issuance of common stock under the Company's "at-the-market" offering during 2021 also contributed to the increase in cash flows from financing activities. Partially offsetting these increases were decreased short-term borrowings during 2021 at the natural gas distribution business. Montana-Dakota repaid $50 million of short-term borrowings during the first quarter of 2021 related to short-term borrowings during 2020. Montana-Dakota also issued $50 million of short-term borrowings during the first quarter of 2021 related to financing the higher natural gas purchases, as previously discussed, which was repaid prior to the end of the year.

Defined benefit pension plans

The Company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2022, the Company assumed a long-term rate of return on its qualified defined pension plan assets of 6 percent. Due to the decline in the equity and fixed-income markets, the Company experienced more of a loss than estimated on its qualified defined pension plan assets. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2023. The funded status of the plans did not change significantly with the decrease in assets because the liabilities decreased as well. The Company's benefit obligations for the pension plans also saw a decline in value due to higher discount rates at the end of 2022.

At December 31, 2022, the pension plans' accumulated benefit obligations exceeded these plans' assets by approximately $41.6 million. Pretax pension income reflected in the Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020, was $2.3 million, $1.7 million and $684,000, respectively. The Company's pension income is currently projected to be approximately $236,000 in 2023. Funding for the pension plans is actuarially determined. The Company has no minimum funding requirements for its defined benefit pension plans for 2023 due to an additional contribution of $20.0 million in 2019, which created prefunding credits to be used in future periods. There were no minimum required contributions for the years ended December 31, 2022 and 2021 or 2020. For more information on the Company's pension plans, see Item 8 - Note 18.

Capital expenditures

The Company's capital expenditures for 2020 through 2022 and as anticipated for 2023 through 2025 are summarized in the following table.

	Actual (a)				Estimated		
	2020	2021	2022		2023	2024	2025
				(In millions)			
Capital expenditures:							
Electric	$ 115	$ 82	$ 134		$ 112	$ 127	$ 130
Natural gas distribution	193	170	240		224	311	260
Pipeline	62	235	62		145	117	127
Construction materials and contracting (b)	191	418	182		125	183	173
Construction services (b)	84	29	36		38	34	34
Other	3	2	3		3	4	4
Total capital expenditures	$ 648	$ 936	$ 657		$ 647	$ 776	$ 728

(a) Capital expenditures for 2022, 2021 and 2020 include noncash transactions such as capital expenditure-related accounts payable, the issuance of the Company's equity securities in connection with an acquisition, AFUDC and accrual of holdback payments in connection with acquisitions totaling $1.7 million, $38.7 million and $(15.7) million, respectively.
(b) Capital expenditures for both the construction materials and contracting and construction services segments are subject to change with the announced strategic initiatives.

The 2022 capital expenditures were funded by internal sources, equity issuance, long-term debt issuances and borrowings under credit facilities and issuance of commercial paper of the Company's subsidiaries. The Company has included in the estimated capital expenditures for 2023 through 2025 the development and construction of a renewable natural gas facility at the Deschutes County Landfill near Bend, Oregon, at the natural gas distribution segment; construction of Heskett Unit 4 at the electric segment; and the Wahpeton Expansion and additional growth projects at the pipeline segment, as previously discussed in Business Segment Financial and Operating Data.

Estimated capital expenditures for the years 2023 through 2025 include those for:
- System upgrades
- Routine replacements
- Service extensions
- Routine equipment maintenance and replacements
- Buildings, land and building improvements
- Pipeline and natural gas storage projects
- Power generation and transmission opportunities
- Environmental upgrades, including:
  ◦ The investigation of a manufactured gas plant site
  ◦ The closure of coal ash management units
  ◦ Upgrades to maintain air emissions compliance at electric generating stations
- Other growth opportunities

The Company continues to evaluate potential future acquisitions and other growth opportunities that would be incremental to the outlined capital program; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. The Company continuously monitors its capital expenditures for project delays and changes in economic viability and adjusts as necessary. It is anticipated that all of the funds required for capital expenditures for the years 2023 through 2025 will be funded by various sources, including internally generated funds; credit facilities and commercial paper of the Company's subsidiaries, as described later; and issuance of debt and equity securities if necessary.

Capital resources

The Company requires significant cash to support and grow its businesses. The primary sources of cash other than cash generated from operating activities are cash from revolving credit facilities, the issuance of long-term debt and the sale of equity securities.

Debt resources

Certain debt instruments of the Company's subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, the subsidiary companies must be in compliance with the applicable covenants and certain other conditions, all of which the subsidiaries, as applicable, were in compliance with at December 31, 2022. In the event the subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. As of December 31, 2022, the Company had investment grade credit ratings at all entities issuing debt. For more information on the covenants, certain other conditions and cross-default provisions, see Item 8 - Note 9.

The following table summarizes the outstanding revolving credit facilities of the Company's subsidiaries at December 31, 2022:

Company	Facility	Facility Limit		Amount Outstanding	Letters of Credit		Expiration Date
		(In millions)					
Montana-Dakota Utilities Co.	Commercial paper/Revolving credit agreement (a)	$ 175.0	$	117.5 $	—		12/19/24
Cascade Natural Gas Corporation	Revolving credit agreement	$ 100.0 (b)	$	44.4 $	2.2 (c)		11/30/27
Intermountain Gas Company	Revolving credit agreement	$ 100.0 (d)	$	85.6 $	—		10/13/27
Centennial Energy Holdings, Inc.	Commercial paper/Revolving credit agreement (e)	$ 600.0	$	298.0 $	—		12/19/24

(a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $225.0 million). At December 31, 2022, there were no amounts outstanding under the revolving credit agreement.
(b) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(c) Outstanding letter(s) of credit reduce the amount available under the credit agreement.
(d) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(e) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $700.0 million). At December 31, 2022, there were no amounts outstanding under the revolving credit agreement.

The respective commercial paper programs are supported by revolving credit agreements. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, Montana-Dakota and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements. The commercial paper borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of the Company's subsidiaries.

Total equity as a percent of total capitalization was 54 percent and 55 percent at December 31, 2022 and 2021, respectively. This ratio is calculated as the Company's total equity, divided by the Company's total capital. Total capital is the Company's total debt, including short-term borrowings and long-term debt due within 12 months, plus total equity. Management believes this ratio is an indicator of how the Company is financing its operations, as well as its financial strength.

Montana-Dakota Montana-Dakota's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Historically, downgrades in credit ratings have not limited, nor are currently expected to limit, Montana-Dakota's ability to access the capital markets. If Montana-Dakota were to experience a downgrade of its credit ratings in the future, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings. Prior to the maturity of the credit agreement, Montana-Dakota expects that it will negotiate the extension or replacement of this agreement. If Montana-Dakota is unable to successfully negotiate an extension of, or replacement for, the credit agreement, or if the fees on this facility become too expensive, which Montana-Dakota does not currently anticipate, it would seek alternative funding.

MDU Energy Capital On October 21, 2022, MDU Energy Capital entered into a $11.5 million term loan agreement with a SOFR-based variable interest rate and a maturity date of July 21, 2023. The agreement contains customary covenants and provisions, including a covenant of MDU Energy Capital not to permit, at any time, the ratio of total debt to total capitalization to be greater than 70 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Cascade On November 30, 2022, Cascade amended and restated its revolving credit agreement to extend the maturity date to November 30, 2027. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis

Part II

through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On June 15, 2022, Cascade issued $50.0 million of senior notes under a note purchase agreement with maturity dates ranging from June 15, 2032 to June 15, 2052, at a weighted average interest rate of 4.50 percent. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Intermountain On October 13, 2022, Intermountain amended and restated its revolving credit agreement to increase the borrowing capacity to $100.0 million and extend the maturity date to October 13, 2027. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On June 15, 2022, Intermountain issued $40.0 million of senior notes under a note purchase agreement with maturity dates ranging from June 15, 2052 to June 15, 2062, at a weighted average interest rate of 4.68 percent. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Centennial Centennial's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Historically, downgrades in Centennial's credit ratings have not limited, nor are currently expected to limit, Centennial's ability to access the capital markets. If Centennial were to experience a downgrade of its credit ratings in the future, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings. Prior to the maturity of the Centennial credit agreement, Centennial expects that it will negotiate the extension or replacement of this agreement, which provides credit support to access the capital markets. In the event Centennial is unable to successfully negotiate this agreement, or in the event the fees on this facility become too expensive, which Centennial does not currently anticipate, it would seek alternative funding.

On March 18, 2022, Centennial entered into a $100.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of March 17, 2023. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On March 23, 2022, Centennial issued $150.0 million of senior notes under a note purchase agreement with maturity dates ranging from March 23, 2032 to March 23, 2034, at a weighted average interest rate of 3.71 percent. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of debt to total capitalization to be greater than 60 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On December 19, 2022, Centennial entered into a $135.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of December 18, 2023. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

WBI Energy Transmission On December 22, 2022, WBI Energy Transmission amended its uncommitted note purchase and private shelf agreement to increase capacity to $350.0 million with an expiration date of December 22, 2025. On December 22, 2022, WBI Energy Transmission issued $40.0 million in senior notes under the private shelf agreement with a maturity date of December 22, 2030, at an interest rate of 6.67 percent. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2022, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments.

Equity Resources

The Company currently has a shelf registration statement on file with the SEC, under which the Company may issue and sell any combination of common stock and debt securities. The Company may sell such securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder. For more information on the Company's equity, see Item 8 - Note 12.

In August 2020, the Company amended the Distribution Agreement dated February 22, 2019, with J.P. Morgan Securities LLC and MUFG Securities Americas Inc., as sales agents. This agreement, as amended, allows the offering, issuance and sale of up to 6.4 million shares of the Company's common stock in connection with an "at-the-market" offering. The common stock may be offered for sale, from time to time, in accordance with the terms and conditions of the agreement. As of December 31, 2022, the Company had capacity to issue up to 3.6 million additional shares of common stock under the "at-the-market" offering program. The Company did not issue any shares under the "at-the-market" offering program in 2022. Proceeds from the sale of shares of common stock under the agreement have been and are expected to be used for general corporate purposes, which may include, among other things, working capital, capital expenditures, debt repayment and the financing of acquisitions.

Dividend restrictions

For information on the Company's dividends and dividend restrictions, see Item 8 - Note 12.

Material cash requirements

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 9, 10 and 21. At December 31, 2022, the Company's material cash requirements under these obligations were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(In millions)		
Short-term debt	$ 246.5	$ —	$ —	$ —	$ 246.5
Long-term debt maturities*	78.1	654.7	371.6	1,743.9	2,848.3
Estimated interest payments**	163.0	229.0	182.2	903.7	1,477.9
Operating leases	38.9	46.5	18.5	40.0	143.9
Purchase commitments	712.9	416.2	185.3	676.5	1,990.9
	$ 1,239.4	$ 1,346.4	$ 757.6	$ 3,364.1	$ 6,707.5

* Unamortized debt issuance costs and discount are excluded from the table.
** Represents the estimated interest payments associated with the Company's long-term debt outstanding at December 31, 2022, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2022, the current portion of asset retirement obligations was $4.6 million and was included in other accrued liabilities on the Consolidated Balance Sheets.

Material long-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2022, the Company had total liabilities of $410.5 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 11.

Not reflected in the previous table are $2.0 million in uncertain tax positions at December 31, 2022.

The Company has no minimum funding requirements for its defined benefit pension plans for 2023 due to an additional contribution of $20.0 million in 2019.

The Company's MEPP contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its MEPPs as a result of their funded status. For more information, see Item 1A - Risk Factors and Item 8 - Note 18.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made and changes in the estimates could have a material impact on the Company's financial position or results of operations. The Company's critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies discussed in Item 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates.

Goodwill

The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. For more information on the Company's operating segments, see Item 8 - Note 17. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2022, 2021 and 2020, there were no impairment losses recorded.

At October 31, 2022, the fair value substantially exceeded the carrying value at the Company's reporting units with goodwill, with the exception of the natural gas distribution reporting unit. The Company's annual impairment testing indicated the natural gas distribution reporting unit's fair value is not substantially in excess of its carrying value ("cushion"). Based on the Company's assessment, the estimated fair value of the natural gas distribution reporting unit exceeded its carrying value, which includes $345.7 million of goodwill, by approximately 8 percent as of October 31, 2022. The decrease in the natural gas distribution reporting unit's cushion from the prior year was primarily attributable to the risk adjusted cost of capital increasing from 5.0 percent in 2021 to 6.4 percent 2022, which directly correlates with the treasury rates at the date of the test. The natural gas distribution reporting unit is at risk of future impairment if projected operating results are not met or other inputs into the fair value measurement model change.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about the Company's future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.

The Company uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects the best estimate of the risk adjusted cost of capital at each reporting unit. The risk adjusted cost of capital varies by reporting unit and was in the range of 6 percent to 10 percent in 2022, 5 percent to 9 percent for 2021 and 4 percent to 8 percent for 2020.

Under the market approach, the Company estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, the Company adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. The Company used a 20 percent control premium in 2022 and a 15 percent control premium in 2021 and 2020.

The Company uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with the Company's strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates are developed by management based on industry data, management's knowledge of the industry and management's strategic plans. The long-term growth rate varies by reporting unit. Construction materials and contracting and construction services long-term growth rate was 3 percent in 2022, 2021 and 2020. Natural gas distribution's long-term growth rate has been in the range of 1.5 percent to 3 percent in 2022, 2021 and 2020.

Regulatory accounting

The Company is subject to rate regulation by state public service commissions and/or the FERC. Regulatory assets generally represent incurred or accrued costs that have been deferred and are expected to be recovered in rates charged to customers. Regulatory liabilities generally represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs.

Management continually assesses the likelihood of recovery in future rates of incurred costs and refunds to customers associated with regulatory assets and liabilities. Decisions made by the various regulatory agencies can directly impact the amount and timing of these items. Therefore, expected recovery or refund of these deferred items generally is based on specific ratemaking decisions or precedent for each item. If future recovery of costs is no longer probable, the Company would be required to include those costs in the statement of income or accumulated other comprehensive loss in the period in which it is no longer deemed probable. The Company believes that the accounting subject to rate regulation remains appropriate and its regulatory assets are probable of recovery in current rates or in future rate proceedings. At December 31, 2022 and 2021, the Company's regulatory assets were $494.8 million and $476.5 million, respectively, and regulatory liabilities were $474.9 million and $445.1 million, respectively. At December 31, 2022 and 2021, regulatory assets in recovery were $427.8 million and $367.7 million, respectively, and regulatory assets not in recovery were $67.0 million and $108.8 million, respectively.

Revenue recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires the Company to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the Consolidated Financial Statements depends on, among other things, management's estimates of total costs to complete projects because the Company uses the cost-to-cost measure of progress on construction contracts for revenue recognition.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most contracts, the customer contracts with the Company to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, the Company's contracts are generally accounted for as one performance obligation.

The Company recognizes construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on the Company's results of operations, financial position and cash flows. For the years ended December 31, 2022 and 2021, the Company's total construction contract revenue was $3.8 billion and $3.0 billion, respectively.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

Contracts are often modified to account for changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

The Company's construction contracts generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood of the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

The Company believes its estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. The Company has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that the Company's estimates have changed in the past and will continually change in the future as new information becomes available for each job.

Pension and other postretirement benefits

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions.

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, the rate of compensation increases, actuarially determined mortality data and health care cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions, the mix of investments and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns, as well as changes in general interest rates, may result in increased or decreased pension and other postretirement benefit costs in the future. Management estimates the rate of compensation increase based on long-term assumed wage increases and the health care cost trend rates are determined by historical and future trends.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets, the rate of compensation increase and health care cost trend rates. A 50 basis point change in the assumed discount rate and the expected long-term return on plan assets would have had the following effects at December 31, 2022:

	Pension Benefits		Other Postretirement Benefits	
	50 Basis Point Increase	50 Basis Point Decrease	50 Basis Point Increase	50 Basis Point Decrease
Discount rate	(In millions)			
Projected benefit obligation as of December 31, 2022	$ (13.7)	$ 14.8	$ (2.5)	$ 2.7
Net periodic benefit cost (credit) for 2023	$ —	$ (.1)	$ (.2)	$ .2
Expected long-term return on plan assets				
Net periodic benefit cost (credit) for 2023	$ (1.6)	$ 1.6	$ (.4)	$ .4

A 100 basis point change in the assumed health care cost trend rates would have had the following effects at December 31, 2022:

	100 Basis Point Increase	100 Basis Point Decrease
	(In millions)	
Service and interest cost components for 2023	$ .1	$ (.1)
Postretirement benefit obligation as of December 31, 2022	$ 1.8	$ (1.6)

The Company plans to continue to use its current methodologies to determine plan costs. For more information on the assumptions used in determining plan costs, see Item 8 - Note 18.

Business combinations

The Company accounts for acquisitions on the Consolidated Financial Statements starting from the date of the acquisition, which is the date that control is obtained. The acquisition method of accounting requires acquired assets and liabilities assumed be recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The estimation of fair values of acquired assets and liabilities assumed by the Company requires significant judgment and requires various assumptions. Although independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, the appraised values may be based on significant estimates provided by management. The amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can affect the results of operations in the period of and periods subsequent to a business combination.

In determining fair values of acquired assets and liabilities assumed, the Company uses various observable inputs for similar assets or liabilities in active markets and various unobservable inputs, which includes the use of valuation models. Fair values are based on various factors including, but not limited to, age and condition of property, maintenance records, auction values for equipment with similar characteristics, recent sales and listings of comparable properties, data collected from drill holes and other subsurface investigations and geologic data. The Company primarily uses the market and cost approaches in determining the fair value of land and property, plant and equipment. A combination of the market and income approaches are used for aggregate reserves and intangibles, primarily a discounted cash flow model. The Company must develop reasonable and supportable assumptions to evaluate future cash flows. The process is highly subjective and requires a large degree of management judgement. Assumptions used may vary for each specific business combination due to unique circumstances of each transaction. Assumptions may include discount rate, time period, terminal value and growth rate. The values generated from the discounted cash flow model are sensitive to the assumptions used. Inaccurate assumptions can lead to deviations from the values generated.

There is a measurement period after the acquisition date during which the Company may adjust the amounts recognized for a business combination. Any such adjustments are recorded in the period the adjustment is determined with the corresponding offset to goodwill. These adjustments are typically based on obtaining additional information that existed at the acquisition date regarding the assets acquired and the liabilities assumed. The measurement period ends once the Company has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of the acquisition. Once the measurement period has ended, any adjustments to assets acquired or liabilities assumed are recorded in income from continuing operations.

Income taxes

The Company is required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate the Company's obligation to taxing authorities. These tax obligations include income, real estate, franchise and sales/use taxes. Judgments related to income taxes require the recognition in the Company's financial statements that a tax position is more-likely-than-not to be sustained on audit.

Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states.

The Company assesses the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of market fluctuations associated with commodity prices and interest rates. The Company has policies and procedures to assist in controlling these market risks and from time to time has utilized derivatives to manage a portion of its risk.

Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures, including acquisitions, and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by attempting to take advantage of favorable market conditions when timing the placement of long-term financing. The Company from time to time has utilized interest rate swap agreements to manage a portion of the Company's interest rate risk and may take advantage of such agreements in the future to minimize such risk. For additional information on the Company's long-term debt, see Item 8 - Notes 8 and 9. At December 31, 2022 and 2021, the Company had no outstanding interest rate hedges.

The following table shows the amount of long-term debt, which excludes unamortized debt issuance costs and discount, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2022.

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$ 78.1	$ 61.4	$ 177.8	$ 140.8	$ 100.8	$ 1,743.9	$ 2,302.8	$ 1,930.7
Weighted average interest rate	3.7 %	4.2 %	4.0 %	5.7 %	5.5 %	4.3 %	4.4 %	
Variable rate	$ —	$ 415.5	$ —	$ —	$ 130.0	$ —	$ 545.5	$ 545.5
Weighted average interest rate	— %	5.1 %	— %	— %	6.3 %	— %	5.4 %	

Commodity price risk

The Company enters into commodity price derivative contracts to minimize the price volatility associated with natural gas costs for its customers at its natural gas distribution segment. At December 31, 2022 and 2021, these contracts were not material. For more information on the Company's derivatives, see Item 8 - Note 2.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*.

Based on our evaluation under the framework in *Internal Control-Integrated Framework (2013)*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.



David L. Goodin
President and Chief Executive Officer

Jason L. Vollmer
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MDU Resources Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 and December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers-Construction Contract Revenue-Refer to Notes 2 and 3 to the financial statements
Critical Audit Matter Description
The Company recognizes construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer, which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, contract costs, and contract profits. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for the performance obligation. For the year ended December 31, 2022, the Company recognized $3.8 billion of construction contract revenue.

Given the judgments necessary to estimate total costs and profit for the performance obligations used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management's estimates of total costs and profit for the performance obligations used to recognize revenue for construction contracts included the following, among others:

- We tested the design and operating effectiveness of management's controls over construction contract revenue, including those over management's estimation of total costs and profit for the performance obligations.

- We developed an expectation of the amount of construction contract revenues for certain performance obligations based on prior year markups, and taking into account current year events, applied to the construction contract costs in the current year and compared our expectation to the amount of construction contract revenues recorded by management.
- We selected a sample of construction contracts and performed the following:
  - Evaluated whether the contracts were properly included in management's calculation of construction contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.
  - Observed the work sites and inspecting the progress to completion for certain construction contracts.
  - Compared the transaction prices, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.
  - Evaluated management's identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.
  - Tested the accuracy and completeness of the costs incurred to date for the performance obligation.
  - Evaluated the estimates of total cost and profit for the performance obligation by:
    - Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management's estimated costs at completion.
    - Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.
    - Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.
  - Tested the mathematical accuracy of management's calculation of construction contract revenue for the performance obligation.
- We evaluated management's ability to estimate total costs and profits accurately by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

Regulatory Matters-Impact of Rate Regulation on the Financial Statements-Refer to Notes 2 and 20 to the financial statements
Critical Audit Matter Description
Through the Company's regulated utility businesses, it provides electric and natural gas services to customers, and generates, transmits, and distributes electricity. The Company is subject to rate regulation by federal and state utility regulatory agencies (collectively, the "Commissions"), which have jurisdiction with respect to the rates of electric and natural gas distribution companies in states where the Company operates. The Company's regulated utility businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery, refund or future rate reduction of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues; operation and maintenance expense; depreciation expense; and income taxes.

Rates are determined and approved in regulatory proceedings based on an analysis of the Company's costs to provide utility service and a return on the Company's investment in the regulated utility businesses. Regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered by rates. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Decisions to be made by the Commissions in the future will impact the accounting for regulated operations.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments requires specialized knowledge of accounting for rate regulation due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others:

- We tested the design and operating effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets; and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We tested management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.
- We read relevant regulatory orders issued by the Commissions for the Company and other public utilities in the Company's significant jurisdictions, procedural memorandums, filings made by the Company or interveners, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances. We evaluated the external information and compared to management's recorded regulatory asset and liability balances for completeness, and for any evidence that might contradict management's assertions.
- We obtained an analysis from management regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery, or a future reduction in rates.
- We inspected minutes of the board of directors to identify any evidence that may contradict management's assertions regarding probability of recovery or refunds. We also inquired of management regarding current year rate filings and new regulatory assets or liabilities.

Goodwill – Natural Gas Distribution Reporting Unit – Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company determines the fair value of its reporting units using the discounted cash flow model and the market approach. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future cash flows, earnings before interest, taxes, depreciation, and amortization (EBITDA), long-term growth rates, and discount rates. Changes in these assumptions could have a significant impact on either the fair value or the amount of any goodwill impairment charge. The goodwill balance was $764 million as of December 31, 2022, of which $346 million was allocated to the Natural Gas Distribution Reporting Unit ("Natural Gas Distribution"). The fair value of Natural Gas Distribution exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill for Natural Gas Distribution as a critical audit matter because of the significant judgments made by management to estimate the fair value and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future cash flows, EBITDA and selection of the discount rate and long-term growth rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future cash flows, EBITDA, the discount rate, and the long-term growth rate, used by management to estimate the fair value of Natural Gas Distribution included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of Natural Gas Distribution, such as controls related to management's forecasts of future cash flows, EBITDA and selection of the discount rate and long-term growth rate.
- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.
- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in the Company press releases as well as in analyst and industry reports of the Company and companies in its peer group.
- We evaluated the impact of changes in management's forecasts from the October 31, 2022, annual measurement date to December 31, 2022.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, discount rate, and long-term growth rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate and long-term growth rate selected by management.
- With the assistance of our fair value specialists, we evaluated the EBITDA multiples, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiples selected by management to its guideline companies.



Deloitte & Touche LLP

Minneapolis, Minnesota

February 24, 2023

We have served as the Company's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MDU Resources Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 24, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 24, 2023

Consolidated Statements of Income

Years ended December 31,		2022	2021	2020
		(In thousands, except per share amounts)		
Operating revenues:				
Electric, natural gas distribution and regulated pipeline	$	**1,735,759** $	1,390,343 $	1,249,146
Non-regulated pipeline, construction materials and contracting, construction services and other		**5,238,105**	4,290,390	4,283,604
Total operating revenues		**6,973,864**	5,680,733	5,532,750
Operating expenses:				
Operation and maintenance:				
Electric, natural gas distribution and regulated pipeline		**374,708**	366,586	353,184
Non-regulated pipeline, construction materials and contracting, construction services and other		**4,604,149**	3,712,037	3,675,078
Total operation and maintenance		**4,978,857**	4,078,623	4,028,262
Purchased natural gas sold		**757,883**	483,118	390,269
Depreciation, depletion and amortization		**327,826**	299,214	285,100
Taxes, other than income		**243,338**	211,454	217,253
Electric fuel and purchased power		**92,007**	74,105	66,941
Total operating expenses		**6,399,911**	5,146,514	4,987,825
Operating income		**573,953**	534,219	544,925
Other income		**7,379**	26,416	26,711
Interest expense		**119,273**	93,984	96,519
Income before income taxes		**462,059**	466,651	475,117
Income taxes		**94,783**	88,920	84,590
Income from continuing operations		**367,276**	377,731	390,527
Discontinued operations, net of tax		**213**	400	(322)
Net income	$	**367,489** $	378,131 $	390,205
Earnings per share - basic:				
Income from continuing operations	$	**1.81** $	1.87 $	1.95
Discontinued operations, net of tax		**—**	—	—
Earnings per share - basic	$	**1.81** $	1.87 $	1.95
Earnings per share - diluted:				
Income from continuing operations	$	**1.81** $	1.87 $	1.95
Discontinued operations, net of tax		**—**	—	—
Earnings per share - diluted	$	**1.81** $	1.87 $	1.95
Weighted average common shares outstanding - basic		**203,358**	202,076	200,502
Weighted average common shares outstanding - diluted		**203,462**	202,383	200,571

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31,		2022	2021	2020
			(In thousands)	
Net income	$	**367,489** $	378,131 $	390,205
Other comprehensive income (loss):				
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $177, $145 and $145 in 2022, 2021 and 2020, respectively		**413**	446	446
Postretirement liability adjustment:				
Postretirement liability gains (losses) arising during the period, net of tax of $3,965, $1,626 and $(2,606) in 2022, 2021 and 2020, respectively		**12,007**	4,876	(8,395)
Amortization of postretirement liability losses included in net periodic benefit credit, net of tax of $597, $615 and $630 in 2022, 2021 and 2020, respectively		**1,819**	1,870	1,922
Reclassification of postretirement liability adjustment from regulatory asset, net of tax of $(1,086), $— and $— in 2022, 2021 and 2020, respectively		**(3,265)**	—	—
Postretirement liability adjustment		**10,561**	6,746	(6,473)
Net unrealized (loss) gain on available-for-sale investments:				
Net unrealized loss on available-for-sale investments arising during the period, net of tax of $(177), $(67) and $— in 2022, 2021 and 2020, respectively		**(667)**	(252)	(1)
Reclassification adjustment for loss on available-for-sale investments included in net income, net of tax of $31, $36 and $14 in 2022, 2021 and 2020, respectively		**114**	134	52
Net unrealized (loss) gain on available-for-sale investments		**(553)**	(118)	51
Other comprehensive income (loss)		**10,421**	7,074	(5,976)
Comprehensive income attributable to common stockholders	$	**377,910** $	385,205 $	384,229

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,		**2022**	2021
Assets		(In thousands, except shares and per share amounts)	
Current assets:			
Cash and cash equivalents	$	**80,517** $	54,161
Receivables, net		**1,305,642**	946,741
Inventories		**387,525**	335,609
Current regulatory assets		**165,092**	118,691
Prepayments and other current assets		**72,972**	95,741
Total current assets		**2,011,748**	1,550,943
Noncurrent assets:			
Property, plant and equipment		**9,364,038**	8,972,849
Less accumulated depreciation, depletion and amortization		**3,272,493**	3,216,461
Net property, plant and equipment		**6,091,545**	5,756,388
Goodwill		**763,500**	765,386
Other intangible assets, net		**17,532**	22,578
Regulatory assets		**329,659**	357,851
Investments		**161,913**	175,476
Operating lease right-of-use assets		**119,375**	124,138
Other		**165,509**	157,675
Total noncurrent assets		**7,649,033**	7,359,492
Total assets	$	**9,660,781** $	8,910,435
Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term borrowings	$	**246,500** $	—
Long-term debt due within one year		**78,031**	148,053
Accounts payable		**657,168**	478,933
Taxes payable		**70,810**	80,372
Dividends payable		**45,245**	44,229
Accrued compensation		**88,662**	81,904
Operating lease liabilities due within one year		**34,516**	35,368
Regulatory liabilities due within one year		**26,440**	16,303
Other accrued liabilities		**232,231**	207,078
Total current liabilities		**1,479,603**	1,092,240
Noncurrent liabilities:			
Long-term debt		**2,763,394**	2,593,847
Deferred income taxes		**631,303**	591,962
Asset retirement obligations		**405,885**	458,061
Regulatory liabilities		**448,454**	428,790
Operating lease liabilities		**85,534**	89,253
Other		**259,479**	273,408
Total noncurrent liabilities		**4,594,049**	4,435,321
Commitments and contingencies			
Stockholders' equity:			
Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 204,162,814 at December 31, 2022 and 203,889,661 at December 31, 2021		**204,163**	203,889
Other paid-in capital		**1,466,037**	1,461,205
Retained earnings		**1,951,138**	1,762,410
Accumulated other comprehensive loss		**(30,583)**	(41,004)
Treasury stock at cost - 538,921 shares		**(3,626)**	(3,626)
Total stockholders' equity		**3,587,129**	3,382,874
Total liabilities and stockholders' equity	$	**9,660,781** $	8,910,435

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity

Years ended December 31, 2022, 2021 and 2020

	Common Stock		Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
				(In thousands, except shares)				
At December 31, 2019	200,922,790	$200,923	$1,355,404	$1,336,647	$(42,102)	(538,921)	$(3,626)	$2,847,246
Net income	—	—	—	390,205	—	—	—	390,205
Other comprehensive loss	—	—	—	—	(5,976)	—	—	(5,976)
Dividends declared on common stock	—	—	—	(168,489)	—	—	—	(168,489)
Employee stock-based compensation	—	—	13,096	—	—	—	—	13,096
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	26,406	26	(388)	—	—	—	—	(362)
Issuance of common stock	112,002	112	3,273	—	—	—	—	3,385
At December 31, 2020	201,061,198	201,061	1,371,385	1,558,363	(48,078)	(538,921)	(3,626)	3,079,105
Net Income	—	—	—	378,131	—	—	—	378,131
Other comprehensive income	—	—	—	—	7,074	—	—	7,074
Dividends declared on common stock	—	—	—	(174,084)	—	—	—	(174,084)
Employee stock-based compensation	—	—	14,709	—	—	—	—	14,709
Repurchase of common stock	—	—	—	—	—	(392,294)	(6,701)	(6,701)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(10,828)	—	—	392,294	6,701	(4,127)
Issuance of common stock	2,828,463	2,828	85,939	—	—	—	—	88,767
At December 31, 2021	203,889,661	203,889	1,461,205	1,762,410	(41,004)	(538,921)	(3,626)	3,382,874
Net income	—	—	—	367,489	—	—	—	367,489
Other comprehensive income	—	—	—	—	10,421	—	—	10,421
Dividends declared on common stock	—	—	—	(178,761)	—	—	—	(178,761)
Employee stock-based compensation	—	—	10,254	—	—	—	—	10,254
Repurchase of common stock	—	—	—	—	—	(266,821)	(7,399)	(7,399)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(12,303)	—	—	266,821	7,399	(4,904)
Issuance of common stock	273,153	274	6,881	—	—	—	—	7,155
At December 31, 2022	**204,162,814**	**$204,163**	**$1,466,037**	**$1,951,138**	**$(30,583)**	**(538,921)**	**$(3,626)**	**$3,587,129**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,	2022	2021	2020
		(In thousands)	
Operating activities:			
Net income	$ 367,489 $	378,131 $	390,205
Income (loss) from discontinued operations, net of tax	213	400	(322)
Income from continuing operations	367,276	377,731	390,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	327,826	299,214	285,100
Deferred income taxes	23,326	60,250	(1,801)
Provision for credit losses	6,133	1,085	10,576
Amortization of debt issuance costs	1,461	1,333	2,162
Employee stock-based compensation costs	10,254	14,709	13,096
Pension and postretirement benefit plan net periodic benefit credit	(6,018)	(4,900)	(3,001)
Unrealized losses (gains) on investments	12,732	(7,728)	(14,563)
Gains on sales of assets	(20,723)	(13,056)	(15,350)
Changes in current assets and liabilities, net of acquisitions:			
Receivables	(363,314)	(60,024)	(2,780)
Inventories	(46,588)	(42,302)	(7,221)
Other current assets	(9,360)	(71,964)	31,601
Accounts payable	186,285	15,247	15,955
Other current liabilities	27,011	(17,650)	35,591
Pension and postretirement benefit plan contributions	(507)	(476)	(434)
Other noncurrent changes	(5,944)	(55,367)	30,291
Net cash provided by continuing operations	509,850	496,102	769,749
Net cash provided by (used in) discontinued operations	214	(325)	(1,375)
Net cash provided by operating activities	510,064	495,777	768,374
Investing activities:			
Capital expenditures	(656,588)	(659,425)	(558,007)
Acquisitions, net of cash acquired	1,745	(237,718)	(105,979)
Net proceeds from sale or disposition of property and other	22,439	15,238	35,557
Investments	(6,477)	(3,973)	(1,814)
Net cash used in investing activities	(638,881)	(885,878)	(630,243)
Financing activities:			
Issuance of short-term borrowings	246,500	50,000	75,000
Repayment of short-term borrowings	—	(100,000)	(25,000)
Issuance of long-term debt	361,650	554,027	117,450
Repayment of long-term debt	(261,674)	(24,979)	(148,634)
Debt issuance costs	(1,936)	(918)	(477)
Proceeds from issuance of common stock	(149)	88,767	3,385
Dividends paid	(176,915)	(171,354)	(166,405)
Repurchase of common stock	(7,399)	(6,701)	—
Tax withholding on stock-based compensation	(4,904)	(4,127)	(362)
Net cash provided by (used in) financing activities	155,173	384,715	(145,043)
Increase (decrease) in cash and cash equivalents	26,356	(5,386)	(6,912)
Cash and cash equivalents - beginning of year	54,161	59,547	66,459
Cash and cash equivalents - end of year	$ 80,517 $	54,161 $	59,547

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation

The abbreviations and acronyms used throughout are defined following the Notes to Consolidated Financial Statements. The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, pipeline, construction materials and contracting, construction services and other. The electric and natural gas distribution businesses, as well as a portion of the pipeline business, are regulated. Construction materials and contracting, construction services and the other businesses, as well as a portion of the pipeline business, are non-regulated. For further descriptions of the Company's businesses, see Note 17.

On August 4, 2022, the Company announced its board of directors unanimously approved a plan to pursue the separation of Knife River from the Company. The separation is planned as a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes. As the next step of the Company's strategic planning, on November 3, 2022, the Company announced its intention to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction materials, and to achieve this future structure, the board authorized management to commence a strategic review process of MDU Construction Services.

Discontinued operations include the supporting activities of Fidelity and the assets and liabilities of the Company's discontinued operations have been classified as held for sale and are included in prepayments and other current assets, noncurrent assets - other and other accrued liabilities on the Consolidated Balance Sheets and are not material to the financial statements for any period presented. The results and supporting activities are shown in income (loss) from discontinued operations on the Consolidated Statements of Income. Unless otherwise indicated, the amounts presented in the accompanying notes to the consolidated financial statements relate to the Company's continuing operations.

Management has also evaluated the impact of events occurring after December 31, 2022, up to the date of issuance of these consolidated financial statements on February 24, 2023, that would require recognition or disclosure in the financial statements.

Principles of consolidation

The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation, except for certain transactions related to the Company's regulated operations in accordance with GAAP. For more information on intercompany revenues, see Note 17.

The statements also include the Company's ownership interests in the assets, liabilities and expenses of jointly owned electric transmission and generating facilities. See Note 19 for additional information.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; aggregate reserves; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; regulatory assets expected to be recovered in rates charged to customers; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Note 2 - Significant Accounting Policies

New accounting standards

The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and or disclosures:

Standard	Description	Effective date	Impact on financial statements/disclosures
Recently adopted accounting standards			
ASU 2021-10 - Government Assistance	In November 2021, the FASB issued guidance on modifying the disclosure requirements to increase the transparency of government assistance including disclosure of the types of assistance, an entity's accounting for the assistance and the effect of the assistance on an entity's financial statements.	January 1, 2022	The Company determined the guidance did not have a material impact on its disclosures for the year ended December 31, 2022.
ASU 2020-04 - Reference Rate Reform	In March 2020, the FASB issued optional guidance to ease the facilitation of the effects of reference rate reform on financial reporting. The guidance applies to certain contract modifications, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Beginning January 1, 2022, LIBOR or other discontinued reference rates cannot be applied to new contracts. New contracts will incorporate a new reference rate, which includes SOFR. LIBOR or other discontinued reference rates cannot be applied to contract modifications or hedging relationships entered into or evaluated after December 31, 2022. Existing contracts referencing LIBOR or other reference rates expected to be discontinued must identify a replacement rate by June 30, 2023.	Effective as of March 12, 2020 through December 31, 2022	For more information, see ASU 2022-06 - Reference Rate Reform: Deferral of Sunset Date in recently issued accounting standards not yet adopted.
Recently issued accounting standards not yet adopted			
ASU 2022-06 - Reference Rate Reform: Deferral of Sunset Date	In December 2022, the FASB included a sunset provision within ASC 848 based on expectations of when LIBOR would cease being published. At the time ASU 2020-04 was issued, the UK Financial Conduct Authority had established its intent to cease overnight tenors of LIBOR after December 31, 2021. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of the overnight tenors of LIBOR would be June 30, 2023 which is beyond the current sunset date of ASC 848. The amendments in this Update defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848.	December 31, 2024	The Company has updated its credit agreements to include language regarding the successor or alternate rate to LIBOR, and a review of other contracts and agreements is on-going. The Company does not expect the guidance to have a material impact on its results of operations, financial position, cash flows or disclosures.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

The electric and natural gas distribution segments generate revenue from the sales of electric and natural gas products and services, which includes retail and transportation services. These segments establish a customer's retail or transportation service account based on the customer's application/contract for service, which indicates approval of a contract for service. The contract identifies an obligation to provide service in exchange for delivering or standing ready to deliver the identified commodity; and the customer is obligated to pay for the service as provided in the applicable tariff. The product sales are based on a fixed rate that includes a base and per-unit rate, which are included in approved tariffs as determined by state or federal regulatory agencies. The quantity of the commodity consumed or transported determines the total per-unit revenue. The service provided, along with the product consumed or transported, are a single performance obligation because both are required in combination to successfully transfer the contracted product or service to the customer. Revenues are recognized over time as customers receive and consume the products and services. The method of measuring progress toward the completion of the single performance obligation is on a per-unit output method basis, with revenue recognized based on the direct measurement of the value to the customer of the goods or services transferred to date. For contracts governed by the Company's utility tariffs, amounts are billed monthly with the amount due between 15 and 22 days of receipt of the invoice depending on the applicable state's tariff. For other contracts not governed by tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations.

The pipeline segment generates revenue from providing natural gas transportation and underground storage services, as well as other energy-related services to both third parties and internal customers, largely the natural gas distribution segment. The pipeline segment establishes a contract with a customer based upon the customer's request for firm or interruptible natural gas transportation or storage service(s). The contract identifies an obligation for the segment to provide the requested service(s) in exchange for consideration from the customer over a specified term. Depending on the type of service(s) requested and contracted, the service provided may include transporting or storing an identified quantity of natural gas and/or standing ready to deliver or store an identified quantity of natural gas. Natural gas transportation and storage revenues are based on fixed rates, which may include reservation fees and/or per-unit commodity rates. The services provided by the segment are generally treated as single performance obligations satisfied over time simultaneous to when the service is provided and revenue is recognized. Rates for the segment's regulated services are based on its FERC approved tariff or customer negotiated rates, and rates for its non-regulated services are negotiated with its customers and set forth in the contract. For contracts governed by the company's tariff, amounts are billed on or before the ninth business day of the following month and the amount is due within 12 days of receipt of the invoice. For other contracts not governed by the tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations.

The construction materials and contracting segment generates revenue from contracting services and construction materials sales. This segment focuses on the vertical integration of its contracting services with its construction materials to support the aggregate-based product lines. This segment provides contracting services to a customer when a contract has been signed by both the customer and a representative of the segment obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services this segment provides generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The transaction price includes the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the following constraint. The nature of this segment's contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. Contract revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project. This is the preferred method of measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. The percentage of completion is determined on a performance obligation basis. This segment also sells construction materials to third parties and internal customers. The contract for material sales is the use of a sales order or an invoice, which includes the pricing and payment terms. All material contracts contain a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.

The construction services segment generates revenue from specialty contracting services which also includes the sale of construction equipment and other supplies. This segment provides specialty contracting services to a customer when a contract has been signed by both the customer and a representative of the segment obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services this segment provides generally includes multiple promised goods and services in a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The transaction price includes the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the following constraint. The nature of the segment's contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. Contract revenue is recognized over time using the input method based on the measurement of progress on a project. This is the preferred method of measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This segment also sells construction equipment and other supplies to third parties and internal customers. The contract for these sales is the use of a sales order or invoice, which includes the pricing and payment terms. All such contracts include a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.

The Company recognizes all other revenues when services are rendered or goods are delivered.

Legal costs

The Company expenses external legal fees as they are incurred.

Business combinations

For all business combinations, the Company preliminarily allocates the purchase price of the acquisitions to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition dates and are considered provisional until final fair values are determined or the measurement period has passed. The Company expects to record adjustments as it accumulates the information needed to estimate the fair value of assets acquired and liabilities assumed, including working capital balances, estimated fair value of identifiable intangible assets, property, plant and equipment, total consideration and goodwill. The excess of the purchase price over the aggregate fair values is recorded as goodwill. The Company calculated the fair value of the assets acquired in 2022 and 2021 using a market or cost approach (or a combination of both). Fair values for some of the assets were determined based on Level 3 inputs including estimated future cash flows, discount rates, growth rates, sales projections, retention rates and terminal values, all of which require significant management judgment and are susceptible to change. The discount rate used in calculating the fair value of common stock issued in a business combination is determined by using a Black-Scholes-Merton model. The model uses Level 2 inputs including risk-free interest rate, volatility range and dividend yield. The final fair value of the net assets acquired may result in adjustments to the assets and liabilities, including goodwill, and will be made as soon as practical, but no later than 12 months from the respective acquisition dates. Any subsequent measurement period adjustments are not expected to have a material impact on the Company's results of operations.

Receivables and allowance for expected credit losses

Receivables consist primarily of trade and contracting services receivables from the sale of goods and services net of expected credit losses. The Company's trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $45.6 million and $44.8 million at December 31, 2022 and 2021, respectively.

The Company's expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses at each of its reportable business segments. Risk characteristics used by the business segments may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.

Details of the Company's expected credit losses were as follows:

	Electric	Natural gas distribution	Pipeline	Construction materials and contracting	Construction services	Total
			(In thousands)			
At December 31, 2020	$ 899 $	2,571 $	2 $	6,164 $	5,722 $	15,358
Current expected credit loss provision*	1,099	2,188	—	68	(2,250)	1,105
Less write-offs charged against the allowance	2,139	4,072	—	826	1,032	8,069
Credit loss recoveries collected	410	819	—	—	93	1,322
At December 31, 2021	269	1,506	2	5,406	2,533	9,716
Current expected credit loss provision	1,325	4,084	—	538	186	6,133
Less write-offs charged against the allowance	1,625	4,913	—	467	625	7,630
Credit loss recoveries collected	406	938	—	—	68	1,412
At December 31, 2022	$ 375 $	1,615 $	2 $	5,477 $	2,162 $	9,631

* Includes impacts from businesses acquired.

Receivables also consist of accrued unbilled revenue representing revenues recognized in excess of amounts billed. Accrued unbilled revenue at MDU Energy Capital was $181.8 million and $144.9 million at December 31, 2022 and 2021, respectively.

Amounts representing balances billed but not paid by customers under retainage provisions in contracts at December 31 were as follows:

	2022	2021
	(In thousands)	
Short-term retainage*	$ 120,333 $	70,600
Long-term retainage**	19,511	10,742
Total retainage	$ 139,844 $	81,342

* Expected to be paid within 12 months or less and included in receivables, net.
** Included in noncurrent assets - other.

Inventories and natural gas in storage

Natural gas in storage for the Company's regulated operations is generally valued at lower of cost or market using the last-in, first-out method or lower of cost or net realizable value using the average cost or first-in, first-out method. The majority of all other inventories are valued at the lower of cost or net realizable value using the average cost method. Inventories include production costs incurred as part of the Company's aggregate mining activities. These inventoriable production costs include all mining and processing costs associated with the production of aggregates. Stripping costs incurred during the production phase, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventoriable production costs. The portion of the cost of natural gas in storage expected to be used within 12 months was included in inventories. Inventories at December 31 consisted of:

	2022	2021
	(In thousands)	
Aggregates held for resale	$ 199,110 $	184,363
Asphalt oil	68,609	57,002
Materials and supplies	40,056	30,629
Merchandise for resale	40,296	28,501
Natural gas in storage (current)	22,533	18,867
Other	16,921	16,247
Total	$ 387,525 $	335,609

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in noncurrent assets - other and was $47.5 million at both December 31, 2022 and 2021.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. Aggregate mining development costs are capitalized and classified as land improvements and depreciated over the lower of the estimated life of the reserves or the life of the associated improvement. The Company begins capitalizing development costs at a point when reserves are determined to be proven or probable and economically mineable. Capitalization of these costs cease when production commences. The cost of acquiring reserves in connection with a business combination are valued at fair value. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, the resulting gains or losses are recognized as a component of income.

The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain contracting services projects associated with its other operations. The amount of AFUDC for the years ended December 31 was as follows:

	2022	2021	2020
	(In thousands)		
AFUDC - borrowed	$ 2,236	$ 2,833	$ 2,640
AFUDC - equity	$ 2,165	$ 6,961	$ 1,270

Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets, except for depletable aggregate reserves, which are depleted based on the units-of-production method. The Company uses proven and probable aggregate reserves as the denominator in its units-of production calculation. Exploration costs are expensed as incurred in operation and maintenance expense and production costs are either expensed or capitalized to inventory.

The Company collects removal costs for certain plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities on the Consolidated Balance Sheets.

Impairment of long-lived assets, excluding goodwill

The Company reviews the carrying values of its long-lived assets, including mining and related assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. The impairments are recorded in operation and maintenance expense on the Consolidated Statements of Income.

No impairment losses were recorded in 2022, 2021 or 2020. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Regulatory assets and liabilities

The Company's regulated businesses are subject to various state and federal agency regulations. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the FERC as well as the provisions of ASC 980 - *Regulated Operations.* These accounting policies differ in some respects from those used by the Company's non-regulated businesses.

The Company's regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively. The Company records regulatory assets or liabilities at the time the Company determines the amounts to be recoverable in current or future rates. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commission. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals.

Natural gas costs recoverable or refundable through rate adjustments

Under the terms of certain orders of the applicable state public service commissions, the Company is deferring natural gas commodity, transportation and storage costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments. Natural gas costs refundable through rate adjustments were $1.0 million and $6.7 million at December 31, 2022 and 2021, respectively, which were included in regulatory liabilities due within one year on the Consolidated Balance Sheets. Natural gas costs recoverable through rate adjustments were $141.3 million and $91.6 million at December 31, 2022 and 2021, respectively, which were included in current regulatory assets and noncurrent assets - regulatory assets on the Consolidated Balance Sheets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. For more information on the Company's operating segments, see Note 17. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2022, 2021 and 2020, there were no impairment losses recorded.

Investments

The Company's investments include the cash surrender value of life insurance policies, insurance contracts, mortgage-backed securities and U.S. Treasury securities. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. The Company has not elected the fair value option for its mortgage-backed securities and U.S. Treasury securities and, as a result, the unrealized gains and losses on these investments are recorded in accumulated other comprehensive loss. For more information, see Notes 8 and 18.

Government Assistance

The Company accounts for government assistance received for capital projects by reducing the cost of the project by the amount of assistance received. The Company records government assistance received as taxable income and writes-up the tax basis of the asset to include the amount of the assistance received.

Government assistance received for the years ended December 31, 2022, 2021 and 2020, was immaterial.

Variable interest entities

The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary. GAAP provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements.

A VIE should be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated.

The Company's evaluation of whether it qualifies as the primary beneficiary of a VIE involves significant judgments, estimates and assumptions and includes a qualitative analysis of the activities that most significantly impact the VIE's economic performance and whether the Company has the power to direct those activities, the design of the entity, the rights of the parties and the purpose of the arrangement.

Joint ventures

The Company accounts for unconsolidated joint ventures using either the equity method or proportionate consolidation. The Company currently holds interests between 25 percent and 50 percent in joint ventures formed primarily for the purpose of pooling resources on construction contracts. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture which are construction-related. For those joint ventures accounted for under proportionate consolidation, only the Company's pro rata share of assets, liabilities, revenues and expenses are included in the Company's balance sheet and results of operations.

For those joint ventures accounted for using proportionate consolidation, the Company recorded in its Consolidated Statements of Income $14.8 million, $14.7 million, and $69.7 million of revenue for the years ended December 31, 2022, 2021 and 2020, respectively, and $3.0 million, $4.7 million and $20.6 million of operating income for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, the Company had interest in assets from these joint ventures of $2.4 million and $14.3 million, respectively.

For those joint ventures accounted for under the equity method, the Company's investment balances for the joint venture is included in Investments in the Consolidated Balance Sheets and the Company's pro rata share of net income is included in Other income in the Consolidated Statements of Income. The Company's investments in equity method joint ventures were a net asset of $1.3 million for both December 31, 2022 and 2021, respectively. In 2022, 2021 and 2020, the Company recognized income (loss) from equity method joint ventures of $5.4 million, $892,000 and $(32,000), respectively.

Derivative instruments

The Company enters into commodity price derivative contracts in order to minimize the price volatility associated with customer natural gas costs at its natural gas distribution segment. These derivatives are not designated as hedging instruments and are recorded in the Consolidated Balance Sheets at fair value. Changes in the fair value of these derivatives along with any contract settlements are recorded each period in regulatory assets or liabilities in accordance with regulatory accounting. The Company does not enter into any derivatives for trading or other speculative purposes.

During 2022, the Company did not enter into any commodity price derivative contracts. During 2021, the Company entered into commodity price derivative contracts securing the purchase of 450,000 MMBtu of natural gas.

Leases

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue.

The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company's borrowing rates, as of the commencement date of the contract.

Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss at its non-regulated operations or incurs a regulatory asset or liability at its regulated operations.

Stock-based compensation

The Company determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognizes compensation expense related to performance awards that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense is adjusted based upon the determination of the potential achievement of the performance target at each reporting date. The Company recognizes compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period.

The Company records the compensation expense for performance share awards using an estimated forfeiture rate. The estimated forfeiture rate is calculated based on an average of actual historical forfeitures. The Company also performs an analysis of any known factors at the time of the calculation to identify any necessary adjustments to the average historical forfeiture rate. At the time actual forfeitures become more than estimated forfeitures, the Company records compensation expense using actual forfeitures.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of nonvested performance share awards and restricted stock units. Common stock outstanding includes issued shares less shares held in treasury. Net income was the same for both the basic and diluted earnings per share calculations. A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculations follows:

	2022	2021	2020
	(In thousands)		
Weighted average common shares outstanding - basic	203,358	202,076	200,502
Effect of dilutive performance share awards	104	307	69
Weighted average common shares outstanding - diluted	203,462	202,383	200,571
Shares excluded from the calculation of diluted earnings per share	14	—	164

Income taxes

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as regulatory liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

Note 3 - Revenue from Contracts with Customers

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

As part of the adoption of ASC 606 - *Revenue from Contracts with Customers*, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less.

Disaggregation

In the following table, revenue is disaggregated by the type of customer or service provided. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The table also includes a reconciliation of the disaggregated revenue by reportable segments. For more information on the Company's business segments, see Note 17.

Year ended December 31, 2022	Electric	Natural gas distribution	Pipeline	Construction materials and contracting	Construction services	Other	Total
				(In thousands)			
Residential utility sales	$ 138,634	$ 718,191	$ —	$ —	$ —	$ —	$ 856,825
Commercial utility sales	146,182	453,802	—	—	—	—	599,984
Industrial utility sales	43,766	41,710	—	—	—	—	85,476
Other utility sales	7,597	—	—	—	—	—	7,597
Natural gas transportation	—	48,886	129,290	—	—	—	178,176
Natural gas storage	—	—	14,583	—	—	—	14,583
Contracting services	—	—	—	1,187,721	—	—	1,187,721
Construction materials	—	—	—	1,940,890	—	—	1,940,890
Internal sales	—	—	—	(593,882)	—	—	(593,882)
Electrical & mechanical specialty contracting	—	—	—	—	1,988,729	—	1,988,729
Transmission & distribution specialty contracting	—	—	—	—	662,705	—	662,705
Other	45,608	13,617	11,450	—	436	17,605	88,716
Intersegment eliminations	(494)	(555)	(59,012)	(1,016)	(5,494)	(17,605)	(84,176)
Revenues from contracts with customers	381,293	1,275,651	96,311	2,533,713	2,646,376	—	6,933,344
Other revenues	(4,714)	(2,402)	256	—	47,380	—	40,520
Total external operating revenues	$ 376,579	$ 1,273,249	$ 96,567	$ 2,533,713	$ 2,693,756	$ —	$ 6,973,864

Year ended December 31, 2021	Electric	Natural gas distribution	Pipeline	Construction materials and contracting	Construction services	Other	Total
				(In thousands)			
Residential utility sales	$ 126,841	$ 544,721	$ —	$ —	$ —	$ —	$ 671,562
Commercial utility sales	137,556	328,285	—	—	—	—	465,841
Industrial utility sales	41,757	30,964	—	—	—	—	72,721
Other utility sales	7,051	—	—	—	—	—	7,051
Natural gas transportation	—	48,408	114,001	—	—	—	162,409
Natural gas storage	—	—	14,680	—	—	—	14,680
Contracting services	—	—	—	1,017,471	—	—	1,017,471
Construction materials	—	—	—	1,712,503	—	—	1,712,503
Internal sales	—	—	—	(501,044)	—	—	(501,044)
Electrical & mechanical specialty contracting	—	—	—	—	1,324,419	—	1,324,419
Transmission & distribution specialty contracting	—	—	—	—	677,074	—	677,074
Other	42,902	10,567	13,667	—	557	13,714	81,407
Intersegment eliminations	(543)	(576)	(59,678)	(624)	(2,555)	(13,630)	(77,606)
Revenues from contracts with customers	355,564	962,369	82,670	2,228,306	1,999,495	84	5,628,488
Other revenues	(6,525)	8,995	188	—	49,587	—	52,245
Total external operating revenues	$ 349,039	$ 971,364	$ 82,858	$ 2,228,306	$ 2,049,082	$ 84	$ 5,680,733

Year ended December 31, 2020	Electric	Natural gas distribution	Pipeline	Construction materials and contracting	Construction services	Other	Total
				(In thousands)			
Residential utility sales	$ 122,663	$ 476,388	$ —	$ —	$ —	$ —	$ 599,051
Commercial utility sales	131,477	277,873	—	—	—	—	409,350
Industrial utility sales	36,744	26,243	—	—	—	—	62,987
Other utility sales	6,634	—	—	—	—	—	6,634
Natural gas transportation	—	45,546	111,686	—	—	—	157,232
Natural gas gathering	—	—	4,865	—	—	—	4,865
Natural gas storage	—	—	14,918	—	—	—	14,918
Contracting services	—	—	—	1,069,665	—	—	1,069,665
Construction materials	—	—	—	1,659,152	—	—	1,659,152
Internal sales	—	—	—	(550,815)	—	—	(550,815)
Electrical & mechanical specialty contracting	—	—	—	—	1,397,124	—	1,397,124
Transmission & distribution specialty contracting	—	—	—	—	649,486	—	649,486
Other	32,452	10,753	12,216	—	1,541	11,903	68,865
Intersegment eliminations	(491)	(534)	(58,531)	(417)	(5,038)	(11,958)	(76,969)
Revenues from contracts with customers	329,479	836,269	85,154	2,177,585	2,043,113	(55)	5,471,545
Other revenues	2,059	11,382	192	—	47,572	—	61,205
Total external operating revenues	$ 331,538	$ 847,651	$ 85,346	$ 2,177,585	$ 2,090,685	$ (55)	$ 5,532,750

Presented in the previous tables are sales of materials to both third parties and internal customers within the construction materials and contracting segment to highlight the focus on vertical integration as this segment sells materials to both third parties and internal customers. Due to consolidation requirements, the internal sales revenues must be eliminated against the construction materials product used in the contracting services to arrive at the external operating revenue total for the segment.

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation.

The changes in contract assets and liabilities were as follows:

	December 31, 2022	December 31, 2021	Change	Location on Consolidated Balance Sheets
	(In thousands)			
Contract assets	$ 185,289	$ 125,742	$ 59,547	Receivables, net
Contract liabilities - current	(208,204)	(179,140)	(29,064)	Accounts payable
Contract liabilities - noncurrent	(6)	(118)	112	Noncurrent liabilities - other
Net contract liabilities	$ (22,921)	$ (53,516)	$ 30,595	

	December 31, 2021	December 31, 2020	Change	Location on Consolidated Balance Sheets
	(In thousands)			
Contract assets	$ 125,742	$ 104,345	$ 21,397	Receivables, net
Contract liabilities - current	(179,140)	(158,603)	(20,537)	Accounts payable
Contract liabilities - noncurrent	(118)	(52)	(66)	Noncurrent liabilities - other
Net contract liabilities	$ (53,516)	$ (54,310)	$ 794	

The Company recognized $173.8 million and $155.0 million in revenue for the years ended December 31, 2022 and 2021, respectively, which was previously included in contract liabilities at December 31, 2021 and 2020, respectively.

The Company recognized a net increase in revenues of $57.9 million and $66.3 million for the years ended December 31, 2022 and 2021, respectively, from performance obligations satisfied in prior periods.

Remaining performance obligations

The remaining performance obligations, also referred to as backlog, at the construction materials and contracting and construction services segments include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include: projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. Excluded from remaining performance obligations are potential orders under master service agreements. The majority of the Company's construction contracts have an original duration of less than two years.

The remaining performance obligations at the pipeline segment include firm transportation and storage contracts with fixed pricing and fixed volumes. The Company has applied the practical expedient that does not require additional disclosures for contracts with an original duration of less than 12 months to certain firm transportation and non-regulated contracts. The Company's firm transportation contracts included in the remaining performance obligations have weighted average remaining durations of less than five years.

At December 31, 2022, the Company's remaining performance obligations were $3.5 billion. The Company expects to recognize the following revenue amounts in future periods related to these remaining performance obligations: $2.7 billion within the next 12 months or less; $411.8 million within the next 13 to 24 months; and $429.1 million in 25 months or more.

Note 4 - Business Combinations

The following acquisitions were accounted for as business combinations in accordance with ASC 805 - *Business Combinations.* The results of the business combinations have been included in the Company's Consolidated Financial Statements beginning on the acquisition date. Pro forma financial amounts reflecting the effects of the business combinations are not presented, as none of these business combinations, individually or in the aggregate, were material to the Company's financial position or results of operations.

The acquisitions are also subject to customary adjustments based on, among other things, the amount of cash, debt and working capital in the business as of the closing date. The amounts included in the Consolidated Balance Sheets for these adjustments are considered provisional until final settlement has occurred.

In 2022 and 2021, the construction materials and contracting segment's acquisitions included:

- Allied Concrete and Supply Co., a producer of ready-mixed concrete in California, acquired in December 2022. At December 31, 2022, the purchase price allocation was preliminary and will be finalized within 12 months of the acquisition date.

- Baker Rock Resources and Oregon Mainline Paving, two construction materials companies located around the Portland, Oregon metro area, acquired in November 2021. As of September 30, 2022, the purchase price allocation was settled with no material adjustments to the provisional accounting.

- Mt. Hood Rock, a construction aggregates business in Oregon, acquired in April 2021. As of March 31, 2022, the purchase price allocation was settled with no material adjustments to the provisional accounting.

The total purchase price for acquisitions that occurred in 2022 was $8.9 million, subject to certain adjustments, with cash acquired totaling $2.8 million. The purchase price includes consideration paid of $1.5 million, a $70,000 holdback liability, and 273,153 shares of common stock with a market value of $8.4 million as of the respective acquisition date. Due to the holding period restriction on the common stock, the share consideration has been discounted to a fair value of approximately $7.3 million. The amounts allocated to the aggregated assets acquired and liabilities assumed during 2022 were as follows: $1.7 million to current assets; $5.9 million to property, plant and equipment; $200,000 to goodwill; $100,000 to current liabilities; $500,000 to noncurrent liabilities - other and $1.2 million to deferred tax liabilities.

The total purchase price for acquisitions that occurred in 2021 was $236.1 million, subject to certain adjustments, with cash acquired totaling $900,000. The purchase price includes consideration paid of $235.2 million. The amounts allocated to the aggregated assets acquired and liabilities assumed during 2021 were as follows: $17.0 million to current assets; $179.8 million to property, plant and equipment; $50.6 million to goodwill; $2.2 million to other intangible assets; $8.7 million to current liabilities; $2.5 million to noncurrent liabilities - other; and $3.2 million to deferred tax liabilities. The intangible assets include non-compete agreements, customer relationships, and trade names. The intangible assets fair value is based on various income approach methods, including, multi-period excess earnings, relief-from-royalty and the with and without method. The amortizable intangible assets are being amortized using a straight-line method over a weighted average period of 5.5 years. During the first quarter of 2022, measurement period adjustments were made to the previously reported provisional amounts, which decreased goodwill and increased property, plant and equipment by $2.1 million. The Company issued debt to finance these acquisitions.

Costs incurred for acquisitions are included in operation and maintenance expense on the Consolidated Statements of Income and were immaterial for the years ended December 31, 2022, 2021 and 2020.

Note 5 - Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2022	2021	Weighted Average Depreciable Life in Years
		(Dollars in thousands, where applicable)	
Regulated:			
Electric:			
Generation	$ 938,614	$ 1,056,632	48
Distribution	489,351	474,037	47
Transmission	616,611	562,080	65
Construction in progress	87,003	62,781	—
Other	145,034	140,117	14
Natural gas distribution:			
Distribution	2,569,921	2,427,779	52
Transmission	104,769	107,721	61
Storage	42,318	34,997	37
General	204,993	197,653	13
Construction in progress	55,759	21,741	—
Other	230,299	225,272	15
Pipeline:			
Transmission	951,187	673,344	46
Storage	55,383	57,670	53
Construction in progress	34,655	263,640	—
Other	59,917	50,477	19
Non-regulated:			
Pipeline:			
Construction in progress	49	18	—
Other	6,950	6,719	10
Construction materials and contracting:			
Land	150,809	149,066	—
Buildings and improvements	165,833	149,262	21
Machinery, vehicles and equipment	1,492,506	1,414,260	12
Construction in progress	88,163	50,425	—
Aggregate reserves	592,097	584,683	*
Construction services:			
Land	8,234	6,513	—
Buildings and improvements	50,776	39,039	24
Machinery, vehicles and equipment	179,459	166,739	7
Other	6,643	13,467	4
Other:			
Land	2,648	2,648	—
Other	34,057	34,069	7
Less accumulated depreciation, depletion and amortization	3,272,493	3,216,461	
Net property, plant and equipment	$ 6,091,545	$ 5,756,388	

* Depleted on the units-of-production method based on proven and probable aggregate reserves.

Note 6 - Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31:

	Estimated Recovery or Refund Period *	2022	2021
		(In thousands)	
Regulatory assets:			
Current:			
Natural gas costs recoverable through rate adjustments	Up to 1 year	$ 141,306	$ 86,371
Conservation programs	Up to 1 year	8,544	8,225
Cost recovery mechanisms	Up to 1 year	4,019	4,536
Decoupling	Up to 1 year	1,801	9,131
Other	Up to 1 year	9,422	10,428
		165,092	118,691
Noncurrent:			
Pension and postretirement benefits	**	143,349	142,681
Cost recovery mechanisms	Up to 10 years	67,171	44,870
Plant costs/asset retirement obligations	Over plant lives	44,462	63,116
Manufactured gas plant sites remediation	-	26,624	26,053
Plant to be retired	-	21,525	50,070
Taxes recoverable from customers	Over plant lives	12,330	12,339
Long-term debt refinancing costs	Up to 38 years	3,188	3,794
Natural gas costs recoverable through rate adjustments	Up to 2 years	—	5,186
Other	Up to 16 years	11,010	9,742
		329,659	357,851
Total regulatory assets		$ 494,751	$ 476,542
Regulatory liabilities:			
Current:			
Electric fuel and purchased power deferral	Up to 1 year	$ 4,929	$ —
Conservation programs	Up to 1 year	4,126	12
Taxes refundable to customers	Up to 1 year	3,937	3,841
Refundable fuel & electric costs	Up to 1 year	3,253	713
Natural gas costs refundable through rate adjustments	Up to 1 year	955	6,700
Other	Up to 1 year	9,240	5,037
		26,440	16,303
Noncurrent:			
Plant removal and decommissioning costs	Over plant lives	208,650	168,152
Taxes refundable to customers	Over plant lives	203,222	215,421
Cost recovery mechanisms	Up to 19 years	14,025	2,919
Accumulated deferred investment tax credit	Up to 19 years	13,594	12,696
Pension and postretirement benefits	**	7,376	20,434
Other	Up to 15 years	1,587	9,168
		448,454	428,790
Total regulatory liabilities		$ 474,894	$ 445,093
Net regulatory position		$ 19,857	$ 31,449

* Estimated recovery or refund period for amounts currently being recovered or refunded in rates to customers.

** Recovered as expense is incurred or cash contributions are made.

As of December 31, 2022 and 2021, approximately $242.5 million and $296.6 million, respectively, of regulatory assets were not earning a rate of return but are expected to be recovered from customers in future rates. These assets are largely comprised of the unfunded portion of pension and postretirement benefits, asset retirement obligations, accelerated depreciation on plant retirement and the estimated future cost of manufactured gas plant site remediation.

In the last half of 2021 and in 2022, the Company has experienced higher natural gas costs due to increase in demand outpacing the supply along with the impact of global events. This increase in natural gas costs experienced in certain jurisdictions has been partially offset by the recovery of prior period natural gas costs being recovered over a period longer than the normal one-year period.

In February 2019, the Company announced the retirement of three aging coal-fired electric generating units. The Company accelerated the depreciation related to these facilities in property, plant and equipment and recorded the difference between the accelerated depreciation, in accordance with GAAP, and the depreciation approved for rate-making purposes as regulatory assets. Requests were filed with the NDPSC and SDPUC, and subsequently approved, to offset the savings associated with the cessation of operations of these units with the amortization of the deferred regulatory assets. The Company ceased operations of Lewis & Clark Station in March 2021 and Units 1 and 2 at Heskett Station in February 2022. The Company subsequently reclassified the costs being recovered for these facilities from plant retirement to cost recovery mechanisms in the previous table and began amortizing the associated plant retirement and closure costs in the jurisdictions where requests were filed, as previously discussed. The Company expects to recover the regulatory assets related to the plant retirements in future rates.

If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income or accumulated other comprehensive loss in the period in which the discontinuance of regulatory accounting occurs.

Note 7 - Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill were as follows:

	Balance at January 1, 2022	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2022
	(In thousands)			
Natural gas distribution	$ 345,736	$ —	$ —	$ 345,736
Construction materials and contracting	276,426	238	(2,124)	274,540
Construction services	143,224	—	—	143,224
Total	$ 765,386	$ 238	$ (2,124)	$ 763,500

	Balance at January 1, 2021	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2021
	(In thousands)			
Natural gas distribution	$ 345,736	$ —	$ —	$ 345,736
Construction materials and contracting	226,003	50,640	(217)	276,426
Construction services	143,224	—	—	143,224
Total	$ 714,963	$ 50,640	$ (217)	$ 765,386

Other amortizable intangible assets at December 31 were as follows:

	2022	2021
	(In thousands)	
Customer relationships	$ 28,990	$ 29,740
Less accumulated amortization	13,724	10,650
	15,266	19,090
Noncompete agreements	4,591	4,591
Less accumulated amortization	3,529	2,856
	1,062	1,735
Other	5,280	12,601
Less accumulated amortization	4,076	10,848
	1,204	1,753
Total	$ 17,532	$ 22,578

The previous tables include goodwill and intangible assets associated with the business combinations completed during 2022 and 2021. For more information related to these business combinations, see Note 4.

Amortization expense for amortizable intangible assets for the years ended December 31, 2022, 2021 and 2020, was $5.0 million, $5.1 million and $9.0 million, respectively. The amounts of estimated amortization expense for identifiable intangible assets as of December 31, 2022, were:

	2023	2024	2025	2026	2027	Thereafter
			(In thousands)			
Amortization expense	$ 4,591 $	4,249 $	2,200 $	1,782 $	1,759 $	2,951

At October 31, 2022, the fair value substantially exceeded the carrying value at the Company's reporting units with goodwill, with the exception of the natural gas distribution reporting unit. The Company's annual impairment testing indicated the natural gas distribution reporting units fair value is not substantially in excess of its carrying value ("cushion"). Based on the Company's assessment, the estimated fair value of the natural gas distribution reporting unit exceeded its carrying value, which includes $345.7 million of goodwill, by approximately 8 percent as of October 31, 2022. The decrease in the natural gas distribution reporting unit's cushion from the prior year was primarily attributable to the risk adjusted cost of capital increasing from 5.0 percent in 2021 to 6.4 percent 2022, which directly correlates with the treasury rates at the date of the test. The natural gas distribution reporting unit is at risk of future impairment if projected operating results are not met or other inputs into the fair value measurement model change.

Note 8 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations under its unfunded, nonqualified defined benefit and defined contribution plans for the Company's executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $98.0 million and $109.6 million at December 31, 2022 and 2021, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized losses on these investments for the year ended December 31, 2022, were $14.1 million. The net unrealized gains on these investments for the years ended December 31, 2021 and 2020, were $7.2 million and $13.1 million, respectively. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the Consolidated Statements of Income.

The Company did not elect the fair value option, which records gains and losses in income, for its available-for-sale securities, which include mortgage-backed securities and U.S. Treasury securities. These available-for-sale securities are recorded at fair value and are classified as investments on the Consolidated Balance Sheets. Unrealized gains or losses are recorded in accumulated other comprehensive loss. Details of available-for-sale securities were as follows:

December 31, 2022	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 8,928 $	2 $	636 $	8,294
U.S. Treasury securities	2,608	—	72	2,536
Total	$ 11,536 $	2 $	708 $	10,830

December 31, 2021	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 8,702 $	51 $	47 $	8,706
U.S. Treasury securities	2,407	—	11	2,396
Total	$ 11,109 $	51 $	58 $	11,102

The Company's assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Money market funds	$ —	$ 7,361	$ —	$ 7,361
Insurance contracts*	—	98,041	—	98,041
Available-for-sale securities:				
Mortgage-backed securities	—	8,294	—	8,294
U.S. Treasury securities	—	2,536	—	2,536
Total assets measured at fair value	$ —	$ 116,232	$ —	$ 116,232

* The insurance contracts invest approximately 63 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies, 6 percent in target date investments and 2 percent in cash equivalents.

	Fair Value Measurements at December 31, 2021, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)			
Assets:				
Money market funds	$ —	$ 10,190	$ —	$ 10,190
Insurance contracts*	—	109,603	—	109,603
Available-for-sale securities:				
Mortgage-backed securities	—	8,706	—	8,706
U.S. Treasury securities	—	2,396	—	2,396
Total assets measured at fair value	$ —	$ 130,895	$ —	$ 130,895

* The insurance contracts invest approximately 61 percent in fixed-income investments, 17 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 7 percent in common stock of small-cap companies, 5 percent in target date investments and 2 percent in cash equivalents.

The Company's money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company's mortgage-backed securities and U.S. Treasury securities are based on comparable market transactions, other observable inputs or other sources, including pricing from outside sources. The estimated fair value of the Company's insurance contracts is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

The Company performed a fair value assessment of the assets acquired and liabilities assumed in the business combinations that occurred during 2022 and 2021. For more information on these Level 2 and Level 3 fair value measurements, see Notes 2 and 4.

The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted future cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt at December 31 was as follows:

	2022	2021
	(In thousands)	
Carrying Amount	$ 2,841,425	$ 2,741,900
Fair Value	$ 2,469,625	$ 2,984,866

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 9 - Debt

Certain debt instruments of the Company's subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, the subsidiary companies must be in compliance with the applicable covenants and certain other conditions, all of which the subsidiaries, as applicable, were in compliance with at December 31, 2022. In the event the subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

The following table summarizes the outstanding revolving credit facilities of the Company's subsidiaries:

Company	Facility	Facility Limit	Amount Outstanding at December 31, 2022	Amount Outstanding at December 31, 2021	Letters of Credit at December 31, 2022	Expiration Date
			(In millions)			
Montana-Dakota Utilities Co.	Commercial paper/Revolving credit agreement (a)	$ 175.0	$ 117.5	$ 64.9	$ —	12/19/24
Cascade Natural Gas Corporation	Revolving credit agreement	$ 100.0 (b)	$ 44.4	$ 71.0	$ 2.2 (c)	11/30/27
Intermountain Gas Company	Revolving credit agreement	$ 100.0 (d)	$ 85.6	$ 56.5	$ —	10/13/27
Centennial Energy Holdings, Inc.	Commercial paper/Revolving credit agreement (e)	$ 600.0	$ 298.0	$ 385.4	$ —	12/19/24

(a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $225.0 million). At December 31, 2022 and 2021, there were no amounts outstanding under the revolving credit agreement.
(b) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(c) Outstanding letter(s) of credit reduce the amount available under the credit agreement.
(d) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(e) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $700.0 million). At December 31, 2022 and 2021, there were no amounts outstanding under the revolving credit agreement.

The respective commercial paper programs are supported by revolving credit agreements. While the amount of commercial paper outstanding does not reduce available capacity under the respective revolving credit agreements, Montana-Dakota and Centennial do not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreements. The commercial paper borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of the Company's subsidiaries.

Short-term debt

MDU Energy Capital On October 21, 2022, MDU Energy Capital entered into a $11.5 million term loan agreement with a SOFR-based variable interest rate and a maturity date of July 21, 2023. The agreement contains customary covenants and provisions, including a covenant of MDU Energy Capital not to permit, at any time, the ratio of total debt to total capitalization to be greater than 70 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Centennial On March 18, 2022, Centennial entered into a $100.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of March 17, 2023. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On December 19, 2022, Centennial entered into a $135.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of December 18, 2023. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Long-term debt

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2022	2022	2021
		(In thousands)	
Senior Notes due on dates ranging from May 15, 2023 to June 15, 2062	4.32 % $	2,258,500 $	2,125,000
Commercial paper supported by revolving credit agreements	5.13 %	415,500	450,300
Credit agreements due on October 13, 2027 and November 30, 2027	6.31 %	130,000	127,500
Medium-Term Notes due on dates ranging from September 15, 2027 to March 16, 2029	7.32 %	35,000	35,000
Term Loan Agreement due on September 3, 2032	3.64 %	7,000	7,700
Other notes due on dates ranging from March 1, 2024 to January 1, 2061	1.00 %	2,253	2,564
Less unamortized debt issuance costs		6,542	6,090
Less discount		286	74
Total long-term debt		2,841,425	2,741,900
Less current maturities		78,031	148,053
Net long-term debt	$	2,763,394 $	2,593,847

Montana-Dakota Montana-Dakota's revolving credit agreement supports its commercial paper program. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The credit agreement contains customary covenants and provisions, including covenants of Montana-Dakota not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

Montana-Dakota's ratio of total debt to total capitalization at December 31, 2022, was 51 percent.

Cascade On November 30, 2022, Cascade amended and restated its revolving credit agreement to extend the maturity date to November 30, 2027. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On June 15, 2022, Cascade issued $50.0 million of senior notes under a note purchase agreement with maturity dates ranging from June 15, 2032 to June 15, 2052, at a weighted average interest rate of 4.50 percent. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Cascade's ratio of total debt to total capitalization at December 31, 2022, was 50 percent.

Intermountain On October 13, 2022, Intermountain amended and restated its revolving credit agreement to increase the borrowing capacity to $100.0 million and extend the maturity date to October 13, 2027. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On June 15, 2022, Intermountain issued $40.0 million of senior notes under a note purchase agreement with maturity dates ranging from June 15, 2052 to June 15, 2062, at a weighted average interest rate of 4.68 percent. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Intermountain's ratio of total debt to total capitalization at December 31, 2022, was 57 percent.

Centennial Centennial's revolving credit agreement supports its commercial paper program. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. Centennial's revolving credit agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, as of the end of any fiscal quarter, the ratio of total consolidated debt to total consolidated capitalization to be greater than 65 percent. Other covenants include restricted payments, restrictions on the sale of certain assets, limitations on subsidiary indebtedness, minimum consolidated net worth, limitations on priority debt and the making of certain loans and investments.

On March 23, 2022, Centennial issued $150.0 million of senior notes under a note purchase agreement with maturity dates ranging from March 23, 2032 to March 23, 2034, at a weighted average interest rate of 3.71 percent. The agreement contains customary covenants and provisions, including a covenant of Centennial not to permit, at any time, the ratio of debt to total capitalization to be greater than 60 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Centennial's ratio of total debt to total capitalization, as defined by its debt covenants, at December 31, 2022, was 46 percent.

Certain of Centennial's financing agreements contain cross-default provisions. These provisions state that if Centennial or any subsidiary of Centennial fails to make any payment with respect to any indebtedness or contingent obligation, in excess of a specified amount, under any agreement that causes such indebtedness to be due prior to its stated maturity or the contingent obligation to become payable, the applicable agreements will be in default.

WBI Energy Transmission On December 22, 2022, WBI Energy Transmission amended its uncommitted note purchase and private shelf agreement to increase capacity to $350.0 million with an expiration date of December 22, 2025. On December 22, 2022, WBI Energy Transmission issued $40.0 million in senior notes under the private shelf agreement with a maturity date of December 22, 2030, at an interest rate of 6.67 percent. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2022, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments.

WBI Energy Transmission's ratio of total debt to total capitalization at December 31, 2022, was 40 percent.

Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs and discount, for the five years and thereafter following December 31, 2022, were as follows:

	2023	2024	2025	2026	2027	Thereafter
			(In thousands)			
Long-term debt maturities	$ 78,031	$ 476,923	$ 177,802	$ 140,802	$ 230,802	$ 1,743,893

Note 10 - Leases

Most of the leases the Company enters into are for equipment, buildings, easements and vehicles as part of their ongoing operations. The Company also leases certain equipment to third parties through its utility and construction services segments. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - *Leases.*

The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.

Lessee accounting

The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as operating lease right-of-use assets, current operating lease liabilities and noncurrent liabilities - operating lease liabilities. The corresponding lease costs are included in operation and maintenance expense on the Consolidated Statements of Income.

Generally, the leases for vehicles and equipment have a term of five years or less and buildings and easements have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

The following tables provide information on the Company's operating leases at and for the years ended December 31:

	2022	2021	2020
	(In thousands)		
Lease costs:			
Short-term lease cost	$ 160,318	$ 132,449	$ 135,376
Operating lease cost	44,956	46,622	45,319
Variable lease cost	1,739	1,516	1,319
	$ 207,013	$ 180,587	$ 182,014

	2022	2021	2020
	(Dollars in thousands)		
Weighted average remaining lease term	2.83 years	2.67 years	2.73 years
Weighted average discount rate	4.05 %	3.54 %	4.03 %
Cash paid for amounts included in the measurement of lease liabilities	$ 44,512	$ 43,489	$ 45,043

The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2022, was as follows:

	(In thousands)
2023	$ 38,927
2024	27,825
2025	18,741
2026	11,191
2027	7,297
Thereafter	39,963
Total	143,944
Less discount	23,894
Total operating lease liabilities	$ 120,050

Lessor accounting

The Company leases certain equipment to third parties through its utility and construction services segments, which are considered short-term operating leases with terms of less than 12 months. The Company recognized revenue from operating leases of $47.9 million, $50.1 million and $48.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the Company had $9.7 million of lease receivables with a majority due within 12 months or less.

Note 11 - Asset Retirement Obligations

The Company records obligations related to retirement costs of natural gas distribution lines, natural gas transmission lines, natural gas storage wells, decommissioning of certain electric generating facilities, reclamation of certain aggregate properties, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations as asset retirement obligations.

A reconciliation of the Company's liability, which the current portion is included in other accrued liabilities on the Consolidated Balance Sheets, for the years ended December 31 was as follows:

	2022	2021
	(In thousands)	
Balance at beginning of year	$ 468,686	$ 446,919
Liabilities incurred	5,972	12,454
Liabilities acquired	—	1,805
Liabilities settled	(9,646)	(15,155)
Accretion expense*	23,188	21,214
Revisions in estimates	(77,692)	1,449
Balance at end of year	$ 410,508	$ 468,686

* Includes $21.8 million and $19.6 million in 2022 and 2021, respectively, recorded to regulatory assets.

The 2022 revisions in estimates consist principally of updated asset retirement obligation costs associated with natural gas distribution and transmission lines at the natural gas distribution segment.

The Company believes that largely all expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 12 - Equity

The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The Company has paid quarterly dividends for 85 consecutive years with an increase in the dividend amount for the last 32 consecutive years. For the years ended December 31, 2022, 2021 and 2020, dividends declared on common stock were $.8750, $.8550 and $.8350 per common share, respectively. Dividends on common stock are paid quarterly to the stockholders of record less than 30 days prior to the distribution date. For the years ended December 31, 2022, 2021 and 2020, the dividends declared to common stockholders were $177.9 million, $173.0 million and $167.4 million, respectively.

The declaration and payment of dividends of the Company is at the sole discretion of the board of directors. In addition, the Company's subsidiaries are generally restricted to paying dividends out of capital accounts or net assets. The following discusses the most restrictive limitations.

Pursuant to a covenant under its revolving credit agreement, Centennial may only declare or pay distributions if, as of the last day of any fiscal quarter, the ratio of Centennial's average consolidated indebtedness as of the last day of such fiscal quarter and each of the preceding three fiscal quarters to Centennial's Consolidated trailing 12 month EBITDA does not exceed 3.5 to 1. In addition, certain credit agreements and regulatory limitations of the Company's subsidiaries also contain restrictions on dividend payments. The most restrictive limitation requires the Company's subsidiaries not to permit the ratio of funded debt to capitalization to be greater than 60 percent. Based on this limitation, approximately $1.9 billion of the net assets of the Company's subsidiaries, which represents common stockholders' equity including retained earnings, would be restricted from use for dividend payments at December 31, 2022.

The Company currently has a shelf registration statement on file with the SEC, under which the Company may issue and sell any combination of common stock and debt securities. The Company may sell such securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder.

In August 2020, the Company amended the Distribution Agreement dated February 22, 2019, with J.P. Morgan Securities LLC and MUFG Securities Americas Inc., as sales agents. This agreement, as amended, allows the offering, issuance and sale of up to 6.4 million shares of the Company's common stock in connection with an "at-the-market" offering. The common stock may be offered for sale, from time to time, in accordance with the terms and conditions of the agreement. As of December 31, 2022, the Company had capacity to issue up to 3.6 million additional shares of common stock under the "at-the-market" offering program.

Details of the Company's "at-the-market" offering activity for the years ended December 31 was as follows:

	2022		2021	
	(In millions)			
Shares issued	—		2.8	
Net proceeds *	$ (0.1)	$	88.8	**

* Net proceeds include issuance costs of $149,000 and $1.2 million for the years ended December 31, 2022 and 2021, respectively.
** Net proceeds were used for capital expenditures.

The K-Plan provides participants the option to invest in the Company's common stock. For the years ended December 31, 2022, 2021 and 2020, the K-Plan purchased shares of common stock on the open market or issued original issue common stock of the Company. At December 31, 2022, there were 7.2 million shares of common stock reserved for original issuance under the K-Plan.

The Company currently has 2.0 million shares of preferred stock authorized to be issued with a $100 par value. At December 31, 2022 and 2021, there were no shares outstanding.

Note 13 - Stock-Based Compensation

The Company has stock-based compensation plans under which it is currently authorized to grant restricted stock and other stock awards. As of December 31, 2022, there were 3.4 million remaining shares available to grant under these plans. The Company either purchases shares on the open market or issues new shares of common stock to satisfy the vesting of stock-based awards.

Total stock-based compensation expense (after tax) was $8.7 million, $12.0 million and $10.8 million in 2022, 2021 and 2020, respectively. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock, which only has a service condition. The Company recognizes compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. As of December 31, 2022, total remaining unrecognized compensation expense related to stock-based compensation was approximately $12.5 million (before income taxes) which will be amortized over a weighted average period of 1.6 years.

Stock awards

Non-employee directors receive shares of common stock in addition to and in lieu of cash payment for directors' fees. There were 40,800 shares with a fair value of $1.2 million, 41,925 shares with a fair value of $1.2 million and 45,273 shares with a fair value of $1.1 million issued to non-employee directors during the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted stock awards

In February 2022 and 2021, key employees were granted restricted stock awards under the long-term performance-based incentive plan. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. At December 31, 2022, the number of outstanding shares granted was 188,499 with a weighted average grant-date fair value of $27.54 per share.

Performance share awards

Since 2003, key employees of the Company have been granted performance share awards each year under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Share awards are generally earned over a three-year vesting period and tied to financial metrics. Upon vesting, participants receive dividends that accumulate during the vesting period.

Target grants of performance shares outstanding at December 31, 2022, were as follows:

Grant Date	Performance Period	Target Grant of Shares
February 2021	2021-2023	281,129
February 2022	2022-2024	284,416

Under the market condition for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares based on the Company's total stockholder return relative to that of the selected peer group. Compensation expense is based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for grants applicable to the market condition for certain performance shares issued in 2022, 2021 and 2020 were:

	2022	2021	2020
Weighted average grant-date fair value	$36.25	$37.96	$40.75
Blended volatility range	24.07% - 31.41%	35.37% - 46.35%	15.30% - 15.97%
Risk-free interest rate range	.71% - 1.68%	.02% - .20%	1.45% - 1.62%
Weighted average discounted dividends per share	$2.93	$3.16	$2.91

Under the performance conditions for these performance share awards, participants may earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions are based on the Company's compound annual growth rate in earnings from continuing operations before interest, taxes, depreciation, depletion and amortization and the Company's compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the performance shares applicable to these performance conditions issued in 2022, 2021 and 2020 was $27.73, $27.35 and $31.63, respectively.

The fair value of the performance shares that vested during the years ended December 31, 2022, 2021 and 2020, was $7.6 million, $13.7 million and $9.7 million, respectively.

A summary of the status of the performance share awards for the year ended December 31, 2022, was as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of period	555,047 $	34.40
Granted	284,416	31.99
Performance shares earned/unearned	(22,750)	31.63
Less:		
Vested	251,168	36.60
Nonvested at end of period	565,545 $	32.32

Note 14 - Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss is comprised of losses on derivative instruments qualifying as hedges, postretirement liability adjustments and gain (loss) on available-for-sale investments.

The after-tax changes in the components of accumulated other comprehensive loss were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Post-retirement Liability Adjustment	Net Unrealized Gain (Loss) on Available-for-sale Investments	Total Accumulated Other Comprehensive Loss
		(In thousands)		
At December 31, 2020	$ (984) $	(47,207) $	113 $	(48,078)
Other comprehensive income (loss) before reclassifications	—	4,876	(252)	4,624
Amounts reclassified from accumulated other comprehensive loss	446	1,870	134	2,450
Net current-period other comprehensive income (loss)	446	6,746	(118)	7,074
At December 31, 2021	(538)	(40,461)	(5)	(41,004)
Other comprehensive income (loss) before reclassifications	—	12,007	(667)	11,340
Amounts reclassified to accumulated other comprehensive loss from a regulatory asset	—	(3,265)	—	(3,265)
Amounts reclassified from accumulated other comprehensive loss	413	1,819	114	2,346
Net current-period other comprehensive income (loss)	413	10,561	(553)	10,421
At December 31, 2022	**$ (125) $**	**(29,900) $**	**(558) $**	**(30,583)**

The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Income. The reclassifications for the years ended December 31 were as follows:

	2022	2021	Location on Consolidated Statements of Income
	(In thousands)		
Reclassification adjustment for loss on derivative instruments included in net income	$ **(590) $**	(591)	Interest expense
	177	145	Income taxes
	(413)	(446)	
Amortization of postretirement liability losses included in net periodic benefit credit	**(2,416)**	(2,485)	Other income
	597	615	Income taxes
	(1,819)	(1,870)	
Reclassification adjustment on available-for-sale investments included in net income	**(145)**	(170)	Other income
	31	36	Income taxes
	(114)	(134)	
Total reclassifications	$ **(2,346) $**	(2,450)	

Note 15 - Income Taxes

The components of income before income taxes from continuing operations for each of the years ended December 31 were as follows:

	2022	2021	2020
	(In thousands)		
United States	$ 462,059	$ 466,651	$ 474,856
Foreign	—	—	261
Income before income taxes from continuing operations	$ 462,059	$ 466,651	$ 475,117

Income tax expense (benefit) from continuing operations for the years ended December 31 was as follows:

	2022	2021	2020
	(In thousands)		
Current:			
Federal	$ 50,747	$ 17,121	$ 65,006
State	20,710	11,549	21,234
Foreign	—	—	151
	71,457	28,670	86,391
Deferred:			
Income taxes:			
Federal	17,820	45,885	(3,735)
State	4,608	12,610	(625)
Investment tax credit - net	898	1,755	2,559
	23,326	60,250	(1,801)
Total income tax expense	$ 94,783	$ 88,920	$ 84,590

Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:

	2022	2021
	(In thousands)	
Deferred tax assets:		
Postretirement	$ 41,298	$ 45,752
Compensation-related	35,196	37,917
Operating lease liabilities	25,718	26,710
Asset retirement obligations	9,687	8,696
Legal and environmental contingencies	8,526	8,603
Customer advances	7,615	7,683
Payroll tax deferral	—	6,940
Other	51,472	39,960
Total deferred tax assets	179,512	182,261
Deferred tax liabilities:		
Basis differences on property, plant and equipment	608,528	585,095
Postretirement	47,340	48,302
Purchased gas adjustment	33,567	21,136
Operating lease right-of-use-assets	25,472	26,570
Intangible assets	23,007	21,074
Other	60,078	59,934
Total deferred tax liabilities	797,992	762,111
Valuation allowance	12,823	12,112
Net deferred income tax liability	$ 631,303	$ 591,962

As of December 31, 2022 and 2021, the Company had various state income tax net operating loss carryforwards of $176.0 million and $164.8 million, respectively, and federal and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $35.7 million and $35.6 million, respectively. The state credits include various regulatory investment tax credits of approximately $35.1 million and $35.0 million at December 31, 2022 and 2021, respectively. The state income tax credit carryforwards are due to expire between 2024 and 2036. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future.

The following table reconciles the change in the net deferred income tax liability from December 31, 2021, to December 31, 2022, to deferred income tax expense:

	2022
	(In thousands)
Change in net deferred income tax liability from the preceding table	$ 39,341
Deferred taxes associated with other comprehensive loss	(3,507)
Excess deferred income tax amortization	(9,008)
Other	(3,500)
Deferred income tax expense for the period	$ 23,326

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Computed tax at federal statutory rate	$ 97,032	21.0	$ 97,997	21.0	$ 99,775	21.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax	19,126	4.1	19,496	4.2	17,845	3.8
Federal renewable energy credit	(15,343)	(3.3)	(13,914)	(3.0)	(16,009)	(3.4)
Tax compliance and uncertain tax positions	1,080	.2	(477)	(.1)	(3,543)	(.7)
Nonqualified benefit plans	2,827	.6	(1,881)	(.4)	(2,443)	(.5)
Excess deferred income tax amortization	(9,008)	(1.9)	(10,295)	(2.2)	(12,517)	(2.6)
Other	(931)	(.2)	(2,006)	(.4)	1,482	.2
Total income tax expense	$ 94,783	20.5	$ 88,920	19.1	$ 84,590	17.8

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Company is no longer subject to U.S. federal or non-U.S. income tax examinations by tax authorities for years ending prior to 2019. With few exceptions, as of December 31, 2022, the Company is no longer subject to state and local income tax examinations by tax authorities for years ending prior to 2019.

For the years ended December 31, 2022, 2021 and 2020, total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense.

Note 16 - Cash Flow Information

Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

	2022	2021	2020
	(In thousands)		
Interest, net*	$ 83,118	$ 91,165	$ 88,681
Income taxes paid, net**	$ 26,503	$ 71,079	$ 65,536

* AFUDC - borrowed was $2.2 million, $2.8 million and $2.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

** Income taxes paid, including discontinued operations, were $26.4 million, $70.9 million and $59.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Noncash investing and financing transactions at December 31 were as follows:

	2022	2021	2020
	(In thousands)		
Property, plant and equipment additions in accounts payable	$ 49,602	$ 57,605	$ 26,082
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 50,921	$ 55,987	$ 54,356
Debt assumed in connection with a business combination	$ —	$ 10	$ —
Accrual for holdback payment related to a business combination	$ 70	$ —	$ 2,500
Stock issued in connection with a business combination	$ 7,304	$ —	$ —

Note 17 - Business Segment Data

The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The internal reporting of these operating segments is defined based on the reporting and review process used by the Company's chief executive officer. The Company's operations are located within the United States.

The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states, as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added services.

The pipeline segment provides natural gas transportation and underground storage services through a regulated pipeline system primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides non-regulated cathodic protection services.

The construction materials and contracting segment mines, processes and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt; and supplies ready-mix concrete. This segment's aggregate reserves provide the foundation for the vertical integration of its contracting services with its construction materials to support its aggregate-based product lines including heavy-civil construction, asphalt paving, concrete construction and site development and grading. Although not common to all locations, the segment also includes the sale of cement, liquid asphalt modification and distribution, various finished concrete products, merchandise and other building materials and related contracting services. This segment operates in the central, southern and western United States, including Alaska and Hawaii.

The construction services segment provides a full spectrum of construction services through its electrical and mechanical and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utilities, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.

The Other category includes the activities of Centennial Capital, which, through its subsidiary InterSource Insurance Company, insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the self-insured layers of the insured Company's general liability, automobile liability, pollution liability and other coverages. Centennial Capital also owns certain real and personal property. In addition, the Other category includes certain assets, liabilities and tax adjustments of the holding company primarily associated with corporate functions, as well as costs associated with the announced strategic initiatives. Also included are certain general and administrative costs (reflected in operation and maintenance expense) and interest expense, which were previously allocated to the refining business and Fidelity and do not meet the criteria for income (loss) from discontinued operations.

Discontinued operations include the supporting activities of Fidelity other than certain general and administrative costs and interest expense as described above.

The information below follows the same accounting policies as described in Note 2. Information on the Company's segments as of December 31 and for the years then ended was as follows:

	2022	2021	2020
	(In thousands)		
External operating revenues:			
Regulated operations:			
Electric	$ 376,579 $	349,039 $	331,538
Natural gas distribution	1,273,249	971,364	847,651
Pipeline	85,931	69,940	69,957
	1,735,759	1,390,343	1,249,146
Non-regulated operations:			
Pipeline	10,636	12,918	15,389
Construction materials and contracting	2,533,713	2,228,306	2,177,585
Construction services	2,693,756	2,049,082	2,090,685
Other	—	84	(55)
	5,238,105	4,290,390	4,283,604
Total external operating revenues	$ 6,973,864 $	5,680,733 $	5,532,750

		2022	2021	2020
			(In thousands)	
Intersegment operating revenues:				
Regulated operations:				
Electric	$	494 $	543 $	491
Natural gas distribution		555	576	534
Pipeline		58,368	58,989	57,977
		59,417	60,108	59,002
Non-regulated operations:				
Pipeline		644	689	554
Construction materials and contracting		1,016	624	417
Construction services		5,494	2,555	5,038
Other		17,605	13,630	11,958
		24,759	17,498	17,967
Total Intersegment operating revenues	$	84,176 $	77,606 $	76,969
Depreciation, depletion and amortization:				
Electric	$	67,802 $	66,750 $	62,998
Natural gas distribution		89,466	86,065	84,580
Pipeline		26,857	20,569	21,669
Construction materials and contracting		117,798	100,974	89,626
Construction services		21,468	20,270	23,523
Other		4,435	4,586	2,704
Total depreciation, depletion and amortization	$	327,826 $	299,214 $	285,100
Operating income (loss):				
Electric	$	79,655 $	66,335 $	63,434
Natural gas distribution		91,889	89,173	73,082
Pipeline		55,466	48,078	49,436
Construction materials and contracting		194,295	191,077	214,498
Construction services		164,644	145,754	147,644
Other		(11,996)	(6,198)	(3,169)
Total operating income	$	573,953 $	534,219 $	544,925
Interest expense:				
Electric	$	28,526 $	26,712 $	26,699
Natural gas distribution		42,126	37,265	36,798
Pipeline		11,318	7,010	7,622
Construction materials and contracting		30,121	19,218	20,577
Construction services		6,354	3,540	4,095
Other		1,465	342	883
Intersegment eliminations		(637)	(103)	(155)
Total interest expense	$	119,273 $	93,984 $	96,519
Income tax expense (benefit):				
Electric	$	(5,420) $	(7,626) $	(11,636)
Natural gas distribution		7,805	8,366	5,746
Pipeline		10,212	9,594	7,650
Construction materials and contracting		42,601	43,459	47,431
Construction services		40,788	35,426	35,797
Other		(1,203)	(299)	(398)
Total income tax expense	$	94,783 $	88,920 $	84,590

	2022	2021	2020
		(In thousands)	
Net income (loss):			
Regulated operations:			
Electric	$ 57,077 $	51,906 $	55,601
Natural gas distribution	45,171	51,596	44,049
Pipeline	35,357	39,583	35,453
	137,605	143,085	135,103
Non-regulated operations:			
Pipeline	(69)	1,313	1,559
Construction materials and contracting	116,220	129,755	147,325
Construction services	124,781	109,402	109,721
Other	(11,261)	(5,824)	(3,181)
	229,671	234,646	255,424
Income from continuing operations	367,276	377,731	390,527
Discontinued operations, net of tax	213	400	(322)
Net income	$ 367,489 $	378,131 $	390,205
Capital expenditures:			
Electric	$ 133,970 $	82,427 $	114,676
Natural gas distribution	240,064	170,411	193,048
Pipeline	61,923	234,803	62,224
Construction materials and contracting	181,917	417,524	191,635
Construction services	36,413	29,140	83,651
Other	2,272	1,501	3,045
Total capital expenditures (a)	$ 656,559 $	935,806 $	648,279
Assets:			
Electric (b)	$ 1,856,258 $	1,810,695 $	2,123,693
Natural gas distribution (b)	3,214,452	2,929,519	2,302,770
Pipeline	961,893	913,945	703,377
Construction materials and contracting	2,268,970	2,161,653	1,798,493
Construction services	1,126,323	845,262	818,662
Other (c)	232,885	249,361	306,377
Total assets	$ 9,660,781 $	8,910,435 $	8,053,372
Property, plant and equipment:			
Electric (b)	$ 2,276,613 $	2,295,646 $	2,323,403
Natural gas distribution (b)	3,208,060	3,015,164	2,868,853
Pipeline	1,108,141	1,051,868	821,697
Construction materials and contracting	2,489,408	2,347,696	2,028,476
Construction services	245,111	225,758	220,796
Other	36,705	36,717	37,545
Less accumulated depreciation, depletion and amortization	3,272,493	3,216,461	3,133,831
Net property, plant and equipment	$ 6,091,545 $	5,756,388 $	5,166,939

(a) Capital expenditures for 2022, 2021 and 2020 include noncash transactions such as capital expenditure-related accounts payable, the issuance of the Company's equity securities in connection with an acquisition, AFUDC and accrual of holdback payments in connection with acquisitions totaling $1.7 million, $38.7 million and $(15.7) million, respectively.
(b) Includes allocations of common utility property.
(c) Includes assets not directly assignable to a business (i.e. cash and cash equivalents, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).

A reconciliation of reportable segment operating revenues and assets to consolidated operating revenues and assets is as follows:

	2022	2021	2020
	(In thousands)		
Operating revenues reconciliation:			
Total reportable segment operating revenues	$ **7,040,435** $	5,744,625 $	5,597,816
Other revenue	**17,605**	13,714	11,903
Elimination of intersegment operating revenues	**(84,176)**	(77,606)	(76,969)
Total consolidated operating revenues	$ **6,973,864** $	5,680,733 $	5,532,750
Asset reconciliation:			
Total reportable segment assets	$ **9,491,679** $	8,717,563 $	7,816,848
Other assets	**1,353,614**	1,184,956	947,740
Elimination of intersegment receivables	**(1,184,512)**	(992,084)	(711,216)
Total consolidated assets	$ **9,660,781** $	8,910,435 $	8,053,372

Note 18 - Employee Benefit Plans

Pension and other postretirement benefit plans

The Company has noncontributory qualified defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Prior to 2013, defined benefit pension plan benefits and accruals for all nonunion and certain union plans were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Employees who had attained age 55 with 10 years of continuous service by December 31, 2010, were provided the option to choose between a pre-65 comprehensive medical plan coupled with a Medicare supplement or a specified company funded Retiree Reimbursement Account, regardless of when they retire. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire to be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits at certain of the Company's businesses.

In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2022	2021	**2022**	2021
		(In thousands)		
Change in benefit obligation:				
Benefit obligation at beginning of year	$ **411,497** $	437,360 $	**73,460** $	86,155
Service cost	**—**	—	**1,416**	1,600
Interest cost	**10,522**	9,819	**1,896**	1,862
Plan participants' contributions	**—**	—	**569**	641
Actuarial gain	**(85,303)**	(12,140)	**(18,401)**	(12,802)
Benefits paid	**(24,672)**	(23,542)	**(4,009)**	(3,996)
Benefit obligation at end of year	**312,044**	411,497	**54,931**	73,460
Change in net plan assets:				
Fair value of plan assets at beginning of year	**373,109**	383,834	**100,158**	101,639
Actual return on plan assets	**(77,975)**	12,817	**(20,893)**	1,398
Employer contribution	**—**	—	**501**	476
Plan participants' contributions	**—**	—	**569**	641
Benefits paid	**(24,672)**	(23,542)	**(4,009)**	(3,996)
Fair value of net plan assets at end of year	**270,462**	373,109	**76,326**	100,158
Funded status - (under) over	$ **(41,582)** $	(38,388) $	**21,395** $	26,698
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Noncurrent assets - other	$ **—** $	— $	**36,325** $	45,863
Other accrued liabilities	**—**	—	**1,044**	544
Noncurrent liabilities - other	**41,582**	38,388	**13,886**	18,621
Benefit obligation (liabilities) assets - net amount recognized	$ **(41,582)** $	(38,388) $	**21,395** $	26,698
Amounts recognized in accumulated other comprehensive loss:				
Actuarial loss (gain)	$ **32,378** $	25,976 $	**(2,923)** $	2,367
Prior service credit	**—**	—	**(289)**	(290)
Total	$ **32,378** $	25,976 $	**(3,212)** $	2,077
Amounts recognized in regulatory assets or liabilities:				
Actuarial loss (gain)	$ **141,207** $	142,166 $	**(1,439)** $	(14,727)
Prior service credit	**—**	—	**(3,796)**	(5,193)
Total	$ **141,207** $	142,166 $	**(5,235)** $	(19,920)

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Amounts related to regulated operations are recorded as regulatory assets or liabilities and are expected to be reflected in rates charged to customers over time. For more information on regulatory assets and liabilities, see Note 6.

In 2022 and 2021, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets.

The pension plans all have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31 were as follows:

	2022	2021
	(In thousands)	
Projected benefit obligation	$ **312,044** $	411,497
Accumulated benefit obligation	$ **312,044** $	411,497
Fair value of plan assets	$ **270,462** $	373,109

The components of net periodic benefit cost (credit), other than the service cost component, are included in other income on the Consolidated Statements of Income. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. These components related to the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:

		Pension Benefits			Other Postretirement Benefits		
		2022	2021	2020	**2022**	2021	2020
Components of net periodic benefit credit:				(In thousands)			
Service cost	$	**—** $	— $	— $	**1,416** $	1,600 $	1,532
Interest cost		**10,522**	9,819	12,093	**1,896**	1,862	2,437
Expected return on assets		**(19,455)**	(19,576)	(19,949)	**(5,288)**	(5,098)	(5,019)
Amortization of prior service credit		**—**	—	—	**(1,398)**	(1,398)	(1,398)
Recognized net actuarial loss (gain)		**6,683**	8,017	7,172	**(219)**	24	287
Net periodic benefit credit, including amount capitalized		**(2,250)**	(1,740)	(684)	**(3,593)**	(3,010)	(2,161)
Less amount capitalized		**—**	—	—	**175**	150	156
Net periodic benefit cost credit		**(2,250)**	(1,740)	(684)	**(3,768)**	(3,160)	(2,317)
Other changes in plan assets and benefit obligations recognized in accumulated comprehensive loss:							
Net (gain) loss		**2,369**	(265)	934	**(4,141)**	(2,811)	(259)
Amortization of actuarial loss		**(1,310)**	(1,286)	(1,155)	**(281)**	(135)	(306)
Amortization of prior service credit		**—**	—	—	**125**	100	101
Reclassification of postretirement liability adjustment from regulatory asset		**5,343**	—	—	**(992)**	—	—
Total recognized in accumulated other comprehensive loss		**6,402**	(1,551)	(221)	**(5,289)**	(2,846)	(464)
Other changes in plan assets and benefit obligations recognized in regulatory assets or liabilities:							
Net (gain) loss		**9,757**	(5,116)	4,546	**11,920**	(6,292)	(3,793)
Amortization of actuarial gain (loss)		**(5,373)**	(6,731)	(6,017)	**500**	110	19
Amortization of prior service credit		**—**	—	—	**1,273**	1,298	1,297
Reclassification of postretirement liability adjustment from regulatory asset		**(5,343)**	—	—	**992**	—	—
Total recognized in regulatory assets or liabilities		**(959)**	(11,847)	(1,471)	**14,685**	(4,884)	(2,477)
Total recognized in net periodic benefit credit, accumulated other comprehensive loss and regulatory assets or liabilities	$	**3,193** $	(15,138) $	(2,376) $	**5,628** $	(10,890) $	(5,258)

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2022	2021	**2022**	2021
Discount rate	**5.06 %**	2.64 %	**5.07 %**	2.66 %
Expected return on plan assets	**6.50 %**	6.00 %	**6.00 %**	5.50 %
Rate of compensation increase	**N/A**	N/A	**3.00 %**	3.00 %

Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2022	2021	**2022**	2021
Discount rate	**2.64 %**	2.30 %	**2.66 %**	2.30 %
Expected return on plan assets	**6.00 %**	6.00 %	**5.50 %**	5.50 %
Rate of compensation increase	**N/A**	N/A	**3.00 %**	3.00 %

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2022, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 10 percent to 20 percent equity securities and 80 percent to 90 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

	2022	2021
Health care trend rate assumed for next year	**7.5 %**	7.0 %
Health care cost trend rate - ultimate	**4.5 %**	4.5 %
Year in which ultimate trend rate achieved	**2033**	2031

The Company's other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums which is updated annually on January 1.

The Company does not expect to contribute to its defined benefit pension plans in 2023 due to an additional $20.0 million contributed to the plans in 2019 creating prefunding credits to be used in future years. The Company expects to contribute approximately $595,000 to its postretirement benefit plans in 2023.

The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies at December 31, 2022, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
	(In thousands)		
2023	$ 24,936	$ 4,275	$ 62
2024	24,882	4,371	53
2025	24,749	4,456	46
2026	24,605	4,509	39
2027	24,387	4,523	31
2028-2032	114,850	16,917	93

Outside investment managers manage the Company's pension and postretirement assets. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's pension plans' assets are determined using the market approach.

The carrying value of the pension plans' Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs including pricing from outside sources.

The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans' Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans' Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. The estimated fair value of the pension plans' Level 2 pooled separate accounts are determined using observable inputs in active markets or the net asset value of shares held at year end, or other observable inputs. Some of these securities are valued using pricing from outside sources.

All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of the Company's pension plans' assets (excluding cash) by class were as follows:

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 8,170	$ —	$ 8,170
Equity securities:				
U.S. companies	7,388	—	—	7,388
International companies	—	467	—	467
Collective and mutual funds (a)	121,072	33,371	—	154,443
Corporate bonds	—	81,363	—	81,363
Municipal bonds	—	5,904	—	5,904
U.S. Government securities	3,044	880	—	3,924
Pooled separate accounts (b)	—	3,241	—	3,241
Investments measured at net asset value (c)	—	—	—	5,562
Total assets measured at fair value	$ 131,504	$ 133,396	$ —	$ 270,462

(a) Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies, 16 percent in common stock of international companies, 7 percent cash and cash equivalents, 7 percent in U.S. Government securities and 17 percent in other investments.
(b) Pooled separate accounts are invested 100 percent in cash and cash equivalents.
(c) In accordance with ASC 820 - *Fair Value Measurements,* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

	Fair Value Measurements at December 31, 2021, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,637	$ —	$ 4,637
Equity securities:				
U.S. companies	7,483	—	—	7,483
International companies	—	1,279	—	1,279
Collective and mutual funds (a)	167,093	41,383	—	208,476
Corporate bonds	—	125,167	—	125,167
Municipal bonds	—	7,507	—	7,507
U.S. Government securities	7,113	1,902	—	9,015
Pooled separate accounts (b)	—	3,088	—	3,088
Investments measured at net asset value (c)	—	—	—	6,457
Total assets measured at fair value	$ 181,689	$ 184,963	$ —	$ 373,109

(a) Collective and mutual funds invest approximately 37 percent in corporate bonds, 19 percent in common stock of international companies, 16 percent in common stock of large-cap U.S. companies, 9 percent in U.S. Government securities and 19 percent in other investments.
(b) Pooled separate accounts are invested 100 percent in cash and cash equivalents.
(c) In accordance with ASC 820 - *Fair Value Measurements,* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

The estimated fair values of the Company's other postretirement benefit plans' assets are determined using the market approach.

The estimated fair value of the other postretirement benefit plans' Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of the Company's other postretirement benefit plans' assets (excluding cash) by asset class were as follows:

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,196	$ —	$ 4,196
Equity securities:				
U.S. companies	2,572	—	—	2,572
Collective and mutual funds (a)	5	5	—	10
Insurance contract (b)	—	69,548	—	69,548
Total assets measured at fair value	$ 2,577	$ 73,749	$ —	$ 76,326

(a) Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies,16 percent in common stock of international companies, 7 percent in cash and cash equivalents,7 percent in U.S. Government securities and 17 percent in other investments.
(b) The insurance contract invests approximately 69 percent in corporate bonds, 13 percent in U.S. Government securities, 14 percent in common stock of large-cap U.S. companies and 4 percent in common stock of small-cap U.S. companies.

	Fair Value Measurements at December 31, 2021, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2021
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,281	$ —	$ 4,281
Equity securities:				
U.S. companies	2,332	—	—	2,332
International companies	—	1	—	1
Collective and mutual funds (a)	4	90	—	94
Insurance contract (b)	—	93,447	—	93,447
Investments measured at net asset value (c)	—	—	—	3
Total assets measured at fair value	$ 2,336	$ 97,819	$ —	$ 100,158

(a) Collective and mutual funds invest approximately 37 percent in corporate bonds, 19 percent in common stock of international companies, 16 percent in common stock of large-cap U.S. companies, 9 percent in U.S. Government securities and 19 percent in other investments.
(b) The insurance contract invests approximately 58 percent in corporate bonds, 13 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Government securities, 5 percent in common stock of small-cap U.S. companies and 11 percent in other investments.
(c) In accordance with ASC 820 - *Fair Value Measurements,* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

Nonqualified benefit plans

In addition to the qualified defined benefit pension plans reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified defined benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, the Company froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.

The projected benefit obligation and accumulated benefit obligation for these plans at December 31 were as follows:

	2022	2021
	(In thousands)	
Projected benefit obligation	$ 74,730	$ 92,918
Accumulated benefit obligation	$ 74,730	$ 92,918

The components of net periodic benefit cost are included in other income on the Consolidated Statements of Income. These components related to the Company's nonqualified defined benefit plans for the years ended December 31 were as follows:

	2022	2021	2020
	(In thousands)		
Components of net periodic benefit cost:			
Service cost	$ —	$ —	$ 58
Interest cost	2,142	1,912	2,606
Recognized net actuarial loss	950	1,164	1,192
Net periodic benefit cost	$ 3,092	$ 3,076	$ 3,856

Weighted average assumptions used at December 31 were as follows:

	2022	2021
Benefit obligation discount rate	4.97 %	2.39 %
Benefit obligation rate of compensation increase	N/A	N/A
Net periodic benefit cost discount rate	2.39 %	1.97 %
Net periodic benefit cost rate of compensation increase	N/A	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2022, are expected to aggregate as follows:

	2023	2024	2025	2026	2027	2028-2032
	(In thousands)					
Nonqualified benefits	$ 6,651	$ 7,183	$ 7,430	$ 7,537	$ 7,420	$ 29,930

In 2012, the Company established a nonqualified defined contribution plan for certain key management employees. In 2020, the plan was frozen to new participants and no new Company contributions will be made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred under these plans for 2022, 2021 and 2020 were $3.3 million, $2.4 million and $1.8 million, respectively.

The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31 was as follows:

	2022	2021
	(In thousands)	
Investments		
Insurance contracts*	$ 98,041	$ 109,603
Life insurance**	38,448	38,356
Other	7,361	10,190
Total investments	$ 143,850	$ 158,149

* For more information on the insurance contracts, see Note 8.
** Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plans

The Company sponsors a defined contribution plan for eligible employees and the costs incurred under this plan were $46.4 million in 2022, $45.4 million in 2021 and $50.1 million in 2020.

Multiemployer plans

The Company contributes to a number of MEPPs under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers

- If the Company chooses to stop participating in some of its MEPPs, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

The Company's participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2022 and 2021 is for the plan's year-end at December 31, 2021, and December 31, 2020, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2022	2021		**2022**	2021	2020		
					(In thousands)				
Edison Pension Plan	936061681-001	**Green**	Green	No	$ 18,750	$ 18,331	$ 16,121	No	12/31/2023
IBEW Local 212 Pension Trust	316127280-001	**Green as of 4/30/2021**	Green as of 4/30/2021	No	1,622	1,733	1,521	No	6/1/2025
IBEW Local 357 Pension Plan A	886023284-001	**Green**	Green	No	12,876	6,485	9,913	No	5/31/2024
IBEW Local 82 Pension Plan	316127268-001	**Green as of 6/30/2022**	Green as of 6/30/2021	No	1,854	1,353	1,373	No	12/3/2023
IBEW Local 648 Pension Plan	316134845-001	**Yellow as of 2/28/2022**	Yellow as of 02/28/2021	Implemented	915	706	526	No	9/1/2024
IBEW Local 683 Pension Fund Pension Plan	341442087-001	**Green**	Green	No	3,362	1,238	1,240	No	5/26/2024
Idaho Plumbers and Pipefitters Pension Plan	826010346-001	**Green as of 5/31/2022**	Green as of 5/31/2021	No	1,613	1,528	1,370	No	3/31/2023
National Electrical Benefit Fund	530181657-001	**Green**	Green	No	18,060	14,361	14,484	No	5/31/2022-5/31/2027 *
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	886003864-001	**Green as of 6/30/2022**	Green as of 6/30/2021	No	6,304	4,345	6,266	No	9/30/2024
Pension Trust Fund for Operating Engineers	946090764-001	**Yellow**	Yellow	Implemented	2,484	2,495	2,680	No	3/31/2023-6/15/2026
Sheet Metal Workers Pension Plan of Southern CA, AZ, and NV	956052257-001	**Green**	Yellow	Implemented	3,400	2,615	3,255	No	6/30/2024
Western Conference of Teamsters Pension Plan	916145047-001	**Green**	Green	No	3,127	3,006	3,025	No	12/31/2023-12/31/2025
Other funds					26,909	24,192	23,670		
Total contributions					$ 101,276	$ 82,388	$ 85,444		

* Plan includes contributions required by collective bargaining agreements which have expired but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan's Year-End)
Edison Pension Plan	2021 and 2020
IBEW Local 82 Pension Plan	2021 and 2020
IBEW Local 124 Pension Trust Fund	2021 and 2020
IBEW Local 212 Pension Trust Fund	2021 and 2020
IBEW Local 357 Pension Plan A	2021 and 2020
IBEW Local 648 Pension Plan	2021 and 2020
IBEW Local 683 Pension Fund Pension Plan	2021 and 2020
IBEW Local Union No 226 Open End Pension Fund	2020
Idaho Plumbers and Pipefitters Pension Plan	2021 and 2020
International Union of Operating Engineers Local 701 Pension Trust Fund	2021 and 2020
Minnesota Teamsters Construction Division Pension Fund	2021 and 2020
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	2021 and 2020
Southwest Marine Pension Trust	2021 and 2020

The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company's total contributions to its multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $81.0 million, $66.1 million and $63.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Amounts contributed in 2022, 2021 and 2020 to defined contribution multiemployer plans were $67.9 million, $54.8 million and $54.2 million, respectively.

Note 19 - Jointly Owned Facilities

The consolidated financial statements include the Company's ownership interests in three coal-fired electric generating facilities (Big Stone Station, Coyote Station and Wygen III) and one major transmission line (BSSE). Each owner of the jointly owned facilities is responsible for financing its investment. The Company's share of the jointly owned facilities operating expenses was reflected in the appropriate categories of operating expenses (electric fuel and purchased power; operation and maintenance; and taxes, other than income) in the Consolidated Statements of Income.

At December 31, the Company's share of the cost of utility plant in service, construction work in progress and related accumulated depreciation for the jointly owned facilities was as follows:

	Ownership Percentage	2022	2021
		(In thousands)	
Big Stone Station:	22.7 %		
Utility plant in service		$ 157,699	$ 157,259
Construction work in progress		231	571
Less accumulated depreciation		48,590	47,293
		$ 109,340	$ 110,537
BSSE:	50.0 %		
Utility plant in service		$ 107,260	$ 107,424
Construction work in progress		—	—
Less accumulated depreciation		6,182	4,506
		$ 101,078	$ 102,918
Coyote Station:	25.0 %		
Utility plant in service		$ 158,274	$ 157,764
Construction work in progress		1,807	784
Less accumulated depreciation		111,203	109,202
		$ 48,878	$ 49,346
Wygen III:	25.0 %		
Utility plant in service		$ 66,238	$ 66,357
Construction work in progress		273	108
Less accumulated depreciation		12,477	11,383
		$ 54,034	$ 55,082

Note 20 - Regulatory Matters

The Company regularly reviews the need for electric and natural gas rate changes in each of the jurisdictions in which service is provided. The Company files for rate adjustments to seek recovery of operating costs and capital investments, as well as reasonable returns as allowed by regulators. Certain regulatory proceedings and cases may also contain recurring mechanisms that can have an annual true-up. Examples of these recurring mechanisms include: infrastructure riders, transmission trackers, renewable resource cost adjustment riders, as well as weather normalization and decoupling mechanisms. The following paragraphs summarize the Company's significant open regulatory proceedings and cases by jurisdiction. The Company is unable to predict the ultimate outcome of these matters, the timing of final decisions of the various regulators and courts, or the effect on the Company's results of operations, financial position or cash flows.

IPUC

Intermountain filed a request with the IPUC for a natural gas general rate increase on December 1, 2022. The request is for an increase of $11.3 million annually or 3.2 percent above current rates. The requested increase is primarily to recover investments made since the last rate case in 2016 and the depreciation, operation and maintenance expenses and taxes associated with the increased investments. The IPUC has up to seven months to issue a decision on the request, which is currently pending.

Intermountain defers the difference between the actual cost of gas spent to serve customers and the amount approved to be recovered from customers and annually prepares a true-up pursuant to the purchased gas adjustment tariff. On December 27, 2022, Intermountain filed an application with the IPUC for an out-of-cycle cost of gas adjustment requesting an increase in rates of approximately $56.5 million annually or approximately 17.1 percent above current rates. The primary reason for the requested increase was to mitigate the under-collection balance due to the significant increase in the commodity price for natural gas. On January 30, 2023, the request was approved with rates effective February 1, 2023.

MNPUC

Great Plains defers the difference between the actual cost of gas spent to serve customers and that recovered from customers on a monthly basis. Annually, Great Plains prepares a true-up pursuant to the purchased gas adjustment tariff. On August 30, 2021, the MNPUC issued an order to allow Great Plains recovery of an out-of-cycle cost of gas adjustment of $8.8 million over a period of 27 months. The order was effective September 1, 2021, and was subject to a prudence review by the MNPUC. The requested increase was for the February 2021 extreme cold weather, primarily in the central United States, and market conditions surrounding the natural gas commodity market. On October 19, 2022, the MNPUC issued a final order disallowing $845,000 of the gas costs. These costs, which were deferred as a regulatory asset in natural gas costs recoverable through rate adjustments, were then recorded to expense as they were no longer recoverable from customers. On November 8, 2022, Great Plains filed a request for reconsideration, which was denied by the MNPUC on January 6, 2023.

On June 1, 2022, Great Plains filed an application with the MNPUC for a decrease in its depreciation and amortization rates of approximately $1.2 million annually or a decrease from a combined rate of 4.5 percent to 2.8 percent. Great Plains requested the rates be retroactive to January 1, 2022. On November 8, 2022, the MNPUC approved a decrease of $1.0 million annually with rates retroactive to January 1, 2022.

MTPSC

On November 4, 2022, Montana-Dakota filed an application with the MTPSC for an electric general rate increase of approximately $10.5 million annually or 15.2 percent above current rates. The requested increase is primarily to recover investments made since the last rate case, including the Heskett 4 gas turbine, increases in operation and maintenance expenses, and increases in property taxes. On January 24, 2023, the MTPSC approved Montana-Dakota's request for an interim increase of approximately $1.7 million or 2.7 percent above current rates, subject to refund, effective February 1, 2023. The MTPSC has 9 months to render a final decision on the rate case. The matter is pending before the MTPSC with a hearing scheduled for June 20, 2023.

NDPSC

On May 16, 2022, Montana-Dakota filed an application with the NDPSC for an electric general rate increase of approximately $25.4 million annually or 12.3 percent above current rates. The requested increase is primarily to recover investments in production, transmission and distribution facilities and the associated depreciation, operation and maintenance expenses and taxes associated with the increased investment. On July 14, 2022, the NDPSC approved an interim rate increase of approximately $10.9 million annually or 5.3 percent above current rates, subject to refund, for service rendered on and after July 15, 2022. The lower interim rate increase is largely due to excluding the recovery of Heskett Unit 4, which is expected to be in service in the summer of 2023. The matter is pending before the NDPSC with a hearing scheduled for May 1, 2023.

Montana-Dakota has a renewable resource cost adjustment rate tariff that allows for annual adjustments for recent projected capital costs and related expenses for projects determined to be recoverable under the tariff. On November 1, 2022, Montana-Dakota filed an annual update to its renewable resource cost adjustment requesting to recover a revenue requirement of approximately $17.9 million annually, which was revised to $17.0 million annually on January 31, 2023. The update reflects a decrease of approximately $1.0 million from the revenues currently included in rates. On February 22, 2023, this matter was approved by the NDPSC with rates effective March 1, 2023.

WUTC

On March 24, 2022, Cascade filed a request for tariff revision with the WUTC to rectify an inadvertent IRS normalization violation resulting from its tariff established in 2018 that passes back to customers the reversal of plant-related excess deferred income taxes through an annual rate adjustment. This request was made in response to the issuances of an IRS private letter ruling to another Washington utility with the same annual rate adjustment tariff, which addressed its normalization violations. The private letter ruling concluded the tariff to refund excess deferred income taxes without corresponding adjustments for other components of rate base or changes in depreciation or income tax expense, is an impermissible methodology under the IRS normalization and consistency rules. Cascade's request proposes a similar remedy through the tariff to recover the excess amounts refunded to customers while this tariff has been in place, and revises the method going forward to reflect excess deferred income taxes in rates in the same manner as other components of rate base from its most recent general rate case. Cascade requested recovery of the excess refunded to customers of approximately $3.3 million and elimination of the currently deferred but not yet refunded balance. A multi-party settlement was filed with the WUTC on October 21, 2022. On January 23, 2023, the WUTC denied recovery of the excess refunded to customers, but approved the tariff revision going forward to rectify the inadvertent normalization violation. On February 1, 2023, Cascade filed a motion for clarification with the WUTC on the currently deferred but not yet refunded balance.

FERC

On September 1, 2022, Montana-Dakota filed an update to its transmission formula rate under the MISO tariff for its multi-value project and network upgrade charges for $15.4 million, which was effective January 1, 2023.

On January 27, 2023, WBI Energy Transmission filed a general rate case with the FERC for increases in its transportation and storage services rates that also includes a Greenhouse Gas Cost Recovery Mechanism for anticipated future costs. New rates will be in effect no later than August 1, 2023.

Note 21 - Commitments and Contingencies

The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss including, but not limited to when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.

At December 31, 2022 and 2021, the Company accrued liabilities which have not been discounted of $32.9 million and $37.0 million, respectively. At December 31, 2022 and 2021, the Company also recorded corresponding insurance receivables of $10.4 million and $14.1 million, respectively, and regulatory assets of $20.9 million and $21.2 million, respectively, related to the accrued liabilities. The accruals are for contingencies resulting from litigation and environmental matters. This includes amounts that have been accrued for matters discussed in Environmental matters within this note. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company's financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred.

Environmental matters

Portland Harbor Site In December 2000, Knife River - Northwest was named by the EPA as a PRP in connection with the cleanup of the riverbed site adjacent to a commercial property site acquired by Knife River - Northwest from Georgia-Pacific West, Inc. along the Willamette River. The riverbed site is part of the Portland, Oregon, Harbor Superfund Site where the EPA wants responsible parties to share in the costs of cleanup. The EPA entered into a consent order with certain other PRPs referred to as the Lower Willamette Group for a remedial investigation and feasibility study. The Lower Willamette Group has indicated that it has incurred over $115.0 million in investigation related costs. Knife River - Northwest has joined with approximately 100 other PRPs, including the Lower Willamette Group members, in a voluntary process to establish an allocation of costs for the site. Costs to be allocated would include costs incurred by the Lower Willamette Group as well as costs to implement and fund remediation of the site.

In January 2017, the EPA issued a Record of Decision adopting a selected remedy which is expected to take 13 years to complete with a then estimated present value of approximately $1 billion. Corrective action will not be taken until remedial design/remedial action plans are approved by the EPA. In 2020, the EPA encouraged certain PRPs to enter into consent agreements to perform remedial design covering the entire site and proposed dividing the site into multiple subareas for remedial design. Certain PRPs executed consent agreements for remedial design work and certain others were issued unilateral administrative orders to perform design work. Knife River - Northwest is not subject to either a voluntary agreement or unilateral order to perform remedial design work. In February 2021, the EPA announced that 100 percent of the site's area requiring active cleanup is in the remedial design process. Site-wide remediation activities are not expected to commence for a number of years.

Knife River - Northwest was also notified that the Portland Harbor Natural Resource Trustee Council intends to perform an injury assessment to natural resources resulting from the release of hazardous substances at the site. It is not possible to estimate the costs of natural resource damages until an assessment is completed and allocations are undertaken.

At this time, Knife River - Northwest does not believe it is a responsible party and has notified Georgia-Pacific West, Inc., that it intends to seek indemnity for liabilities incurred in relation to the above matters pursuant to the terms of their sale agreement.

The Company believes it is not probable that it will incur any material environmental remediation costs or damages in relation to the above referenced matter.

Manufactured Gas Plant Sites Claims have been made against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors and a similar claim has been made against Montana-Dakota for a site operated by Montana-Dakota and its predecessors. Any accruals related to these claims are reflected in regulatory assets. For more information, see Note 6.

Demand has been made of Montana-Dakota to participate in investigation and remediation of environmental contamination at a site in Missoula, Montana. The site operated as a former manufactured gas plant from approximately 1907 to 1938 when it was converted to a butane-air plant that operated until 1956. Montana-Dakota or its predecessors owned or controlled the site for a period of the time it operated as a manufactured gas plant and Montana-Dakota operated the butane-air plant from 1940 to 1951, at which time it sold the plant. There are no documented wastes or by-products resulting from the mixing or distribution of butane-air gas. Preliminary assessment of a portion of the site provided a recommended remedial alternative for that portion of approximately $560,000. However, the recommended remediation would not address any potential contamination to adjacent parcels that may be impacted from historic operations of the manufactured gas plant. An environmental assessment was started in 2020, which is estimated to cost approximately $1.8 million. The environmental assessment report is expected to be submitted to the

MTDEQ in 2024. Montana-Dakota and another party agreed to voluntarily investigate and remediate the site and that Montana-Dakota will pay two-thirds of the costs for further investigation and remediation of the site. Montana-Dakota has accrued costs of $725,000 for the remediation and investigation costs, and has incurred costs of $922,000 as of December 31, 2022. Montana-Dakota received notice from a prior insurance carrier that it will participate in payment of defense costs incurred in relation to the claim. On December 9, 2021, Montana Dakota filed an application with the MTPSC for deferred accounting treatment for costs associated with the investigation and remediation of the site. The MTPSC approved the application for deferred accounting treatment as requested on July 26, 2022.

A claim was made against Cascade for contamination at the Bremerton Gasworks Superfund Site in Bremerton, Washington, which was received in 1997. A preliminary investigation has found soil and groundwater at the site contain impacts requiring further investigation and cleanup. The EPA conducted a Targeted Brownfields Assessment of the site and released a report summarizing the results of that assessment in August 2009. The assessment confirmed that impacts have affected soil and groundwater at the site, as well as sediments in the adjacent Port Washington Narrows. In April 2010, the Washington DOE issued notice it considered Cascade a PRP for hazardous substances at the site. In May 2012, the EPA added the site to the National Priorities List of Superfund sites. Cascade entered into an administrative settlement agreement and consent order with the EPA regarding the scope and schedule for a remedial investigation and feasibility study for the site. Current estimates for the cost to complete the remedial investigation and feasibility study are approximately $12.1 million of which $9.9 million has been incurred as of December 31, 2022. Based on the site investigation, preliminary remediation alternative costs were provided by consultants in August 2020. The preliminary information received through the completion of the data report allowed for the projection of possible costs for a variety of site configurations, remedial measures and potential natural resource damage claims of between $13.6 million and $71.0 million. At December 31, 2022, Cascade has accrued $2.2 million for the remedial investigation and feasibility study, as well as $17.5 million for remediation of this site. The accrual for remediation costs will be reviewed and adjusted, if necessary, after the completion of the feasibility study. In April 2010, Cascade filed a petition with the WUTC for authority to defer the costs incurred in relation to the environmental remediation of this site. The WUTC approved the petition in September 2010, subject to conditions set forth in the order.

A claim was made against Cascade for impacts at a site in Bellingham, Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties, for impacts from a manufactured gas plant owned by Cascade and its predecessor from about 1946 to 1962. Other PRPs reached an agreed order and work plan with the Washington DOE for completion of a remedial investigation and feasibility study for the site. A feasibility study prepared for one of the PRPs in March 2018 identifies five cleanup action alternatives for the site with estimated costs ranging from $8.0 million to $20.4 million with a selected preferred alternative having an estimated total cost of $9.3 million. The other PRPs developed a cleanup action plan and completed public review in 2020. The development of the remediation design is underway, with the Draft Pre-Remedial Design Investigation Data Report submitted to Washington Ecology in early 2023. The remedy construction is expected to occur following the approval of the final design. Cascade believes its proportional share of any liability will be relatively small in comparison to other PRPs. The plant manufactured gas from coal between approximately 1890 and 1946. In 1946, shortly after Cascade's predecessor acquired the plant, the plant converted to a propane-air gas facility. There are no documented wastes or by-products resulting from the mixing or distribution of propane-air gas. Cascade has recorded an accrual for this site for an amount that is not material.

The Company has received notices from and entered into agreements with certain of its insurance carriers that they will participate in the defense for certain contamination claims subject to full and complete reservations of rights and defenses to insurance coverage. To the extent these claims are not covered by insurance, the Company intends to seek recovery of remediation costs through its natural gas rates charged to customers.

Purchase commitments

The Company has entered into various commitments largely consisting of contracts for natural gas and coal supply; purchased power; natural gas transportation and storage; asphalt oil supply; royalties; information technology; and construction materials. Certain of these contracts are subject to variability in volume and price. The commitment terms vary in length, up to 37 years. The commitments under these contracts as of December 31, 2022, were:

	2023	2024	2025	2026	2027	Thereafter
	(In thousands)					
Purchase commitments	$ 712,875	$ 258,074	$ 158,152	$ 103,677	$ 81,619	$ 676,489

These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2022, 2021 and 2020, were $1.0 billion, $849.3 million and $666.0 million, respectively.

Guarantees

Certain subsidiaries of the Company have outstanding guarantees to third parties that guarantee the performance of other subsidiaries of the Company. These guarantees are related to construction contracts, insurance deductibles and loss limits, and certain other guarantees. At December 31, 2022, the fixed maximum amounts guaranteed under these agreements aggregated $341.8 million. Certain of the guarantees also have no fixed maximum amounts specified. The amounts of scheduled expiration of the maximum amounts guaranteed under these agreements aggregate to $51.3 million in 2023; $148.4 million in 2024; $126.8 million in 2025; $1.3 million in 2026; $800,000 in 2027; $1.7 million thereafter; and $11.5 million, which has no scheduled maturity date. There were no amounts outstanding under the previously mentioned guarantees at December 31, 2022. In the event of default under these guarantee obligations, the subsidiary issuing the guarantee for that particular obligation would be required to make payments under its guarantee.

Certain subsidiaries have outstanding letters of credit to third parties related to insurance policies and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2022, the fixed maximum amounts guaranteed under these letters of credit aggregated $30.0 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $29.5 million in 2023 and $500,000 in 2024. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2022. In the event of default under these letter of credit obligations, the subsidiary guaranteeing the letter of credit would be obligated for reimbursement of payments made under the letter of credit.

In addition, Centennial, Knife River and MDU Construction Services have issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these obligations, Centennial, Knife River or MDU Construction Services would be required to make payments under these guarantees. Any amounts outstanding by subsidiaries of the Company were reflected on the Consolidated Balance Sheet at December 31, 2022.

In the normal course of business, Centennial has surety bonds related to construction contracts and reclamation obligations of its subsidiaries. In the event a subsidiary of Centennial does not fulfill a bonded obligation, Centennial would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, Centennial will likely continue to enter into surety bonds for its subsidiaries in the future. At December 31, 2022, approximately $1.3 billion of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Variable interest entities

The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary.

Fuel Contract Coyote Station entered into a coal supply agreement with Coyote Creek that provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station for the period May 2016 through December 2040. Coal purchased under the coal supply agreement is reflected in inventories on the Consolidated Balance Sheets and is recovered from customers as a component of electric fuel and purchased power.

The coal supply agreement creates a variable interest in Coyote Creek due to the transfer of all operating and economic risk to the Coyote Station owners, as the agreement is structured so that the price of the coal will cover all costs of operations, as well as future reclamation costs. The Coyote Station owners are also providing a guarantee of the value of the assets of Coyote Creek as they would be required to buy the assets at book value should they terminate the contract prior to the end of the contract term and are providing a guarantee of the value of the equity of Coyote Creek in that they are required to buy the entity at the end of the contract term at equity value. Although the Company has determined that Coyote Creek is a VIE, the Company has concluded that it is not the primary beneficiary of Coyote Creek because the authority to direct the activities of the entity is shared by the four unrelated owners of the Coyote Station, with no primary beneficiary existing. As a result, Coyote Creek is not required to be consolidated in the Company's financial statements.

At December 31, 2022, the Company's exposure to loss as a result of the Company's involvement with the VIE, based on the Company's ownership percentage, was $29.5 million.

Note 22 - Subsequent Events

On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Definitions

The following abbreviations and acronyms used in Notes to Consolidated Financial Statements are defined below:

Abbreviation or Acronym

AFUDC	Allowance for funds used during construction
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Big Stone Station	475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership)
BSSE	345-kilovolt transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership)
Btu	British thermal unit
Cascade	Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital
Centennial	Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of the Company
Centennial Capital	Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial
Company	MDU Resources Group, Inc.
Coyote Creek	Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation
Coyote Station	427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership)
EBITDA	Earnings before interest, taxes, depreciation, depletion and amortization
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fidelity	Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings (previously referred to as the Company's exploration and production segment)
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
Great Plains	Great Plains Natural Gas Co., a public utility division of Montana-Dakota
IBEW	International Brotherhood of Electrical Workers
Intermountain	Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital
IPUC	Idaho Public Utilities Commission
IRS	Internal Revenue Service
Knife River	Knife River Corporation, a direct wholly owned subsidiary of Centennial
Knife River - Northwest	Knife River Corporation - Northwest, an indirect wholly owned subsidiary of Knife River
K-Plan	Company's 401(k) Retirement Plan
LIBOR	London Inter-bank Offered Rate
MDU Construction Services	MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial
MDU Energy Capital	MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company
MEPP	Multiemployer pension plan
MISO	Midcontinent Independent System Operator, Inc., the organization that provides open-access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana
MMBtu	Million Btu
MNPUC	Minnesota Public Utilities Commission
Montana-Dakota	Montana-Dakota Utilities Co. a direct wholly owned subsidiary of MDU Energy Capital
MTDEQ	Montana Department of Environmental Quality
MTPSC	Montana Public Service Commission
MW	Megawatt
NDPSC	North Dakota Public Service Commission
PRP	Potentially Responsible Party
RP	Rehabilitation plan
SDPUC	South Dakota Public Utilities Commission
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended

SOFR	Secured Overnight Financing Rate
VIE	Variable interest entity
Washington DOE	Washington State Department of Ecology
WBI Energy Transmission	WBI Energy Transmission, Inc., an indirect wholly owned subsidiary of WBI Holdings
WBI Holdings	WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial
WUTC	Washington Utilities and Transportation Commission
Wygen III	100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership)

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The information required by this item is included in this Form 10-K at Item 8 - Management's Report on Internal Control Over Financial Reporting.

Attestation Report of the Registered Public Accounting Firm

The information required by this item is included in this Form 10-K at Item 8 - Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table includes information as of December 31, 2022, with respect to the Company's equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders (1)	754,044 (2)	$ — (3)	2,635,636 (4)(5)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	754,044	$ —	2,635,636

(1) Consists of the Non-Employee Director Long-Term Incentive Compensation Plan and the Long-Term Performance-Based Incentive Plan.
(2) Consists of restricted stock awards and performance share awards.
(3) No weighted average exercise price is shown for the restricted stock awards or performance share awards because such awards have no exercise price.
(4) This amount includes 2,493,022 shares available for future issuance under the Long-Term Performance-Based Incentive Plan in connection with grants of restricted stock, performance units, performance shares or other equity-based awards.
(5) This amount includes 142,614 shares available for future issuance under the Non-Employee Director Long-Term Incentive Compensation Plan.

The remaining information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

Index to Financial Statements and Financial Statement Schedules

1. Financial Statements

The following consolidated financial statements required under this item are
included under Item 8 - Financial Statements and Supplementary Data.

2. Financial Statement Schedules

The following financial statement schedules are included in Part IV of this report.

All other schedules have been omitted because they are not applicable or the required information is included elsewhere in the financial statements or related notes.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Income and Comprehensive Income

Years ended December 31,	2022	2021	2020
		(In thousands)	
Operating revenues	$ —	$ —	$ —
Operating expenses	14,323	—	—
Operating loss	(14,323)	—	—
Other income	—	—	—
Interest expense	—	—	—
Loss before income taxes	(14,323)	—	—
Income taxes	(1,623)	—	—
Equity in earnings of subsidiaries from continuing operations	379,976	377,731	390,527
Income from continuing operations	367,276	377,731	390,527
Equity in earnings (loss) of subsidiaries from discontinued operations	213	400	(322)
Net income	$ 367,489	$ 378,131	$ 390,205
Comprehensive income	$ 377,910	$ 385,205	$ 384,229

The accompanying notes are an integral part of these condensed financial statements.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Balance Sheets

December 31,	2022	2021
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 19,486	$ 6,159
Receivables, net	4,410	6,120
Accounts receivable from subsidiaries	53,285	49,696
Prepayments and other current assets	3,237	2,528
Total current assets	80,418	64,503
Noncurrent assets		
Investments	50,206	55,686
Investment in subsidiaries	3,581,754	3,368,537
Deferred income taxes	12,668	7,364
Operating lease right-of-use assets	72	114
Other	2,068	26,558
Total noncurrent assets	3,646,768	3,458,259
Total assets	$ 3,727,186	$ 3,522,762
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,354	$ 2,546
Accounts payable to subsidiaries	4,402	6,133
Taxes payable	572	1,672
Dividends payable	45,246	44,229
Accrued compensation	4,312	4,098
Operating lease liabilities due within one year	42	52
Other accrued liabilities	17,907	7,309
Total current liabilities	74,835	66,039
Noncurrent liabilities:		
Operating lease liabilities	30	62
Other	65,192	73,787
Total noncurrent liabilities	65,222	73,849
Commitments and contingencies		
Stockholders' equity:		
Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 204,162,814 at December 31, 2022 and 203,889,661 at December 31, 2021	204,163	203,889
Other paid-in capital	1,466,037	1,461,205
Retained earnings	1,951,138	1,762,410
Accumulated other comprehensive loss	(30,583)	(41,004)
Treasury stock at cost - 538,921 shares	(3,626)	(3,626)
Total stockholders' equity	3,587,129	3,382,874
Total liabilities and stockholders' equity	$ 3,727,186	$ 3,522,762

The accompanying notes are an integral part of these condensed financial statements.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Cash Flows

Years ended December 31,		2022		2021		2020
				(In thousands)		
Net cash provided by operating activities	$	**242,199**	$	187,297	$	226,642
Investing activities:						
Investments in and advances to subsidiaries		**(45,000)**		(102,000)		(67,000)
Investments		**(885)**		(391)		(4)
Net cash used in investing activities		**(45,885)**		(102,391)		(67,004)
Financing activities:						
Proceeds from issuance of common stock		**(149)**		88,767		3,385
Dividends paid		**(176,915)**		(171,354)		(166,405)
Repurchase of common stock		**(3,525)**		(2,992)		—
Tax withholding on stock-based compensation		**(2,398)**		(1,949)		(163)
Net cash used in financing activities		**(182,987)**		(87,528)		(163,183)
Increase (decrease) in cash and cash equivalents		**13,327**		(2,622)		(3,545)
Cash and cash equivalents - beginning of year		**6,159**		8,781		12,326
Cash and cash equivalents - end of year	$	**19,486**	$	6,159	$	8,781

The accompanying notes are an integral part of these condensed financial statements.

Notes to Condensed Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of presentation The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, MDU Resources Group, Inc. (the Company) as of and for the years ended December 31, 2022, 2021 and 2020. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The material cash inflows on the Condensed Statements of Cash Flows are primarily from the dividends and other payments received from its subsidiaries and the proceeds raised from the issuance of equity securities. The consolidated financial statements of the Company reflect certain businesses as discontinued operations. These statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company.

Earnings per common share Please refer to the Consolidated Statements of Income of the registrant for earnings per common share. In addition, see Item 8 - Note 2 for information on the computation of earnings per common share.

Note 2 - Debt At December 31, 2022, the Company had no long-term debt maturities. For more information on debt, see Item 8 - Note 9.

Note 3 - Dividends The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $242.1 million, $188.1 million and $228.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
3(a)	Amended and Restated Certificate of Incorporation of MDU Resources Group, Inc.		8-K		3.2	5/8/19	1-03480
3(b)	Amended and Restated Bylaws of MDU Resources Group, Inc.		8-K		3.1	2/15/19	1-03480
4(a)	Indenture, dated as of December 15, 2003, between MDU Resources Group, Inc. and The Bank of New York, as trustee		S-8		4(f)	1/21/04	333-112035
4(b)	First Supplemental Indenture, dated as of November 17, 2009, between MDU Resources Group, Inc. and the Bank of New York Mellon, as trustee		10-K	12/31/09	4(c)	2/17/10	1-03480
*4(c)	Fifth Amended and Restated Credit Agreement, dated as of December 19, 2019, among Centennial Energy Holdings, Inc., U.S. Bank National Association, as Administrative Agent, and The Several Financial Institutions party thereto		10-K	12/31/19	4(c)	2/21/20	1-03480
*4(d)	Montana-Dakota Utilities Co. Amended and Restated Credit Agreement, dated December 19, 2019, among Montana-Dakota Utilities Co., Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent		10-K	12/31/19	4(d)	2/21/20	1-03480
4(e)	Centennial Energy Holdings, Inc. Note Purchase Agreement, dated December 20, 2012, among Centennial Energy Holdings, Inc. and various purchasers of the notes		10-Q	6/30/19	4(a)	8/2/19	1-03480
4(f)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 24, 2019, among Montana-Dakota Utilities Co. and various purchasers of the notes		10-Q	9/30/19	4(a)	11/1/19	1-03480
4(g)	MDU Resources Group, Inc. Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934		10-K	12/31/19	4(g)	2/21/20	1-03480
*4(h)	WBI Energy Transmission, Inc. Second Amendment and Restatement Note Purchase and Private Shelf Agreement, effective as of December 22, 2022, among Prudential Investment Management, Inc. and certain investors described therein	X					
+10(a)	MDU Resources Group, Inc. Supplemental Income Security Plan, as amended and restated May 10, 2017		10-Q	6/30/17	10(d)	8/4/17	1-03480
+10(b)	MDU Resource Group, Inc. Director Compensation Policy, as amended May 11, 2022		10-Q	6/30/22	10(b)	8/5/22	1-03480
+10(c)	Deferred Compensation Plan for Directors, as amended May 15, 2008		10-Q	6/30/08	10(a)	8/7/08	1-03480
+10(d)	Non-Employee Director Stock Compensation Plan, as amended May 12, 2011		10-Q	6/30/11	10(a)	8/5/11	1-03480
+10(e)	MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan, as amended May 17, 2012		10-Q	6/30/12	10(a)	8/7/12	1-03480
+10(f)	MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, as amended February 11, 2016		10-K	12/31/15	10(f)	2/19/16	1-03480
+10(g)	MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended November 12, 2020, and Rules and Regulations, as amended November 12, 2020		10-K	12/31/20	10(h)	2/19/21	1-03480
+10(h)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 13, 2020		10-K	12/31/19	10(k)	2/21/20	1-03480
+10(i)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 11, 2021		10-K	12/31/20	10(l)	2/19/21	1-03480
+10(j)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(k)	2/23/22	1-03480

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
+10(k)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 11, 2021		10-K	12/31/20	10(n)	2/19/21	1-03480
+10(l)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(m)	2/23/22	1-03480
+10(m)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 16, 2023	X					
+10(n)	Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, dated May 15, 2014		8-K		10.1	5/15/14	1-03480
+10(o)	Form of Amendment No. 1 to Indemnification Agreement, dated May 15, 2014		8-K		10.2	5/15/14	1-03480
+10(p)	MDU Resources Group, Inc. Section 16 Officers and Directors with Indemnification Agreements Chart, as of February 1, 2023	X					
+10(q)	MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as amended and restated November 12, 2020		10-K	12/31/20	10(r)	2/19/21	1-03480
+10(r)	MDU Resources Group, Inc. Deferred Compensation Plan Adoption Agreement, as amended August 12, 2021		10-Q	9/30/21	10(c)	11/4/21	1-03480
+10(s)	MDU Resources Group, Inc. Deferred Compensation Plan Document, dated November 12, 2020		8-K		10.2	11/12/20	1-03480
+10(t)	MDU Resources Group, Inc. 401(k) Retirement Plan, as restated April 1, 2020		10-Q	3/31/20	10(a)	5/8/20	1-03480
+10(u)	MDU Resources Group, Inc. 401(k) Retirement Plan, as amended January 1, 2022		10-K	12/31/21	10(w)	2/23/22	1-03480
+10(v)	MDU Resources Group, Inc. 401(k) Retirement Plan, as amended August 17, 2022		10-Q	9/30/22	10(a)	11/3/22	1-03480
+10(w)	MDU Resources Group, Inc. 401(k) Retirement Plan, as amended December 28, 2022	X					
+10(x)	Employment Letter for Jeffrey S. Thiede, dated May 16, 2013		10-K	12/31/13	10(ab)	2/21/14	1-03480
+10(y)	Jason L. Vollmer Offer Letter, dated September 20, 2017		8-K		10.1	9/21/17	1-03480
+10(z)	Cooperation Agreement, dated as of January 24, 2023, by and among Keith A. Meister, Corvex Management LP and MDU Resources Group, Inc.		8-K		10.1	1/24/23	1-03480
+10(aa)	Retention Agreement for Jeffrey S. Thiede, dated February 17, 2023	X					
+10(ab)	David C. Barney Offer Letter, dated February 17, 2023	X					
21	Subsidiaries of MDU Resources Group, Inc.	X					
23	Consent of Independent Registered Public Accounting Firm	X					
31(a)	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31(b)	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X					
95	Mine Safety Disclosures	X					
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document						
101.SCH	XBRL Taxonomy Extension Schema Document						

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document						
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document						
101.LAB	XBRL Taxonomy Extension Label Linkbase Document						
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document						

* Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished as a supplement to the SEC upon request.

+ Management contract, compensatory plan or arrangement.

MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MDU Resources Group, Inc.


Date: February 24, 2023   By: /s/ David L. Goodin

David L. Goodin
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ David L. Goodin David L. Goodin (President and Chief Executive Officer)	Chief Executive Officer and Director	February 24, 2023
/s/ Jason L. Vollmer Jason L. Vollmer (Vice President and Chief Financial Officer)	Chief Financial Officer	February 24, 2023
/s/ Stephanie A. Barth Stephanie A. Barth (Vice President, Chief Accounting Officer and Controller)	Chief Accounting Officer	February 24, 2023
/s/ Dennis W. Johnson Dennis W. Johnson (Chair of the Board)	Director	February 24, 2023
/s/ German Carmona Alvarez German Carmona Alvarez	Director	February 24, 2023
/s/ Thomas Everist Thomas Everist	Director	February 24, 2023
/s/ Karen B. Fagg Karen B. Fagg	Director	February 24, 2023
/s/ Patricia L. Moss Patricia L. Moss	Director	February 24, 2023
/s/ Dale S. Rosenthal Dale S. Rosenthal	Director	February 24, 2023
/s/ Edward A. Ryan Edward A. Ryan	Director	February 24, 2023
/s/ David M. Sparby David M. Sparby	Director	February 24, 2023
/s/ Chenxi Wang Chenxi Wang	Director	February 24, 2023

MDU RESOURCES
GROUP, INC.

1200 W. Century Ave.
Bismarck, ND 58503
Mailing address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000
www.MDU.com

David L. Goodin
President and
Chief Executive Officer

March 24, 2023

Fellow Stockholders:

I invite you to attend our annual meeting at 11 a.m. CDT May 9, 2023, at 909 Airport Road in Bismarck, North Dakota, where you will have the opportunity to engage with our Board of Directors and senior management team. Please check our website at www.mduproxy.com for additional information about our meeting.

During the meeting, we will hear the results of stockholder voting on the items outlined in this Proxy Statement, including election of our Board of Directors, the advisory votes regarding the frequency of voting on and the compensation paid to our named executive officers, and ratification of our independent auditors. I encourage you to promptly follow the instructions on your notice or proxy card to vote your shares on these items.

We had very strong operational performance in 2022. I look forward to sharing with you our results as well as the strong growth trajectory we believe we are on at each of our businesses, with an all-time high combined backlog of more than $3 billion of work at our construction businesses and planned capital investments of $2.5 billion over the next five years at our regulated energy delivery businesses.

I will give an update on the great progress we're making toward completing the anticipated separation of Knife River Corporation into an independent, publicly traded company and the strategic review of MDU Construction Services Group, Inc. We expect both initiatives to be complete in the second quarter as we work to optimize value for you, our shareholders, by working to create two pure-play, publicly traded companies, with one focused on regulated energy delivery and the other on construction materials.

I appreciate your continued investment in MDU Resources and look forward to visiting with you May 9.

Sincerely,

David L. Goodin

David L. Goodin
President and Chief Executive Officer

(This page is intentionally left blank.)



MDU RESOURCES GROUP, INC.

1200 West Century Avenue

Mailing Address:
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(701) 530-1000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD May 9, 2023

March 24, 2023

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of MDU Resources Group, Inc. will be held at 909 Airport Road, Bismarck, North Dakota 58504, on Tuesday, May 9, 2023, at 11:00 a.m., Central Daylight Saving Time, for the following purposes:

Items of Business

1. Election of directors;
2. Advisory vote to approve the frequency of future advisory votes to approve the compensation paid to the company's named executive officers;
3. Advisory vote to approve the compensation paid to the company's named executive officers;
4. Ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2023; and
5. Transaction of any other business that may properly come before the meeting or any adjournment(s) thereof.

Record Date

The board of directors has set the close of business on March 10, 2023, as the record date for the determination of stockholders who will be entitled to notice of, and to vote at, the meeting and any adjournment(s) thereof.

Meeting Attendance

All stockholders as of the record date of March 10, 2023, are cordially invited to attend the annual meeting. You must request an admission ticket to attend. If you are a stockholder of record and plan to attend the meeting, please contact MDU Resources Group, Inc. by email at CorporateSecretary@mduresources.com or by telephone at 701-530-1010 to request an admission ticket. A ticket will be sent to you by mail.

If your shares are held beneficially in the name of a bank, broker, or other holder of record, and you plan to attend the annual meeting, you will need to submit a written request for an admission ticket by mail to: Investor Relations, MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506 or by email at CorporateSecretary@mduresources.com. The request must include proof of stock ownership as of March 10, 2023, such as a bank or brokerage firm account statement or a legal proxy from the bank, broker, or other holder of record confirming ownership. A ticket will be sent to you by mail.

Requests for admission tickets must be received no later than May 2, 2023. You must present your admission ticket and state-issued photo identification, such as a driver's license, to gain admittance to the meeting.

Proxy Materials

This Proxy Statement will first be sent to stockholders requesting written materials on or about March 24, 2023. A Notice of Availability of Proxy Materials (Notice) will also be sent to certain stockholders on or about March 24, 2023. The Notice contains basic information about the annual meeting and instructions on how to view our proxy materials and vote online.

By order of the Board of Directors,

Karl A. Liepitz
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on May 9, 2023.
The 2023 Notice of Annual Meeting and Proxy Statement and 2022 Annual Report to Stockholders
are available at www.mduproxy.com.

TABLE OF CONTENTS





Cautionary information and forward-looking statements. This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, including the anticipated separation of Knife River Corporation or the proposed future structure of two pure-play publicly traded companies, future events, or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those indicated (both favorably and unfavorably). These risks and uncertainties include, but are not limited to, those described in Part I—Item 1A "Risk Factors" in our 2022 Annual Report on Form 10-K (2022 Form 10-K) and subsequent Securities and Exchange Commission (SEC) filings. Caution should be taken not to place undue reliance on any such forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

PROXY STATEMENT SUMMARY

To assist you in reviewing the company's 2022 performance and voting your shares, we call your attention to key elements of our 2023 Proxy Statement. The following is only a summary and does not contain all the information you should consider. You should read the entire Proxy Statement carefully before voting. For more information about these topics, please review the full Proxy Statement and our 2022 Annual Report to Stockholders.

Annual Meeting Information

Meeting Information

Time and Date
11:00 a.m. Central Daylight Saving Time Tuesday, May 9, 2023

Place
MDU Service Center 909 Airport Road Bismarck, ND 58504

Summary of Stockholder Voting Matters

Voting Matters	Board Vote Recommendation	See Page
Item 1. Election of Directors	FOR Each Nominee	16
Item 2. Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve the Compensation Paid to the Company's Named Executive Officers	FOR One Year	42
Item 3. Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	FOR	43
Item 4. Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023	FOR	81

Who Can Vote

If you held shares of MDU Resources Group, Inc. common stock at the close of business on March 10, 2023, you are entitled to vote at the annual meeting. You are encouraged to vote in advance of the meeting using one of the following voting methods.

How to Vote

Registered Stockholders

If your shares are held directly with our stock registrar, you can vote any one of four ways:

 **By Internet:** Go to the website shown on the Notice of Availability of Proxy Materials (Notice) or Proxy Card, if you received one, and follow the instructions.

 **By Telephone:** Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 8, 2023.

 **By Mail:** If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

 **In Person:** Attend the annual meeting, or send a personal representative with an appropriate proxy, to vote by ballot at the meeting.

Beneficial Stockholders

If you held shares beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name"), you will receive voting instructions from said bank, broker, or other holder of record. **If you wish to vote in person at the meeting, you must obtain a legal proxy from your bank, broker, or other holder of record of your shares and present it at the meeting.**

■ Company Overview

MDU Resources is Building a Strong America®

A strong infrastructure is the heart of our country's economy. It is the natural gas and electricity that power business, industry, and our daily lives. It is the pipes and wires that connect our homes, factories, offices and stores to bring them to life. It is the transportation network of roads, highways, and airports that keeps our economy moving. Infrastructure is our business.

Our Vision

With integrity, Building a Strong America® while being a great and safe place to work.

Our Mission

Deliver superior value to stakeholders by providing essential infrastructure and services to America.

Our Integrity Code

 **Commitment to Integrity** | We will conduct business legally and ethically with our best skills and judgment.

 **Commitment to Shareholders** | We will act in the best interests of our corporation and protect its assets.

 **Commitment to Employees** | We will work together to provide a safe and positive workplace.

 **Commitment to Customers, Suppliers and Competitors** | We will compete in business only by lawful and ethical means.

 **Commitment to Communities** | We will be a responsible and valued corporate citizen.

Our Strategy

Deliver superior value and achieve industry-leading performance with two pure-play companies of regulated energy delivery and construction materials, while pursuing organic growth opportunities and strategic acquisitions of well-managed companies and properties.

Our Businesses


Electric and Natural Gas Utilities
Our utility companies serve more than 1.18 million customers across eight states.


Pipeline
We provide natural gas transportation, underground natural gas storage, cathodic protection and other energy-related services.


Construction Materials and Contracting
Knife River Corporation is a Top 10 producer of aggregates in America, has approximately 1.1 billion tons of aggregate reserves, and employs more than 5,000 people during peak construction season.


Construction Services
MDU Construction Services Group, Inc. is one of the largest electrical contractors in the United States, with approximately 9,000 employees.

■ Business Performance Highlights

Future Structure of MDU Resources

The company's board of directors has determined the future company structure that is most likely to maximize long-term value for stockholders is to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction materials. To achieve this future structure, the company is working toward a separation of Knife River Corporation to create a standalone leading construction materials company, and it is evaluating options to optimize the value of its construction services business, with the review expected to be complete in the second quarter of 2023.

In addition to pursuing each of these strategic initiatives, all of our business segments performed well despite inflationary pressures and supply chain challenges throughout 2022.

Regulated Energy Delivery

■ **Continued Growth with New Customers.** Over 18,000 new customers were connected to our utilities system, representing customer growth of 1.6%.

■ **Investing in Electric Generation.** The electric segment continues to make progress toward reducing its greenhouse gas emissions. In 2022, operations were ceased at the company's last wholly owned coal-fired electric generating facility, Heskett Station Units 1 and 2 in Mandan, North Dakota. Construction of Heskett Station Unit 4, an 88-megawatt natural-gas fired simple-cycle combustion turbine, is expected to be complete in the summer of 2023.

■ **Joint Regional Transmission Line Project.** The electric segment and Otter Tail Power Company announced another Midcontinent Independent System Operator-approved joint regional transmission line project. Together, the companies plan to develop, construct and co-own a 95-mile, 345-kilovolt transmission line that would span from Jamestown to Ellendale in North Dakota. We expect the project to create a more resilient regional transmission grid, helping to ensure reliable and affordable electric service to our customers.

■ **Natural Gas Pipeline Expansion.** The pipeline segment put the North Bakken Expansion project into service on February 1, 2022 and has announced other significant growth projects in various stages and pending regulatory approvals, including the 2023 Line Section 27 Expansion project in northwestern North Dakota expecting to add natural gas transportation capacity of 175 million cubic feet per day; Grasslands South Expansion from western North Dakota to northern Wyoming, which is expected to add natural gas transportation capacity of 94 million cubic feet per day; and Line Section 15 Expansion in western South Dakota, which is expected to add natural gas transportation capacity of 25 million cubic feet per day.

Construction Materials & Services

■ **Record Revenues.** The construction materials segment had record revenues of $2.53 billion in 2022 and earnings of $116.2 million, compared to revenues of $2.23 billion and earnings of $129.8 million in 2021. Demand remained strong for construction materials and contracting work as evidenced by a record backlog at December 31, 2022 of $935 million, up 32% compared to $708 million at December 31, 2021.

■ **Growth Opportunities.** The construction materials and contracting segment continued its growth through acquisitions in 2022. Allied Concrete and Supply Co., a producer of ready-mixed concrete in California, was acquired in December 2022. In addition to pursuing additional acquisitions, the segment expects ongoing growth opportunities, including through projects that result from the U.S. Infrastructure Investment and Jobs Act that provides approximately $650 billion of reauthorized funds for the Department of Transportation surface transportation program and $550 billion of new infrastructure funds.

■ **Record Revenues.** The construction services segment earned record revenues of $124.8 million in 2022, compared to $109.4 million in 2021. Revenues were a record $2.70 billion, compared to $2.05 billion in 2021. Demand continues to be extremely strong for construction services work, with the construction services having a record backlog of $2.13 billion at December 31, 2022, up, 54% compared to $1.38 billion at December 31, 2021.

■ **Renewable Electric Generation Project.** The construction services segment continues to emphasize its premier services for renewable electric generation projects. The construction services segment subsidiary completed construction in October 2022 on a 200-megawatt solar facility in Moapa, Nevada, installing 621,093 solar modules, as well as ancillary facilities for the project.

Performance from Continuing Operations

	2018	2019	2020	2021	2022
Electric Distribution					
Retail Sales (million kWh)	3,354.4	3,314.3	3,204.5	3,271.6	3,343.9
Customers	143,022	143,346	143,782	144,103	144,561
Natural Gas Distribution					
Retail Sales (MMdk)	112.6	123.7	114.5	115.3	131.2
Transportation (MMdk)	149.5	166.1	160.0	174.4	167.7
Customers	957,727	977,468	997,146	1,016,670	1,034,821
Pipeline Transportation (MMdk)	351.5	429.7	438.6	471.1	482.9
Construction Materials and Contracting Revenues (millions)	$1,925.9	$2,190.7	$2,178.0	$2,228.9	$2,534.7
Construction Services Revenues (millions)	$1,371.5	$1,849.3	$2,095.7	$2,051.6	$2,699.2

■ Financial Performance Highlights

- The company achieved earnings of $367.5 million, or $1.81 per share.
- Our return on invested capital in 2022 was 7.1%.
- The chart below shows our earnings per share from continuing operations and compound annual growth rate (CAGR) of 4.5% over the last five years.



- Returned $178 million to stockholders through dividends during 2022:
  - ☐ Increased annual dividend for the 32nd straight year to 87.5 cents per share paid during 2022;
  - ☐ Paid uninterrupted dividends for 85 straight years; and
  - ☐ Member of the elite S&P High-Yield Dividend Aristocrats Index which recognizes companies within the S&P Composite 1500 Index that have followed a managed dividend policy of consistently increasing dividends annually for at least 20 years.
- Member of the S&P MidCap 400.

32 Years of Consecutive Dividend Increases	**Dividends Paid** **$836 Million** Over the Last 5 Years	**85 Years** of Uninterrupted Dividend Payments

Corporate Governance Practices

MDU Resources is committed to strong corporate governance aligned with stockholder interests. The board, through its nominating and governance committee, regularly monitors leading practices in governance and adopts measures that it determines are in the best interests of the company and its stockholders. The following highlights our corporate governance practices and policies. See the sections entitled "Corporate Governance" and "Executive Compensation" for more information on the following:

✓ Annual Election of All Directors	✓ Standing Committees Consist Entirely of Independent Directors
✓ Majority Voting for Directors	✓ Active Investor Outreach Program
✓ No Shareholder Rights Plan	✓ One Class of Stock
✓ Succession Planning and Implementation Process	✓ Stock Ownership Requirements for Directors and Executive Officers
✓ Separate Board Chair and CEO	✓ Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers
✓ Executive Sessions of Independent Directors at Every Regularly Scheduled Board Meeting	✓ No Related Party Transactions by Our Directors or Executive Officers
✓ Annual Board and Committee Self-Evaluations	✓ Compensation Recovery/Clawback Policy
✓ Risk Oversight by Full Board and Committees	✓ Annual Advisory Approval on Executive Compensation
✓ Environmental and Social Oversight by Full Board and Board Committee	✓ Mandatory Retirement for Directors at Age 76
✓ Proxy Access for Stockholders	✓ Directors May Not Serve on More Than Three Public Boards Including the Company's Board
✓ All Directors are Independent Other Than Our CEO	✓ Diverse Board in Terms of Gender, Race, Experience, Skills and Tenure



Recognition for Gender Diversity

MDU Resources was recognized in 2022 for gender diversity on its board of directors:

50/50 Women on Boards™ as a "3+" company for having three or more women on its board of directors.

Director Nominees

The board recommends a vote FOR the election of each of the following nominees for director. Ten directors stand for election. Additional information about each director's background and experience can be found beginning on page 16.

Name	Age	Director Since	Primary Occupation	Board Committees
German Carmona Alvarez	54	2022	Global president of applied intelligence of Wood PLC	• Compensation • Nominating and Governance
Thomas Everist	73	1995	President and chair of The Everist Company, an investment and land development company, formerly engaged in aggregate, concrete, and asphalt production	• Compensation • Nominating and Governance
Karen B. Fagg	69	2005	Former vice president of DOWL LLC, dba DOWL HKM, an engineering and design firm	• Compensation (Chair) • Environmental and Sustainability
David L. Goodin	61	2013	President and chief executive officer, MDU Resources Group, Inc.	Executive officer
Dennis W. Johnson	73	2001	Chair, president, and chief executive officer of TMI Group Incorporated, manufacturers of casework and architectural woodwork	Chair of the board
Patricia L. Moss	69	2003	Former president and chief executive officer of Cascade Bancorp, a financial holding company, subsequently merged into First Interstate Bank	• Compensation • Environmental and Sustainability (Chair)
Dale S. Rosenthal	66	2021	Former senior executive, including strategic director, division president of Clark Financial Group, and chief financial officer of Clark Construction Group, a building and civil construction firm	• Audit • Nominating and Governance
Edward A. Ryan	69	2018	Former executive vice president and general counsel of Marriott International	• Audit • Nominating and Governance (Chair)
David M. Sparby	68	2018	Former senior vice president and group president, revenue, of Xcel Energy and president and chief executive officer of its subsidiary, NSP-Minnesota	• Audit (Chair) • Environmental and Sustainability
Chenxi Wang	52	2019	Founder and managing general partner of Rain Capital Fund, L.P., a cybersecurity-focused venture fund	• Audit • Environmental and Sustainability

Independence	Board Refreshment	Tenure		Diversity
90% The board has determined that all director nominees, other than Mr. Goodin, meet the independence standards set by the NYSE and SEC.	**New Members** Five new members have been elected or appointed to the board over the last five years. **+5**	0-4 Years 5-10 Years 11+ Years The average tenure of the director nominees reflects a balance of company experience and new perspective.	**Average Tenure** **11.5 Years**	**Gender** Four director nominees are women. **40%** **Race/Ethnicity** Two director nominees are ethnically diverse. **20%**

In addition to the director nominees described above, on January 24, 2023, the company entered into a cooperation agreement (Cooperation Agreement) with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to Federal Energy Regulatory Commission (FERC) approval, to the board of directors. For further details on the Cooperation Agreement, see the section entitled "Corporate Governance."

Compensation Highlights

The company's executive compensation is based on providing market competitive compensation opportunities to attract top talent focused on achievement of short and long-term business results. Our compensation program is structured to align compensation with the company's financial performance as a substantial portion of our executive compensation is directly linked to performance incentive awards.

- Over 80% of our chief executive officer's target compensation and approximately 70% of our other named executive officers' target compensation are at risk.
- 100% of our named executive officers' annual incentive and 75% of their long-term incentive are performance-based and tied to performance against pre-established, specific, measurable goals. Time-vesting restricted stock units represent 25% of our named executive officers' long-term incentive and require the executive to remain employed with the company through the vesting period.
- We require our executive officers to own a significant amount of company stock based upon a multiple of their base salary.
- The 2022 annual cash incentive award program for executive officers included a diversity, equity and inclusion performance modifier based upon the company's achievement of certain measures to attract, retain, and develop a diverse and inclusive workforce.

2022 Named Executive Officer Target Pay Mix



2022 CEO Target Pay Mix
Restricted Stock Units: 14.4%
Base Salary: 18.8%
Annual Incentive: 23.5%
Performance Share Awards: 43.3%
At Risk: 81.2%

2022 Other Named Executive Officers Average Target Pay Mix
Restricted Stock Units: 11.9%
Base Salary: 29.9%
Performance Share Awards: 35.8%
Annual Incentive: 22.4%
At Risk: 70.1%

At the 2022 Annual Meeting, the company's advisory vote to approve executive compensation received support from over 95% of the common stock represented at the meeting and entitled to vote on the matter.

Key Features of Our Executive Compensation Program

What We Do

☑ **Pay for Performance** - Annual incentive and the performance share award portion of the long-term incentive are tied to performance measures set by the compensation committee and comprise the largest portion of executive compensation.

☑ **Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the New York Stock Exchange listing standards and the Securities and Exchange Commission rules.

☑ **Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.

☑ **Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the overall company and the business segments.

☑ **Annual Cash Incentive** - Payment of annual cash incentive awards is based on overall company performance measured in terms of earnings per share in addition to business segment performance measured in terms of pre-established annual financial measures for business segment executives.

☑ **Long-Term Equity Incentive** - 2022 long-term incentive awards may be earned at the end of a three-year period. Payment of performance share awards, which represent 75% of the executive's long-term incentive, are based on the achievement of pre-established performance measures. Payment of time-vesting restricted stock unit shares, which represent 25% of the executive's long-term incentive, are based on retention of the executive at the end of the three-year period. All long-term incentives are paid through shares of common stock which encourages stock ownership by our executives.

☑ **Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.

☑ **Mix of Financial Goals** - Use of a mixture of financial goals to measure performance prevents overemphasis on a single metric.

☑ **Diversity, Equity and Inclusion Modifier** - The 2022 annual cash incentive included a diversity, equity and inclusion (DEI) modifier aimed at furthering the company's diversity, equity and inclusion initiatives. The DEI modifier increases or decreases the annual incentive up to 5% based on the compensation committee's consideration of the company's progress on DEI initiatives.

☑ **Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.

☑ **Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times his base salary, and the other named executive officers are required to own stock equal to three times their base salary. The executive officers also must retain at least 50% of the net after-tax shares of stock vested through the long-term incentive plan for the earlier of two years or until termination of employment. Net performance shares must also be held until share ownership requirements are met.

☑ **Clawback Policy** - If the company's audited financial statements are restated due to any material noncompliance with the financial reporting requirements under the securities laws, the compensation committee may, or shall if required, demand repayment of some or all incentives paid to our executive officers within the last three years.

What We Do Not Do

☒ **Stock Options** - The company does not use stock options as a form of incentive compensation.

☒ **Employment Agreements** - Executives do not, in the normal course, have employment agreements entitling them to specific payments upon termination or a change of control of the company.

☒ **Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.

☒ **Hedge Stock** - Executives are not allowed to hedge company securities.

☒ **Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.

☒ **No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.

☒ **Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

◼ Sustainability Highlights

MDU Resources is an essential services infrastructure company and manages its business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help the corporation continue Building a Strong America®. We integrate sustainability efforts into our business strategy because these efforts directly affect long-term business viability and profitability. Our focus on sustainability helps ensure we are a good corporate citizen while creating opportunities to increase revenues and profitability, create a competitive advantage, and attract a skilled and diverse workforce. We have invested significantly more time and resources into our environmental, social and governance efforts in the past several years. Highlights of our enhanced efforts and achievements in the past year are set forth below. For the company's complete outline of environmental, governance and social responsibilities, see our Sustainability Report. The information provided in the Sustainability Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.



Reporting Frameworks

To better serve our investors and other stakeholders, we report environmental, social, governance, and sustainability (ESG/sustainability) metrics relevant and important to our operations in the frameworks that provide our stakeholders more uniform and transparent data and information, allowing for comparison with our peers and other companies operating in our industries. For our applicable industries, we report ESG/sustainability metrics using frameworks developed by the Sustainability Accounting Standards Board (SASB), the reporting templates developed by the Edison Electric Institute (EEI) and the American Gas Association (AGA), and we continue to incorporate guidance from the Task Force on Climate-Related Financial Disclosures (TCFD) into our reporting as summarized below:

Reporting Frameworks	Business Segment
SASB	Construction Materials and Contracting
SASB	Construction Services
AGA	Pipeline
EEI / AGA	Electric and Natural Gas Utilities
TCFD	We continue to enhance and expand our disclosure of the company's governance, strategy, risk management, and metrics and targets related to climate risk in accordance with guidance from the TCFD.



Governance of Environmental and Social Responsibility

MDU Resources is committed to strong corporate governance practices in all areas, including governance of environmental and social responsibility. For more information on the company's governance practices and policies, see the "Corporate Governance" section in this Proxy Statement. Below is an overview of our governance practices related to the oversight of environmental and social responsibility:



Board of Directors

The **board of directors** is ultimately responsible for oversight responsibility with respect to environmental, health, safety, and other social sustainability matters applicable to the company.

Environmental and Sustainability Committee of the Board

The **environmental and sustainability committee** is a standing committee of the board and meets quarterly in conjunction with the regular board meetings. The committee assists the board in fulfilling its oversight responsibilities with respect to environmental, social, and other sustainability matters, including climate change risks and opportunities, health, safety, and other social sustainability matters.

Management Policy Committee

The **management policy committee** is comprised of the business unit presidents and senior company officers. The committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

Executive Sustainability Committee

The **executive sustainability committee** is comprised of corporate and business unit senior executives and supports execution of the company's environmental and sustainability strategy and establishes, maintains, and enhances the processes, procedures, and controls for the company's environmental and sustainability disclosures.



Environmental Stewardship

- **Carbon Footprint.** While we have reported carbon emissions from our electric generating fleet for many years, as of January 1, 2022, we began tracking our Scope 1 and Scope 2 carbon emissions across the company to establish our corporatewide baseline of emissions. For more information on anticipated future reporting and emission reduction goals, see our Sustainability Report.

- **Retirement of Coal Facilities.** We have ceased operating all wholly owned coal-fired generation facilities, with Units 1 and 2 at Heskett Station near Mandan, North Dakota, being retired in early 2022 as more economical options exist to supply energy for our customers. These retirements will further reduce our greenhouse gas emissions intensity as we progress toward our reduction target of 45% by 2030, compared to 2005 levels, from owned generating facilities. During 2022, Montana-Dakota Utilities Co. began construction of a new 88-MW simple-cycle natural gas-fired combustion peaking turbine unit at the existing Heskett Station.

- **Generation Capacity by Fuel Type.** Montana-Dakota Utilities Co.'s historical and year-end 2022 total generating capacity by fuel type shows the shift from coal to more renewable resources as follows:



- **Methane Emissions.** We have established a near-term methane emissions intensity reduction target of 25% by 2030, compared to our 2020 rate, at our natural gas pipeline business. In addition WBI Energy, Inc. joined the One Nation's Energy Future Coalition (ONE Future Coalition) in 2022. The ONE Future Coalition is a group of more than 55 natural gas companies working together to voluntarily reduce methane emissions across the natural gas value chain to 1% or less by 2025. It is comprised of some of the largest natural gas production, gathering and boosting, processing, transmission and storage, and distribution companies in the U.S.

- **Climate Scenario Analysis.** The company completed a climate scenario analysis in 2021 for its electric generation operations following guidance from the TCFD.

- **Climate-Related Risks and Opportunities.** In 2022, according to TCFD guidance, our businesses enhanced their understanding and identification of our climate-related risks and opportunities over the short, medium and long term. This exercise helps us strategically prepare to mitigate potential risks and optimize opportunities. Examples of some of the key items identified include:

  ☐ Both risks and opportunities from increased frequency and duration of severe weather events. For instance, property and facility damage is a risk that can result from inclement weather. Weather-related damage also presents an opportunity, however, as our construction businesses can provide infrastructure repair and reconstruction services.

  ☐ Both risks and opportunities from efforts to decarbonize electric generation sources. This requires investment in, partnership with, and construction of renewable energy sources, such as wind and solar generation and biogas producers. It is also expected that natural gas will be needed as a backup generation fuel source for periods when renewable sources are unavailable.

  ☐ Changes in public policy to address climate change could create risks and opportunities as demand for the company's products and services could be impacted, costs could escalate, and modifications and additional investment in our regulated energy delivery business may be necessary to ensure reliability of service to customers.

We intend to include our full risks and opportunities assessment in the company's 2022 Sustainability Report, which is expected to be available in the third quarter of 2023.

- **Environmental Recognitions.**



  ☐ Intermountain Gas Company received the 2022 ENERGY STAR® Market Leader Award for its efforts to promote energy-efficient residential construction and help homebuyers and residents experience the quality, comfort, and value that come with living in an ENERGY STAR-certified home or apartment.

- **Renewable Diesel**. In 2021, a number of Knife River Corporation's west coast operations used renewable diesel fuel in their on-road and off-road fleets. Engine performance, engine maintenance, and fuel efficiency results were positive during the pilot, and Knife River Corporation is beginning to utilize renewable diesel in more locations where feasible. In Oregon, Knife River Corporation has successfully piloted the use of renewable diesel fuel in its on-road and off-road fleet vehicles, reducing GHG emissions and improving fuel efficiency, and expects that greater than 90% of its 2023 diesel consumption in Oregon (and approximately 18% of its company-wide diesel consumption) will be renewable diesel.

■ **Environmental-Related Investments.** Knife River Corporation has invested in Blue Planet Systems Corporation to pursue the use of synthetic aggregates in ready-mix concrete. Blue Planet Systems Corporation is testing methods of creating synthetic limestone by using carbon dioxide captured from existing sources. The synthetic limestone could then be used as a component of concrete. In addition to sequestering carbon dioxide through this process, the use of synthetic limestone could also prolong the life of natural aggregate sources.

■ **Warm-Mix Asphalt.** Knife River Corporation produces and places warm-mix asphalt in applications where warm-mix asphalt is allowed. Warm-mix asphalt is produced at cooler temperatures than traditional hot-mix asphalt methods, which reduces the amount of fuel needed in the production process, thereby reducing emissions and fumes.

■ **Recycling.** Knife River Corporation continues its long-standing practice of recycling and reusing building materials. Recycling conserves natural resources, uses less energy, reduces waste disposal at local landfills, and ultimately costs less for our customers. Knife River Corporation recycles or reuses asphalt pavement, pre-consumer asphalt shingles, refined fuel oil, demolition concrete, returned concrete at ready-mix plants, fly ash, slag, silica fume and other cement-replacement materials, and dimension stone reject material.

■ **Energy Efficiency.** Our utility companies actively pursue programs to increase energy efficiency and conservation for electric and natural gas customers. This includes partnering with local community action agencies in providing low-income assistance for utility customers and offering residential and commercial incentive programs that promote installation of energy-efficient electric and natural gas equipment.

■ **Renewable Natural Gas.** Our utility companies are pursuing additional opportunities to provide renewable natural gas to customers. We have produced renewable natural gas from the Billings, Montana, landfill for customer use since 2010. In Idaho, three dairy digesters have been adding renewable natural gas to our system for customer use since 2020.

 ## Social Responsibility

MDU Resources knows that it operates at the discretion of various stakeholders, including customers, stockholders, employees, regulators, lawmakers, and the communities where we do business. It is these stakeholders who allow us to conduct our business and are vital to our success. MDU Resources remains committed to maintaining the trust of these stakeholders by operating with integrity and being a good corporate citizen. Below are highlights of our social responsibility programs relating to our employees, stockholders, communities, and customers.

■ **Our Employees and Human Capital Management.** At the core of Building a Strong America® is building a strong workforce. At MDU Resources, this means building a strong team of employees with a focus on integrity and safety and a commitment to diversity, equity, and inclusion. Our team included 14,929 employees located in 44 states plus Washington D.C. as of December 31, 2022. Our number of employees peaked in the third quarter at just over 16,800. Our Employer Information Report EEO-1 is available on our website at www.mdu.com/careers. The information on our website is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

☐ **Diversity, Equity, and Inclusion.** MDU Resources is committed to an inclusive environment that respects the differences and embraces the strengths of our diverse employees. Essential to the company's success is its ability to attract, retain, and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. To aid in the company's commitment to an inclusive environment, each business segment has a diversity officer who serves as a conduit for diversity-related issues and provides a voice for all employees. The company requires employees to participate in training on the company's code of conduct and additional courses focusing on diversity, effective leadership, equal employment opportunity, workplace harassment, respect, and unconscious bias. The company has three strategic goals related to diversity:



- Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer, and stockholder needs;

- Maintain a culture of integrity and safety by ensuring employees understand these essential values, which are part of the company's vision statement; and

- Increase productivity and profitability through the creation of a work environment that values all perspectives and methods of accomplishing work.

☐ **CEO Action for Diversity and Inclusion Pledge**. In March 2022, MDU Resources' chief executive officer signed the CEO Action for Diversity and Inclusion Pledge, joining more than 2,000 chief executive officers in signing and committing to four goals to be a catalyst for further conversations and action around diversity and inclusion in the workplace. The four goals include:

- Cultivating environments that support open dialogue on complex and often-difficult conversations.

- Implementing and expanding unconscious bias education and training.

- Sharing best-practice diversity, equity and inclusion programs and initiatives.

- Engaging boards of directors when developing and evaluating diversity, equity and inclusion strategies.

☐ **Executive Compensation and Diversity, Equity, and Inclusion**. In February 2022, the board of directors approved a performance modifier for the 2022 annual incentive award program for executive officers based upon the company's achievement of certain measures to attract, retain, and develop a diverse and inclusive workforce. The DEI modifier includes a focus on representation of diverse employees in executive succession plans, outreach efforts to attract diverse candidates for open positions at the company, implementing enhanced diversity, equity, and inclusion training and mentoring for new employees, and development of enhanced employee data dashboards to further support the company's efforts to attract, retain, and develop a diverse and inclusive workforce. For more information on the DEI modifier and the results for 2022, please refer to the "2022 Compensation for Our Named Executive Officers" section in the "Compensation Discussion and Analysis."

☐ **Building People.** Building a strong workforce begins with employee recruitment. The company uses a variety of means to recruit new employees for open positions, including posting on the company's website, employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations, and associations connected with a variety of professions. The company also utilizes internship programs to introduce individuals to the company's business operations and provide a possible source of future employees. Building a strong workforce also requires developing employees in their current positions and for future advancement. The company provides opportunities for advancement through job mobility, succession planning, and promotions both within and between business segments. The company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs, and internship programs.

☐ **Knife River Training Center**. While labor challenges continue to impact many construction companies, Knife River Corporation is actively engaged in attracting, training and retaining the next generation of construction-industry employees. In February 2022, the company completed a state-of-the-art training center on a 230-acre tract of property in the Pacific Northwest, featuring an 80,000 square-foot heated indoor arena for training on trucks and heavy equipment and an attached 16,000 square-foot classroom and conference room facility. The center is used company-wide to enhance the skills of current employees and to recruit and teach skills to new employees through both classroom education and hands-on experience. It also is used by Knife River Corporation's customers and industry peers, who send employees to the center to take courses on heavy equipment, truck driving, leadership development, facilitator training, safety training and more.

In 2022, the center hosted approximately 4,500 individuals for various trainings, classes, meetings and events. The facility plays a critical role in Knife River Corporation's workforce remaining sustainable and contributes to showcasing construction as a career of choice.

Knife River Corporation's outreach efforts to market the training center have included interfacing with historically underrepresented groups, and the company has partnered with the National Association of Minority Contractors to provide scholarships for training to qualifying employees of minority-owned businesses.

 ☐ The Knife River Corporation training center received the 2022 Risk Management Excellence Award presented by Liberty Mutual Insurance Company. The award recognizes outstanding employee health and safety achievement related to an industry-leading, state-of-the-art training center leading to better training and lowering risks to the employees and general public. Liberty Mutual Insurance Company has granted this award less than 20 times in their 100-year history.

☐ **Safety.** The company is committed to safety and health in the workplace. To ensure safe work environments, the company provides training, adequate resources, and appropriate follow-up on any unsafe conditions or actions. The company has policies and training that support safety in the workplace, including training on safety matters through classroom and toolbox meetings on job sites. To facilitate a strong safety culture, MDU Resources has a safety leadership council that aims to identify and adopt best management practices to aid in the prevention of occupation injuries and illness.

☐ **Ethics Reporting**. MDU Resources' employees are encouraged to ask questions or report concerns to their supervisor. If employees have concerns that something may be unethical or illegal within the company, they are encouraged to report their concerns to a human resources representative, a company executive, or their compliance officer. For those wishing to remain anonymous, MDU Resources also has an anonymous reporting hotline. Employees, customers, and other stakeholders can report confidentially and anonymously through this third-party telephone and internet-based reporting system any concerns about possible unethical or illegal activities. Reports are carefully considered and investigated. Summaries of the reports and investigative results are provided to the audit committee of the board of directors.

■ **Vendor Code of Conduct.** MDU Resources has a Vendor Code of Conduct that outlines our expectations of vendors, including ethical business practices, workplace safety, environmental stewardship and compliance with applicable laws and regulations.

■ **Our Stockholders.** MDU Resources' management is committed to acting in the best interest of the corporation, protecting its assets, and serving the long-term interests of the company's stockholders. This includes protecting our tangible interests, such as property and equipment, as well as intangible assets, such as our reputation, information, and intellectual property. For information on our stockholder outreach program, see "Stockholder Engagement" in the section entitled "Corporate Governance" of this Proxy Statement.

■ **Our Communities.**

☐ **Community Health and Safety.** The pipeline and natural gas utility companies' pipeline integrity and safety management programs provide guidelines for the continual evaluation of their pipeline systems using risk-based criteria that allows our companies to take proactive measures to ensure public safety and protect the environment. In addition, the pipeline safety management systems are comprehensive, continuous improvement programs designed to promote a culture dedicated to employee and public safety and environmental protection while maintaining the safety and reliability of our natural gas distribution, transmission, and storage facilities.

☐ **Charitable Giving.** MDU Resources is proud of its record of supporting qualified organizations that enhance quality of life. Our philanthropic goal is to be a "neighbor of choice." The MDU Resources Foundation was incorporated in 1983 to support the corporation's charitable efforts and has contributed more than $42 million to worthwhile organizations. In 2022, the MDU Resources Foundation contributed $2.3 million to charitable organizations. In addition to contributions through the MDU Resources Foundation, our business segments and companies regularly make charitable donations and in-kind donations to the communities where they do business.

2022 Foundation Contributions



- Civic/Community (34%)
- Culture/Art (4%)
- Education (27%)
- Environment (4%)
- Health/Human Services (30%)

☐ **Volunteerism.** We encourage and support community volunteerism by our employees. The MDU Resources Foundation contributes a $750 grant to an eligible nonprofit organization after an employee or group of employees volunteer a minimum of 25 hours to the organization during non-company hours in a calendar year. Eligible organizations are local 501(c) nonprofit organizations providing services in categories of civic and community activities, culture and arts, education, environment, and health and human services. In 2022, the foundation granted $98,000 under this program, matching over 6,929 employee volunteer hours.

☐ **Education.** We encourage support of educational institutions by all employees. The MDU Resources Foundation matches contributions up to $750 to educational institutions by employees. In addition, the MDU Resources Foundation maintains two separate scholarship programs, which includes funding scholarship programs at institutions of higher education and scholarships for employee family members.

■ **Our Customers.**



☐ Our utility companies consistently rank high in customer satisfaction. In the J.D. Power 2022 Gas Utility Residential Customer Satisfaction Study^{SM}, Cascade Natural Gas Corporation ranked first, Intermountain Gas Company third, and Montana-Dakota Utilities Co. sixth among mid-size natural gas utilities in the west region.

☐ Montana-Dakota Utilities Co. was announced as an Edison Electric Institute (EEI) Emergency Response Award recipient. Presented to EEI member companies, the Emergency Response Awards recognize recovery and assistance efforts of electric companies following service disruptions caused by extreme weather or other natural events.

> **The company believes in corporate social responsibility and the fundamental commitment to its stakeholders: customers, employees, suppliers, communities, and stockholders. With the company's origin and rich history in providing electric and natural gas utility service to rural communities in North Dakota, South Dakota, Montana, and Wyoming, our utility companies have long operated under the motto "In the Community to Serve®." Infrastructure is our business and we define our purpose as "Building a Strong America®" in recognition of our mission to deliver value to our stakeholders.**





BOARD OF DIRECTORS

ITEM 1. ELECTION OF DIRECTORS

The board currently consists of ten directors, all of whom are standing for election to the board at the 2023 annual meeting to hold office until the 2024 annual meeting and until their successors are duly elected and qualified.

The board has affirmatively determined all the director nominees, other than David L. Goodin, our president and chief executive officer, are independent in accordance with New York Stock Exchange (NYSE) rules, our governance guidelines, and our bylaws.

Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information - Majority Voting" below for further detail.

Each of the director nominees has consented to be named in this Proxy Statement and to serve as a director, if elected. We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. If a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the board as a substitute or the board may choose to reduce the number of directors.

Information about each director nominee's share ownership is presented under "Security Ownership."

The shares represented by the proxies received will be voted for the election of each of the ten nominees named below unless you indicate in the proxy that your vote should be cast against any or all the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified or until the earliest of his or her resignation, retirement, or death.

The ten nominees for election to the board at the 2023 annual meeting, all proposed by the board upon recommendation of the nominating and governance committee, are listed below with brief biographies. The nominees' ages are current as of December 31, 2022.

On January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors. For further details on the Cooperation Agreement, see the section entitled "Corporate Governance."

On August 4, 2022, the company announced its intention to separate its indirect, wholly owned subsidiary, Knife River Corporation, from the company. The separation is anticipated to result in two independent, publicly traded companies. If the spin-off transaction is completed, the company expects that one or more of its directors may become directors of Knife River Corporation, in which case they will resign from the company's board of directors at such time.

> **The board of directors recommends that the stockholders**
> **vote FOR the election of each nominee.**

Director Nominees



German Carmona Alvarez
Age 54

Independent Director Since 2022
Compensation Committee
Nominating and Governance Committee

Key Contributions to the Board: With 15 years of global experience in the building materials industry, Mr. Carmona Alvarez brings broad industry expertise to the board. Mr. Carmona Alvarez also contributes experience and expertise in human capital management, digital and information technology, finance, and mergers and acquisitions.

Career Highlights

- Global president of applied intelligence of the consulting and engineering company Wood PLC, Aberdeen, United Kingdom, since 2021. Director of Wood PLC USA, Houston, Texas, the United States affiliate of Wood PLC, since 2022.
- Senior vice-president and global digital practice leader of NEORIS, a technology and digital strategy consulting firm with presence in 27 countries focusing on the design strategy and execution of agile digital transformation programs, from March 2019 to July 2021.
- Executive vice-president finance, information technology and shared services of CEMEX Inc., a global building materials company from 2016 to 2019; senior vice president of continuous improvement and commercial strategy from 2014 to 2016; senior vice president of aggregates and mining resources from 2012 to 2014; global vice president of organization, compensation and benefits from 2009-2012; global vice president of human resources planning and development from 2006 to 2009; corporate vice president of human capital from 2004 to 2006.
- Senior principal of strategy and transformation of The Boston Consulting Group, a general management consulting firm that practices in business strategy, from 2000 to 2004.

Other Leadership Experience

- Former board chair of Strata.ai, a strategy and venture building firm focused on decision science, artificial intelligence and extended reality, from 2020 to 2022.
- Former board of trustees of ITESM/Tec Milenio, a private institution of higher education, from 2010 to 2017.



Thomas Everist
Age 73

Independent Director Since 1995
Compensation Committee
Nominating and Governance Committee

Key Contributions to the Board: With a 44-year career in the construction materials and mining industry, Mr. Everist brings critical knowledge of the construction materials and contracting industry to the board. Mr. Everist also contributes strong business leadership and management capabilities and insights through his role as president and chair of his companies for over 35 years. His experience on the board of another public company further enhances his contributions to the board.

Career Highlights

- President and chair of The Everist Company, Sioux Falls, South Dakota, an investment and land development company, since April 2002. Prior to January 2017, The Everist Company was engaged in aggregate, concrete, and asphalt production.
- Managing member of South Maryland Creek Ranch, LLC, a land development company, since June 2006; president of SMCR, Inc., an investment company, since June 2006; and managing member of MCR Builders, LLC, which provides residential building services to South Maryland Creek Ranch, LLC, since November 2014.
- Director and chair of Everist Genomics, Inc., Ann Arbor, Michigan, a company that provided solutions for personalized medicines, from May 2002 to July 2021, and chief executive officer from August 2012 to December 2012.
- President and chair of L.G. Everist, Inc., Sioux Falls, South Dakota, an aggregate production company, from 1987 to April 2002.

Other Leadership Experience

- Director of publicly traded Raven Industries, Inc., Sioux Falls, South Dakota, a general manufacturer of electronics, flow controls, and engineered films, from May 1996 to December 2021, and chair from April 2009 to May 2017.
- Director and compensation committee chair of Bell, Inc., Sioux Falls, South Dakota, a manufacturer of folding cartons and packages, from April 2011 to July 2022.
- Director and audit committee chair of Showplace Wood Products, Inc., Sioux Falls, South Dakota, a custom cabinets manufacturer, since January 2000.
- Director of Angiologix Inc., Mountain View, California, a medical diagnostic device company, from July 2010 through October 2011 when it was acquired by Everist Genomics, Inc.
- Member of the South Dakota Investment Council, the state agency responsible for investing state funds, from July 2001 to June 2006.



Karen B. Fagg
Age 69

Independent Director Since 2005
Compensation Committee
Environmental and Sustainability Committee

Key Contributions to the Board: Through her management experience and knowledge in the fields of engineering, environment, and energy resource development, including four years as director of the Montana Department of Natural Resources and Conservation and over eight years as president, chief executive officer, and chair of her own engineering and environmental services company, as well as her service on a number of Montana state and community boards, Ms. Fagg contributes experience in responsible natural resource development with an informed perspective of the construction, engineering, and energy industries.

Career Highlights

- Vice president of DOWL LLC, dba DOWL HKM, an engineering and design firm, from April 2008 until her retirement in December 2011.

- President of HKM Engineering, Inc., Billings, Montana, an engineering and environmental services firm, from April 1995 to June 2000, and chair, chief executive officer, and majority owner from June 2000 through March 2008. HKM Engineering, Inc. merged with DOWL LLC in April 2008.

- Employed with MSE, Inc., Butte, Montana, an energy research and development company, from 1976 through 1988, and vice president of operations and corporate development director from 1993 to April 1995.

- Director of the Montana Department of Natural Resources and Conservation, the state agency charged with promoting stewardship of Montana's water, soil, energy, and rangeland resources; and administering several grant and loan programs, from 1989 through 1992.

Other Leadership Experience

- Director and member of the quality committee of the Intermountain Health Peaks Region Board, since January 2023.

- Director and finance committee chair of the Montana State Fund, the state's largest workers' compensation insurance company, from March 2021 to present; Director of SCL Health Montana Regional Board from January 2020 to present, including a term as chair; and member of Carroll College Board of Trustees from 2005 through 2010, and from August 2019 through June 2022.

- Former member of several regional, state, and community boards, including director of St. Vincent's Healthcare from October 2003 to October 2009 and January 2016 through January 2020, including a term as chair; director of the Billings Catholic Schools Board from December 2011 through December 2018, including a term as chair; the First Interstate BancSystem Foundation from June 2013 to 2016; the Montana Justice Foundation from 2013 to 2015; Montana Board of Investments from 2002 through 2006; Montana State University's Advanced Technology Park from 2001 to 2005; and Deaconess Billings Clinic Health System from 1994 to 2002.



David L. Goodin
Age 61

Director Since 2013
President and Chief Executive Officer

Key Contributions to the Board: Serving as president and chief executive officer of MDU Resources Group, Inc. since 2013, Mr. Goodin is the only officer of the company that serves on our board. With 30 years of operating and leadership positions with our utility operations and ten years in his current position, he brings utility industry experience to the board as well as extensive knowledge of our company and its business operations. He contributes valuable insight into management's views and perspectives and the day-to-day operations of the company.

Career Highlights

- President and chief executive officer and a director of the company since January 4, 2013.

- Prior to January 4, 2013, served as chief executive officer and president of Intermountain Gas Company, Cascade Natural Gas Corporation, Montana-Dakota Utilities Co., and Great Plains Natural Gas Co.

- Began his career in 1983 at Montana-Dakota Utilities Co. as a division electrical engineer and served in positions of increasing responsibility until 2007 when he was named president of Cascade Natural Gas Corporation; positions included division electric superintendent, electric systems manager, vice president-operations, and executive vice president-operations and acquisitions.

Other Leadership Experience

- Member of the U.S. Bancorp Western North Dakota Advisory Board since January 2013.

- Director of Sanford Bismarck, an integrated health system dedicated to the work of health and healing, and Sanford Living Center, from January 2011 through December 2021.

- Board member of the BSC Innovations Foundation, an extension of Bismarck State College providing curriculum to Saudi Arabia industries, since August 1, 2018.

- Current vice chair of the North Dakota State University (NDSU) Foundation and Alumni Association, a foundation with a mission of cultivating a culture of philanthropy through educating students, engaging alumni and supporters, and growing future leaders.

- Former board member of numerous industry associations, including the American Gas Association, the Edison Electric Institute, the North Central Electric Association, the Midwest ENERGY Association, and the North Dakota Lignite Energy Council.



Dennis W. Johnson
Age 73

Independent Director Since 2001
Chair of the Board

Key Contributions to the Board: With over 48 years of experience in business management, manufacturing, and finance, holding positions as chair, president, and chief executive officer of TMI Group Incorporated for 41 years, as well as his prior service as a director of the Federal Reserve Bank of Minneapolis, Mr. Johnson brings operational, management, strategic planning, specialty contracting, and financial knowledge and insight to the board. Mr. Johnson also contributes significant knowledge of local, state, and regional issues involving North Dakota, the state where we are headquartered and have significant operations, resulting from his service on several state and local organizations.

Career Highlights

- Chair of the board of the company effective May 8, 2019; and vice chair of the board from February 15, 2018 to May 8, 2019.
- Chair, president, and chief executive officer of TMI Group Incorporated as well as its two wholly owned subsidiary companies, TMI Corporation and TMI Transport Corporation, manufacturers of casework and architectural woodwork in Dickinson, North Dakota; employed since 1974 and serving as president or chief executive officer since 1982.

Other Leadership Experience

- Member of the Bank of North Dakota Advisory Board of Directors since August 2017, currently serving as vice chair.
- President of the Dickinson City Commission from July 2000 through October 2015.
- Director of the Federal Reserve Bank of Minneapolis from 1993 through 1998.
- Served on numerous industry, state, and community boards, including the North Dakota Workforce Development Council (chair); the Decorative Laminate Products Association; the North Dakota Technology Corporation; and the business advisory council of the Steffes Corporation, a metal manufacturing and engineering firm.
- Served on North Dakota Governor Sinner's Education Action Commission; the North Dakota Job Service Advisory Council; the North Dakota State University President's Advisory Council; North Dakota Governor Schafer's Transition Team; and chaired North Dakota Governor Hoeven's Transition Team.



Patricia L. Moss
Age 69

Independent Director Since 2003
Compensation Committee
Environmental and Sustainability Committee

Other Current Public Boards:
--First Interstate BancSystem, Inc.
--Aquila Group of Funds

Key Contributions to the Board: With substantial experience in the finance and banking industry, including service on the boards of public banking and investment companies, Ms. Moss contributes broad knowledge of finance, business development, human resources, and compliance oversight, as well as public company governance, to the board. Through her business experience and knowledge of the Pacific Northwest, Ms. Moss also provides insight on state, local, and regional economic and political issues where a significant portion of our operations and the largest number of our employees are located.

Career Highlights

- President and chief executive officer of Cascade Bancorp, a financial holding company, Bend, Oregon, from 1998 to January 3, 2012; chief executive officer of Cascade Bancorp's principal subsidiary, Bank of the Cascades, from 1998 to January 3, 2012, serving also as president from 1998 to 2003; and chief operating officer, chief financial officer and secretary of Cascade Bancorp from 1987 to 1998.

Other Leadership Experience

- Member of the Oregon Investment Council, which oversees the investment and allocation of all state of Oregon trust funds, from December 2018 to March 2021.
- Director of First Interstate BancSystem, Inc., since May 30, 2017.
- Director of Cascade Bancorp and Bank of the Cascades from 1993, and vice chair from January 3, 2012 until May 30, 2017 when Cascade Bancorp merged into First Interstate BancSystem, Inc., and became First Interstate Bank.
- Chair of the Bank of the Cascades Foundation Inc. from 2014 to July 31, 2018; co-chair of the Oregon Growth Board, a state board created to improve access to capital and create private-public partnerships, from May 2012 through December 2018; and a member of the Board of Trustees for the Aquila Group of Funds, whose core business is mutual fund management and provision of investment strategies to fund shareholders, from January 2002 to May 2005 (one fund) and from June 2015 to present (currently three funds).
- Former director of the Oregon Investment Fund Advisory Council, a state-sponsored program to encourage the growth of small businesses in Oregon; the Oregon Business Council, with a mission to mobilize business leaders to contribute to Oregon's quality of life and economic prosperity; the North Pacific Group, Inc., a wholesale distributor of building materials, industrial, and hardwood products; and Clear Choice Health Plans Inc., a multi-state insurance company.



Dale S. Rosenthal
Age 66

Independent Director Since 2021
Audit Committee
Nominating and Governance Committee

Key Contributions to the Board: With 22 years of experience with an integrated construction company, serving in senior executive positions as strategic director, division president, and chief financial officer, Ms. Rosenthal contributes expertise in construction, alternative energy, real estate and infrastructure development, risk management, and corporate strategy. Ms. Rosenthal also brings public board experience with a regulated public utility company.

Career Highlights

- Strategic director of Clark Construction Group, LLC, a vertically integrated construction company headquartered in Bethesda, Maryland, from January 2017 to December 2017; division president of Clark Financial Services Group, leveraging Clark's core turnkey construction expertise into alternative energy development, from April 2008 to December 2016; chief financial officer and senior vice president of Clark Construction Group, LLC, from April 2000 to April 2008; and established a Clark subsidiary, Global Technologies Group, which developed and built data centers for early internet service providers. Ms. Rosenthal joined Clark Construction in 1996.

- Led financing teams for several tax-credit financed housing developers and was instrumental in identifying new sources of funding and innovative tax structures for complex transactions.

Other Leadership Experience

- Director of Washington Gas Light Company, formerly publicly traded and now a subsidiary of AltaGas Ltd., since October 2014, and chair of the audit committee from 2018 to 2022. Washington Gas is a regulated public utility company that sells and delivers natural gas in the District of Columbia and surrounding metropolitan areas.

- Board advisor of Langan Engineering & Environmental Services, a provider of an integrated mix of engineering and environmental consulting services in support of land development projects, corporate real estate portfolios, and the oil and gas industry, since March 2020.

- Member, Board of Trustees of Cornell University since June 2017, serving on the finance and building and properties committees.

- Director of Transurban Chesapeake LLC, a company that develops and operates toll roads in the Mid-Atlantic region, since August 2021, and chair of the audit committee since 2022.



Edward A. Ryan
Age 69

Independent Director Since 2018
Audit Committee
Nominating and Governance Committee

Key Contributions to the Board: As a former executive vice president and general counsel for a large public company with international operations, Mr. Ryan contributes expertise to the board in the areas of corporate governance, acquisitions, risk management, legal, compliance, and labor relations. Mr. Ryan also brings senior leadership, transactional, and public company experience.

Career Highlights

- Advisor to the chief executive officer and president of Marriott International from December 2017 to December 31, 2018.

- Executive vice president and general counsel of Marriott International from December 2006 to December 2017; senior vice president and associate general counsel from 1999 to November 2006; and assumed responsibility for all corporate transactions and corporate governance in 2005. Mr. Ryan joined Marriott International as assistant general counsel in May 1996.

- Private law practice from 1979 to 1996.

Other Leadership Experience

- Director of C&O Canal Trust, a non-profit partner of the Chesapeake & Ohio Canal National Historical Park, that works in conjunction with the National Park Service and local communities for park preservation highlighting the park's historical, natural and cultural heritage, while embracing the principles of diversity, equity, and inclusion in its work, since January 2022, and chair of the nominating and governance committee since January 2023.

- Director and finance committee member of Goodwill of Greater Washington, D.C., a non-profit organization whose mission is to transform lives and communities through education and employment, since January 2015, including a term as chair from January 2020 through December 2021, vice chair from January 2019 through December 2019, and chair of the finance committee from January 2018 through December 2019.

- Board advisor of Workbox Company, a startup company that provides collaborative coworking space and accelerator services, since January 2020.



David M. Sparby
Age 68

Independent Director Since 2018
Audit Committee
Environmental and Sustainability Committee

Key Contributions to the Board: With over 32 years of public utility management and leadership experience with a large public utility company, including positions as senior vice president and as chief financial officer, Mr. Sparby provides a broad understanding of the public utility and natural gas pipeline industries, including renewable energy expertise. His lengthy senior leadership experience with a public company also contributes to the board.

Career Highlights

- Senior vice president and group president, revenue, of Xcel Energy and president and chief executive officer of its subsidiary, NSP-Minnesota, from May 2013 until his retirement in December 2014; senior vice president and group president, from September 2011 to May 2013; chief financial officer from March 2009 to September 2011; and president and chief executive officer of NSP-Minnesota from 2008 to March 2009. He joined Xcel Energy, or its predecessor Northern States Power Company, as an attorney in 1982 and held positions of increasing responsibility.

- Attorney with the State of Minnesota, Office of Attorney General, from 1980 to 1982, during which period his responsibilities included representation of the Department of Public Service and the Minnesota Public Utilities Commission.

Other Leadership Experience

- Board of Trustees of Mitchell Hamline School of Law from July 2011 to July 2020.

- Board of Trustees of the College of St. Scholastica since July 2012, including service as chair from September 2020 to August 2022.



Chenxi Wang
Age 52

Independent Director Since 2019
Audit Committee
Environmental and Sustainability Committee

Key Contributions to the Board: Having significant technology and cybersecurity expertise through her management and leadership positions with several organizations, Ms. Wang contributes knowledge to the board on technology and cybersecurity issues. As the founder and managing general partner of a cybersecurity-focused venture fund, Ms. Wang also provides knowledge regarding capital markets and business development.

Career Highlights

- Founder and managing general partner of Rain Capital Fund, L.P., a cybersecurity-focused venture fund aiming to fund early-stage, transformative technology innovations in the security market with a goal of supporting women and minority entrepreneurs, since December 2017.

- Chief strategy officer at Twistlock, Inc., an automated and scalable cloud native cybersecurity platform, from August 2015 to March 2017.

- Vice president, cloud security & strategy of CipherCloud, LLC, a cloud security software company, from January 2015 to August 2015.

- Vice president of strategy of Intel Security, a company focused on developing proactive, proven security solutions and services that protect systems, networks, and mobile devices, from April 2013 to January 2015.

- Principal analyst and vice president of research at Forrester Research, a market research company that provides advice on existing and potential impact of technology, from January 2007 to April 2013.

- Assistant research professor and associate professor of computer engineering at Carnegie Mellon University from September 2001 through August 2007.

- Founder and director of Forte Group, an advocacy and education non-profit organization focusing on women in the cybersecurity industry, since November 2022.

Other Leadership Experience

- Technical Board of Advisors of Secure Code Warriors, a Sydney-based cybersecurity company, since June 2019.

- Board of directors of OWASP Global Foundation, a nonprofit global community that drives visibility and evolution in the safety and security of the world's software, from January 2018 to December 2019, including a term as vice chair.

- Recipient of the 2019 Investor in Women Award by Women Tech Founders Foundation, an organization dedicated to advancing women in the technology industry.

- Board observer of ProjectDiscovery, Inc., an open-source software company that simplifies security operations for engineers and developers, since October 2022.

- Board observer of Stanza System, Inc., a company that specializes in site reliability engineering, since November 2022.

Additional Information - Majority Voting

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors contained in our corporate governance guidelines requires any proposed nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

• receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders; and

• acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions on how to vote. Please be sure to give specific voting instructions to your broker so your vote can be counted.

Board Evaluations and Process for Selecting Directors

Our corporate governance guidelines require that the board, in coordination with the nominating and governance committee, annually reviews and evaluates the performance and functioning of the board and its committees.

The board evaluation process includes the following steps:



1 QUESTIONNAIRES

During 2022, each director completed an anonymous written questionnaire with the opportunity to provide comments. In addition, committee members completed a separate written questionnaire related to the operation of the respective committees.



2 BOARD SUMMARY AND FEEDBACK

The results of the written questionnaires were anonymously aggregated and provided to the board and each committee. Key strengths and opportunities for improvement of the board and each committee were reviewed and discussed in an executive session of the board in connection with this process.



3 BOARD SUCCESSION

As part of the annual board evaluation process, the nominating and governance committee evaluates our directors considering the current needs of the board and the company. This evaluation supports the nominating and governance committee's consideration of board succession and potential director recruitment throughout the year.

Director Qualifications, Skills, and Experience

Director nominees are chosen to serve on the board based on their qualifications, skills, and experience, as discussed in their biographies, and how those characteristics supplement the resources and talent on the board and serve the current needs of the board and the company. Our governance guidelines provide that directors are not eligible to be nominated or appointed to the board if they are 76 years or older at the time of the election or appointment. The board does not have term limits on the length of a director's service.

In making its nominations, the nominating and governance committee assesses each director nominee by a number of key characteristics, including character, success in a chosen field of endeavor, background in publicly traded companies, independence, and willingness to commit the time needed to satisfy the requirements of board and committee membership. Although the committee has no formal policy regarding diversity, the board is committed to having a diverse and broadly inclusive membership. In recommending director nominees, the committee considers diversity in gender, ethnic background, geographic area of residence, skills, and professional experience.

Board Skills and Diversity Matrix

	Carmona Alvarez	Everist	Fagg	Goodin	Johnson	Moss	Rosenthal	Ryan	Sparby	Wang
Skills & Expertise										
EXECUTIVE MANAGEMENT/PUBLIC COMPANY — Served as CEO or other senior executive of an organization or as a director of another publicly traded company	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
ACCOUNTING/FINANCE — Experience in the preparation and review of financial statements and financial reports	✓			✓	✓	✓	✓		✓	
CAPITAL MARKETS — Experience overseeing company financings, investments, capital structures, and financial strategy	✓			✓	✓	✓	✓		✓	✓
INFORMATION TECHNOLOGY/CYBERSECURITY — Oversight of or significant background working with information technology systems, data management, and/or cybersecurity risks	✓			✓						✓
RISK MANAGEMENT AND COMPLIANCE — Regulatory and compliance expertise or experience in the identification, assessment, and mitigation of risks facing our company		✓	✓	✓	✓	✓	✓	✓	✓	✓
INDUSTRY EXPERIENCE — Experience in our businesses and related industries, including public utilities, natural gas pipelines, construction, and aggregate mining	✓	✓		✓	✓		✓		✓	
LEGAL/CORPORATE GOVERNANCE — Experience in dealing with complex legal and public company governance issues		✓		✓			✓	✓	✓	
HUMAN CAPITAL MANAGEMENT — Experience in enterprise-wide human capital management and the development of talent, including overseeing diversity and inclusion efforts.	✓			✓		✓				
ENVIRONMENT AND SUSTAINABILITY — Experience addressing environmental and sustainability issues relating to our businesses		✓	✓	✓			✓		✓	
GOVERNMENT/REGULATORY/PUBLIC AFFAIRS — Background or experience in governmental regulations and public policy issues affecting our businesses			✓	✓	✓			✓	✓	
Gender/Age/Tenure										
Gender	M	M	F	M	M	F	F	M	M	F
Age	54	73	69	61	73	69	66	69	68	52
Tenure	1	28	18	10	22	20	2	5	5	4
Race/Ethnicity/Nationality										
African American/Black										
Alaskan Native or Native American										
Asian										✓
Hispanic/Latinx	✓									
Native Hawaiian or Pacific Islander										
White (not Hispanic or Latinx origins)		✓	✓	✓	✓	✓	✓	✓	✓	
Two or more Races or Ethnicities										
LGBTQ+										

Independence	Board Refreshment	Tenure			Diversity	
		0-4 Years		Average Tenure	Gender	
90%	**New Members**	5-10 Years		**11.5 Years**	Four director nominees are women.	**40%**
	Five new members have been elected or appointed to the board over the last five years.	11+ Years			Race/Ethnicity	
The board has determined that all director nominees, other than Mr. Goodin, meet the independence standards set by the NYSE and SEC.	**+5**	The average tenure of the director nominees reflects a balance of company experience and new perspective.			Two director nominees are ethnically diverse.	**20%**

Board Composition and Refreshment

The nominating and governance committee is committed to ensuring that the board reflects a diversity of experience, skills, and backgrounds to serve the company's governance and strategic needs. In recognition of the company's commitment to diversity, the company was recognized in 2022 by 50/50 Women on Boards™ as a "3+" company for having three or more women on its board of directors.

Each of the nominees has been nominated for election to the board of directors upon recommendation by the nominating and governance committee and each has decided to stand for election.

In evaluating the needs of the board and the company, the nominating and governance committee focuses on identifying board candidates that will add gender and ethnic diversity along with relevant industry and leadership experience to the board, as well as a background and core competencies in the fields of technology, cybersecurity, and public company governance. To support this process, the nominating and governance committee engaged an independent global search firm in 2021 to assist with identifying, evaluating, and recruiting a diverse pool of potential director candidates, which led to the appointment of German Carmona Alvarez in 2022. Potential director nominees were brought to the attention of the nominating and governance committee by board members, management, advisory firms, and various organizations.

The nominating and governance committee continues to identify individuals as potential board of director candidates, particularly individuals with industry experience to support the company's strategy to create two pure-play companies of regulated energy delivery and construction materials, while pursuing organic growth opportunities and strategic acquisitions. The nominating and governance committee identified and recommended German Carmona Alvarez be appointment to the board in 2022 based on his expertise with human capital management, digital and information technology, finance, and mergers and acquisitions as well as his addition to the board's expertise and diversity.

By tenure, if the nominees are elected, the board will be comprised of three directors who have served from 0-4 years, three directors who have served from 5-10 years, and four directors who have served over 11 years. The nominating and governance committee believes this mix of director tenures provides a balance of experience and institutional knowledge with fresh perspectives. The nominating and governance committee also takes into consideration any written agreement for director nominations the company is a party to such as the Cooperation Agreement.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Director Independence

The board of directors has adopted guidelines on director independence that are included in our corporate governance guidelines. Our guidelines require that a substantial majority of the board consists of independent directors. In general, the guidelines require that an independent director must have no material relationship with the company directly or indirectly, except as a director. The board determines independence on the basis of the standards specified by the New York Stock Exchange (NYSE), the additional standards referenced in our corporate governance guidelines, and other facts and circumstances the board considers relevant. Based on its review, the board has determined that all directors, except for our chief executive officer Mr. Goodin, have no material relationship with the company and are independent.

In determining director independence, the board of directors reviewed and considered information about any transactions, relationships, and arrangements between the non-employee directors and their immediate family members and affiliated entities on the one hand, and the company and its affiliates on the other, and in particular the following transactions, relationships, and arrangements:

- *Charitable contributions by the company and the MDU Resources Foundation (Foundation) to nonprofit organizations where a director or immediate family member served as an officer or director of the organization.*

  ◦ The company and the Foundation made charitable contributions to five such nonprofit organizations that collectively totaled $15,500. None of the contributions made to any of the nonprofit entities exceeded 2% of the relevant entity's consolidated gross revenues.

- *Business relationships with entities with which a director or director nominee is affiliated.*

  ◦ Mr. Carmona Alvarez is currently the global president of applied intelligence of Wood PLC, a consulting and engineering company. The company paid an affiliate of Wood PLC approximately $6,475,000 in 2022 for services provided. The services were provided in the ordinary course of business and on substantially the same terms prevailing for comparable services from other consulting and engineering companies. Mr. Carmona Alvarez (i) played no role in the transactions between the company's subsidiaries and the Wood PLC entities; (ii) has no role, influence or oversight of the actual work of the Wood PLC entities with respect to the company; and (iii) did not receive any commission or have any financial interest in such work in a way that impacts the compensation he receives from Wood PLC. Mr. Carmona Alvarez had no role in securing or promoting the Wood PLC affiliated services.

  ◦ Ms. Fagg was a member of the Board of Trustees for Carroll College. The company received payment for services provided to Carroll College in the amount of $736 in 2022. Ms. Fagg had no role in securing or promoting the services provided to Carroll College.

The board has also determined that all members of the audit, compensation, nominating and governance, and environmental and sustainability committees of the board are independent in accordance with our guidelines and applicable NYSE and Securities Exchange Act of 1934 rules, as applicable.

Oversight of Sustainability

We are an essential infrastructure company and manage our business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help the company continue Building a Strong America®. We are committed to strong corporate governance in all areas, including governance of environmental and social responsibility.

Board of Directors. The board of directors is ultimately responsible for oversight with respect to environmental, health, safety, and other social sustainability matters applicable to the company.

Environmental and Sustainability Committee of the Board. In recognition of its responsibility for oversight with respect to environmental, health, safety, and other social sustainability matters, the board of directors in May 2019 formed the environmental and sustainability committee as a standing committee of the board with particular focus on our environmental, workplace health, safety, human capital, and other social sustainability programs and performance. The environmental and sustainability committee assists the board in fulfilling its oversight responsibilities with respect to environmental and social sustainability matters, including oversight and review of:

- **Employee, customer, and contractor safety;**

- **Climate change risks;**

- **Compliance with environmental, health, and safety laws;**

- **Human capital management;**

- **Integration of environmental and social principles into company strategy; and**

- **Significant public disclosures of environmental and sustainability matters.**

Additional oversight responsibilities of our environmental and sustainability committee are discussed on page 34.

Management Policy Committee. The company's management policy committee is comprised of the presidents of the business units and senior company officers. The management policy committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

Executive Sustainability Committee. In 2021, the company established an executive sustainability committee, which is comprised of corporate and business unit senior executives. The committee is co-chaired by our vice president, chief accounting officer and controller and a business segment president. The executive sustainability committee responsibilities include:

- Supporting execution of, and making recommendations to advance, the company's environmental and sustainability strategy; and

- Establishing, maintaining, and enhancing the processes, procedures, and controls for the company's environmental and sustainability disclosures.

For information on our sustainability reporting, as well as highlights of our environmental stewardship and social responsibility, see "Sustainability Highlights" in the Proxy Summary.

Stockholder Engagement

The company has an active stockholder outreach program. We believe in providing transparent and timely information to our investors and understand the need to align our priorities with those of our key stakeholders. Each year we routinely engage directly or indirectly with our stockholders, including large institutional stockholders. Management regularly attends and presents at investor and financial conferences and holds one-on-one meetings with investors. During 2022, the company held meetings, conference calls, and webcasts with numerous stockholders and investment firms, including focused outreach to our top 30 investors. Our active stockholder outreach program includes:

WHO WE ENGAGE	HOW WE ENGAGE	WHO PARTICIPATES
• Institutional Investors • Sell-Side Analysts • Retail Stockholders • Pension Funds • Holders of Bonds • Rating Agencies/Firms	• One-on-One and Group Meetings • Quarterly Earnings Conference Calls • Written and Electronic Communications • Company-Hosted Events and Presentations • Webcasts with Stockholders and Analysts • Industry and Sell-Side Presentations and Conferences	• Executive Management • Investor Relations • Senior Leadership • Subject Matter Experts • Board Members

KEY TOPICS OF ENGAGEMENT

- Company Strategy
- Executive Compensation
- Operational and Financial Updates
- Knife River Corporation Tax-Free Spinoff
- Strategic Review of MDU Construction Services Group, Inc.
- Capital Expenditure Forecast/Capital Allocation
- Sustainability
- Environmental, Social, and Corporate Governance Practices

KEY ENGAGEMENT RESOURCES

• MDU Resources Website at investor.mdu.com • Quarterly Earnings Webcasts • Annual Proxy Statement • Annual Report • Annual Stockholder Meeting	• Sustainability Report • Public Events and Presentations • SEC Filings • Disclosures to Various Ratings Assessors • Press Releases

OUTCOMES OF STOCKHOLDER ENGAGEMENT

- Received stockholder feedback regarding strategic initiatives
- Enhanced Sustainability Reporting with expanded disclosures of risk and opportunities in accordance with TCFD
- Cooperation Agreement entered into between the company and Corvex Management LP appointing a new director pending approval by the Federal Energy Regulatory Commission
- Stockholder feedback regularly shared with our board of directors
- Expanded disclosure of financial metrics for our business segments to help investors better understand key business drivers

Stockholder Communications with the Board

Stockholders and other interested parties who wish to contact the board of directors or any individual director, including our non-employee chair or non-employee directors as a group, should address a communication in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. The secretary will forward all communications.

Board Leadership Structure

The board separated the positions of chair of the board and chief executive officer in 2006, and our bylaws and corporate governance guidelines currently require that our chair be independent. The board believes this structure provides balance and is currently in the best interest of the company and its stockholders. Separating these positions allows the chief executive officer to focus on the full-time job of running our business, while allowing the chair to lead the board in its fundamental role of providing advice to and independent oversight of management. The chair meets and confers regularly between board meetings with the chief executive officer and consults with the chief executive officer regarding the board meeting agendas, the quality and flow of information provided to the board, and the effectiveness of the board meeting process. The board believes this split structure recognizes the time, effort, and energy the chief executive officer is required to devote to the position in the current business environment as well as the commitment required to serve as the chair, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board of directors is to provide oversight of the management of the company in good faith and in the best interests of the company and its stockholders. The board believes having an independent chair is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders including with respect to risk management as discussed below. The board has found that an independent chair is in a position to encourage frank and lively discussions including during regularly scheduled executive sessions consisting of only independent directors and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. The board believes that having separate positions and having an independent outside director serve as chair is the appropriate leadership structure for the company at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, strategic risks, operational risks, environmental and regulatory risks, competitive risks, climate and weather conditions, pension plan obligations, cyberattacks or acts of terrorism, and third party liabilities. The board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding material risks and risk management and mitigation to the board. The company's risk oversight framework also aligns with its disclosure controls and procedures. For example, the company's quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management, who participate in the risk assessment practices described below.

The board believes establishing the right "tone at the top" and full and open communication between management and the board of directors are essential for effective risk management and oversight. Our chair meets regularly with our chief executive officer to discuss strategy and risks facing the company. The chair of the board and chairs of each of the board's standing committees meet with our chief executive officer, chief financial officer, and general counsel to discuss risks and presentations to the board regarding risks. Senior management attends the quarterly board meetings and is available to address questions or concerns raised by the board on risk management-related and any other matters. Each quarter, the board of directors and its applicable committees receive presentations from senior management on enterprise risk management issues and strategic matters involving our operations. Senior management annually presents an assessment to the board of critical enterprise risks that threaten the company's strategy and business model, including risks inherent in the key assumptions underlying the company's business strategy for value creation. Periodically, the board receives presentations from external experts on matters of strategic importance to the board. At least annually, the board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

In addition, in 2022 the company developed a survey completed by both the board of directors and members of the management policy committee to identify critical enterprise risks. The company believes this program, which was designed to enable effective and efficient identification of, and visibility into, critical enterprise risks over the short, intermediate, and long-term, and to facilitate the incorporation of risk considerations into decision making across the company, and assessing and managing the company's legal, regulatory, and other compliance obligations on a global basis, provides valuable insight to the board of directors in its risk oversight efforts. In particular, the company believes its enterprise risk management programs help clearly define risk management roles and responsibilities among the board, its committees and management, bring together senior management to discuss risk, promote visibility and constructive dialogue around the risks relevant to the company's strategy and operations and helps facilitate appropriate risk response strategies at the board of directors, board committees, and management.



The Board

While the board is ultimately responsible for risk oversight at our company, our standing board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk.



Audit Committee	Compensation Committee	Nominating and Governance Committee	Environmental and Sustainability Committee
Risk Oversight Responsibilities	Risk Oversight Responsibilities	Risk Oversight Responsibilities	Risk Oversight Responsibilities
✓ Financial Reporting	✓ Executive Compensation	✓ Board Organization	✓ Environmental
✓ Internal Controls	✓ Incentive Plans	✓ Board Membership and Structure	✓ Health and Safety
✓ Cybersecurity	✓ Conflicts of Interest Assessment	✓ Succession Planning	✓ Social Sustainability
✓ Compliance with Legal and Regulatory Requirements	✓ Director Compensation Policy	✓ Corporate Governance	✓ Climate Change Risks





Management

The management policy committee meets monthly, or more frequently as warranted, to receive reports from each business unit on safety, operations, business development, and to discuss the company's challenges and opportunities. Reports are also provided by the company's financial, human resources, legal, and enterprise information technology departments. Special presentations are made by other employees on matters that affect the company's operations. The company has also developed a robust compliance program to promote a culture of compliance, consistent with the right "tone at the top," to mitigate risk. The program includes training and adherence to our code of conduct and legal compliance guide. We further mitigate risk through our internal audit and legal departments.

- **Audit Committee.** The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk management in a general manner and specifically in the areas of financial reporting, internal controls, cybersecurity, compliance with legal and regulatory requirements, and related person transactions, and, in accordance with NYSE requirements, discusses with the board policies with respect to risk assessment and risk management and their adequacy and effectiveness. The audit committee receives regular reports on the company's compliance program, including reports received through our anonymous reporting hotline. It also receives reports and regularly meets with the company's external and internal auditors. During its quarterly meetings in 2022, the audit committee received presentations or reports from management on cybersecurity and the company's mitigation of cybersecurity risks as well as assessment and mitigation reports on other compliance and risk-related topics. The entire board was present for cybersecurity risk presentations and had access to the reports. The audit committee discussed areas where the company may have material risk exposure, steps taken to manage such exposure, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board of directors on the company's management of risks in the audit committee's areas of responsibility.

- **Compensation Committee.** The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

- **Nominating and Governance Committee.** The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, board membership and structure, succession planning for our directors and executive officers, and corporate governance.

- **Environmental and Sustainability Committee.** The environmental and sustainability committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks related to environmental, human capital management, health, safety, and other social and sustainability matters that fundamentally affect the company's business interests and long-term viability. The environmental and sustainability committee responsibilities include reviewing significant risks and exposures to the company regarding current and emerging environmental and social sustainability matters, including climate change risks, and discussing with management and overseeing actions taken by the company in response thereto. The environmental and sustainability committee also reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water, and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation, into the company's strategy and operations. The environmental and sustainability committee receives regular reports on the company's safety statistics relating to organization-wide year-to-date recordable incident rates, days away, restricted or transferred rates, and preventable vehicle accident rates.

Board Meetings and Committees

During 2022, the board of directors held four regular meetings and seven special meetings. Each director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2022, in each case, during the time period which each director served. Directors are encouraged to attend our annual meeting of stockholders. All directors attended our 2022 annual meeting of stockholders.

The board has standing audit, compensation, nominating and governance, and environmental and sustainability committees which meet at least quarterly. The table below provides current committee membership.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee	Environmental and Sustainability Committee
German Carmona Alvarez		●	●	
Thomas Everist		●	●	
Karen B. Fagg		C		●
Patricia L. Moss		●		C
Dale S. Rosenthal	●		●	
Edward A. Ryan	●		C	
David M. Sparby	C			●
Chenxi Wang	●			●

C - Chair

● - Member

Below is a description of each standing committee of the board. The board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities and Exchange Commission (SEC), and the director independence standards established by the board. The board has also determined that each member of the audit committee and the compensation committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

Nominating and Governance Committee	Met Five Times in 2022

The nominating and governance committee met five times during 2022. The current committee members are Edward A. Ryan, chair, German Carmona Alvarez, Thomas Everist, and Dale S. Rosenthal.

The nominating and governance committee is governed by a written charter and provides recommendations to the board with respect to:

- board organization, membership, and function;

- committee structure and membership;

- succession planning for our executive management and directors; and

- our corporate governance guidelines.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility.

The committee identifies individuals qualified to become directors and recommends to the board the director nominees for the next annual meeting of stockholders. The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management.

In identifying nominees for director, the committee consults with board members, management, search firms, consultants, organizational representatives, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

In evaluating director candidates, the committee, in accordance with our corporate governance guidelines, considers an individual's:

- background, character, and experience, including experience relative to our company's lines of business;

- skills and experience which complement the skills and experience of current board members;

- success in the individual's chosen field of endeavor;

- skill in the areas of accounting and financial management, banking, business management, human resources, marketing, operations, public affairs, law, technology, risk management, and governance;

- background in publicly traded companies, including service on other public company boards of directors;

- geographic area of residence;

- business and professional experience, skills, gender, and ethnic background, as appropriate in light of the current composition and needs of the board;

- independence, including any affiliation or relationship with other groups, organizations, or entities; and

- compliance with applicable law and applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and other policies and guidelines of the company.

Our bylaws also contain requirements that a person must meet to qualify for service as a director.

In addition, on January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors.

The nominating and governance committee assesses these considerations annually in connection with the nomination of directors for election at the annual meeting of stockholders. The committee seeks a collective background of board members to provide a portfolio of experience and knowledge that serves the company's governance and strategic needs and best perpetrates our long-term success. Directors should have demonstrated experience and knowledge that is relevant to the board's oversight role of the company's business. The nominating and governance committee also considers the board's diversity in recommending nominees, including diversity of experience, expertise, ethnicity, gender, and geography. The composition of the current board and the board nominees reflects diversity in business and professional experience, skills, ethnicity, gender, and geography.

Audit Committee	**Met Nine Times in 2022**

The audit committee is a separately-designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and is governed by a written charter.

The audit committee met nine times during 2022. The current audit committee members are David M. Sparby, chair, Dale S. Rosenthal, Edward A. Ryan, and Chenxi Wang. The board of directors determined that Mr. Sparby and Ms. Rosenthal are "audit committee financial experts" as defined by SEC rules, and all audit committee members are financially literate within the meaning of the listing standards of the NYSE. All members also meet the independence standard for audit committee members under our director independence guidelines, the NYSE listing standards, and SEC rules.

The audit committee assists the board of directors in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent registered public accounting firm, and the internal auditors. The audit committee reviews and discusses with management and the independent registered public accounting firm, before filing with the SEC, the annual audited financial statements and quarterly financial statements. The audit committee also:

- assists the board's oversight of:

  ◦ the integrity of our financial statements and system of internal controls;

  ◦ the company's compliance with legal and regulatory requirements and the code of conduct;

  ◦ discussions with management regarding the company's earnings releases and guidance;

  ◦ the independent registered public accounting firm's qualifications and independence;

  ◦ the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm;

  ◦ the performance of our internal audit function and independent registered public accounting firm; and

  ◦ management of risk in the audit committee's areas of responsibility, including cybersecurity, financial reporting, legal and regulatory compliance, and internal controls.

- arranges for the preparation of and approves the report that SEC rules require we include in our annual proxy statement. See the section entitled "Audit Committee Report" for further information.

Compensation Committee   **Met Seven Times in 2022**

During 2022, the compensation committee met seven times. The compensation committee consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the NYSE listing standards and who meet the definitions of non-employee directors for purposes of Rule 16-b under the Exchange Act. Current members of the compensation committee are Karen B. Fagg, chair, German Carmona Alvarez, Thomas Everist, and Patricia L. Moss.

The compensation committee is governed by a written charter and assists the board of directors in fulfilling its responsibilities relating to the company's compensation policies and programs. It has direct responsibility for determining compensation for our Section 16 officers and for overseeing the company's management of compensation risk in its areas of responsibility. In determining the long-term incentive component of CEO compensation, the compensation committee may consider, among others, the company's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years. The compensation committee also reviews and recommends any changes to director compensation policies to the board of directors. The authority and responsibility of the compensation committee is outlined in the compensation committee's charter.

The compensation committee uses analysis and recommendations from outside consultants, the chief executive officer, and the human resources department in making its compensation decisions. The chief executive officer, the chief human resources officer, and the general counsel regularly attend compensation committee meetings. The committee meets in executive session as needed. The processes and procedures for consideration and determination of compensation of the Section 16 officers as well as the role of our executive officers are discussed in the "Compensation Discussion and Analysis."

The compensation committee has sole authority to retain compensation consultants, legal counsel, or other advisers to assist in its duties. The committee is directly responsible for the appointment, compensation, and oversight of the work of such advisers. The compensation committee retained an independent compensation consultant, Meridian Compensation Partners, LLC (Meridian), to conduct a competitive analysis on executive compensation for 2022 and an analysis of CEO pay and performance. Prior to retaining an adviser, the compensation committee considered relevant factors to ensure the adviser's independence from management. Annually the compensation committee conducts a potential conflicts of interest assessment raised by the work of any compensation consultant and how such conflicts, if any, should be addressed. The compensation committee requested and received information from Meridian to assist in its potential conflicts of interest assessment. Based on its review and analysis, the compensation committee determined in 2022 that Meridian was independent from management. Meridian does not provide any services other than consultation services to the compensation committee on executive and director compensation matters. Meridian reports directly to the compensation committee and not to management. Meridian participated in executive sessions with the compensation committee without members of management present.

The board of directors determines compensation for our non-employee directors based upon recommendations from the compensation committee. In 2022, the compensation committee retained Meridian to conduct an analysis of the company's compensation for non-employee directors.

Environmental and Sustainability Committee	**Met Five Times in 2022**

The environmental and sustainability committee met five times during 2022. The committee is governed by a written charter and consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the listing standards of the NYSE. The current members of the committee are Patricia L. Moss, chair, Karen B. Fagg, David M. Sparby, and Chenxi Wang.

The environmental and sustainability committee oversees and provides recommendations to the board with respect to the company's policies, strategies, public policy positions, programs, and performance related to environmental, workplace health, safety, human capital, and other social sustainability matters that fundamentally affect the company's business interests and long-term viability. The environmental and sustainability committee:

- reviews significant risks and exposures regarding current and emerging environmental and social sustainability matters, including climate change risks, and discusses with management and oversees actions taken by the company in response to such risks and exposures;

- reviews the company's environmental and social sustainability strategies, goals, commitments, policies, and performance;

- reviews human capital management related to the company's operations, including employee recruitment and retention, training, wellness, gender pay equity, diversity, and inclusion;

- reviews any fatality, serious injury, or illness involving an employee, customer, contractor, or third-party occurring in connection with the company's operations;

- reviews any material noncompliance by the company with environmental, health, and safety laws and regulations;

- reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation with and into the company's strategy and operations;

- reviews the company's communication strategy and significant public disclosures relating to environmental and social sustainability matters;

- considers and advises the compensation committee on the company's performance with respect to incentive compensation metrics relating to environmental and social sustainability matters;

- reports to, advises, and makes recommendations to the board on environmental and social sustainability matters affecting the company; and

- reviews stockholder proposals related to environmental and social sustainability matters.

Additional Governance Features

Board and Committee Evaluations
Our corporate governance guidelines provide that the board of directors, in coordination with the nominating and governance committee, will annually review and evaluate the performance and functioning of the board and its committees. The self-evaluations are intended to facilitate a candid assessment and discussion by the board and each committee of its effectiveness as a group in fulfilling its responsibilities, its performance as measured against the corporate governance guidelines, and areas for improvement. The board and committee members are provided with a questionnaire and the results were anonymously aggregated and provided to the board and each committee. The results of the evaluations are reviewed and discussed in executive sessions of the committees and the board of directors. For more detail on our board evaluation process, see "Board Evaluations and Process for Selecting Directors" in the section entitled "Board of Directors."

Executive Sessions of the Independent Directors
The non-employee directors meet in executive session at each regularly scheduled quarterly board of directors meeting. The chair of the board presides at the executive session of the non-employee directors.

Director Resignation Upon Change of Job Responsibility
Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility. In 2022, no directors submitted resignations under this requirement.

Majority Voting in Uncontested Director Elections

Our corporate governance guidelines require that in uncontested elections (those where the number of nominees does not exceed the number of directors to be elected), director nominees must receive the affirmative vote of a majority of the votes cast to be elected to our board of directors. Contested director elections (those where the number of director nominees exceeds the number of directors to be elected) are governed by a plurality of the vote of shares present in person or represented by proxy at the meeting.

The board has adopted a director resignation policy for incumbent directors in uncontested elections. Any proposed nominee for re-election as a director shall, before he or she is nominated to serve on the board, tender to the board his or her irrevocable resignation that will be effective, in an uncontested election of directors only, upon (i) such nominee's receipt of a greater number of votes "against" election than votes "for" election at our annual meeting of stockholders; and (ii) acceptance of such resignation by the board of directors.

Director Overboarding Policy

Our bylaws and corporate governance guidelines state that a director may not serve on more than two other public company boards. Currently, all of our directors are in compliance with this policy.

Board Refreshment

Recognizing the importance of board composition and refreshment for effective oversight, the nominating and governance committee annually considers the composition and needs of the board of directors, reviews potential candidates, and recommends to the board nominees for appointment or election. The nominating and governance committee and the board are committed to identifying individuals with diverse backgrounds whose skills and experiences will enable them to make meaningful contributions to shaping the company's business strategy and priorities. To further board refreshment efforts, the nominating and governance committee engaged an independent global search firm in 2021 to assist with identifying, evaluating and recruiting a diverse pool of potential director candidates. As part of its consideration of director succession, the nominating and governance committee from time to time reviews, including when considering potential candidates, the appropriate skills and characteristics required of board members. The board considers diversity of skills, expertise, race, ethnicity, gender, age, education, geography, cultural background, and professional experiences in evaluating board candidates for expected contributions to an effective board. Independent directors may not serve on the board beyond the next annual meeting of stockholders after attaining the age of 76. Given the breadth of our businesses, we believe the mandatory retirement age allows us to benefit from experienced directors, with industry expertise, company institutional knowledge and historical perspective, stability, and comfort with challenging company management, while maintaining our ability to refresh the board through the addition of new members. Mr. Sparby and Mr. Ryan joined the board in 2018; Ms. Wang joined the board in 2019; Ms. Rosenthal joined the board in 2021; and Mr. Carmona Alvarez joined in 2022. On January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors. For further details on the Cooperation Agreement, see the section entitled "Corporate Governance."

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend in the same manner we consider other nominees. Stockholders who wish to recommend a director candidate may submit recommendations, along with the information set forth in the guidelines, to the nominating and governance committee chair in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650.

Stockholders who wish to nominate persons for election to our board at an annual meeting of stockholders must follow the applicable procedures set forth in Section 2.08 or 2.10 of our bylaws. Our bylaws are available on our website. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2023 Annual Meeting" in the section entitled "Information about the Annual Meeting" for further details.

Prohibitions on Hedging/Pledging Company Stock

The director compensation policy prohibits directors from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call. The executive compensation policy prohibits executives from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call.

Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide. It applies to all directors, officers, and employees. The Leading With Integrity Guide defines our values, our culture, and our commitments to stakeholders while setting expectations of employee conduct for legal and ethical compliance. We also have a Vendor Code of Conduct setting forth our expectations of vendors including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. Our Vendor Code of Conduct is available on our company website, which is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

We intend to satisfy our disclosure obligations regarding amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer, and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b), and waivers of the code of conduct for our directors or executive officers, as required by NYSE listing standards, by posting such information on our website.

Proxy Access

Our bylaws allow stockholders to nominate directors for inclusion in our Proxy Statement subject to the following parameters:

Ownership Threshold:	3% of outstanding shares of our common stock
Nominating Group Size:	Up to 20 stockholders may combine to reach the 3% ownership threshold
Holding Period:	Continuously for three years
Number of Nominees:	The greater of two nominees or 20% of our board

We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. Stockholders who wish to nominate directors for inclusion in our Proxy Statement in accordance with proxy access must follow the procedures in Section 2.10 of our bylaws. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2023 Annual Meeting."

Cybersecurity Oversight

The audit committee reviewed reports and received presentations at each of its regular quarterly meetings in 2022 concerning cybersecurity-related issues including information security, technology risks, and risk mitigation programs. All members of the board of directors received copies of reports and were present during the presentations. In 2014, the board established a Cyber Risk Oversight Committee (CYROC) consisting of the company's chief information officer and chief financial officer as well as financial, information technology, and other leaders from the company's business segments. The CYROC provides management and the audit committee with analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the company's electronic information, information technology, and operation technology systems. The company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the company's data. External reviews are conducted to assess company information security programs and practices, including incident management, service continuity, and information security compliance programs. The company has not had an indication of a material cybersecurity breach and has not incurred any expenses, penalties, or settlements arising from a material cybersecurity breach. The company maintains a cyber liability insurance policy providing insurance coverage within the policy limits for liability losses and business interruption events arising from a material cybersecurity breach. The audit committee receives periodic briefings concerning cybersecurity, information security, technology risks, and risk mitigation programs.

Corporate Governance Materials

Stockholders can see our bylaws, corporate governance guidelines, board committee charters, and Leading With Integrity Guide on our website. The information on our website is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.

Corporate Governance Materials	**Website**
• Bylaws	investor.mdu.com/governance/governance-documents
• Corporate Governance Guidelines	investor.mdu.com/governance/governance-documents
• Board Committee Charters for the Audit, Compensation, Nominating and Governance, and Environmental and Sustainability Committees	investor.mdu.com/governance/governance-documents
• Leading With Integrity Guide	www.mdu.com/about-us/integrity

Related Person Transaction Disclosure

The board of directors' policy for the review of related person transactions is contained in our corporate governance guidelines. The policy requires the audit committee to review any proposed transaction, arrangement or relationship, or series thereof:

• in which the company was or will be a participant;

- the amount involved exceeds $120,000; and

- a related person had or will have a direct or indirect material interest.

Prior to the company entering into a related person transaction that would be required to be disclosed under the SEC rules, the audit committee will, after a reasonable prior review and consideration of the material facts and circumstances, make a determination or recommendation to the board and appropriate officers of the company with respect to the transactions as the audit committee deems appropriate. The committee will prohibit any such related person transaction if it determines it to be inconsistent with the best interests of the company and its stockholders.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to our general counsel all proposed or existing related person transactions in which they are involved.

We had no related person transactions in 2022.

Cooperation Agreement

On January 24, 2023, the company entered into the Cooperation Agreement with Keith A. Meister and Corvex Management LP (Mr. Meister and Corvex Management LP, together with their respective affiliates, the Corvex Group).

Pursuant to the Cooperation Agreement, the company agreed, among other things, to appoint Corvex Management LP partner James H. Gemmel to the board of directors, subject to the approval of the Federal Energy Regulatory Commission under the Federal Power Act (FERC Approval). The Cooperation Agreement also provides that, prior to the receipt of the FERC Approval, Mr. Gemmel would be appointed as a non-voting board observer of the board of directors, effective immediately following the execution of the Cooperation Agreement on January 24, 2023, which he was on January 24, 2023.

Under the terms of the Cooperation Agreement, if FERC Approval had been obtained on or before the date that is fifteen (15) business days prior to the date on which the company expected to mail its proxy statement relating to the 2023 annual meeting of stockholders, then (i) immediately following the date of the FERC Approval, the size of the board of directors would have been increased by one director and Mr. Gemmel would have been appointed to the board of directors for a term expiring at the 2023 annual meeting and (ii) the company would nominate Mr. Gemmel for re-election at the 2023 annual meeting for a term expiring at the 2024 annual meeting of stockholders. The FERC Approval was not obtained prior to the 2023 proxy mailing deadline. If the FERC Approval is obtained after the 2023 proxy deadline, then, immediately after the later of the date the FERC Approval is received and the completion of the 2023 annual meeting, the size of the board of directors will be increased by one director and Mr. Gemmel will be appointed to the board of directors for a term expiring at the 2024 annual meeting. Upon Mr. Gemmel's appointment to the board of directors, Mr. Gemmel will cease to be a non-voting board observer.

Pursuant to the Cooperation Agreement, the Corvex Group has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions. In addition, the Cooperation Agreement provides for customary director replacement procedures in the event Mr. Gemmel ceases to serve as a director or non-voting board observer under certain circumstances as specified in the Cooperation Agreement. Furthermore, in connection with Mr. Gemmel's appointment, Corvex Management LP and Mr. Meister also entered into a customary confidentiality agreement with respect to the company's information.

The Cooperation Agreement also provides that Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) will resign from the board of directors effective upon the earliest of the following (Resignation Event): (i) the second business day following such time as the Corvex Group ceases to hold a "net long position" (as defined in the Cooperation Agreement) of at least 8,100,000 shares of the company's common stock; (ii) the later of each of (a) the closing of the company's previously announced distribution of the equity of Knife River Corporation to the company's stockholders and/or the closing of the sale, distribution or other disposal (in one or a series of transactions) of any such shares not so distributed, in each case, such that the company and any subsidiary thereof, no longer holds, directly or indirectly, any equity interest or any other securities in Knife River Corporation, and (b) the closing of the sale, distribution or other complete disposition of 100% of MDU Construction Services Group, Inc. or its business (in one or a series of transactions), such that the company and any subsidiary thereof, no longer holds any interest in the business of MDU Construction Services Group, Inc.; (iii) the date of the 2024 annual meeting, unless the board of directors has determined to nominate Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) for election at the 2024 annual meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) of the confidentiality agreement or certain provisions of the Cooperation Agreement.

The Cooperation Agreement will terminate on the earlier of (i) the date that Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) no longer serves as a non-voting board observer or a director and (ii) the occurrence of a Resignation Event.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Director Compensation for 2022

MDU Resources' non-employee directors are compensated for their service according to the MDU Resources Group Inc. Director Compensation Policy. Only one company employee, David L. Goodin, the company's president and chief executive officer, serves as a director. Mr. Goodin receives no additional compensation for his service on the board. Director compensation is reviewed annually by the compensation committee. The committee's independent compensation consultant provided an analysis of the company's director compensation for 2022. The analysis included research on market trends in director compensation as well as a review of director compensation practices of companies in our compensation benchmarking peer group. The independent compensation consultant, Meridian, prepared a report on director compensation which indicated the company's average annual cash and equity compensation for the company's non-employee directors was below the 50th percentile of the company's peer group. The compensation committee and board concurred with the independent compensation consultant's recommendations and adjusted the annual compensation of non-executive directors effective June 1, 2022 as follows:

	Prior to June 1, 2022	Effective June 1, 2022
Base Cash Retainer	$100,000	$110,000
Additional Cash Retainers:		
Non-Executive Chair	112,500	125,000
Audit Committee Chair	20,000	20,000
Compensation Committee Chair	15,000	15,000
Nominating and Governance Committee Chair	15,000	15,000
Environmental and Sustainability Committee Chair	15,000	15,000
Annual Stock Grant[1] - Directors (other than Non-Executive Chair)	140,000	150,000
Annual Stock Grant[2] - Non-Executive Chair	165,000	175,000

[1] The annual stock grant is a grant of shares of company common stock equal in value to $150,000.

[2] The annual stock grant is a grant of shares of company common stock equal in value to $175,000.

The annual stock grant for non-executive directors is for the director's service provided during the calendar year. The payment occurs in November each year following the regularly scheduled board of directors meeting. Directors serving less than a full year receive a prorated stock payment based on the number of months served in the applicable calendar year.

There are no meeting fees paid to the directors.

The following table outlines the compensation paid to our non-employee directors for 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
German Carmona Alvarez[3]	18,333	25,000	9	43,342
Thomas Everist	105,833	150,000	5,103	260,936
Karen B. Fagg	120,833	150,000	3,703	274,536
Dennis W. Johnson	225,625	175,000	5,103	405,728
Patricia L. Moss	120,833	150,000	2,603	273,436
Dale S. Rosenthal	105,833	150,000	103	255,936
Edward A. Ryan	120,833	150,000	1,603	272,436
David M. Sparby	125,833	150,000	5,853	281,686
Chenxi Wang	105,833	150,000	103	255,936

[1] Directors receive an annual payment of $150,000 in company common stock, except the non-executive chair who receives $175,000 in company common stock, under the MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan. Directors serving less than a full year receive a prorated stock payment based on the number of months served. All stock payments are measured in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. The grant date fair value is based on the purchase price of our common stock on the grant date of November 21, 2022, which was $30.64 per share. The amount paid in cash for fractional shares is included in the amount reported in the stock awards column to this table.

[2] Includes group life insurance premiums and charitable donations made on behalf of the director as applicable. Amounts for life insurance premiums reflect prorated amounts for directors serving less than a full year based on the number of months served.

[3] Mr. Carmona Alvarez was elected to the board on November 17, 2022. The fees earned and stock award reflected above are prorated for his service during 2022.

Other Compensation

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the board. The annual cost per director is $103.20. Directors who contribute to the company's Good Government Fund may designate up to four charities to receive donations from the company, depending on the amount of the director's contribution to the Good Government Fund. Directors are reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees. Perquisites, if any, were below the disclosure threshold in 2022.

Deferral of Compensation

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board. For directors who participated in the post-retirement income plan for directors before its termination in May 2001, the net present value of each director's benefit was calculated and converted into phantom stock which will be paid pursuant to the Deferred Compensation Plan for Directors.

Stock Ownership Policy

Our director stock ownership policy contained in our corporate governance guidelines requires each director to beneficially own our common stock equal in value to five times the director's annual cash base retainer. Shares acquired through purchases on the open market and received through our Non-Employee Director Long-Term Incentive Compensation Plan are considered in ownership calculations as well as other beneficial ownership of our common stock by a spouse or other immediate family member residing in the director's household. A director is allowed five years commencing January 1 of the year following the year of the director's initial election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. All directors are in compliance with the stock ownership policy or are within the first five years of their election to the board. For further details on our director's stock ownership, see the section entitled "Security Ownership."

SECURITY OWNERSHIP

Security Ownership Table

The table below sets forth the number of shares of our common stock that each director, each named executive officer, and all directors and executive officers as a group owned beneficially as of February 28, 2023. Unless otherwise indicated, each person has sole investment and voting power (or share such power with his or her spouse) of the shares noted.

Name[1]	Shares of Common Stock Beneficially Owned	Percent of Class
German Carmona Alvarez	816	*
David C. Barney	107,887 [2,3]	*
Thomas Everist	667,152	*
Karen B. Fagg	92,827	*
David L. Goodin	385,045 [2]	*
Dennis W. Johnson	128,338 [4]	*
Nicole A. Kivisto	112,061 [2,5]	*
Patricia L. Moss	92,212	*
Dale S. Rosenthal	8,116	*
Edward A. Ryan	36,719	*
David M. Sparby	35,455	*
Jeffrey S. Thiede	126,972 [2]	*
Jason L. Vollmer	71,095 [2]	*
Chenxi Wang	17,505	*
All directors and executive officers as a group (19 in number)	2,060,498 [2,6]	1.0 %

[*] Less than one percent of the class. Percent of class is calculated based on 203,623,893 outstanding shares as of February 28, 2023.

[1] The table includes the ownership of all current directors, named executive officers, and other executive officers of the company without naming them.

[2] Includes full shares allocated to the officer's account in our 401(k) retirement plan.

[3] The total includes 687 shares owned by Mr. Barney's spouse.

[4] Mr. Johnson disclaims all beneficial ownership of the 163 shares owned by his spouse.

[5] The total includes 531 shares owned by Ms. Kivisto's spouse.

[6] Includes shares owned by a director's or executive's spouse regardless of whether the director or executive claims beneficial ownership.

Hedging Policy

The company's Director Compensation Policy and its Executive Compensation Policy prohibit our directors and executives from hedging their ownership of company stock. The Director Compensation Policy applies to all directors who are not full-time employees of the company. The Executive Compensation Policy applies to the executives of the company designated as an officer for purposes of Section 16 of the Securities Exchange Act of 1934 as well as all other executives of the company and its subsidiaries who participate in its Long-Term Performance-Based Incentive Plan and its Executive Incentive Compensation Plan. Under the policies, directors and executives are prohibited from engaging in transactions that allow them to own stock technically but without the full benefits and risks of such ownership, including, but not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, forward sale contracts, and other financial transactions that allow the director or executive to benefit from the devaluation of the company's stock.

The company policies also prohibit directors, executives, and related persons from holding company stock in a margin account, with certain exceptions, or pledging company securities as collateral for a loan. Company common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. "Related person" means an executive officer's or director's spouse, minor child, and any person (other than a tenant or domestic employee) sharing the household of a director or executive officer as well as any entities over which a director or executive officer exercises control.

Greater Than 5% Beneficial Owners

Based solely on filings with the SEC, the table below shows information regarding the beneficial ownership of more than 5% of the outstanding shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	**The Vanguard Group** 100 Vanguard Blvd. Malvern, PA 19355	22,021,300 [1]	10.83%
Common Stock	**BlackRock, Inc.** 55 East 52nd Street New York, NY 10055	18,827,655 [2]	9.30%
Common Stock	**State Street Corporation** State Street Financial Center One Lincoln Street Boston, MA 02111	16,216,240 [3]	7.97%

[1] Based solely on the Schedule 13G, Amendment No. 11, filed on February 9, 2023, The Vanguard Group reported sole dispositive power with respect to 21,738,805 shares, shared dispositive power with respect to 282,495 shares, and shared voting power with respect to 104,218 shares.

[2] Based solely on the Schedule 13G, Amendment No. 14, filed on January 24, 2023, BlackRock, Inc. reported sole voting power with respect to 18,214,136 shares and sole dispositive power with respect to 18,827,655 shares as the parent holding company or control person of BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; and BlackRock Fund Managers Ltd.

[3] Based solely on the Schedule 13G, filed on February 10, 2023, State Street Corporation reported shared voting power with respect to 15,823,579 shares and shared dispositive power with respect to 16,216,240 shares as the parent holding company or control person of SSGA Funds Management, Inc.; State Street Global Advisors, Limited; State Street Global Advisors, LTD; State Street Global Advisors Europe Limited; State Street Global Advisors Asia, Limited; and State Street Global Advisors Trust Company.

Delinquent Section 16(a) Reports

Section 16 of the Securities Exchange Act of 1934, as amended, requires officers, directors, and holders of more than 10% of our common stock to file reports of their trading in our equity securities with the SEC. Based solely on a review of Forms 3, 4, and 5, and any amendments to these forms furnished to us during and with respect to 2022, or written representation that no Form 5 was required, all such reports were timely filed, except for a Form 4 for David L. Goodin, David C. Barney, Stephanie A. Barth, Trevor J. Hastings, Anne M. Jones, Nicole A. Kivisto, Karl A. Liepitz, Margaret (Peggy) A. Link, Jeffrey S. Thiede, and Jason L. Vollmer in February 2022 related to the award of restricted stock units that vest on December 31, 2024.

EXECUTIVE COMPENSATION

ITEM 2. ADVISORY VOTE TO APPROVE THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(b), we are asking our stockholders to indicate, on an advisory basis, whether future advisory votes to approve the compensation paid to our named executive officers should be held every year, every two years, or every three years. This proposal is also known as a "say-on-frequency" proposal.

Our board of directors has determined that our stockholders should have the opportunity to vote on the compensation of our named executive officers every year. The board of directors believes that giving our stockholders the right to cast an advisory vote every year on the compensation of our named executive officers is a good corporate governance practice and is in the best interests of our stockholders. Annual advisory votes provide the highest level of accountability and direct communication with our stockholders.

The board has discussed and carefully considered the alternatives regarding the frequency of future advisory votes to approve executive compensation in an effort to determine the approach that would best serve the company and its stockholders. Our board has considered several factors supporting an annual vote, including:

• An annual say-on-pay vote is consistent with past practice, as we have been conducting an annual vote since 2011.

• An annual say-on-pay vote provides us with immediate and direct input from our stockholders on our compensation principles and practices as disclosed in the proxy statement every year.

• An annual say-on-pay vote provides frequent feedback from our stockholders, which is consistent with our efforts to seek input from our stockholders regarding corporate governance and our compensation philosophy.

• The lack of an annual say-on-pay vote might make it more difficult for us to understand the outcome of a stockholder vote as to whether the stockholder vote pertains to the compensation disclosed in the current year proxy statement or pay practices over the previous year or two years. As a result, a frequency other than annual might make it more difficult for the board to understand and respond appropriately to the message being communicated by our stockholders.

• Our stockholders voted to recommend an annual say-on-pay vote at our 2017 annual meeting of stockholders.

By voting on this Item 2, stockholders are not approving or disapproving the board of directors' recommendation, but rather are indicating whether they prefer an advisory vote on named executive officer compensation be held every year, every two years, or every three years. Stockholders may also abstain from voting.

Although the board of directors intends to carefully consider the voting results of this proposal, it is an advisory vote and the results will not be binding on the board of directors or the company, and the board of directors may decide that it is in the best interests of our stockholders and the company to hold an advisory vote on executive compensation more or less frequently than the option selected by our stockholders. In accordance with Section 14A of the Exchange Act, the next "say-on-frequency" vote will be held no later than the annual meeting of the stockholders in 2029.

> **The board of directors recommends that an advisory vote on compensation paid to our named executive officers be held every year.**

The frequency of every year, every two years, or every three years that receives the most votes of our common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal will be the frequency for the advisory vote on executive compensation that has been recommended by our stockholders. Abstentions will not count as votes for or against any frequency. Broker non-votes are not counted as voting power present and, therefore, are not counted in the vote.

ITEM 3. ADVISORY VOTE TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(a), we are asking our stockholders to approve, in an advisory vote, the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. As discussed in the Compensation Discussion and Analysis, the compensation committee and board of directors believe the current executive compensation program directly links compensation of the named executive officers to our financial performance and aligns the interests of the named executive officers with those of our stockholders. The compensation committee and board of directors also believe the executive compensation program provides the named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward the named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy for 2022 was built on a foundation of these guiding principles:

- we pay for performance, with over 58% of our 2022 total target direct compensation for the named executive officers in the form of performance-based incentive compensation;

- we review competitive compensation data for the named executive officers, to the extent available, and incorporate internal equity in the final determination of target compensation levels;

- we align executive compensation and performance by using annual performance incentives based on criteria that are important to stockholder value, including earnings, earnings per share, and earnings before interest, taxes, depreciation, and amortization (EBITDA); and

- we align executive compensation and performance by using long-term performance incentives based on total stockholder return relative to our peer group and financial measures important to company growth.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2022. Accordingly, the following resolution is submitted for stockholder vote at the 2023 annual meeting of stockholders:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion of this Proxy Statement, is hereby approved."

As this is an advisory vote, the results will not be binding on the company, the board of directors, or the compensation committee and will not require us to take any action. The final decision on the compensation of the named executive officers remains with the compensation committee and the board of directors, although the board and compensation committee will consider the outcome of this vote when making future compensation decisions.

> **The board of directors recommends a vote "for" the approval, on a non-binding advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement.**

Approval of the compensation of the named executive officers requires the affirmative vote of a majority of the common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

INFORMATION CONCERNING EXECUTIVE OFFICERS

Information concerning the executive officers, including their ages as of December 31, 2022, present corporate positions, and business experience during the past five years, is as follows:

Name	Age	Present Corporate Position and Business Experience
David L. Goodin	61	Mr. Goodin was elected president and chief executive officer of the company and a director effective January 4, 2013. For more information about Mr. Goodin, see the section entitled "Item 1. Election of Directors."
Stephanie A. Barth	50	Ms. Barth was elected vice president, chief accounting officer and controller of the company effective September 30, 2017. Prior to that, she was controller of the company effective May 30, 2016, and served as vice president, treasurer and chief accounting officer of WBI Energy, Inc. effective January 1, 2015, and controller effective September 30, 2013.
Brian R. Gray	52	Mr. Gray was elected president and chief executive officer of Knife River Corporation effective March 1, 2023. Prior to that, he was president of Knife River Corporation effective January 1, 2023, and region president of Knife River Corporation-Northwest effective January 11, 2012.
Trevor J. Hastings	49	Mr. Hastings was elected president and chief executive officer of WBI Energy, Inc. effective October 16, 2017. Prior to that, he was vice president-business development and operations support of Knife River Corporation effective January 11, 2012.
Anne M. Jones	59	Ms. Jones was elected vice president and chief human resources officer effective November 11, 2021. Prior to that, she was vice president-human resources of the company, vice president-human resources, customer service, and safety at Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company effective July 1, 2013, and director of human resources for Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. effective June 2008.
Nicole A. Kivisto	49	Ms. Kivisto was elected president and chief executive officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company effective January 9, 2015. Prior to that, she was vice president of operations for Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. effective January 3, 2014, and vice president, controller and chief accounting officer for the company effective February 17, 2010.
Karl A. Liepitz	44	Mr. Liepitz was elected vice president, general counsel and secretary effective February 6, 2021. Prior to that, he was assistant general counsel and assistant secretary effective January 1, 2017, and senior attorney and assistant secretary effective January 9, 2016. He held legal positions of increasing responsibility with the company since August 2003.
Margaret (Peggy) A. Link	56	Ms. Link was elected vice president and chief information officer effective December 1, 2017. Prior to that, she was chief information officer effective January 1, 2016, assistant vice president-technology and cybersecurity officer effective January 1, 2015, and director shared IT services effective June 2, 2009.
Jeffrey S. Thiede	60	Mr. Thiede was elected president and chief executive officer of MDU Construction Services Group, Inc. effective April 30, 2013, and president effective January 1, 2012.
Jason L. Vollmer	45	Mr. Vollmer was named vice president and chief financial officer effective November 23, 2020. Prior to that, he was vice president, chief financial officer and treasurer effective September 30, 2017, vice president, chief accounting officer and treasurer effective March 19, 2016, treasurer and director of cash and risk management effective November 29, 2014, and manager of treasury services and risk management effective June 30, 2014.

On August 4, 2022, the company announced its intention to separate its indirect, wholly owned subsidiary, Knife River Corporation, from the company. The separation is expected to be effected as a tax-free spinoff to the company's stockholders. If the spin-off transaction is completed, the company has announced that it expects Mr. Hastings and Mr. Liepitz to become officers of Knife River Corporation, in which case they will resign from the company at the time of the spinoff.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis describes how our named executive officers were compensated for 2022 and how their 2022 compensation aligns with our pay-for-performance philosophy. It also describes the oversight of the compensation committee and the rationale and processes used to determine the 2022 compensation of our named executive officers including the objectives and specific elements of our compensation program.

The Compensation Discussion and Analysis contains statements regarding corporate performance targets and goals. The targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Our Named Executive Officers for 2022 were:

David L. Goodin	President and Chief Executive Officer (CEO)
Jason L. Vollmer	Vice President and Chief Financial Officer (CFO)
David C. Barney[1]	Former President and Chief Executive Officer - Construction Materials and Contracting Segment
Jeffrey S. Thiede	President and Chief Executive Officer - Construction Services Segment
Nicole A. Kivisto	President and Chief Executive Officer - Electric and Natural Gas Distribution Segments

[1] On February 16, 2023, the company announced that Mr. Barney would cease serving in his position as chief executive officer of Knife River Corporation, the company's construction materials and contracting segment, effective March 1, 2023.

Executive Summary

Compensation Committee Responsibilities and Objectives

The compensation committee is responsible for designing and approving our executive compensation program and setting compensation opportunities for our named executive officers. The objectives of our executive compensation program for executive officers are to:

- recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;

- reward executives for short-term performance as well as for growth in enterprise value over the long-term;

- ensure effective utilization and development of talent by working in concert with other management processes - for example, performance appraisal, succession planning, and management development;

- help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and

- provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

The above executive compensation objectives outlined in our executive compensation policy are directly linked to our business strategy to ensure officers are focused on elements that drive our business success and create stockholder value.

Pay for Performance

To ensure management's interests are aligned with those of our stockholders and the performance of the company, the majority of the CEO's and the other named executive officers' compensation is dependent on the achievement of company performance targets. The charts below show the 2022 pay mix for the CEO and average 2022 pay mix of the other named executive officers, including base salary and the annual and long-term incentives at target.



2022 CEO Target Pay Mix
Restricted Stock Units: 14.4%
Base Salary: 18.8%
Annual Incentive: 23.5%
Performance Share Awards: 43.3%
At Risk: 81.2%

2022 Other Named Executive Officers Average Target Pay Mix
Restricted Stock Units: 11.9%
Base Salary: 29.9%
Performance Share Awards: 35.8%
Annual Incentive: 22.4%
At Risk: 70.1%

Annual Base Salary

We provide our executive officers with base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with our compensation philosophy of linking pay to performance, our executives receive a relatively smaller percentage of their overall target compensation in the form of base salary. In establishing base salaries, the compensation committee considers each executive's individual performance, the scope and complexities of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data.

Annual Cash Incentive Awards

We linked our 2022 annual cash incentive awards for our executive officers to performance by rewarding achievement of financial performance measures and ensuring our executive officers are focused and accountable for our growth and profitability. Each executive was assigned a target annual incentive award based on a percentage of the executive's base salary. The actual annual cash incentive realized was determined by multiplying the target award by the payout percentage associated with the achievement of the executive's performance measures.

The annual cash incentive award for corporate executives (including our CEO and CFO) was based solely on the company's overall earnings per share (EPS) as adjusted and as described under the "Annual Cash Incentives" section in this Compensation Discussion and Analysis. This incentivizes the corporate executives to assist the business segments in their success and further links executive pay with the performance of the company.

Eighty percent of the annual cash incentive award for our business segment executives was based on specific business segment financial performance measures selected by the compensation committee. The other 20% of the business segment executives' annual incentive award was based on the achievement of overall company EPS as adjusted and as described under the "Annual Cash Incentives" section in this Compensation Discussion and Analysis. These measures incentivize our business segment executives to focus on the success and performance of their individual business segments while keeping the overall financial success of the company in mind.

In February 2022, the compensation committee approved the DEI modifier as part of the 2022 annual cash incentive award program for executive officers. The DEI modifier is based upon the company's achievement of certain initiatives to attract, retain, and develop a diverse and inclusive workforce. It includes a focus on representation of diverse employees in executive succession plans, outreach efforts to attract diverse candidates for open positions, implementing enhanced diversity, equity, and inclusion training as well as mentoring for new employees. The DEI modifier also includes the development of enhanced internal employee data dashboards to further support the company's efforts to attract, retain, and develop a diverse and inclusive workforce.

The 2022 DEI modifier provides executives with the opportunity to attain up to an additional 5% of their annual incentive target based on the achievement of the DEI initiatives as determined by the compensation committee. The compensation committee may also deduct up to 5% of the executives' annual incentives target if the compensation committee determines insufficient progress is made toward achieving the DEI initiatives.

As shown in the following chart, the percentage payout of the annual incentive target realized by our CEO compared to earnings per share from continuing operations for the last five years demonstrates the alignment between our financial performance and realized annual cash incentive compensation.



The percent of target paid for years 2018 through 2020 was based on adding each business segment's results weighted by its average invested capital compared to the company's total average invested capital. The percent of target paid for 2021 and 2022 was solely based on the company's EPS. In addition to the 51.7% payout received for achievement of the 2022 EPS performance measure, our CEO received an additional 5% of his annual incentive target based on the achievement of goals associated with the DEI modifier.

See the "Annual Cash Incentives" section within this Compensation Discussion and Analysis for further details on our company's annual cash incentive program.

Long-Term Equity-Based Incentive Awards

In February 2022, the compensation committee and the board approved grants of performance shares and restricted stock units which are eligible to vest into company stock, plus dividend equivalents, at the end of 2024. The performance shares, which comprise 75% of the award, will vest based on the achievement of two equally weighted performance measures, namely the company's total stockholder return (TSR) relative to a group of peer companies established for long-term incentive purposes and earnings growth as defined below over the three-year performance period. The restricted stock units, which comprise 25% of the award, enhance alignment with stockholders and serve as a retention tool. The restricted stock units will vest at the end of 2024, as long as the executive remains continuously employed with the company.

The long-term incentive granted in 2020 by the compensation committee and approved by the board in the form of performance shares vested at the end of 2022. Performance measures associated with the 2020-2022 performance period included earnings from continuing operations growth, earnings before interest, taxes, depreciation, and amortization (EBITDA) from continuing operations growth, and TSR relative to our peer group. Earnings growth and EBITDA growth were adjusted as described in the "Vesting of 2020-2022 Performance Share Awards" section within this Compensation Discussion and Analysis. These performance measures were selected to align pay and long-term performance goals.

Long-Term Performance Measures
for the 2020-2022 Performance Period



TSR Ranking	Earnings Growth	EBITDA Growth
50th Percentile	**4.3% Compound Annual Growth Rate**	**7.1% Compound Annual Growth Rate**
Target Ranking = 12th out of 22	**Target Growth = 6.5%**	**Target Growth = 6.5%**
Weighting = 50%	Weighting = 25%	Weighting = 25%
Weighted Vesting = 50.0%	**Weighted Vesting = 12.4%**	**Weighted Vesting = 29.3%**

Total Vesting of 91.7%

See the "Long-Term Incentives" section within this Compensation Discussion and Analysis for further details on the company's long-term incentive program.

With the majority of our executive officers' compensation dependent on the achievement of robust performance measures set in advance by the compensation committee, we believe there is substantial alignment between executive pay and the company's performance.

Stockholder Advisory Vote ("Say on Pay")

At our 2022 annual meeting of stockholders, 95.7% of the votes cast on the "Say on Pay" proposal approved the compensation of our named executive officers. The compensation committee viewed the 2022 vote as an expression of the stockholders' general satisfaction with the company's executive compensation programs. The compensation committee reviewed the 2022 vote on "Say on Pay" and supports including performance based incentives.

Compensation Practices

Our practices and policies ensure alignment between the interests of our stockholders and our executives as well as effective compensation governance.

What We Do

☑ **Pay for Performance** - Annual incentive and the performance share award portion of the long-term incentive are tied to performance measures set by the compensation committee and comprise the largest portion of executive compensation.

☑ **Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the New York Stock Exchange listing standards and the Securities and Exchange Commission rules.

☑ **Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.

☑ **Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the overall company and the business segments.

☑ **Annual Cash Incentive** - Payment of annual cash incentive awards is based on overall company performance measured in terms of earnings per share in addition to business segment performance measured in terms of pre-established annual financial measures for business segment executives.

☑ **Long-Term Equity Incentive** - 2022 long-term incentive awards may be earned at the end of a three-year period. Payment of performance share awards, which represent 75% of the executive's long-term incentive, are based on the achievement of pre-established performance measures. Payment of time-vesting restricted stock unit shares, which represent 25% of the executive's long-term incentive, are based on retention of the executive at the end of the three-year period. All long-term incentives are paid through shares of common stock which encourages stock ownership by our executives.

☑ **Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.

☑ **Mix of Financial Goals** - Use of a mixture of financial goals to measure performance prevents overemphasis on a single metric.

☑ **Diversity, Equity and Inclusion Modifier** - The 2022 annual cash incentive included a diversity, equity and inclusion (DEI) modifier aimed at furthering the company's diversity, equity and inclusion initiatives. The DEI modifier increases or decreases the annual incentive up to 5% based on the compensation committee's consideration of the company's progress on DEI initiatives.

☑ **Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.

☑ **Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times his base salary, and the other named executive officers are required to own stock equal to three times their base salary. The executive officers also must retain at least 50% of the net after-tax shares of stock vested through the long-term incentive plan for the earlier of two years or until termination of employment. Net performance shares must also be held until share ownership requirements are met.

☑ **Clawback Policy** - If the company's audited financial statements are restated due to any material noncompliance with the financial reporting requirements under the securities laws, the compensation committee may, or shall if required, demand repayment of some or all incentives paid to our executive officers within the last three years.

What We Do Not Do

☒ **Stock Options** - The company does not use stock options as a form of incentive compensation.

☒ **Employment Agreements** - Executives do not, in the normal course, have employment agreements entitling them to specific payments upon termination or a change of control of the company.

☒ **Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.

☒ **Hedge Stock** - Executives are not allowed to hedge company securities.

☒ **Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.

☒ **No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.

☒ **Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

2022 Compensation Framework

Compensation Decision Process for 2022

The compensation committee's process for making executive compensation decisions for 2022 is depicted in the graphic below.


August 2021 Meeting
Set 2022 Salary Structure
November 2021 Meeting
Approve 2022 Executive Base Salaries and Incentive Targets
February 2022 Meeting
Approve Annual and Long-term Incentive Performance Measures for 2022 Plan Year
February 2023 Meeting
Approve Annual and Long-term Incentive Payouts for 2022 Plan Year

Compensation Policies and Practices as They Relate to Risk Management

The company completed an annual risk assessment of our 2022 compensation programs and concluded that our compensation policies and practices do not create risks which could have a material adverse effect on the company. After review and discussion of the assessment with the general counsel, chief human resources officer, and the chief executive officer, the company identified the following practices designed to prevent excessive risk taking:

- Business management and governance practices:
  - the use of human capital management systems and processes to attract, recruit, train, develop and retain employees to achieve short and long-term objectives;
  - risk management is a specific performance competency included in the annual performance assessment of executives;
  - board oversight on capital expenditure and operating plans promotes careful consideration of financial assumptions;
  - board approval on business acquisitions above a specific dollar amount or on any transaction involving the exchange of company common stock;
  - employee integrity training programs and anonymous reporting systems;
  - quarterly risk assessment reports at audit committee meetings; and
  - prohibitions on holding company stock in an account that is subject to a margin call, pledging company stock as collateral for a loan, and hedging of company stock by executive officers and directors.
- Executive compensation practices:
  - active compensation committee review of all executive compensation programs as well as comparison of company performance to its peer group;
  - use of independent consultants to assist in establishing pay targets and compensation structure.
  - initial determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies;

- consideration of peer group and/or relevant industry practices to establish appropriate target compensation;

- a balanced compensation mix of base salary as well as annual and long-term incentives tied primarily to the company's financial and stock performance;

- use of interpolation for annual and long-term incentive awards to avoid payout cliffs;

- compensation committee negative discretion to adjust any annual incentive award payment downward;

- use of caps on annual incentive awards with a combined maximum of 200% of target for MDU Resources executives and the regulated energy delivery businesses and a combined maximum of 240% of target for construction materials and services businesses;

- use of caps on long-term incentive stock grant awards with a maximum of 200% of target;

- ability to clawback incentive payments in the event of a financial restatement;

- use of performance shares and restricted stock units, rather than stock options or stock appreciation rights, as an equity component of incentive compensation;

- use of performance shares for 75% of the long-term incentive award opportunity with relative total stockholder return and earnings growth performance measures;

- use of restricted stock units for 25% of the long-term incentive award opportunity to serve as a retention tool;

- use of three-year performance periods for performance shares and restricted stock units to discourage short-term risk-taking;

- substantive annual incentive goals measured primarily by earnings per share for all Section 16 officers in addition to segment earnings or segment EBITDA for business segment presidents, which are measures important to stockholders and encourage balanced performance;

- inclusion of a DEI modifier tied to the achievement of specific diversity, equity and inclusion initiatives;

- use of financial performance metrics that are readily monitored and reviewed;

- regular review of companies in the compensation and long-term incentive peer groups to ensure appropriateness and industry match;

- stock ownership requirements for board members and for executives participating in the MDU Resources Long-Term Performance-Based Incentive Plan; and

- mandatory holding periods of net after-tax company stock awards to executives until stock ownership requirements are achieved and mandatory holding periods for 50% of any net after-tax shares of stock earned under the long-term incentive awards until the earlier of (1) the end of the two-year period commencing on the date any stock earned under such award is issued, and (2) the executive's termination of employment.

Components of Compensation

Our executive compensation program is designed to promote sustained long-term profitability and create stockholder value. The components of our executive officers' compensation are selected to drive financial and operational results as well as align the executive officer's interests with those of our stockholders. Pay components and performance measures are considered by the compensation committee as fundamental measures of successful company performance and long-term value creation. The components of our 2022 executive compensation included:

Component	Purpose	How Determined	How it Links to Performance
Base Salary	Provides sufficient, regularly paid income to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities.	Base salaries are recommended by the CEO for executives other than the CEO position to the compensation committee using analysis provided by the independent compensation consultant to target compensation within range of the 50th percentile using peer company and salary survey data. The compensation committee determines the base salary of the CEO based on input from the independent compensation consultant.	Base salary is a means to attract and retain talented executives capable of driving success and performance.
Annual Cash Incentive	Provides an opportunity to earn annual incentive compensation based on the achievement of financial and operating results important to the success of the company.	The annual cash incentive target is a percentage of base salary for the given executive position established by the compensation committee. Actual payment of the incentive is determined based on the achievement of performance measures and goals approved by the compensation committee.	Annual incentive performance measures are tied to the achievement of financial and DEI goals aimed to drive the success of the company and the individual business segments.
Performance Shares	Provides an opportunity to earn long-term equity compensation based on the achievement of performance measures aimed at long-term value creation and the company's strategic objectives.	Performance share awards represent 75% of an executive's long-term incentive award. The CEO recommends the target award amount for executives other than the CEO position to the compensation committee based on analysis provided by the independent compensation consultant. The compensation committee determines the target award for the CEO after consideration of input by the independent compensation consultant. Vesting of the award occurs at the end of a three-year period based on the achievement of performance measures established by the compensation committee.	Fosters ownership in company stock and aligns the executive's interests with those of stockholders in increasing long-term stockholder value.
Time-Vesting Restricted Stock Units	Provides an opportunity to earn long-term equity compensation through continued service through the vesting period.	Time-vesting restricted stock units represent 25% of an executive's long-term incentive award. The CEO recommends the target award amount for executives other than the CEO position to the compensation committee based on analysis provided by the independent compensation consultant. The compensation committee determines the target award for the CEO after consideration of input by the independent compensation consultant. Vesting of the award occurs at the end of a three-year period as long as the executive remains employed with the company through the vesting period.	Fosters continued leadership in the company to achieve company objectives through retention of key executives as well as aligning the executive's interests with those of stockholders in increasing long-term stockholder value.

Allocation of Total Target Compensation for 2022

Total target compensation consists of base salary plus target annual and long-term incentive compensation. Incentive compensation, which consists of annual cash incentive and long-term incentive awards vesting after three years, comprises the largest portion of our named executive officers' total target compensation because:

- equity awards align the interests of the named executive officers with those of stockholders by making a significant portion of their target compensation contingent upon results beneficial to stockholders;

- our named executive officers are in positions of authority to drive results, and therefore bear high levels of responsibility for our corporate performance;

- variable compensation helps ensure focus on the goals that are aligned with overall company strategy; and

- incentive compensation is at risk and dependent upon company performance and the satisfaction of performance objectives.

The compensation committee generally allocates a higher percentage of total target compensation to the target long-term incentive than to the target annual incentive for our higher level executives because they are in a better position to influence the company's long-term performance. The long-term incentive awards are paid in company common stock. These awards, combined with our stock retention requirements and our stock ownership policy, promote ownership of our stock by the executive officers. As a result, the compensation committee believes the executive officers, as stockholders, will be motivated to deliver long-term value to all stockholders.

Peer Groups

The compensation committee reviews the peer companies used for compensation analysis of executive positions and the company's relative total stockholder return performance periodically to assess their ongoing relevance and credibility.

Compensation Benchmarking Peer Group

The compensation committee's independent compensation consultant aids in the selection of appropriate peer companies for our compensation benchmarking peer group by evaluating potential peer companies in the construction and engineering, construction materials, utility and other related industries which are similar in size in terms of revenues and market capitalization. In 2022, the independent compensation consultant proposed and the compensation committee approved the removal of Jacobs Engineering Group, Inc. due to its increase in revenues and continued growth expectations from the compensation benchmarking peer group. MYR Group Inc. was recommended as an addition to the peer group based on its industry and comparable size in terms of revenues.

For review of compensation of the CEO and CFO positions, the independent compensation consultant used market data from 21 peer companies, shown in bold in the table below. For review of compensation of all other executive officer positions, the independent compensation consultant used compensation data from additional companies in Willis Towers Watson's 2021 General Industry Executive Compensation Survey.

Companies used for compensation analysis included:

2022 Compensation Peer Companies		
Alcoa Corporation	Eastman Chemical Company	**Pinnacle West Capital Corporation**
Allegheny Technologies Incorporated	Edison International	**Portland General Electric Company**
Alliant Energy Corporation	**EMCOR Group, Inc.**	PPL Corporation
Ameren Corporation	Entergy Corporation	Public Service Enterprise Group Incorporated
Atmos Energy Corporation	**Evergy Inc.**	**Quanta Services, Inc.**
Avery Dennison Corporation	Eversource Energy	Scotts Miracle-Gro Company
Avient Corporation	**Granite Construction Incorporated**	Sealed Air Corporation
Axalta Coating Systems LTD.	Graphic Packaging Holding Company	Sonoco Products Company
Ball Corporation	H.B. Fuller Company	**Southwest Gas Holdings, Inc.**
Berry Global Group, Inc.	**KBR, Inc.**	Spire Inc.
Black Hills Corporation	Kinross Gold Corporation	**Summit Materials, Inc.**
Cabot Corporation	**Martin Marietta Materials, Inc.**	UGI Corporation
Celanese Corporation	**MasTec, Inc.**	Valvoline Inc.
CenterPoint Energy, Inc.	The Mosaic Company	**Vulcan Materials Company**
CF Industries Holdings, Inc.	**MYR Group, Inc.**	**WEC Energy Group, Inc.**
The Chemours Company	Newmont Corporation	Westlake Chemical Corporation
CMS Energy Corporation	**NiSource Inc.**	Worthington Industries, Inc.
Crown Holdings, Inc.	OGE Energy Corp.	Xcel Energy Inc.
Dycom Industries, Inc.	ONE Gas, Inc.	
Companies shown in bold are the companies used for compensation analysis of the CEO and CFO positions and are considered our compensation benchmarking peer group.		

Total Stockholder Return Performance Peer Group

To determine relative total stockholder return performance in conjunction with our 2022-2024 Performance Share Award, the independent compensation consultant recommended, and the compensation committee approved, using a peer group of 46 select companies within the utility, materials and construction and engineering industries from the S&P MidCap 400 Index as it is a stable, robust group of companies reflective of our company's size, value, and risk profile. During 2022, two out of the 46 companies were removed from the S&P MidCap 400 index due to a change in their market capitalization. Accordingly, relative total stockholder return was calculated based on the 44 remaining in the peer group as of December 31, 2022.

2022 Compensation for Our Named Executive Officers

2022 Base Salary and Incentive Targets

At its November 2021 meeting, the compensation committee approved the 2022 base salaries as well as the target annual and long-term incentive compensation for the named executive officers. At its February 2022 meeting, the compensation committee approved the annual and long-term incentive performance measures and goals for our named executive officers. In determining base salaries, target annual cash incentives, target long-term equity incentives, and total target compensation for our named executive officers, the compensation committee received and considered company and individual performance, market and peer data, responsibilities, experience, tenure in position, internal equity, and input and recommendations from the CEO, and the independent compensation consultant. The following information relates to each named executive officer's 2022 base salary, target annual cash incentive, target long-term equity incentive, and total target compensation:

David L. Goodin	2022 ($)	Compensation Component as a % of Base Salary
Base Salary	1,044,000	
Target Annual Cash Incentive Opportunity	1,305,000	125%
Target Long-Term Equity Incentive Opportunity	3,200,000	307%
Total Target Compensation	5,549,000	

The compensation committee considered information provided in Meridian's August 2021 compensation study showing Mr. Goodin's base salary, total cash compensation, and long-term incentives were below the median of the compensation peer group. Based on input from Meridian to move Mr. Goodin's compensation closer to the market median, the compensation committee increased Mr. Goodin's base salary by 4.4% and maintained his 2022 annual incentive target at 125% of his base salary. The compensation committee set Mr. Goodin's long-term incentive target at $3,200,000, which is an increase from 280% to 307% of his base salary based on input from Meridian to more closely align his long-term incentive with the market median for his position.

Jason L. Vollmer	2022 ($)	Compensation Component as a % of Base Salary
Base Salary	530,000	
Target Annual Cash Incentive Opportunity	397,500	75%
Target Long-Term Equity Incentive Opportunity	848,000	160%
Total Target Compensation	1,775,500	

The compensation committee considered information provided in Meridian's August 2021 compensation study showing Mr. Vollmer's base salary was below the market median based on peer group and compensation survey data. To move Mr. Vollmer closer to the market median, the CEO recommended and the compensation committee approved a base salary increase of 8.2% for Mr. Vollmer in 2022. The compensation committee maintained Mr. Vollmer's target annual cash incentive opportunity at 75% of base salary and increased his long-term incentive target from 150% to 160% of his base salary to more closely align with the market median for his position.

David C. Barney	2022 ($)	Compensation Component as a % of Base Salary
Base Salary	535,000	
Target Annual Cash Incentive Opportunity	401,250	75%
Target Long-Term Equity Incentive Opportunity	856,000	160%
Total Target Compensation	1,792,250	

The compensation committee considered information provided in Meridian's August 2021 compensation study in their review of the recommendation made by the CEO concerning Mr. Barney's compensation. Mr. Barney received a 4.4% increase in base salary for 2022. The compensation committee maintained Mr. Barney's target annual cash incentive opportunity at 75% of his base salary and increased his long-term incentive target from 150% to 160% of his base salary to more closely align with the market median for his position.

Jeffrey S. Thiede	2022 ($)	Compensation Component as a % of Base Salary
Base Salary	530,000	
Target Annual Cash Incentive Opportunity	397,500	75%
Target Long-Term Equity Incentive Opportunity	848,000	160%
Total Target Compensation	1,775,500	

The compensation committee considered information provided in Meridian's August 2021 compensation study in their review of the recommendation made by the CEO concerning Mr. Thiede's compensation. Mr. Thiede received a 4.4% increase in his base salary for 2022. The compensation committee maintained Mr. Thiede's target annual cash incentive opportunity at 75% of his base salary and increased his long-term incentive target from 150% to 160% of his base salary to more closely align with the market median for his position.

Nicole A. Kivisto	2022 ($)	Compensation Component as a % of Base Salary
Base Salary	530,000	
Target Annual Cash Incentive Opportunity	397,500	75%
Target Long-Term Equity Incentive Opportunity	848,000	160%
Total Target Compensation	1,775,500	

The compensation committee considered information provided in Meridian's August 2021 compensation study in their review of the recommendation made by the CEO concerning Ms. Kivisto's compensation. Ms. Kivisto received a base salary increase of 4.4% for 2022. The compensation committee maintained her target annual cash incentive opportunity at 75% of her base salary and increased her long-term incentive target from 150% to 160% of her base salary to more closely align with the market median for her position.

Annual Cash Incentives

Business segment executives receive their annual cash incentive awards through the achievement of financial performance measures specific to their business segment plus a performance measure tied to overall company earnings per share. Our CEO and CFO earn their annual cash incentive award based solely on the achievement of overall company earnings per share. Through this, our business segment executives are incentivized to primarily focus on the success and performance of their business segments while keeping the overall financial success of the company in mind, whereas our corporate executives are incentivized to assist in the success and performance of all lines of business.

The compensation committee selected the following financial performance measures to ensure that compensation to the executives reflects the success of their respective business segments and the overall company.

Mr. Goodin and Mr. Vollmer	100% EPS
Mr. Barney	80% Construction Materials and Contracting EBITDA
	20% EPS
Mr. Thiede	80% Construction Services EBITDA
	20% EPS
Ms. Kivisto	80% Electric and Natural Gas Distribution Earnings
	20% EPS

The compensation committee selected earnings per share from continuing operations as the shared financial metric as it is a key indicator of company results and used to communicate annual performance expectations with the financial community. The earnings per share target of $2.07 reflects our 2022 financial goal to achieve an estimated return on invested capital of 7.7%.

The compensation committee selected EBITDA from continuing operations as the performance metric for the construction materials and contracting and construction services segment presidents as it is a financial performance metric common to the construction industry and encourages the presidents to focus on growth by excluding the impact of items such as taxes, interest, depreciation and amortization from the performance result which are largely out of their control. The target of $331 million in EBITDA from continuing operations for the construction materials and contracting segment and $180 million in EBITDA from continuing operations for the construction services segment reflects the financial goal needed to achieve returns on invested capital of 9.5% and 24.1% for the construction materials and contracting and construction services segments, respectively.

The compensation committee selected earnings from continuing operations as the performance metric for the electric and natural gas distribution segments as regulated utilities are valued based on earnings potential and rate base. The 2022 target of $110 million reflects the financial goal needed to achieve a return on invested capital of 4.9% and the continued investment in infrastructure and regulatory recovery from completed and pending rate cases.

In addition to the financial performance measures, the environmental and sustainability committee approved and recommended a DEI modifier be included as part of the executive's 2022 annual incentive which was then approved by the compensation committee at its February 2022 meeting. The DEI modifier is a separate performance measure, independent of the achievement of the financial performance measures and is based on the compensation committee's assessment of management's progress toward the completion of the following DEI initiatives:

• Enhance the formal succession planning process to include the review of the positions of all Section 16 officers, key executives and business segment officers and to ensure diverse representation in terms of gender, ethnicity, individuals with disabilities and veteran status and the development of candidates being prepared for these positions.

• Increase outreach activities and efforts aimed at attracting diverse candidates to positions within our businesses.

• Enhance new employee onboarding processes to include DEI training and formal mentoring programs.

• Implement a consistent human resources dashboard across all businesses to build baseline information and track key metrics to provide insight into the make-up and diversity of our employee population.

The DEI modifier applies equally to all executives and adds or deducts up to 5% of the executives annual incentive target based on the compensation committee's assessment.

All financial performance measures are from continuing operations plus earnings or losses from any discontinued operations after December 31, 2021. To incentivize executives to make decisions that have long-term positive impact, even at the expense of short-term results, and to prevent one-time gains and losses from having an undue impact on incentive payments, the compensation committee designed its annual incentive measures to allow for adjustments for certain unplanned events that impact our performance targets but are not indicative of underlying business performance. The compensation committee may approve adjustments to the financial results to remove the following items, as applicable, from the performance measure:

• The negative effect on earnings/EBITDA from asset sales/dispositions/retirements.

• The effect on earnings/EBITDA from withdrawal liabilities relating to multiemployer pension plans.

• The effect on earnings/EBITDA from transaction costs incurred for acquisitions or mergers.

• The effect on earnings from unanticipated changes and interpretation of tax law.

The compensation committee will consider for removal the positive effect on earnings/EBITDA from assets sales/dispositions/retirements if it determines the positive effect is not indicative of underlying business performance.

For the 2022 annual cash incentive, the compensation committee approved adjustments to the construction materials and contracting segment EBITDA from continuing operations to remove the effect of transaction costs incurred for acquisitions and mergers. In the calculation of EPS from continuing operations, the compensation committee approved adjustments for the effect of transaction costs incurred for acquisitions and mergers, costs incurred associated with the company's intent to separate the construction materials and contracting segment pursuant to a tax-free spinoff and, costs incurred in connection with the company's strategic review to optimize the value of the construction services segment.

To determine the payout associated with each financial performance measure:

- Actual performance results are compared to the target performance measure which results in the percent of target achieved.

- The percent of target achieved is translated into a payout percentage of the executive's target award opportunity using linear interpolations for results between threshold and target as well as target and maximum.

Achievement of 100% of the target performance measure results in a payout of 100% of the target award opportunity. Results achieved below the established threshold result in no payout. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart:

	Threshold		Target		Maximum	
Measure	**% of Target**	**Payout %**		**Payout %**	**% of Target**	**Payout %**
MDU Resources EPS*	85%	25%	$2.07	100%	115%	200%
Electric and Natural Gas Distribution Earnings	90%	50%	$110 million	100%	110%	200%
Construction Materials and Contracting EBITDA	75%	25%	$331 million	100%	115%	250%
Construction Services EBITDA	65%	25%	$180 million	100%	115%	250%

*EPS is weighted 20% of the award for business segment presidents and 100% of the award for corporate officers.

2022 Annual Incentive Results

The 2022 performance measure results, percent of target achieved based on those results, and the associated payout percentages reflect the company's 2022 financial performance and are presented below:

Business Segment	Performance Measure	Result	Percent of Performance Measure Achieved	Percent of Award Opportunity Payout	Weight	Weighted Award Opportunity Payout %
MDU Resources Corporate Officers	Earnings per Share[1]	$1.87	90.3%	51.7%	100%	51.7%
All Business Segment Presidents	Earnings per Share[1]	$1.87	90.3%	51.7%	20%	10.3%
Electric and Natural Gas Distribution	Earnings	$102.2 million	93.0%	64.8%	80%	51.8%
Construction Materials and Contracting	EBITDA[2]	$307.5 million	92.8%	78.5%	80%	62.8%
Construction Services	EBITDA	$193.4 million	107.4%	173.7%	80%	139.0%

[1] Earnings used to calculate EPS from continuing operations were adjusted to remove the effect of transaction costs incurred for acquisitions and mergers as well as costs incurred associated with the company's intent to separate the construction materials and contracting segment pursuant to a tax-free spinoff and the strategic review to optimize the value of the construction services segment.

[2] Construction materials and contracting segment EBITDA from continuing operations was adjusted to remove the effect of transaction costs incurred for acquisitions and mergers.

The compensation committee further assessed management's progress toward completing the performance measures related to the company's DEI initiatives, including:

- The enhancement of the succession planning process to include all executive officer positions at the corporate and business unit level along with the identification of candidate diversity in terms of gender, ethnicity, veteran status and disability.

- Development plans were determined for all candidates identified in the succession planning process.

- Onboarding processes were enhanced to include diversity, equity and inclusion training as well as formal mentoring programs.

- A system was established to track outreach activities and efforts aimed at attracting diverse candidates to positions within the company.

- A human resources dashboard was implemented across all businesses to consistently track employment metrics and trends.

Based on these accomplishments the compensation committee awarded a DEI modifier award of 5.0% of the executive's target annual incentive. Based on the achievement of the performance targets and the DEI modifier, the named executive officers received the following 2022 annual incentive compensation:

| | | Annual Incentive Earned | | | |
Name	Target Annual Incentive ($)	Payout Percentage on financial measures (%)	DEI Modifier (%)	Total payout percentage (%)	Amount ($)
David L. Goodin	1,305,000	51.7	5.0	56.7	739,935
Jason L. Vollmer	397,500	51.7	5.0	56.7	225,383
David C. Barney	401,250	73.1	5.0	78.1	313,377
Jeffrey S. Thiede	397,500	149.3	5.0	154.3	613,343
Nicole A. Kivisto	397,500	62.1	5.0	67.1	266,723

Long-Term Incentives

All of our named executive officers participated in the 2022 long-term incentive plan which consists of 75% performance shares that align long-term compensation with the achievement of pre-determined financial performance measures and 25% time-vesting restricted stock units that incentivize retention of our executives and alignment with the interests of our stockholders. Long-term incentive compensation comprised 57.7% of the CEO's 2022 total target compensation and 47.7% of the average of the other named executive officer's total target compensation. Stock earned under long-term incentive compensation is subject to our stock retention requirements.

Grant of 2022-2024 Long-Term Equity Incentive Awards

On February 16, 2022, the compensation committee determined the target number of performance shares and time-vesting restricted stock units to be granted to each named executive officer for the 2022-2024 vesting period by dividing the executive's target long-term award amount by the average of the closing prices of our stock from January 1 through January 22, 2022, which was $30.47 per share. Based on this price, the compensation committee awarded 75% of the target long-term incentive grant as performance shares and 25% of the target long-term incentive grant as time-vesting restricted stock units as shown below:

Name	Base Salary ($)	Target Long-Term Incentive of Base Salary (%)	Long-Term Incentive Target ($)	Total Target Long-Term Incentive Shares (#)	75% Performance Shares (#)	25% Time-Vesting Restricted Stock Units (#)
David L. Goodin	1,044,000	307	3,200,000	105,021	78,766	26,255
Jason L. Vollmer	530,000	160	848,000	27,830	20,873	6,957
David C. Barney	535,000	160	856,000	28,093	21,070	7,023
Jeffrey S. Thiede	530,000	160	848,000	27,830	20,873	6,957
Nicole A. Kivisto	530,000	160	848,000	27,830	20,873	6,957

The performance share portion of the grant may vest at the end of a three-year period between 0% and 200%. The determination of vesting is based on the achievement of two separate performance measures each making up 50% of the award:

- Total stockholder return relative to that of a group of peer companies selected from the S&P 400 MidCap Index is the measure to align with the company's performance relative to our peers; and

- Compound annual growth rate in earnings from continuing operations is the measure to encourage continued growth of the company.

Earnings used to calculate earnings growth from continuing operations for the 2022 awards may be adjusted, as such adjustments are approved by the compensation committee, to remove:

- the effect on earnings from losses/impairments on asset sales/dispositions/retirements;

- the effect on earnings from withdrawal liabilities relating to multiemployer pension plans;

- the effect on earnings from costs incurred for acquisitions or mergers; and

- the effect on earnings from unanticipated tax law changes.

Vesting of performance shares and associated dividend equivalents is predicated on achievement of established levels associated with each performance measure. Threshold, target and maximum payouts as a percentage of target performance for the 2022 measures are:

	The Company's Relative TSR Percentile Rank	The Company's Earnings Growth Rate as a Percentage of Target	Vesting Percentage of Award Target
Maximum	75th or higher	153.8% of target or higher	200%
Target	50th	Target	100%
Threshold	25th	46.2% of target	20%
Below threshold	Less than 25th	less than 46.2% of target	0%

We do not disclose the earnings growth rate performance measure target until payout as such disclosure could result in competitive harm. Vesting for performance falling between the intervals is interpolated.

The time-vesting restricted stock units represent 25% of the long-term incentive opportunity and will vest on December 31, 2024, as long as the executive remains continuously employed with the company.

Vesting of 2020-2022 Performance Share Awards

For the 2020-2022 performance period, the long-term incentive program consisted solely of performance shares as the compensation committee did not adopt the use of time-vesting restricted stock units until 2021. The performance criteria used for vesting of the 2020-2022 performance share awards was:

- 50% based on our company's total stockholder return as a percentile of the total stockholder return of our peer companies over the three-year performance period;

- 25% based on EBITDA growth from continuing operations over the three-year performance period; and

- 25% based on earnings growth from continuing operations over the three-year performance period.

Performance Criteria	Target	Result	Vesting %	Weighting	Weighted Payout
Relative TSR Percentile Ranking	50th	50th	100.0%	50%	50.0%
EBITDA Growth*	6.5%	7.1%	117.1%	25%	29.3%
Earnings Growth*	6.5%	4.3%	49.7%	25%	12.4%
Total Weighted Payout					91.7%

*The 2022 EBITDA and earnings from continuing operations results used in the calculation of EBITDA growth and earnings growth were adjusted to remove the effect of costs incurred for acquisitions and mergers as well as costs incurred related to the company's intent to separate the construction materials and contracting segment pursuant to a tax-free spinoff and the strategic review to optimize the value of the construction services segment.

The named executive officers received the following long-term compensation awards for the 2020-2022 performance period:

Name	Target Performance Shares (#)	Performance Shares Vested (#)	Dividend Equivalents ($)
David L. Goodin	82,191	75,369	193,322
Jason L. Vollmer	18,082	16,581	42,530
David C. Barney	20,034	18,371	47,122
Jeffrey S. Thiede	20,034	18,371	47,122
Nicole A. Kivisto	20,034	18,371	47,122

2023-2025 Long-Term Incentive Awards

The compensation committee did not award performance shares to the executive officers for the 2023-2025 performance period due to the company's pending plans to separate the construction materials and contracting segment into a standalone public company and exploring strategic alternatives for the construction services segment in 2023. The committee awarded only time-vesting restricted stock units due to the company's significant strategic initiatives underway and as a means of retention for executive officers of both entities during the pending separation process. The compensation committee intends to resume awarding performance vesting shares in 2024.

Stock Retention Requirement

The named executive officers must retain 50% of the net after-tax shares vested pursuant to the long-term incentive awards for the earlier of two years from the date the vested shares are issued or the executive's termination of employment. The executive officer is also required to retain all vested share awards net of taxes if the executive has not met the stock ownership requirements under the company's stock ownership policy for executives.

Other Benefits

The company provides post-employment benefit plans and programs in which our named executive officers may be participants. We believe it is important to provide post-employment benefits which approximate retirement benefits paid by other employers to executives in similar positions. The compensation committee periodically reviews the benefits provided to maintain a market-based benefits package. Our named executive officers participated in the following plans during 2022 which are described below:

Plans	David L. Goodin	Jason L. Vollmer	David C. Barney	Jeffrey S. Thiede	Nicole A. Kivisto
Pension Plans	Yes	Yes	No	No	Yes
401(k) Retirement Plan	Yes	Yes	Yes	Yes	Yes
Supplemental Income Security Plan	Yes	No	Yes	No	Yes
Company Credit to Deferred Compensation Plan	No	Yes	Yes	Yes	No

Pension Plans

Effective in 2006, the defined benefit pension plans were closed to new non-bargaining unit employees and as of December 31, 2009, the defined benefit plans were frozen. For further details regarding the company's pension plans, refer to the section entitled "Pension Benefits for 2022."

401(k) Retirement Plan

The named executive officers as well as employees working a minimum of 1,000 hours per year are eligible to participate in the 401(k) retirement plan (401(k) plan) and defer annual income up to the Internal Revenue Service (IRS) limit. The named executive officers receive a company match up to 3% depending on their elected deferral rate. Contributions and the company match are invested in various funds based on the employee's election including company common stock.

In 2010, the company began offering increased company contributions to our 401(k) plan in lieu of pension plan contributions. For non-bargaining unit employees hired after 2006 or employees who were not previously participants in the pension plan, the added retirement contribution is 5% of plan eligible compensation. For non-bargaining unit employees hired prior to 2006 who were participants in the pension plan, the added retirement contributions are based on the employee's age as of December 31, 2009. The retirement contribution is

11.5% for Mr. Goodin, 9.0% for Ms. Kivisto, 7.0% for Mr. Vollmer, and 5.0% for Messrs. Barney and Thiede. These amounts may be reduced in accordance with the provisions of the 401(k) plan to ensure compliance with IRS limits.

Supplemental Income Security Plan

We offered certain key managers and executives benefits under a nonqualified retirement plan referred to as the Supplemental Income Security Plan (SISP). The SISP provides participants with additional retirement income and/or death benefits payable for 15 years. Effective February 11, 2016, the SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants. For further details regarding the company's SISP, refer to the section entitled "Pension Benefits for 2022." Named executive officers participating in the SISP are Messrs. Goodin and Barney and Ms. Kivisto.

The following table reflects the SISP benefits as of December 31, 2022 available to our named executive officers:

	SISP Benefits	
Name	**Annual Death Benefit ($)**	**Annual Retirement Benefit ($)**
David L. Goodin	552,960	276,480
Jason L. Vollmer	n/a	n/a
David C. Barney	262,464	131,232
Jeffrey S. Thiede	n/a	n/a
Nicole A. Kivisto	157,728	78,864

MDU Resources Group, Inc. Deferred Compensation Plan

The company adopted the MDU Resources Group, Inc. Deferred Compensation Plan (DCP) effective January 1, 2021, which provides a select group of management and other highly compensated employees the opportunity to defer compensation for retirement and other financial purposes. Participants in the plan may defer a portion of their salary and/or annual incentive. The compensation committee, upon recommendation from the CEO, may approve company contributions for select participants which vest over a three-year period. Company contributions recognize the participant's contributions to the company and serve as a retention tool. After satisfying the vesting requirements, distribution will be made in accordance with the terms of the plan. For further details regarding the company's DCP, refer to the section entitled "Nonqualified Deferred Compensation for 2022."

For 2022, the compensation committee selected and approved company contributions of $79,500 to Mr. Vollmer, $150,000 to Mr. Barney, and $100,000 to Mr. Thiede. The contributions awarded to Messrs. Vollmer, Barney, and Thiede represent 15.0%, 28.0%, and 18.9% of their base salaries, respectively.

Employment and Severance Agreements

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change of control of the company. The compensation committee generally considers providing severance benefits on a case-by-case basis. Post-employment or change of control benefits available to our executives are addressed within our incentive and retirement plans. Refer to the section entitled "Potential Payments upon Termination or Change of Control."

In connection with the strategic review intended to optimize the value of the construction services segment, in February 2023 the company and MDU Construction Services Group, Inc. entered into a retention agreement with Jeffrey S. Thiede, the current president and chief executive officer of MDU Construction Services Group, Inc., to provide inducement to remain with MDU Construction Services Group, Inc. through the completion of the review and any resulting transaction involving MDU Construction Services Group, Inc. The agreement provides for, among other things, subject to the terms and conditions set forth in the agreement, continuation of Mr. Thiede's then-effective base salary, entitlement to incentive compensation, vesting of company credits to his deferred compensation account, a retention bonus equal to $1,100,000 to be paid within fifteen (15) days after the closing of any transaction, and accelerated vesting of outstanding equity awards as set forth in the agreement. The term of the agreement is until the earlier of the closing of any transaction and December 31, 2023.

In connection with the proposed separation of Knife River Corporation, in February 2023 the company entered into an offer letter with David C. Barney, the former president and chief executive officer of Knife River Corporation, regarding the non-executive position of senior advisor to support the transition of his duties as president and chief executive officer of Knife River Corporation to his successor. The letter agreement provides for, among other things, subject to the terms and conditions set forth in the offer letter, continuation of his 2023 base salary, annual and long-term incentives, and benefits through his retirement on January 3, 2024.

Compensation Governance

Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax or accounting treatment in determining compensation. The compensation committee did not make any adjustments to the 2022 compensation program to address the impact of tax or accounting treatment. The compensation committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and annual incentive compensation as earned. For our equity awards, we record the accounting expense in accordance with Accounting Standards Codification Topic 718, which is generally expensed over the vesting period.

Stock Ownership Requirements

Executives participating in our Long-Term Performance-Based Incentive Plan are required within five years of appointment or promotion into an executive level position to beneficially own our common stock equal to a multiple of their base salary as outlined in the stock ownership policy. In May 2021, the ownership multiple for our CEO was increased from four times to six times base salary. Stock owned through our 401(k) plan or by a spouse is considered in ownership calculations as well as unvested restricted stock units. The level of stock ownership compared to the ownership requirement is determined based on the closing sale price of our stock on the last trading day of the year and base salary as of December 31 of the same year. The table shows the named executive officers' holdings as a multiple of their base salary.

Name	Ownership Policy Multiple of Base Salary Within 5 Years	Actual Holdings as a Multiple of Base Salary[1]	Ownership Requirement Must Be Met By:
David L. Goodin	6X	11.4	01/01/2018
Jason L. Vollmer	3X	4.3	01/01/2023
David C. Barney	3X	6.4	01/01/2019
Jeffrey S. Thiede	3X	7.4	01/01/2019
Nicole A. Kivisto	3X	6.6	01/01/2020

[1] Includes performance share awards earned net of taxes for the 2020-2022 performance period and unvested restricted stock units granted in February 2021 and 2022.

Incentive Award Clawback Policy

Our Long-Term Performance-Based Incentive Plan and EICP include provisions commonly referred to as a clawback policy. The compensation committee may, or shall if required, take action to recover incentive-based compensation from specific executives in the event the company is required to restate its financial statements due to material noncompliance with any financial reporting requirements under the securities laws.

Policy Regarding Hedging Stock Ownership

Our executive compensation policy prohibits executive officers, which includes our named executive officers, from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership. See the section entitled "Security Ownership" for our policy on margin accounts and pledging of our stock.

COMPENSATION COMMITTEE REPORT

The compensation committee is primarily responsible for reviewing, approving, and overseeing the company's compensation plans and practices and works with management and the committee's independent compensation consultant to develop the company executive compensation programs. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K, Item 402(b), with management. Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our Proxy Statement on Schedule 14A.

Karen B. Fagg, Chair
German Carmona Alvarez
Thomas Everist
Patricia L. Moss

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for 2022

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)[1]	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[2]	All Other Compensation ($) (i)[3]	Total ($) (j)
David L. Goodin	2022	1,044,000	3,247,775	739,935	33,340	192,238	5,257,289
President and CEO	2021	1,000,000	3,222,639	701,250	65,571	221,007	5,210,467
	2020	960,000	2,974,497	1,818,000	484,134	186,779	6,423,410
Jason L. Vollmer	2022	530,000	860,649	225,383	—	150,957	1,766,989
Vice President and CFO	2021	490,000	845,942	206,168	—	122,163	1,664,273
	2020	440,000	654,388	499,950	6,880	105,928	1,707,146
David C. Barney[4]	2022	535,000	868,777	313,377	—	214,491	1,931,645
Former President and CEO of	2021	512,500	884,789	310,191	—	219,420	1,926,900
Knife River Corporation	2020	487,000	725,030	804,646	86,980	220,062	2,323,718
Jeffrey S. Thiede	2022	530,000	860,649	613,343	—	166,470	2,170,462
President and CEO of	2021	507,500	876,148	293,462	—	171,822	1,848,932
MDU Construction	2020	487,000	725,030	852,128	—	170,362	2,234,520
Services Group, Inc.							
Nicole A. Kivisto	2022	530,000	860,649	266,723	1,294	78,795	1,737,461
President and CEO of	2021	507,500	876,148	332,666	2,645	83,272	1,802,231
Montana-Dakota Utilities Co.,	2020	487,000	725,030	436,839	184,058	73,374	1,906,301
Cascade Natural Gas Corporation,							
and Intermountain Gas Company							

[1] Amounts in this column represent the aggregate grant date fair value of performance share awards at target calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. This column was prepared assuming none of the awards were or will be forfeited. The amounts were calculated as described in Note 13 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2022. For 2022, the aggregate grant date fair value of outstanding performance share awards assuming the highest level of payout would be as follows:

Name	Aggregate Grant Date Fair Value at Highest Payout ($)
David L. Goodin	5,767,500
Jason L. Vollmer	1,528,381
David C. Barney	1,542,806
Jeffrey S. Thiede	1,528,381
Nicole A. Kivisto	1,528,381

2   Amounts shown for 2022 represent the change in the actuarial present value for the named executive officers' accumulated benefits under the pension plan, SISP, and Excess SISP, collectively referred to as the "accumulated pension change," plus above-market earnings on deferred annual incentives as of December 31, 2022. Where the change in accumulated pension benefits is negative, executive compensation rules require the disclosure of the negative amount by footnote but note the negative amount should not be reflected in the sum reported in column (h) of the table.

Name	Accumulated Pension Change ($)	Above Market Earnings ($)
David L. Goodin	(1,048,574)	33,340
Jason L. Vollmer	(14,814)	—
David C. Barney	(262,364)	—
Jeffrey S. Thiede	—	—
Nicole A. Kivisto	(417,732)	1,294

3   All Other Compensation for 2022 is comprised of:

Name	401(k) Plan ($)[a]	Nonqualified Deferred Compensation Plan ($)[b]	Life Insurance Premium ($)	Matching Charitable Contributions ($)	Dividend Equivalents ($)[c]	Total ($)
David L. Goodin	44,189	—	774	3,600	143,675	192,238
Jason L. Vollmer	30,500	79,500	774	3,600	36,583	150,957
David C. Barney	24,400	150,000	774	1,200	38,117	214,491
Jeffrey S. Thiede	24,400	100,000	774	3,475	37,821	166,470
Nicole A. Kivisto	36,600	—	774	3,600	37,821	78,795

a   Represents company contributions to the 401(k) plan, which includes matching contributions and retirement contributions associated with the frozen pension plans as of December 31, 2009.

b   Represents company contribution amounts to the MDU Resources Group, Inc. Deferred Compensation Plan (DCP) which are approved by the compensation committee and the board of directors. The purpose of the plan is to recognize outstanding performance coupled with enhanced retention as the DCP requires a vesting period. For further information, see the section entitled "Nonqualified Deferred Compensation for 2022."

c   Represents accrued dividend equivalents for 2022 on the 2022-2024, 2021-2023, and 2020-2022 performance share awards associated with financial performance measures and restricted stock units. The 2022-2024 and 2021-2023 performance share awards are presented at target, and the 2020-2022 performance share awards are presented based on the actual achievement of the performance measures.

4   On February 16, 2023, the company announced that Mr. Barney would cease serving in his position as chief executive officer of Knife River Corporation, the company's construction materials and contracting segment, effective as of March 1, 2023.

Grants of Plan-Based Awards in 2022

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
David L. Goodin	2/17/2022 [1]	326,250	1,305,000	2,610,000					
	2/17/2022 [2]				15,753	78,766	157,532		2,519,724
	2/17/2022 [3]							26,255	728,051
Jason L. Vollmer	2/17/2022 [1]	99,375	397,500	795,000					
	2/17/2022 [2]				4,174	20,873	41,746		667,732
	2/17/2022 [3]							6,957	192,918
David C. Barney	2/17/2022 [1]	100,313	401,250	963,000					
	2/17/2022 [2]				4,214	21,070	42,140		674,029
	2/17/2022 [3]							7,023	194,748
Jeffrey S. Thiede	2/17/2022 [1]	99,375	397,500	954,000					
	2/17/2022 [2]				4,174	20,873	41,746		667,732
	2/17/2022 [3]							6,957	192,918
Nicole A. Kivisto	2/17/2022 [1]	178,875	397,500	795,000					
	2/17/2022 [2]				4,174	20,873	41,746		667,732
	2/17/2022 [3]							6,957	192,918

[1] Annual incentive for 2022 granted pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan.

[2] Performance shares for the 2022-2024 performance period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan.

[3] Restricted Stock Units for the 2022-2024 period granted pursuant to the MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan.

Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Annual Incentive

The compensation committee recommended the 2022 annual cash incentive award for our named executive officers and the board approved these opportunities at its meeting on February 17, 2022. The awards at threshold, target, and maximum are reflected in columns (c), (d), and (e), respectively, of the Grants of Plan-Based Awards Table. The actual amount paid with respect to 2022 performance is reflected in column (g) of the Summary Compensation Table.

As described in the "Annual Cash Incentives" section of the "Compensation Discussion and Analysis," payment of annual cash incentive awards is dependent upon achievement of performance measures; actual payout may range from 0% to 200% of the target except for the construction materials and contracting and construction services segments which may range from 0% to 240%. The DEI modifier adds or deducts up to 5% of the executives' annual incentive target based on the compensation committee's assessment.

All our named executive officers were awarded their annual cash incentives pursuant to the MDU Resources Group, Inc. Executive Incentive Compensation Plan. Under the Executive Incentive Compensation Plan, executives who retire during the year at or after age 65 remain eligible to receive a prorated award, but executives who terminate employment for other reasons are not eligible for an award. The compensation committee generally does not modify the performance measures; however, if in years of unusually adverse or favorable external conditions or other unforeseen significant factors beyond the control of management, the compensation committee may modify the performance measures. In determining the 2022 annual incentive awards, the compensation committee approved adjustments to earnings from continuing operations of $612,000 after-tax for costs incurred associated with mergers and acquisitions at the construction materials and contracting segment and $12.7 million after-tax for costs incurred in connection with the company's intent to separate the construction materials and contracting segment pursuant to a tax-free spinoff and the strategic review to optimize the value of the construction services segment. The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether to adjust payment of awards downward based upon individual performance. For further discussion of the specific 2022 incentive plan performance measures and results, see the "Annual Cash Incentives" section in the "Compensation Discussion and Analysis."

Long-Term Incentive

The compensation committee recommended long-term incentive awards for the named executive officers in the form of 75% performance shares and 25% time-vesting restricted stock units, and the board approved the awards at its meeting on February 17, 2022. The portion of the long-term incentive associated with performance shares are presented as the number of performance shares at threshold, target, and maximum in columns (f), (g), and (h) of the Grants of Plan-Based Awards Table. The value of the long-term performance-based incentive based on the aggregate grant date fair value and is included in the amount recorded in column (e) of the Summary Compensation Table and column (l) of the Grant of Plan-Based Awards Table.

Depending on the achievement of the performance measures associated with our 2022-2024 performance period measured as of December 31, 2024, executives will receive from 0% to 200% of the target performance share awards in February 2025. We also will pay dividend equivalents in cash on the number of shares actually vested for the performance period. The dividend equivalents will be paid in February 2025 if and to the extent they vest and at the same time as the performance share awards are settled.

The portion of the long-term incentive associated with time-vesting restricted stock units are presented as the number of units in column (i) of the Grants of Plan-Based Awards Table. The value of the time-vesting restricted stock units is based on the aggregate grant date value and is included in the amount recorded in column (e) of the Summary Compensation Table and column (l) of the Grant of Plan-Based Awards Table.

The 2022-2024 time-vesting restricted stock units will vest on December 31, 2024, if the executives remain employed with the company through the vesting date. Settlement of the restricted stock units and payment of dividend equivalents will occur in February 2025.

Salary and Bonus in Proportion to Total Compensation

The following table shows the proportion of salary and bonus to total compensation as presented in the Summary Compensation Table. Bonuses for purposes of this table and the Summary Compensation Table refer to discretionary payments to executive officers outside of our executive incentive plans as described above. No bonuses were paid to the executive officers in 2022.

Name	Salary ($)	Bonus ($)	Total Compensation ($)	Salary and Bonus as a % of Total Compensation
David L. Goodin	1,044,000	—	5,257,289	19.9%
Jason L. Vollmer	530,000	—	1,766,989	30.0%
David C. Barney	535,000	—	1,931,645	27.7%
Jeffrey S. Thiede	530,000	—	2,170,462	24.4%
Nicole A. Kivisto	530,000	—	1,737,461	30.5%

Outstanding Equity Awards at Fiscal Year-End 2022

| | Stock Awards | | | |
Name (a)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (g)[1]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)[2]
David L. Goodin	51,971	1,576,800	238,106	7,224,136
Jason L. Vollmer	13,707	415,870	59,207	1,796,340
David C. Barney	14,083	427,278	62,286	1,889,757
Jeffrey S. Thiede	13,948	423,182	61,882	1,877,500
Nicole A. Kivisto	13,948	423,182	61,882	1,877,500

[1] Below is the breakdown by year of the outstanding restricted stock unit awards:

Name	2020-2022 Award (#)	2021-2023 Award (#)	2022-2024 Award (#)	Total (#)
David L. Goodin	n/a	25,716	26,255	51,971
Jason L. Vollmer	n/a	6,750	6,957	13,707
David C. Barney	n/a	7,060	7,023	14,083
Jeffrey S. Thiede	n/a	6,991	6,957	13,948
Nicole A. Kivisto	n/a	6,991	6,957	13,948

[2] Value based on the number of performance shares and restricted stock units reflected in columns (g) and (i) multiplied by $30.34, the year-end per share closing stock price for 2022.

[3] Below is a breakdown by year of the outstanding performance share awards:

Name	2020-2022 Award (#)	2021-2023 Award (#)	2022-2024 Award (#)	Total (#)
David L. Goodin	82,191	77,149	78,766	238,106
Jason L. Vollmer	18,082	20,252	20,873	59,207
David C. Barney	20,034	21,182	21,070	62,286
Jeffrey S. Thiede	20,034	20,975	20,873	61,882
Nicole A. Kivisto	20,034	20,975	20,873	61,882

Performance shares for the 2020 award are shown at the target level (100%) based on results for the 2020-2022 performance period being between threshold and target.

Performance shares for the 2021 award are shown at the target level (100%) based on results for the first two years of the 2021-2023 performance period being between threshold and target.

Performance shares for the 2022 award are shown at the target level (100%) based on results for the first year of the 2022-2024 performance period being between threshold and target.

While for purposes of the Outstanding Equity Awards at Fiscal Year-End 2022 table, the number of shares and value shown for the 2020-2022 performance period is at 100% of target, the actual results for the performance period certified by the compensation committee and settled on February 16, 2023, was 91.7% of target. For further information, see the "Long-Term Incentives" section of the "Compensation Discussion and Analysis."

Option Exercises and Stock Vested During 2022

	Stock Awards	
Name **(a)**	**Number of Shares** **Acquired on Vesting** **(#)** **(d)[1]**	**Value Realized** **on Vesting** **($)** **(e)[2]**
David L. Goodin	133,980	4,467,563
Jason L. Vollmer	26,795	893,479
David C. Barney	32,656	1,088,914
Jeffrey S. Thiede	32,656	1,088,914
Nicole A. Kivisto	32,656	1,088,914

[1] Reflects performance shares for the 2019-2021 performance period ended December 31, 2021, which were settled February 17, 2022.

[2] Reflects the value of vested performance shares based on the closing stock price of $30.84 per share upon the vesting of stock on December 31, 2021 and the dividend equivalents paid on the vested shares.

Pension Benefits for 2022

Name **(a)**	**Plan Name** **(b)**	**Number of Years** **Credited Service** **(#)** **(c)[1]**	**Present Value of** **Accumulated Benefit** **($)** **(d)**
David L. Goodin	Pension	26	1,060,191
	Basic SISP	10	2,431,755
	Excess SISP [2]	26	34,871
Jason L. Vollmer	Pension	4	18,862
	Basic SISP [2]	n/a	—
	Excess SISP [2]	n/a	—
David C. Barney	Pension [2]	n/a	—
	Basic SISP	10	1,401,382
	Excess SISP [2]	n/a	—
Jeffrey S. Thiede	Pension [2]	n/a	—
	Basic SISP [2]	n/a	—
	Excess SISP [2]	n/a	—
Nicole A. Kivisto	Pension	14	192,573
	Basic SISP	10	387,572
	Excess SISP [2]	n/a	—

[1] Years of credited service related to the pension plan reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen. Years of credited service related to the Basic SISP reflects the years toward full vesting of the benefit which is 10 years. Years of credited service related to Excess SISP reflects the same number of credited years of service as the pension plan.

[2] Messrs. Barney and Thiede do not participate in the pension plans. Messrs. Vollmer and Thiede do not participate in the SISP. Mr. Goodin is the only named executive officer eligible to participate in the Excess SISP.

The amounts shown for the pension plan, Basic SISP, and Excess SISP represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2022, calculated using:

• a 4.97% discount rate for the Basic SISP and Excess SISP;

• a 5.04% discount rate for the pension plan;

• the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only); and

• no recognition of pre-retirement mortality.

The actuary assumed a retirement age of 60 for the pension, Basic SISP, and Excess SISP benefits and assumed retirement benefits commence at age 60 for the pension and Excess SISP and age 65 for Basic SISP benefits.

Pension Plan

The MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees (pension plan) applies to employees hired before 2006 and was amended to cease benefit accruals as of December 31, 2009. The benefits under the pension plan are based on a participant's average annual salary over the 60 consecutive month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and as actuarially reduced annuities with a survivor benefit for married participants unless they choose otherwise.

Supplemental Income Security Plan

The Supplemental Income Security Plan (SISP), a nonqualified defined benefit retirement plan, was offered to select key managers and executives. SISP benefits are determined by reference to levels defined within the plan. Our compensation committee, after receiving recommendations from our CEO, determined each participant's level within the plan. On February 11, 2016, the SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants.

Basic SISP Benefits

Basic SISP is intended to augment the retirement income provided under the pension plans and are payable to the participant or their beneficiary for a period of 15 years. The Basic SISP benefits are subject to a vesting schedule where participants are 100% vested after ten years of participation in the plan.

Participants can elect to receive the Basic SISP as:

• monthly retirement benefits only;

• monthly death benefits paid to a beneficiary only; or

• a combination of retirement and death benefits, where each benefit is reduced proportionately.

Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided.

Excess SISP Benefits

Excess SISP is an additional retirement benefit relating to Internal Revenue Code limitations on retirement benefits provided under the pension plans. Excess SISP benefits are equal to the difference between the monthly retirement benefits that would have been payable to the participant under the pension plans absent the limitations under the Internal Revenue Code and the actual benefits payable to the participant under the pension plans. Participants are only eligible for the Excess SISP benefits if the participant is fully vested under the pension plan, their employment terminates prior to age 65, and benefits under the pension plan are reduced due to limitations under the Internal Revenue Code on plan compensation.

In 2009, the SISP was amended to limit eligibility for the Excess SISP benefit. Mr. Goodin is the only named executive officer eligible for the Excess SISP benefit. Benefits generally commence six months after the participant's employment terminates and continue to age 65 or until the death of the participant, if prior to age 65.

Both Basic and Excess SISP benefits are forfeited if the participant's employment is terminated for cause.

Nonqualified Deferred Compensation for 2022

Deferred Annual Incentive Compensation

Executives participating in the Executive Incentive Compensation Plan could elect to defer up to 100% of their annual incentive awards which would accrue interest at a rate determined each year based on an average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the twelve month period from October to September. The interest rate in effect for 2022 was 3.06%. Payment of deferred amounts is in accordance with the participant's election either as lump sum or in monthly installments not to exceed 120 months, following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a change of control, all amounts deferred would immediately become payable. For purposes of deferred annual incentive compensation, a change of control is defined as:

- an acquisition during a 12-month period of 30% or more of the total voting power of our stock;

- an acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock;

- replacement of a majority of the members of our board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors; or

- acquisition of our assets having a gross fair market value at least equal to 40% of the gross fair market value of all of our assets.

The deferred compensation provision of the Executive Incentive Compensation Plan was frozen to new contributions effective January 1, 2021.

Nonqualified Defined Contribution Plan

The company adopted the Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Company contributions to participant accounts were approved by the compensation committee and constitute an unsecured promise of the company to make such payments. Participant accounts capture the hypothetical investment experience based on the participant's elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vest four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause. The Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

MDU Resources Group, Inc. Deferred Compensation Plan

The company adopted the MDU Resources Group, Inc. Deferred Compensation Plan, effective January 1, 2021, to replace the option to defer annual incentive payments available under the Executive Incentive Compensation Plan and company contributions to participants' accounts through the Nonqualified Defined Contribution Plan. Under the MDU Resources Group, Inc. Deferred Compensation Plan, participants can defer up to 80% of base salary and up to 100% of their annual incentive payment. The company provides discretionary credits to select individuals recommended by the CEO and approved by the compensation committee, similar to the prior Nonqualified Defined Contribution Plan. Participants are 100% vested in their contributions of salary and/or annual incentive but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options similar to the Nonqualified Defined Contribution Plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant's employment is terminated for cause.

The table below includes individual deferrals of salary and/or annual incentive and company contributions made during 2022 under the MDU Resources Group, Inc. Deferred Compensation Plan. Aggregate earnings and the balance represent the combined participant earnings and participant balances under all three nonqualified plans.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
David L. Goodin	—	—	118,713	—	3,939,330
Jason L. Vollmer	31,239	79,500	(70,817)	—	344,408 [1]
David C. Barney	—	150,000	(130,673)	—	1,032,190 [2]
Jeffrey S. Thiede	—	100,000	(216,555)	—	1,258,225 [3]
Nicole A. Kivisto	—	—	4,607	—	152,862

[1] Mr. Vollmer deferred 6% of his base salary and received company credit of $79,500 under the MDU Resources Group, Inc. Deferred Compensation Plan (DCP) for 2022. Mr. Vollmer's balance also includes employer contributions of $49,000 to the DCP for 2021 and $44,000, $40,000, $35,000, and $22,550 for 2020, 2019, 2018, and 2017, respectively to the Nonqualified Defined Contribution Plan. Each of these amounts are reported in column (i) of the Summary Compensation Table for its respective year, where applicable.

[2] Mr. Barney received $150,000 under the MDU Resources Group, Inc. Deferred Compensation Plan for 2022. Mr. Barney's balance also includes contributions of $150,000 to the DCP for 2021 and contributions of $150,000 to the Nonqualified Defined Contribution Plan for each of 2020, 2019, 2018, and 2017. Each of these amounts are reported in column (i) of the Summary Compensation Table for its respective year, where applicable.

[3] Mr. Thiede received $100,000 under the MDU Resources Group, Inc. Deferred Compensation Plan for 2022. Mr. Thiede's balance also includes contributions of $100,000 to the DCP for 2021 and contributions of $100, 000 to the Nonqualified Defined Contribution Plan for each of 2020, 2019, 2018, 2017, and 2016; $150,000 for 2015; $75,000 for 2014; and $33,000 for 2013. Each of these amounts were reported in column (i) of the Summary Compensation Table in the Proxy Statement for its respective year, where applicable.

Potential Payments upon Termination or Change of Control

The Potential Payments upon Termination or Change of Control Table shows the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios or upon a change of control. The scenarios include:

• Voluntary or Not for Cause Termination;

• Death;

• Disability;

• Change of Control with Termination; and

• Change of Control without Termination.

For the named executive officers, the information assumes the terminations or the change of control occurred on December 31, 2022.

The table excludes compensation and benefits our named executive officers would earn during their employment with us whether or not a termination or change of control event had occurred. The tables also do not include benefits under plans or arrangements generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under our qualified defined benefit pension plan (for employees hired before 2006), accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include deferred compensation under our Executive Incentive Compensation Plan, Nonqualified Defined Contribution Plan, or MDU Resources Group, Inc. Deferred Compensation Plan. These amounts are shown and explained in the "Nonqualified Deferred Compensation for 2022" Table.

Compensation

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change of control of the company. The compensation committee generally considers providing severance benefits on a case-by-case basis. Any post-employment or change of control benefits available to our executives are addressed within our incentive and retirement plans. Because severance payments are discretionary, no amounts are presented in the tables.

All our named executive officers were granted their 2022 annual incentive award under the Executive Incentive Compensation Plan (EICP) which has no change of control provision in regards to annual incentive compensation other than for deferred compensation. The EICP requires participants to remain employed with the company through the service year to be eligible for a payout unless otherwise determined by the compensation committee for executive officers or employment termination after age 65. All our scenarios assume a termination or change in control event on December 31st. In these scenarios, the named executive officers would be considered employed for the entire performance period and would be eligible to receive their annual incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual incentives in the tables for our named executive officers, as they would be eligible to receive their annual incentive award with or without a termination or change of control on December 31, 2022.

All named executive officers received their equity share awards under the Long-Term Performance-Based Incentive Plan (LTIP) which consist of performance share awards for the 2020-2022, 2021-2023 and 2022-2024 vesting periods and restricted stock units for the 2021-2023 and 2022-2024 vesting periods.

Upon a change of control (with or without termination), is defined in the LTIP as:

• the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock;

• a majority of our board of directors whose election or nomination was not approved by a majority of the incumbent board members;

• consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors; or

• stockholder approval of our liquidation or dissolution.

As a result, in the case of a change of control (with or without termination) both performance share awards and restricted stock unit awards would be deemed fully earned and vest at their target levels for the named executive officers.

For our performance share awards, if a participant terminates employment for any reason other than a change of control or prior to reaching age 55 with 10 years of service, their performance share awards are forfeited. If a participant terminates employment for any reason other than for cause after reaching age 55 and completing 10 years of service, performance share awards are prorated as follows:

• termination of employment during the first year of the vesting period = equity share awards are forfeited;

• termination of employment during the second year of the vesting period = equity share awards earned are prorated based on the number of months employed during the vesting period; and

• termination of employment during the third year of the vesting period = full amount of any equity share awards earned are received.

Under the scenarios of voluntary or not for cause termination, disability or death, Messrs. Goodin, Barney, and Thiede would receive performance shares as they have each reached age 55 and have 10 or more years of service. The number of performance shares received would be based on the following:

• 2020-2022 performance shares would vest based on the achievement of the performance measure for the period ended December 31, 2022, which was 91.7%;

• 2021-2023 performance shares would be prorated at 24 out of 36 months (2/3) of the vesting period and vest based on the actual achievement of the performance measure for the period ended December 31, 2023. For purposes of the Potential Payments upon Termination or Change of Control Table, the performance achievement for the performance period is shown at target; and

• 2022-2024 performance shares would be forfeited.

Neither Ms. Kivisto nor Mr. Vollmer have reached age 55; therefore, they are not eligible for vesting of performance shares in the event of their termination, death or disability.

Our restricted stock unit award agreement provides that restricted stock unit share awards are forfeited if the participant's employment terminates for situations other than death, disability or before the participant has reached age 55 with 10 years of service. If a participant's employment terminates after reaching age 55 and completing 10 years of service, restricted stock unit share awards are prorated as follows:

• termination of employment during the first year of the vesting period = restricted stock unit awards are forfeited;

• termination of employment during the second year of the vesting period = restricted stock unit awards earned are prorated based on the number of months employed during the vesting period; and

• termination of employment during the third year of the vesting period = full amount of any restricted stock unit awards earned are received.

In situations of death or disability, the restricted stock unit awards earned would be prorated based on the number of full months of employment completed prior to death or disability during the vesting period.

For 2022, our awards include restricted stock units for the 2021-2023 and 2022-2024 vesting periods. In the case of voluntary or not for cause termination, Messrs. Goodin, Barney and Thiede would forfeit their 2022-2024, restricted stock units but receive their 2021-2023 restricted stock units based on a proration of 24 out of 36 months (2/3). Since neither Ms. Kivisto or Mr. Vollmer have reached age 55, in the case of voluntary or not for cause termination, they would forfeit their 2021-2023 and 2022-2024 restricted stock unit awards.

In the case of termination due to death or disability, all our named executive officers would receive 1/3 of the granted shares associated with the 2022-2024 award based on 12 out of 36 months of the vesting period and 2/3 of the granted shares associated with the 2021-2023 award based on 24 out of 36 months of the vesting period.

For purposes of calculating the performance share and restricted stock unit award value shown in the Potential Payments upon Termination or Change of Control Table, the number of vesting shares was multiplied by the average of the high and low stock price for the last market day of the year, which was December 31, 2022. Dividend equivalents based on the number of vesting shares are also included in the amounts presented.

Benefits

Supplemental Income Security Plan

As described in the "Pension Benefits for 2022" section, the Basic SISP provides benefit payments for 15 years commencing at the latter of retirement or age 65. Of the named executive officers, only Messrs. Goodin, Barney, and Ms. Kivisto participate in the Basic SISP benefits and are 100% vested in their benefit.

Under all scenarios except death and change of control without termination, the payment represents the present value of the vested Basic SISP benefit as of December 31, 2022, using the monthly retirement benefit shown in the table below and a discount rate of 4.97%. In the event of death, Messrs. Goodin, Barney, and Ms. Kivisto's beneficiaries would receive monthly death benefit payments for 15 years. The Potential Payments upon Termination or Change of Control Table shows the present value calculations of the monthly death benefit using the 4.97% discount rate.

	Monthly SISP Retirement Payment ($)	Monthly SISP Death Payment ($)
David L. Goodin	23,040	46,080
David C. Barney	10,936	21,872
Nicole A. Kivisto	6,572	13,144

Because the plan requires a participant to be no longer actively employed by the company in order to be eligible for payments, we do not show benefits for the change of control without a termination scenario.

Mr. Goodin is the only named executive officer eligible for the Excess SISP. Benefits generally commence six months after the participant's employment terminates and continue to age 65 or until the death of the participant, if prior to age 65. As explained in the "Pension Benefits for 2022", Excess SISP benefits are equal to the difference between the monthly retirement benefits that would have been payable to the participant under the pension plans absent the limitations under the Internal Revenue Code and the actual benefits payable to the participant under the pension plans. Under all scenarios except death or change of control without termination, the payment represents the present value of the monthly Excess SISP benefit discounted using a rate of 4.97%

Disability

We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue until as follows:

Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65-67	To age 70
Age 68 and over	24 months

Disability benefits are reduced for amounts paid as retirement benefits which include pension and SISP benefits. The disability payments in the Potential Payments upon Termination or Change of Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Messrs. Goodin and Vollmer and Ms. Kivisto, who participate in the pension plan, the amount represents the present value of the disability benefit after reduction for retirement benefits using a discount rate of 5.04%. Because Messrs. Goodin and Barney's retirement benefits are greater than the disability benefit, the amount shown is zero. For Mr. Thiede, who does not participate in the pension plan, the amount represents the present value of the disability benefit without reduction for retirement benefits using the discount rate of 4.97%, which is considered a reasonable rate for purposes of the calculation.

Potential Payments upon Termination or Change of Control Table

Executive Benefits and Payments upon Termination or Change of Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
David L. Goodin					
Compensation:					
Performance Shares	4,131,375	4,131,375	4,131,375	7,640,916	7,640,916
Restricted Stock Units	550,065	823,390	823,390	1,645,042	1,645,042
Benefits and Perquisites:					
Basic SISP	2,423,837	—	2,423,837	2,423,837	—
Excess SISP	34,074	—	34,074	34,074	—
SISP Death Benefits	—	5,862,771	—	—	—
Disability Benefits	—	—	—	—	—
Total	**7,139,351**	**10,817,536**	**7,412,676**	**11,743,869**	**9,285,958**
Jason L. Vollmer					
Compensation:					
Performance Shares	—	—	—	1,896,909	1,896,909
Restricted Stock Units	—	216,805	216,805	433,841	433,841
Benefits and Perquisites:					
Disability Benefits	—	—	726,427	—	—
Total	**—**	**216,805**	**943,232**	**2,330,750**	**2,330,750**
David C. Barney[1]					
Compensation:					
Performance Shares	1,057,846	1,057,846	1,057,846	1,997,160	1,997,160
Restricted Stock Units	151,024	224,134	224,134	445,848	445,848
Benefits and Perquisites:					
Basic SISP	1,391,390	—	1,391,390	1,391,390	—
SISP Death Benefits	—	2,782,780	—	—	—
Disability Benefits	—	—	—	—	—
Total	**2,600,260**	**4,064,760**	**2,673,370**	**3,834,398**	**2,443,008**
Jeffrey S. Thiede					
Compensation:					
Performance Shares	1,053,418	1,053,418	1,053,418	1,984,366	1,984,366
Restricted Stock Units	149,548	221,971	221,971	441,573	441,573
Benefits and Perquisites:					
Disability Benefits	—	—	266,245	—	—
Total	**1,202,966**	**1,275,389**	**1,541,634**	**2,425,939**	**2,425,939**
Nicole A. Kivisto					
Compensation:					
Performance Shares	—	—	—	1,984,366	1,984,366
Restricted Stock Units	—	221,971	221,971	441,573	441,573
Benefits and Perquisites:					
Basic SISP	384,441	—	384,441	384,441	—
SISP Death Benefits	—	1,672,315	—	—	—
Disability Benefits	—	—	532,912	—	—
Total	**384,441**	**1,894,286**	**1,139,324**	**2,810,380**	**2,425,939**

[1] On February 16, 2023, the company announced that Mr. Barney would cease serving in his position as chief executive officer of Knife River Corporation, the company's construction materials and contracting segment, effective as of March 1, 2023.

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing information regarding the relationship of the annual total compensation of David L. Goodin, our president and chief executive officer, to the annual total compensation of our median employee.

Our employee workforce fluctuates during the year largely depending on the seasonality, number, and size of construction project activity conducted by our businesses. Approximately 59% of our employee workforce is employed under union bargained labor contracts which define compensation and benefits for participants which may include payments made by the company associated with employee participation in union benefit and pension plans.

We identified the median employee by examining the 2022 taxable wage information for all individuals on the company's payroll records as of December 31, 2022, excluding Mr. Goodin. All of the company's employees are located in the United States. We made no adjustments to annualize compensation for individuals employed for only part of the year. We selected taxable wages as reported to the IRS on Form W-2 for 2022 to identify the median employee as it includes substantially all of the compensation for our median employee and provided a reasonably efficient and cost-effective manner for the identification of the median employee. Our median employee works for a subsidiary of our construction materials and contracting segment with compensation consisting of wages, bonus, company 401(k) matching contributions and profit sharing, life insurance premiums, car allowance, and per diem.

Once identified, we categorized the median employee's compensation using the same methodology as the compensation components reported in the Summary Compensation Table. For 2022, the total annual compensation of Mr. Goodin as reported in the Summary Compensation Table included in this Proxy Statement was $5,257,289, and the total annual compensation of our median employee was $96,652. Based on this information, the 2022 ratio of annual total compensation of Mr. Goodin to the median employee was 54 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing information regarding the Compensation Actually Paid (CAP), as defined by SEC rules, to our executives versus company financial performance. The CAP amounts shown in the table below do not reflect the actual amount of compensation earned by or paid to our executives during the applicable year.

Year[1]	Summary Compensation Table Total Compensation for Principal Executive Officer (PEO)[2] ($)	Compensation Actually Paid to PEO[3] ($)	Average Summary Compensation Table Total Compensation for Non-PEO Named Executive Officers[4] ($)	Average Compensation Actually Paid to non-PEO Named Executive Officers[5] ($)	Value of initial fixed $100 investment based on:		Net Income[8] (in thousands) ($)	Company Selected Measure - Earnings per Share[9] ($)
					Total Stockholder Return[6] ($)	Peer Group Total Stockholder Return[7] ($)		
2022	5,257,289	5,644,274	1,901,639	1,998,863	111.98	123.90	367,489	1.81
2021	5,210,467	7,143,972	1,810,584	2,273,834	110.37	128.00	378,131	1.87
2020	6,423,410	5,664,783	2,042,921	1,901,274	91.69	101.04	390,205	1.95

[1] Our PEO for years 2020, 2021 and 2022 was David L. Goodin. Our non-PEO named executive officers (NEO) for 2020, 2021 and 2022 were Jason L. Vollmer, David C. Barney, Jeffrey S. Thiede and Nicole A. Kivisto.

[2] Represents Mr. Goodin's total compensation as shown in the Summary Compensation Table (SCT) for 2020, 2021 and 2022.

[3] To arrive at CAP for Mr. Goodin, total compensation as reported in the SCT was adjusted for the following:

	2022	2021	2020
SCT Total Compensation for the PEO	5,257,289	5,210,467	6,423,410
less: Reported Value of Stock Awards in the SCT[a]	3,247,775	3,222,639	2,974,497
plus: Stock Award Adjustments[a,b]	3,634,760	5,156,144	2,651,451
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—	—	435,581
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—	—	—
CAP for the PEO	5,644,274	7,143,972	5,664,783

[a] Equity compensation grant date fair value for awards with a market condition performance measure are determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Year-end fair values for awards with a market condition performance measure were determined using the same assumptions. Equity compensation grant date and year-end fair value for time-vesting awards and awards with financial performance measures were determined by the closing stock price on the date of grant or year-end, as applicable.

[b] Stock Award Adjustments in determining CAP

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	3,665,234	(198,017)	—	167,543	—	—	3,634,760
2021	3,586,652	(90,005)	—	1,659,497	—	—	5,156,144
2020	2,402,446	(557,760)	—	806,765	—	—	2,651,451

[4] Represents the average total compensation of our non-PEO named executive officers as shown in the SCT for 2020, 2021 and 2022.

[5] To arrive at the Average CAP for our non-PEO named executive officers, total compensation as reported in the SCT was adjusted for the following:

	2022	2021	2020
Average of SCT Total Compensation for Non-PEO Named Executive Officers	1,901,639	1,810,584	2,042,921
less: Reported Value of Stock Awards in the SCT[a]	862,681	870,757	707,370
plus: Stock Award Adjustments[a,b]	959,905	1,334,007	634,637
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—	—	68,914
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—	—	—
Average CAP for the Non-PEO Named Executive Officers	1,998,863	2,273,834	1,901,274

[a] Equity compensation grant date fair value for awards with a market condition performance measure are determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Year-end fair values for awards with a market condition performance measure were determined using the same assumptions. Equity compensation grant date and year-end fair value for time-vesting awards and awards with financial performance measures were determined by the closing stock price on the date of grant or year-end, as applicable.

[b] Stock Award Adjustments in determining CAP

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	973,569	(53,505)	—	39,841	—	—	959,905
2021	969,113	(21,403)	—	386,297	—	—	1,334,007
2020	571,330	(129,852)	—	193,159	—	—	634,637

[6] Represents value of $100 invested in company stock on December 31, 2019 as of December 31, 2020, December 31, 2021 and December 31, 2022 assuming dividends are reinvested in company stock at the frequency paid.

[7] Represents the value of $100 invested in the compensation peer group company stock on December 31, 2019 as of December 31.2020,

December 31, 2021 and December 31, 2022 assuming dividends are reinvested in the compensation peer group stock at the frequency paid. Returns of each peer group company are weighted according to the peer group company's market capitalization at the beginning of the period. Our compensation benchmarking peer group companies for 2020, 2021 and 2022 included:

2020	2021	2022
Alliant Energy	Alliant Energy	Alliant Energy
Ameren Corporation	Ameren Corporation	Ameren Corporation
Atmos Energy Corporation	Atmos Energy Corporation	Atmos Energy Corporation
Black Hills Corporation	Black Hills Corporation	Black Hills Corporation
CMS Energy Corporation	CMS Energy Corporation	CMS Energy Corporation
Dycom Industries, Inc.	Dycom Industries, Inc.	Dycom Industries, Inc.
EMCOR Group, Inc.	EMCOR Group, Inc.	EMCOR Group, Inc.
Evergy, Inc.	Evergy, Inc.	Evergy, Inc.
Granite Construction Incorporated	Granite Construction Incorporated	Granite Construction Incorporated
Jacobs Engineering Group Inc.	Jacobs Engineering Group Inc.*	KRB, Inc.
KRB, Inc.	KRB, Inc.	Martin Marietta Materials, Inc.
Martin Marietta Materials, Inc.	Martin Marietta Materials, Inc.	MasTec, Inc.
MasTec, Inc.	MasTec, Inc.	MYR Group, Inc.*
NiSource Inc.	NiSource Inc.	NiSource Inc.
Pinnacle West Capital Corporation	Pinnacle West Capital Corporation	Pinnacle West Capital Corporation
Portland General Electric Company	Portland General Electric Company	Portland General Electric Company
Quanta Services, Inc.	Quanta Services, Inc.	Quanta Services, Inc.
Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.
Summit Materials, Inc.	Summit Materials, Inc.	Summit Materials, Inc.
Vulcan Materials Company	Vulcan Materials Company	Vulcan Materials Company
WEC Energy Group, Inc.	WEC Energy Group, Inc.	WEC Energy Group, Inc.

* Jacobs Engineering Group, Inc. was replaced with MYR Group Inc. in 2022 due to size. Total stockholder return for the peer group companies for 12/31/2020, 12/31/2021 and 12/31/2022 were as follows

	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Peer group with Jacobs Engineering Group Inc.	$ 100.00	$ 101.04	$ 128.00	$ 124.22
Peer group with MYR Group, Inc.	$ 100.00	$ 100.01	$ 126.85	$ 123.90

[8] Represents GAAP Net Income reported for the company in 2020, 2021 and 2022.

[9] Earnings per share (EPS) is the performance measure shared by the PEO and non-PEO named executive officers in the annual incentive program. EPS results represent 100% of the PEO and CFO's annual incentive and 20% of the remaining non-PEO named executive officers annual incentive.

2022 Most Important Financial Measures

The financial performance measures identified as the most important measures used by the company to link PEO and non-PEO named executive officer 2022 CAP to company performance are listed below in unranked order each of which is described in more detail in the "Compensation Discussion and Analysis".

Performance Metrics Most Closely Linked to CAP for 2022
Earnings per Share
Earnings Growth from Continuing Operations
Relative Total Stockholder Return

Descriptions of the Information Presented in the Pay Versus Performance Table

We are providing the following graphics to illustrate the relationship between our PEO CAP and our non-PEO named executive officers' CAP as a group and company performance, as set forth and described in and under the "Pay Versus Performance" table, including the company's cumulative total stockholder return (TSR), net income and EPS. In addition, we are providing a graphic to illustrate the relationship between the company's cumulative TSR and our compensation benchmarking peer group's cumulative TSR.

CAP vs. TSR

Our TSR is a reflection of our stock price and dividends paid over a period of time and is important to stockholders as it measures the performance of an investment in our company stock in the marketplace. The following charts depicts the PEO and average non-PEO named executive officer CAP compared to the value of $100 invested in company and peer company stock on December 31, 2019 as of December 31, 2020, December 31, 2021 and December 31, 2022 assuming dividends are reinvested in company stock at the frequency paid.



CAP vs. Net Income

The following charts depicts the PEO and average non-PEO NEO CAP compared to the company's net income for 2020, 2021 and 2022.



CAP vs. EPS

The following charts depicts the PEO and average non-PEO named executive officer CAP compared to the company's EPS for 2020, 2021 and 2022.



AUDIT MATTERS

ITEM 4: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2023

The audit committee at its February 2023 meeting appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023. The board of directors concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent registered public accounting firm since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2023, the audit committee will consider your vote in determining its appointment of our independent registered public accounting firm for the next fiscal year. The audit committee, in appointing our independent registered public accounting firm, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will be present at the annual meeting and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the annual meeting; however, he or she will be free to do so if he or she chooses.

> **The board of directors recommends a vote "for" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023.**

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal.

Annual Evaluation and Selection of Deloitte & Touche LLP

The audit committee annually evaluates the performance of its independent registered public accounting firm, including the senior audit engagement team, and determines whether to re-engage the current independent accounting firm or consider other firms. Factors considered by the audit committee in deciding whether to retain the current independent accounting firm include:

- Deloitte & Touche LLP's capabilities considering the complexity of our business and the resulting demands placed on Deloitte & Touche LLP in terms of technical expertise and knowledge of our industry and business;

- the quality and candor of Deloitte & Touche LLP's communications with the audit committee and management;

- Deloitte & Touche LLP's independence;

- the quality and efficiency of the services provided by Deloitte & Touche LLP, including input from management on Deloitte & Touche LLP's performance and how effectively Deloitte & Touche LLP demonstrated its independent judgment, objectivity, and professional skepticism;

- the workload capacity and resources of Deloitte & Touche LLP's senior audit engagement team;

- external data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte & Touche LLP and its peer firms; and

- the appropriateness of Deloitte & Touche LLP's fees, tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure Deloitte & Touche LLP's continued independence.

Based on this evaluation, the audit committee and the board believe that retaining Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2023, is in the best interests of our company and its stockholders.

In accordance with rules applicable to mandatory partner rotation, Deloitte & Touche LLP's lead engagement partner for our audit was changed in 2022. The audit committee oversees the process for, and ultimately approves, the selection of the lead engagement partner.

Audit Fees and Non-Audit Fees

The following table summarizes the aggregate fees that our independent registered public accounting firm, Deloitte & Touche LLP, billed or is expected to bill us for professional services rendered for 2021 and 2022:

	2021	2022
Audit Fees [1]	$ 2,910,640	$ 3,160,291
Audit-Related Fees	—	$ 1,319,159 [2]
Tax Fees	—	—
All Other Fees	—	—
Total Fees [3]	$ 2,910,640	$ 4,479,450
Ratio of Tax and All Other Fees to Audit and Audit-Related Fees	0 %	0 %

[1] Audit fees for 2021 and 2022 consisted of fees for the annual audit of our consolidated financial statements and internal control over financial reporting, statutory and regulatory audits, reviews of quarterly financial statements, comfort letters in connection with securities offerings, and other filings with the SEC.

[2] Fees for Knife River Corporation audit in connection with the company's intent to separate Knife River Corporation pursuant to a tax-free spinoff, and other filings with the SEC.

[3] Total fees reported above include out-of-pocket expenses related to the services provided of $100,000 for 2021 and $181,026 for 2022.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2022 in accordance with the pre-approval policy and procedures the audit committee adopted in 2003. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the SEC.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding the meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, currently David M. Sparby, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP are required to provide a statement setting forth the reasons why rendering of the proposed services does not compromise Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or included as an exhibit thereto or may be delivered in a separate written statement.

AUDIT COMMITTEE REPORT

The audit committee assists the board in fulfilling its oversight responsibilities and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee (a) assists the board's oversight of (i) the integrity of the company's financial reporting process and system of internal controls, (ii) the company's compliance with legal and regulatory requirements and the code of conduct, (iii) the independent auditors' qualifications and independence, (iv) the performance of the company's internal audit function and independent auditors, and (v) the company's management of risks in the audit committee's areas of responsibility; (b) arranges for the preparation of and approves the report that SEC rules require be included in the company's annual proxy statement; and (c) is also responsible for the appointment, compensation, retention, and oversight of the independent auditors including pre-approval of all audit and non-audit services by the independent auditors. The audit committee acts under a written charter which it reviews at least annually and a copy of which is available on our website.

Management has primary responsibility for the company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and assessing the effectiveness of the company's internal controls over financial reporting. The audit committee oversees the company's financial reporting process and internal controls on behalf of the board.

In performing its oversight responsibilities in connection with our financial statements for the year ended December 31, 2022, the audit committee:

- reviewed and discussed the audited financial statements with management;

- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the audit committee concerning independence and discussed with the independent auditors their independence.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC. The audit committee has appointed Deloitte & Touche LLP as the company's independent auditors for 2023. Stockholder ratification of this appointment is included as Item 4 in these proxy materials.

David M. Sparby, Chair
Dale S. Rosenthal
Edward A. Ryan
Chenxi Wang

INFORMATION ABOUT THE ANNUAL MEETING

Who Can Vote?	Stockholders of record at the close of business on March 10, 2023, are entitled to vote each share they owned on that date on each matter presented at the meeting and any adjournment(s) thereof. As of March 10, 2023, we had 203,623,893 shares of common stock outstanding each entitled to one vote per share.
Distribution of Our Proxy Materials Using Notice and Access	We distributed proxy materials to certain of our stockholders via the Internet under the SEC's "Notice and Access" rules to reduce our costs and decrease the environmental impact of our proxy materials. Using this method of distribution, on or about March 24, 2023, we mailed a Notice Regarding the Availability of Proxy Materials (Notice) that contains basic information about our 2023 annual meeting and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you received the Notice and prefer to receive a paper copy of the proxy materials, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via your preferred method.
How to Vote	**You are encouraged to vote in advance of the meeting using one of the following voting methods, even if you are planning to attend the 2023 Annual Meeting of Stockholders.** **Registered Stockholders:** Stockholders of record who hold their shares directly with our stock registrar can vote any one of four ways:  **By Internet**: Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.  **By Telephone:** Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts. Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 8, 2023.  **By Mail:** If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.  **In Person:** Attend the annual meeting, or send a personal representative with an appropriate proxy, to vote by ballot at the meeting. **Beneficial Stockholders:** Stockholders whose shares are held beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name"), will receive voting instructions from said bank, broker, or other holder of record. **If you wish to vote in person at the meeting, you must obtain a legal proxy from your bank, broker, or other holder of record of your shares and present it at the meeting.** **See discussion below regarding the MDU Resources Group, Inc. 401(k) Plan for voting instructions for shares held under our 401(k) plan.**
Revoking Your Proxy or Changing Your Vote	You may change your vote at any time before the proxy is exercised. **Registered Stockholders:** • *If you voted by mail*: you may revoke your proxy by executing and delivering a timely and valid later dated proxy, by voting by ballot at the meeting, or by giving written notice of revocation to the corporate secretary. • *If you voted via the Internet or by telephone*: you may change your vote with a timely and valid later Internet or telephone vote, as the case may be, or by voting by ballot at the meeting. • Attendance at the meeting will not have the effect of revoking a proxy unless (1) you give proper written notice of revocation to the corporate secretary before the proxy is exercised, or (2) you vote by ballot at the meeting. **Beneficial Stockholders:** Follow the specific directions provided by your bank, broker, or other holder of record to change or revoke any voting instructions you have already provided. Alternatively, you may vote your shares by ballot at the meeting if you obtain a legal proxy from your bank, broker, or other holder of record and present it at the meeting.

Discretionary Voting Authority

If you complete and submit your proxy voting instructions, the individuals named as proxies will follow your instructions. If you are a stockholder of record and you submit proxy voting instructions but do not direct how to vote on each item, the individuals named as proxies will vote as the board recommends on each proposal. The individuals named as proxies will vote on any other matters properly presented at the annual meeting in accordance with their discretion. Our bylaws set forth requirements for advance notice of any nominations or agenda items to be brought up for voting at the annual meeting, and we have not received timely notice of any such matters, other than the items from the board of directors described in this Proxy Statement.

Voting Standards

A majority of outstanding shares of stock entitled to vote must be present in person or represented by proxy to hold the meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the annual meeting.

If you are a beneficial holder and do not provide specific voting instruction to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in broker non-votes, on proposals other than the ratification of the selection of our independent registered public accounting firm for 2023.

The following chart describes the proposals to be considered at the annual meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted:

Item No.	Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
1	Election of Directors	For, against, or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee.	No effect	No effect
2	Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve the Compensation Paid to the Company's Named Executive Officers	1 year, 2 years, 3 years, or abstain	The frequency that receives the most votes will be deemed the frequency recommended by our stockholders	No effect	No effect
3	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	For, against, or abstain	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon	Same effect as votes against	No effect
4	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023	For, against, or abstain	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon	Same effect as votes against	Brokers have discretion to vote

Proxy Solicitation

The board of directors is furnishing proxy materials to solicit proxies for use at the Annual Meeting of Stockholders on May 9, 2023, and any adjournment(s) thereof. Proxies are solicited principally by mail, but directors, officers, and employees of MDU Resources Group, Inc. or its subsidiaries may solicit proxies personally, by telephone, or by electronic media, without compensation other than their regular compensation. Okapi Partners, LLC, additionally will solicit proxies for approximately $9,500 plus out-of-pocket expenses. We will pay the cost of soliciting proxies and will reimburse brokers and others for forwarding proxy materials to stockholders.

Electronic Delivery of Proxy Statement and Annual Report Documents

For stockholders receiving proxy materials by mail, you can elect to receive an email in the future that will provide electronic links to these documents. Opting to receive your proxy materials online will save the company the cost of producing and mailing documents to your home or business and will also give you an electronic link to the proxy voting site.

- **Registered Stockholders:** If you vote on the Internet, simply follow the prompts for enrolling in the electronic proxy delivery service. You may also enroll in the electronic proxy delivery service at any time in the future by going directly to http://enroll.icsdelivery.com/mdu to request electronic delivery. You may revoke an electronic delivery election at this site at any time.

- **Beneficial Stockholders:** If you hold your shares in a brokerage account, you may also have the opportunity to receive copies of the proxy materials electronically. You may enroll in the electronic proxy delivery service at any time by going directly to http://enroll.icsdelivery.com/mdu to request electronic delivery. You may also revoke an electronic delivery election at this site at any time. In addition, you may also check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service or contact your bank or broker to request electronic delivery.

Householding of Proxy Materials

In accordance with a Notice sent to eligible stockholders who share a single address, we are sending only one Annual Report to Stockholders and one Proxy Statement to that address unless we received instructions to the contrary from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate Annual Report to Stockholders and Proxy Statement in the future, he or she may contact the Office of the Treasurer at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. Eligible stockholders of record who receive multiple copies of our Annual Report to Stockholders and Proxy Statement can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting the nominee.

We will promptly deliver, upon written or oral request, a separate copy of the Annual Report to Stockholders and Proxy Statement to a stockholder at a shared address to which a single copy of the document was delivered.

MDU Resources Group, Inc. 401(k) Plan

This Proxy Statement is being used to solicit voting instructions from participants in the MDU Resources Group, Inc. 401(k) Plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered stockholder or beneficial owner, you will separately receive a Notice or proxy materials to vote those other shares you hold outside of the MDU Resources Group, Inc. 401(k) Plan. If you are a plan participant, you must instruct the plan trustee to vote your shares by utilizing one of the methods described on the voting instruction form that you receive in connection with shares held in the plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your personal account in accordance with the recommendations of the board of directors. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 4, 2023.

Annual Meeting Admission and Guidelines

Admission: All stockholders as of the record date of March 10, 2023, are cordially invited to attend the annual meeting. **You must request an admission ticket to attend.** If you are a stockholder of record and plan to attend the meeting, please contact MDU Resources by email at CorporateSecretary@mduresources.com or by telephone at 701-530-1010 to request an admission ticket. A ticket will be sent to you by mail.

If your shares are held beneficially in the name of a bank, broker, or other holder of record, and you plan to attend the annual meeting, you will need to submit a written request for an admission ticket by mail to: Investor Relations, MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506 or email at CorporateSecretary@mduresources.com. The request must include proof of stock ownership as of March 10, 2023, such as a bank or brokerage firm account statement or a legal proxy from the bank, broker, or other holder of record confirming ownership. A ticket will be sent to you by mail.

Requests for admission tickets must be received no later than May 2, 2023. You must present your admission ticket and state-issued photo identification, such as a driver's license, to gain admittance to the meeting.

Guidelines: The use of cameras or sound recording equipment is prohibited except by the media or those employed by the company to provide a record of the proceedings. The use of cell phones and other personal communication devices is also prohibited during the meeting. All devices must be turned off or muted. No firearms or weapons, banners, packages, or signs will be allowed in the meeting room. MDU Resources Group, Inc. reserves the right to inspect all items, including handbags and briefcases, that enter the meeting room.

Conduct of the Meeting

Neither the board of directors nor management intends to bring before the meeting any business other than the matters referred to in the Notice of Annual Meeting and this Proxy Statement. We have not been informed that any other matter will be presented at the meeting by others. However, if any other matters are properly brought before the annual meeting, or any adjournment(s) thereof, your proxies include discretionary authority for the persons named in the proxy to vote or act on such matters in their discretion.

Stockholder Proposals, Director Nominations, and Other Items of Business for 2024 Annual Meeting

Stockholder Proposals for Inclusion in Next Year's Proxy Statement: To be included in the proxy materials for our 2024 annual meeting, a stockholder proposal must be received by the corporate secretary no later than November 24, 2023, unless the date of the 2024 annual meeting is more than 30 days before or after May 9, 2024, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials. The proposal must also comply with all applicable requirements of Rule 14a-8 under the Securities Exchange Act of 1934.

Director Nominations From Stockholders for Inclusion in Next Year's Proxy Statement: If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2024 annual meeting through our proxy access bylaw provision, we must receive proper written notice of the nomination not later than 120 days or earlier than 150 days before the anniversary date that the definitive proxy statement was first released to stockholders in connection with the annual meeting, or between October 26, 2023 and November 24, 2023. In the event that the 2024 annual meeting is more than 30 days before or after May 9, 2024, the notice must be delivered no earlier than the 150th day prior to such meeting and no later than the 120th day prior to such meeting or the 10th day following the date on which public announcement of the meeting date is first made. The requirements of such notice can be found in our bylaws, a copy of which is on our website, at https://investor.mdu.com/governance/governance-documents. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder's intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly.

Director Nominations and Other Stockholder Proposals Raised From the Floor at the 2024 Annual Meeting of Stockholders: Under our bylaws, if a stockholder intends to nominate a person as a director, or present other items of business at an annual meeting, the stockholder must provide written notice of the director nomination or stockholder proposal not earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders and not later than the close of business of the 90th day prior to the first anniversary of the preceding year's annual meeting of stockholders. Notice of director nominations or stockholder proposals for our 2024 annual meeting must be received between January 10, 2024 and February 9, 2024, and meet all the requirements and contain all the information, including the completed questionnaire for director nominations, provided by our bylaws. The requirements for such notice can be found in our bylaws, a copy of which is on our website, at https://investor.mdu.com/governance/governance-documents.

We will make available to our stockholders to whom we furnish this Proxy Statement a copy of our Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2022, which is required to be filed with the SEC. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of MDU Resources Group, Inc., 1200 West Century Avenue, Mailing Address: P.O. Box 5650, Bismarck, North Dakota 58506-5650, Telephone Number: (701) 530-1000. You may also access our Annual Report on Form 10-K through our website at www.mdu.com.

By order of the Board of Directors,

Karl A. Liepitz
Secretary
March 24, 2023

Corporate Headquarters

Street Address:
1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650

Telephone: 701-530-1000
Toll-Free Telephone: 866-760-4852
www.mdu.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

Common Stock

MDU Resources' common stock is listed on the New York Stock Exchange under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor's MidCap 400 and the S&P High-Yield Dividend Aristocrats indices. Average daily trading volume in 2022 was 1,295,188 shares.

Shareowner Service Plus Plan

The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of MDU Resources' common stock and to reinvest all or a percentage of dividends without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, transfer agent and registrar for MDU Resources. For more information, contact Equiniti Trust Company at 877-536-3553 or visit www.shareowneronline.com.

2023 Key Dividend Dates

	Ex-Dividend Date	Record Date	Payment Date
First Quarter	March 8	March 9	April 1
Second Quarter	June 7	June 8	July 1
Third Quarter	September 13	September 14	October 1
Fourth Quarter	December 13	December 14	January 1, 2024

Key dividend dates are subject to the discretion of the Board of Directors.

Annual Meeting

11 a.m. CDT May 9, 2023
Montana-Dakota Utilities Co. Service Center
909 Airport Road
Bismarck, North Dakota

Shareholder Information and Inquiries

Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. Shareowner Online allows shareholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.mdu.com and investor.mdu.com.

Shareholder and Analyst Contact

Brent L. Miller
Telephone: 866-866-8919 or 701-530-1730
Email: Brent.Miller@MDUResources.com

Transfer Agent and Registrar for All Classes of Stock

Equiniti Trust Company
Stock Transfer Department
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 877-536-3553
www.shareowneronline.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.

Design: MDU Resources
Printing: AFPI






Trading Symbol: MDU
www.mdu.com

MDU
LISTED
NYSE

Street Address
1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address
P.O. Box 5650
Bismarck, ND 58506-5650

701-530-1000
866-760-4852